As filed with the Securities and Exchange Commission on April 19, 2023
Registration No. 333-271298
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
HNI CORPORATION
(Exact Name of Registrant as Specified in Its Charter)
Iowa	001-14225	42-0617510
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
600 East Second Street
P.O. Box 1109
Muscatine, Iowa 52761-0071
(563) 272-7400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Steven M. Bradford, Esq.
Senior Vice President,
General Counsel and Secretary
600 East Second Street
P.O. Box 1109
Muscatine, Iowa 52761-0071
(563) 272-7400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:
James P. Dougherty, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Mark W. Johnson, Esq. Chief Legal Officer and Corporate Secretary Kimball International, Inc. 1600 Royal Street Jasper, Indiana 47546 (812) 482-1600	Jason L. Zgliniec, Esq. Sara Rosenberg, Esq. ArentFox Schiff LLP 233 South Wacker Drive, Suite 7100 Chicago, Illinois 60606 (312) 258-5500
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The attached proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
PRELIMINARY, SUBJECT TO COMPLETION, DATED APRIL 19, 2023
LETTER TO SHAREHOLDERS

To the shareholders of Kimball International, Inc.
TRANSACTION PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Shareholders:
On March 7, 2023, HNI Corporation (which we refer to as “HNI”), Ozark Merger Sub, Inc., a wholly owned subsidiary of HNI (which we refer to as “Merger Sub”), and Kimball International, Inc. (which we refer to as “Kimball”) entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”), pursuant to which, subject to approval by Kimball shareholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, at the completion of the merger, Merger Sub will merge with and into Kimball, with Kimball surviving the merger and becoming a subsidiary of HNI. As a result of the merger, Kimball will no longer be a publicly held company. Following the merger, Kimball common stock will be delisted from the NASDAQ Global Select Market (which we refer to as the “Nasdaq”) and deregistered under the Securities Exchange Act of 1934. The common stock of HNI is traded on the New York Stock Exchange (which we refer to as the “NYSE”) under the symbol “HNI.” The common stock of Kimball is traded on the Nasdaq under the symbol “KBAL.”
If the merger is completed, each share of Kimball common stock (other than excluded shares) will be converted into the right to receive 0.1301 fully paid and nonassessable shares of HNI common stock (with, if applicable, cash in lieu of fractional shares) and $9.00 in cash, without interest (which we refer to, collectively, as the “merger consideration”), less any applicable withholding taxes. For more details on the merger consideration, see “The Merger Agreement—Merger Consideration.”
The market value of HNI common stock at the time of completion of the merger could be greater than, less than or the same as the market value of HNI common stock on the date of the accompanying proxy statement/prospectus and/or the date of the special meeting (which we refer to as the “special meeting”). We cannot predict the amount of any change in value, as the market price of shares of HNI common stock may fluctuate based on the perceived values of the common stock of HNI in anticipation of the merger, and it may not be possible to estimate the market value of HNI common stock.
Based on the current number of shares of Kimball common stock outstanding, HNI expects to issue approximately 4,892,050 shares of HNI common stock to holders of Kimball common stock and pay approximately $338,420,025 in cash to holders of Kimball common stock in the aggregate in the merger. Based on the current number of shares of Kimball common stock outstanding, and the current number of shares of HNI common stock outstanding, we estimate that, immediately following completion of the merger, former holders of Kimball common stock will own approximately 10% of the common stock of the combined company, excluding equity-based awards that converted into HNI awards pursuant to the terms of the merger agreement, and pre-merger holders of HNI common stock will own approximately 90% of the common stock of the combined company.
Kimball is holding a special meeting of its shareholders to vote on the proposals necessary to complete the merger. The special meeting will be held at Kimball’s headquarters. Please be sure to follow instructions found on your proxy card and/or voting instruction form and subsequent instructions that will be delivered to you via email.
Information about the special meeting, the merger and the other business to be considered by shareholders at the special meeting is contained in the accompanying proxy statement/prospectus. Any shareholder entitled to attend and vote at the special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of Kimball common stock. We urge you to read the accompanying proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 31.
Your vote is very important regardless of the number of shares of Kimball common stock that you own. The merger cannot be completed without the adoption of the merger agreement by the affirmative vote of a majority of the outstanding shares of Kimball common stock.
Whether or not you plan to attend the special meeting, please submit your proxy as soon as possible to make sure that your shares are represented at the meeting.
Regards,

Kristine L. Juster
CEO, Board Member
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in the accompanying proxy statement/prospectus or the securities to be issued in connection with the merger or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus is dated [•], 2023, and is first being mailed to shareholders of Kimball on or about [•], 2023.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

KIMBALL INTERNATIONAL, INC.

1600 Royal Street
Jasper, Indiana 47546

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [•], 2023
To the Shareholders of Kimball International, Inc.:
We are pleased to invite you to attend a special meeting of shareholders of Kimball International, Inc. (which we refer to as “Kimball”) to be held at Kimball’s headquarters at 1600 Royal Street, Jasper, Indiana 47546, on [•], 2023, at [•] a.m., Eastern Time, to consider and vote on the following proposals:
1.
Adoption of the Merger Agreement. To adopt the Agreement and Plan of Merger, dated as of March 7, 2023 (which, as it may be amended from time to time, we refer to as the “merger agreement”), among HNI Corporation, Ozark Merger Sub, Inc. (which we refer to as “Merger Sub”) and Kimball (which we refer to as the “merger proposal”);

2.
Kimball Merger-Related Compensation. To approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Kimball’s named executive officers that is based on or otherwise relates to the merger contemplated by the merger agreement (which we refer to as the “non-binding compensation advisory proposal”); and

3.
Adjournment of the Special Meeting. To adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Kimball shareholders (which we refer to as the “adjournment proposal”).

Kimball shareholder approval of the merger proposal is required to complete the merger between Merger Sub and Kimball, as contemplated by the merger agreement. Kimball shareholders will also be asked to approve the non-binding compensation advisory proposal and the adjournment proposal. Kimball will transact no other business at the special meeting. The record date for the special meeting has been set as [•], 2023. Only shareholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the special meeting or any adjournments and postponements of the special meeting. The list of shareholders entitled to vote at the special meeting will be made available for inspection during the special meeting. Holders of Kimball Class A Common Stock are entitled to assert dissenters’ rights under Chapter 44 of the Act, as described in the section entitled “Appraisal or Dissenters’ Rights Available to Certain Kimball Shareholders” beginning on page 122 of the proxy statement/prospectus accompanying this notice. Holders of Kimball Class B Common Stock are not entitled to dissenters’ rights. For additional information regarding the special meeting, see the section entitled “The Special Meeting” beginning on page 116 of the proxy statement/prospectus accompanying this notice.
The Kimball Board of Directors (the “Kimball Board”) unanimously recommends that you vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal.

The shareholder proposals are described in more detail in the accompanying proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus. If you have any questions concerning the proposals in this notice, the merger or the proxy statement/prospectus, would like additional copies or need help voting your shares of Kimball common stock, please contact Kimball’s proxy solicitor at:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Shareholders may call toll free: (800) 290-6427
Banks and Brokers may call collect: (212) 269-5550
Email: KBAL@dfking.com
PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.
Your vote is very important regardless of the number of shares of Kimball common stock that you own. Approval of the merger proposal by the Kimball shareholders is a condition to the merger and requires the affirmative vote of the holders of a majority of the outstanding shares of Kimball common stock. Kimball shareholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card. Abstentions, failure to submit a proxy or vote at the special meeting and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal.
BY ORDER OF THE BOARD OF DIRECTORS,

Mark W. Johnson
Chief Legal Officer & Corporate Secretary, Kimball International
President, Kimball Hospitality

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates by reference important business and financial information about HNI and Kimball from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 148.
You can obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge by requesting them in writing or by telephone as follows:
For information related to Kimball:
Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47546
Attention: Investor Relations
(812) 482-1600
investorrelations@kimballinternational.com

or from D.F. King & Co., Inc., Kimball’s proxy solicitor, at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
Shareholders may call toll free: (800) 290-6427
Banks and Brokers may call collect: (212) 269-5550
Email: KBAL@dfking.com
To receive timely delivery of the documents in advance of the special meeting of Kimball shareholders, you should make your request no later than [•], 2023, which is five business days before the meeting.
You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge through the Securities and Exchange Commission (the “SEC”) website at www.sec.gov. In addition, you may obtain copies of documents filed by HNI with the SEC by accessing HNI’s website at www.hnicorp.com under the tab “Investors” and then under the heading “Financials.” You may also obtain copies of documents filed by Kimball with the SEC by accessing Kimball’s website at https://www.kimballinternational.com/investor-relations-overview/investor-public-filings.html.
We are not incorporating the contents of the websites of HNI, Kimball or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by HNI (File No. 333-271298) constitutes a prospectus of HNI under Section 5 of the Securities Act, with respect to the shares of HNI common stock to be issued to Kimball shareholders pursuant to the merger agreement described herein. This document also constitutes a proxy statement of Kimball under Section 14(a) of the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting, at which Kimball shareholders will be asked to consider and vote on the adoption of the merger agreement and other related proposals.
You should rely only on the information contained in, and incorporated by reference into, this proxy statement/prospectus. HNI and Kimball have not authorized anyone to provide you with information other than the information that is contained in, or incorporated by reference into, this proxy statement/prospectus. HNI and Kimball take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This proxy statement/prospectus is dated [•], 2023, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Kimball shareholders nor the issuance by HNI of shares of HNI common stock pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus is neither an offer to sell, nor a solicitation of an offer to buy, any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. HNI has supplied all information contained in, and incorporated by reference into, this proxy statement/prospectus relating to HNI and Merger Sub, and Kimball has supplied all such information relating to Kimball.

i

ii

DEFINED TERMS
Unless stated otherwise, when the following bolded terms and abbreviations appear in this proxy statement/prospectus, they have the meanings indicated below:
Act	Indiana Business Corporation Law

antitrust laws
the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act (in each case, as amended) and any other United States federal or state or foreign laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade

Code	the Internal Revenue Code of 1986, as amended

commitment letter
(i) the commitment letter, dated as of March 7, 2023, from Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and U.S. Bank, National Association (the “Debt Commitment Parties”), pursuant to which, subject to the terms and conditions set forth therein, the Debt Commitment Parties have committed to provide to HNI the bridge facility debt financing (see “financing” defined below) in connection with the merger and the other transactions contemplated by the merger agreement and (ii) the executed fee letters referenced therein, in each case, as may be amended and restated from time to time (in the event that any portion of the financing becomes unavailable and HNI obtains any alternative financing commitment letter, the terms “commitment letter” and “financing” will include any such alternative financing commitment letter and the alternative financing contemplated thereby (in lieu of the commitment letter and the financing so replaced), as applicable)

Confidentiality Agreement	Confidentiality Agreement, dated as of December 31, 2022, by and between HNI and Kimball

COVID-19	COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof) or associated epidemics, pandemic or disease outbreaks

COVID-19 measures
any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or law, or any other applicable laws, guidelines or recommendations by any governmental entity in connection with or in response to COVID-19

DOJ	the U.S. Department of Justice

effective time
the date and time at which the articles of merger with respect to the merger is duly filed with the Secretary of State of the State of Indiana or at such later time as HNI and Kimball may agree in writing and specify in such articles of merger

Exchange Act	the Securities Exchange Act of 1934, as amended

financing
the financing extended pursuant to (i) the commitment letter (defined above) and (ii) the executed fee letters referenced therein, in each case, as may be amended and restated from time to time (in the event that any portion of the financing becomes unavailable and HNI obtains any alternative financing commitment letter, the terms “commitment letter” and “financing” will include any such alternative financing commitment letter and the alternative financing contemplated thereby (in lieu of the commitment letter and the financing so replaced), as applicable)

FTC	the U.S. Federal Trade Commission

HNI	HNI Corporation, a corporation organized under the laws of Iowa

HNI Board	the board of directors of HNI

HNI common stock	the common stock of HNI, par value $1.00 per share

HNI shareholder	a holder of shares of HNI common stock

HSR Act	the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

Kimball	Kimball International, Inc., a corporation organized under the laws of Indiana

Kimball Board	the board of directors of Kimball

Kimball common stock	Class A Common Stock and Class B Common Stock of Kimball, par value $0.05 per share

Kimball shareholder	a holder of shares of Kimball common stock

Kimball shareholder approval
the approval of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Kimball common stock (with the Kimball Class A Common Stock and Kimball Class B Common Stock voting together as a single class for such purposes)

law
any local, county, state, federal, foreign or other constitution, law, statute, treaty, regulation, ordinance, code, common law or any rule, order, decree, judgment, judicial consent, consent decree, edict, permit, directive or governmental requirement enacted, promulgated, entered into, agreed or imposed by any governmental entity merger agreement
the Agreement and Plan of Merger, dated as of March 7, 2023, by and among HNI, Kimball and Merger Sub, a copy of which is attached as Annex A to this proxy statement/prospectus (as it may be amended from time to time)

merger or transaction	both terms refer to the merger of Merger Sub with and into Kimball, with Kimball continuing as the surviving corporation and a direct, wholly owned subsidiary of HNI

Merger Sub	Ozark Merger Sub, Inc., a corporation organized under the laws of Indiana and a direct, wholly owned subsidiary of HNI

Nasdaq	the Nasdaq Global Select Market

Non-U.S. Holder	a beneficial owner of shares of Kimball common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Holder

NYSE	the New York Stock Exchange

SEC	the Securities and Exchange Commission

Securities Act	the Securities Act of 1933, as amended

special meeting
the special meeting of Kimball shareholders to consider and vote upon the merger proposal and other shareholder approval matters (as defined below) (including any adjournments or postponements thereof)

U.S. Holder
a beneficial owner of shares of Kimball common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source

QUESTIONS AND ANSWERS
ABOUT THE MERGER AND THE SPECIAL MEETING
The following questions and answers briefly address some commonly asked questions about the merger agreement, the merger, other transactions contemplated by the merger agreement, and the special meeting. They may not include all of the information that is important to Kimball shareholders. Kimball shareholders should carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 148.
Q:	What is the merger agreement and what is the merger?
A:
HNI, Merger Sub and Kimball have entered into the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed acquisition of Kimball by HNI. Under the merger agreement, subject to the satisfaction (or, to the extent permitted by applicable law and in accordance with the merger agreement, waiver) of the conditions to the merger set forth in the merger agreement and described in this proxy statement/prospectus, at the closing of the merger, Merger Sub will merge with and into Kimball, with Kimball continuing as the “surviving corporation” and a direct, wholly owned subsidiary of HNI.

As a result of the merger, Kimball will become a direct, wholly owned subsidiary of HNI and will no longer be a publicly held company. HNI will issue approximately 4,714,939 shares of HNI common stock to Kimball shareholders in the merger (including shares of HNI common stock to be issued in connection with certain outstanding Kimball long-term incentive awards subject to applicable vesting conditions). As a result of these issuances, current HNI shareholders and Kimball shareholders are expected to hold approximately 90% and 10%, respectively, of the outstanding shares of HNI common stock immediately following completion of the merger. In addition, following the merger, Kimball common stock will be delisted from the Nasdaq and will be deregistered under the Exchange Act, after which Kimball will no longer be required under SEC rules and regulations to file periodic reports with the SEC in respect of Kimball common stock. The common stock of HNI is traded on the NYSE under the symbol “HNI.” The common stock of Kimball is traded on the Nasdaq under the symbol “KBAL.”
Q:	Why am I receiving these materials?
A:
HNI and Kimball are sending these materials to Kimball shareholders to help them decide how to vote their shares of Kimball common stock with respect to the merger and other matters to be considered at the special meeting.

The transactions contemplated by the merger agreement, including the merger, cannot be completed unless, among other things, Kimball shareholders adopt the merger agreement with the affirmative vote of the holders of a majority of the outstanding shares of Kimball common stock entitled to vote thereon (with Class A Kimball common stock and Class B Kimball common stock voting together as a single class). Kimball is holding a special meeting of its shareholders to vote on the proposal to adopt the merger agreement and other related proposals. Information about the special meeting, the merger and the other business to be considered by shareholders at the special meeting is contained in this proxy statement/prospectus.
This proxy statement/prospectus constitutes both a proxy statement of Kimball and a prospectus of HNI.
It is a proxy statement because the Kimball Board is soliciting proxies from its shareholders to vote in favor of the proposal to adopt the merger agreement at the special meeting or at any adjournment or postponement of the special meeting. The Kimball Board has unanimously recommended that Kimball shareholders vote in favor of the merger proposal. Kimball shareholders are also being asked to vote to approve the merger-related named executive officer compensation proposal on a non-binding advisory basis and, if necessary, the adjournment of the special meeting.
It is a prospectus because HNI will issue shares of HNI common stock as the stock consideration portion of the merger consideration in exchange for outstanding shares of Kimball common stock in the merger.

Q:	What will Kimball shareholders receive in the merger?
A.
In connection with the merger, Kimball shareholders will receive the merger consideration, which consists of (i) $9.00 in cash, without interest, per share of Kimball common stock (the “cash consideration”) and (ii) 0.1301 of a validly issued, fully paid and non-assessable share of HNI common stock (the “exchange ratio”) (such cash consideration and stock consideration together, as they may potentially be adjusted pursuant to the merger agreement as described below, the “merger consideration”) for each share of Kimball common stock that they own immediately prior to the closing of the merger (other than (i) shares of Kimball common stock owned by HNI, Kimball, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries, (ii) shares of Kimball common stock held in the treasury of Kimball, (iii) shares of Kimball common stock held by Kimball shareholders that properly exercised their appraisal rights under Indiana law (“dissenting shares” and, together with (i) and (ii), “cancelled shares”) and (iv) certain shares of Kimball common stock subject to long-term incentive awards that will be treated in the manner described under the heading “The Merger—Treatment of Kimball Long-Term Incentive Awards”).

The foregoing exchange ratio is fixed and will not be adjusted to reflect changes in the stock price of either company before the merger is complete. The exchange ratio will, however, be adjusted in accordance with the terms of the merger agreement to reflect the effect of any reclassification, reorganization, recapitalization, stock split, reverse stock split or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into HNI common stock or Kimball common stock) with a record date prior to the effective time of the merger.
No fractional shares of HNI common stock will be issued in connection with the merger. Each Kimball shareholder that otherwise would have been entitled to receive a fractional share of HNI common stock will have the right to receive an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) such fractional part of HNI common stock multiplied by (ii) the HNI Share Price (as defined under the heading “The Merger Agreement—Treatment of Fractional Shares”), in lieu of such fractional share.
For more details on the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 77.
Q:	How will I receive the merger consideration to which I am entitled?
A:
If you hold physical share certificates of Kimball common stock, you will be sent a letter of transmittal and instructions as soon as practicable after the effective time of the merger describing how you may exchange your shares of Kimball common stock for the merger consideration. Upon surrender to the exchange agent of your certificates of Kimball common stock together with a completed and executed letter of transmittal, and any other customary documents as may be reasonably required by the exchange agent, the exchange agent will forward to you the shares of HNI common stock (which will be in uncertificated book-entry form) and cash to which you are entitled. If you hold your shares of Kimball common stock in uncertificated book-entry form, you are not required to take any specific actions to exchange your shares of Kimball common stock, and after the completion of the merger, such shares will be automatically exchanged for the merger consideration. For more information on the documentation you are required to deliver to the exchange agent, see the section entitled “The Merger Agreement—Procedures for Surrendering Kimball Share Certificates.”

Q:	What equity stake will Kimball shareholders hold in HNI immediately following the merger?
A.
Upon the completion of the merger, based on the exchange ratio, the estimated number of shares of HNI common stock issuable as the stock consideration is approximately 4,714,939 shares, which will result in former Kimball shareholders holding approximately 10% of the outstanding fully diluted HNI common stock based on the number of outstanding shares of common stock and outstanding long-term incentive awards of HNI and Kimball as of April 11, 2023, the most recent practicable date for which such information was available.

For more details on the merger consideration and the treatment of Kimball long-term incentive awards, see “The Merger Agreement—Merger Consideration” beginning on page 77 and “The Merger—Treatment of Kimball Long-Term Incentive Awards” beginning on page 70.

Q:	Who will serve on the board of directors of the combined company following the merger?
A:	The composition of the HNI Board will not change upon the closing of the merger.
Q:	Will the market value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?
A:
Yes. Although the merger consideration that holders of Kimball common stock will receive is fixed, the market value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of merger based upon the trading price of shares of HNI common stock. Any fluctuation in the trading price of shares of HNI common stock after the date of this proxy statement/prospectus will change the market value of the shares of HNI common stock that holders of Kimball common stock will receive as part of the merger consideration.

Q:	When do Kimball and HNI expect to complete the merger?
A.
HNI and Kimball are working to complete the merger as soon as practicable and currently expect that the transaction will be completed by mid-2023. Neither HNI nor Kimball can predict, however, the actual date on which the transaction will be completed (or that it will be completed at all) because it is subject to conditions beyond each company’s control, including receipt of required regulatory approvals and approval of the merger proposal by Kimball shareholders. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 98 for more information.

Q:	Is HNI’s obligation to complete the merger subject to HNI receiving financing?
A:	No. HNI’s obligations under the merger agreement are not subject to any condition regarding its ability to finance, or obtain financing for, the merger.
For more details on the financing for the merger, see “The Merger Agreement—Financing and Financing Cooperation” beginning on page 81.
Q:	What happens if the merger is not completed?
A:
If the merger agreement is not adopted by Kimball shareholders or if the merger is not completed for any other reason, Kimball shareholders will not receive any consideration for their shares of Kimball common stock. Instead, Kimball will remain an independent public company, Kimball common stock will continue to be listed and traded on the Nasdaq and registered under the Exchange Act and Kimball will continue to file periodic reports with the SEC. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 98 for more information.

Q:	Will the shares of HNI common stock I acquire in the merger receive a dividend?
A:
After the closing of the merger, as an HNI shareholder, you will receive the same dividends on shares of HNI common stock that all other holders of shares of HNI common stock will receive with any dividend record date that occurs after the closing of the merger. HNI last paid a dividend on shares of HNI common stock on March 8, 2023 of $0.32 per share.

Q:	Will I continue to receive dividends in respect of my shares of Kimball common stock?
A:
Prior to the closing of the merger, Kimball and HNI will coordinate the record and payment dates for their quarterly dividends in respect of their common stock to ensure that you do not receive two dividends, or fail to receive one dividend, in any quarter with respect to your shares of Kimball common stock and the HNI common stock that you receive in exchange therefor in the merger.

In addition, and without limiting the requirements of the previous sentence, Kimball is permitted to make, set aside, declare or pay scheduled quarterly dividends in respect of shares of Kimball common stock in an amount not in excess of $0.09 per share of Kimball common stock and Kimball has agreed in the merger agreement that the date on which it declares any such quarterly dividend and the record date with respect to any quarterly dividend shall be (x) no later than five business days following and (y) no earlier than two business days preceding, in each case, the one year anniversary of such dates for the corresponding quarter of the preceding year.

After the closing of the merger, former Kimball shareholders who hold Kimball share certificates or book-entry shares will not be entitled to be paid dividends otherwise payable on the shares of HNI common stock into which their shares of Kimball common stock are exchangeable until they surrender their Kimball share certificates or book-entry shares according to the instructions provided to them. Dividends will be accrued for these shareholders and they will receive the accrued dividends, without interest, when they surrender their Kimball share certificates or book-entry shares.
After the closing of the merger, all HNI dividends will remain subject to approval by the HNI Board.
Q:	What am I being asked to vote on, and why is this approval necessary?
A:	Kimball shareholders are being asked to vote on the following proposals:
Adoption of the Merger Agreement. To adopt the merger agreement, which is further described in the section entitled “The Merger Agreement,” and a copy of which merger agreement is attached as Annex A to this proxy statement/prospectus (which we refer to as the “merger proposal”);
Approval of Non-Binding Compensation Advisory Proposal. To approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Kimball’s named executive officers in connection with the merger (which we refer to as the “non-binding compensation advisory proposal”); and
Adjournment of the Special Meeting. To approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Kimball shareholders (which we refer to as the “adjournment proposal”).
Approval of the merger proposal by Kimball shareholders is required for completion of the merger.
Q:	What vote is required to approve each proposal at the special meeting?
A:	The merger proposal: The affirmative vote of a majority of the outstanding shares of Kimball common stock is required to approve the merger proposal.
The non-binding compensation advisory proposal: The affirmative vote of holders of a majority of the votes entitled to be cast by the shareholders who are present or represented by proxy at the special meeting is required to approve the non-binding compensation advisory proposal.
The adjournment proposal: The affirmative vote of holders of a majority of the votes entitled to be cast by the shareholders who are present or represented by proxy at the special meeting is required to approve the adjournment proposal.
Q:	Why are Kimball shareholders being asked to consider and vote on a proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation?
A:
Under SEC rules, Kimball is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q:	What happens if the non-binding advisory merger-related named executive officer compensation proposal is not approved?
A.
Approval of the non-binding compensation advisory proposal is not a condition to completion of the merger, and because the vote on the non-binding compensation advisory proposal is advisory only, it will not be binding on Kimball. Accordingly, if the merger is approved and the other conditions to closing are satisfied or waived, the merger will be completed even if the non-binding compensation advisory proposal is not approved. If the merger proposal is approved and the merger is completed, the merger-related compensation will be payable to Kimball’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the non-binding compensation advisory proposal.

Q:	Do any of Kimball’s directors or executive officers have interests in the merger that may differ from those of Kimball’s shareholders?
A:
Certain of Kimball’s directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of Kimball shareholders generally. The Kimball Board was aware of the interests of Kimball’s directors and executive officers, and the Kimball Board considered such interests, among other matters, when it approved the merger agreement and in making its recommendations to its shareholders. For more information regarding these interests, see the section entitled “The Merger—Interests of Directors and Executive Officers of Kimball in the Merger.”

Q:	How many votes do I have?
A:
Each holder of Kimball common stock is entitled to one vote for each share of Kimball common stock held of record as of the record date. As of the close of business on the record date, there were [•] shares of Kimball Class A Common Stock and [•] shares of Kimball Class B Common Stock outstanding. The holders of shares of Kimball Class A Common Stock and Class B Common Stock will vote together as a single class on all matters to be considered at the special meeting. As summarized below, there are some important distinctions between shares held of record and those owned beneficially in street name.

Q:	What constitutes a quorum?
A:
The presence, at the special meeting or by proxy, of the holders of a majority of the outstanding shares of Kimball common stock will constitute a quorum for the transaction of business at the special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the special meeting.

Q:	How does the Kimball Board recommend that I vote?
A:
The Kimball Board unanimously recommends that Kimball shareholders vote “FOR” the merger proposal, “FOR” the merger-related named executive officer compensation proposal and, if necessary, “FOR” the adjournment proposal.

Q:	Why did the Kimball Board approve the merger agreement and the transactions contemplated by the merger agreement, including the merger?
A:
For information regarding the Kimball Board’s reasons for approving and recommending adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, see the section entitled “The Merger—Kimball’s Board’s Recommendation to Shareholders.”

Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in, and incorporated by reference into, this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the special meeting. Please follow the instructions set forth on the accompanying proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Please do not submit your Kimball share certificates at this time. If the merger is completed, you will receive instructions for surrendering your Kimball share certificates or book-entry shares in exchange for the merger consideration from the paying agent.
Please carefully consider the information contained in, and incorporated by reference into, this proxy statement/prospectus. Whether or not you plan to attend the special meeting, Kimball encourages you to submit your proxy to vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the special meeting.
Q:	Does my vote matter?
A:	Yes. The transactions cannot be completed unless the merger proposal is approved by the affirmative vote of a majority of the outstanding shares of Kimball common stock.

Q:	How do I vote?
A:
If you are a shareholder of record of Kimball as of the record date of [•], 2023, you are entitled to receive notice of, and cast a vote at, the special meeting. Each holder of Kimball common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Kimball common stock that such holder owned of record as of the record date. You may submit your proxy before the special meeting in one of the following ways:

•	Telephone Voting—use the toll-free number shown on your proxy card;
•	Via the Internet—visit the website shown on your proxy card to vote via the Internet; or
•	Voting by Mail—complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.
If you are a shareholder of record, you may also attend the special meeting and cast your vote in person.
If your shares are held in “street name,” through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote at the special meeting will need to obtain a “legal proxy” form from their bank, broker or other nominee.
Q:	What is the difference between holding shares of Kimball common stock as a shareholder of record and as a beneficial owner?
A:
You are a “shareholder of record” if your shares are registered directly in your name with Kimball’s transfer agent, Broadridge. As the shareholder of record, you have the right to vote at the special meeting. You may also vote before the special meeting by Internet, telephone or mail, as described in the notice and above under the heading “How do I vote?” You are deemed to beneficially own shares in “street name” if your shares are held by a bank, broker or other nominee. Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. If you beneficially own your shares, you are invited to attend the special meeting; however, you may not attend or vote your shares at the special meeting unless you obtain a “legal proxy” from your bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If my shares of Kimball common stock are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?
A:
If your shares are held in “street name” by a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Kimball, or by voting at the special meeting, unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Your bank, broker or other nominee is obligated to provide you with a voting instruction card for you to use.

Banks, brokers or other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the special meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the bank, broker or other nominee does not have discretionary voting power.
If you are a beneficial owner of Kimball shares and you do not instruct your bank, broker or other nominee on how to vote your shares:
•	your bank, broker or other nominee may not vote your shares on the merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;

•	your bank, broker or other nominee may not vote your shares on the non-binding compensation advisory proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and
•	your bank, broker or other nominee may not vote your shares on the adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.
Q:	May I attend the special meeting of the shareholders?
A:	You or your authorized proxy may attend the special meeting if you were a registered or beneficial shareholder of Kimball common stock as of the record date.
Q:	When and where will the special meeting take place? What must I bring to attend the special meeting?
A:
The special meeting will be held in person at Kimball’s headquarters at 1600 Royal Street, Jasper, Indiana 47546, at [•] a.m., Eastern Time, on [•], 2023. If you choose to attend the special meeting and vote your shares in person, you will need to present photo identification, and your name must be on the Kimball shareholder list or a recent brokerage statement showing share ownership as of the record date must be presented.

Q:	What if I fail to vote or abstain?
A:	For purposes of the special meeting, an abstention occurs when a shareholder attends the special meeting and does not vote or returns a proxy with an “abstain” instruction.
•
Merger proposal: An abstention will have the same effect as a vote cast “AGAINST” the merger proposal. If a shareholder is not present at the special meeting and does not respond by proxy, it will have the same effect of a vote cast “AGAINST” such proposal.

•
Non-binding compensation advisory proposal: An abstention will have the same effect as a vote cast “AGAINST” the non-binding compensation advisory proposal. If a shareholder is not present at the special meeting and does not respond by proxy, it will have no effect on the outcome of the non-binding compensation advisory proposal.

•
Adjournment proposal: An abstention will have the same effect as a vote cast “AGAINST” the adjournment proposal. If a shareholder is not present at the special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Q:	What will happen if I return my proxy card or voting instruction form without indicating how to vote?
A:
If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Kimball common stock represented by your proxy will be voted as recommended by the Kimball Board with respect to that proposal.

Q:	May I change or revoke my vote after I have delivered my proxy card or voting instruction form?
A:	Yes. If you are a record holder, you may change or revoke your vote before your proxy is voted at the special meeting as described herein. You may do this in one of the following four ways:
•
by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case, if you are eligible to do so;

•	by sending a notice of revocation to Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717;
•	by sending a completed proxy card bearing a later date than your original proxy card; or
•	by attending the special meeting and voting your shares.

If you choose any of the first three methods, you must take the described action no later than the beginning of the special meeting.
If your shares are held in an account at a bank, broker or other nominee or through an employee savings plan and you have delivered your voting instruction card or otherwise given instruction on how to vote your shares to your bank, broker or other nominee or your applicable plan administrator, you should contact your bank, broker or other nominee or your applicable plan administrator to change your vote.
Q:	Where can I find the voting results of the special meeting?
A:	Within four business days following certification of the final voting results, Kimball intends to file the final voting results with the SEC on a Current Report on Form 8-K.
Q:	What are the material U.S. federal income tax consequences of the merger?
A:
The receipt of merger consideration in exchange for shares of Kimball common stock pursuant to the merger agreement generally will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion below under the heading “The Merger—Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code,” a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the cash received by the U.S. Holder in the merger, including any cash received in lieu of fractional shares of HNI common stock, and the fair market value, on the closing date of the merger, of the shares of HNI common stock received by such U.S. Holder in the merger and (2) the U.S. Holder’s adjusted tax basis in its Kimball common stock surrendered in exchange therefor.

In certain circumstances, U.S. Holders who also own shares of HNI common stock at the time of the merger may have tax consequences that differ materially from those described above as a result of the application of Section 304 of the Code. As described further below under “The Merger—Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code,” such U.S. Holders may be required to include the entire amount of the cash consideration received as dividend income. Any such U.S. Holders should consult their own tax advisors regarding the application of Section 304 of the Code to the merger.
Except in certain specific circumstances described in “The Merger—Material U.S. Federal Income Tax Consequences—Non-U.S. Holders,” Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of shares of Kimball common stock for shares of HNI common stock and cash in the merger. However, as described further below under “The Merger—Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code” as a result of the application of Section 304 of the Code, the entire amount of cash consideration paid to a Non-U.S. Holder may be treated as a dividend for U.S. federal income tax purposes if the Non-U.S. Holder also owns shares of HNI common stock at the time of the merger. Because of the uncertainty regarding the application of Section 304 of the Code and the possibility of dividend treatment, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of all cash merger consideration payable to Non-U.S. Holders. Non-U.S. Holders should consult their own tax advisors regarding their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding taxes with respect to the cash consideration payable to them pursuant to the merger and any action that may be taken to mitigate any potential adverse tax consequences.
Please refer to the section titled “The Merger—Material U.S. Federal Income Tax Consequences” contained in this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to each holder may be complex and will depend on such holder’s specific situation.
Holders should consult their own tax advisors for a full understanding of the tax consequences of the merger in their particular circumstances.
Q:	Am I entitled to exercise dissenters’ rights in connection with the merger instead of receiving the merger consideration for my shares of Kimball common stock?
A:	Holders of Kimball Class B Common Stock are not entitled to exercise dissenters’ rights in connection with the merger.

Indiana law provides holders of Kimball Class A Common Stock with dissenters’ rights in the merger. This means that, if a holder of Kimball Class A Common Stock exactly complies with certain legal requirements specified by law, such holder will be entitled to receive payment in cash of the “fair value” (as determined by a court in accordance with Indiana law) of such holder’s shares of Class A Common Stock, excluding any appreciation in value that results from the merger, unless such exclusion would be inequitable. To exercise dissenters’ rights, a holder of Kimball Class A Common Stock must deliver written notice of its intent to demand payment for such shares to Kimball at or before the special meeting (and in any event before the vote is taken at the special meeting) and must not vote in favor of the merger either in person or by proxy. Notices should be addressed to Corporate Secretary, Kimball International, Inc., 1600 Royal Street, Jasper, Indiana 47546. The failure to follow exactly the procedures specified under Indiana law will result in the loss of dissenters’ rights. A copy of the dissenters’ rights provisions of Indiana law is provided as Annex B to this proxy statement/prospectus.
For more information, see the section entitled “Dissenters’ Rights.”
Q:	What will happen to Kimball long-term incentive awards?
A:	Upon completion of the merger:
•
Each outstanding award of Kimball restricted stock units that is not subject to performance vesting conditions (“Kimball Time-Based RSU Award”) will be converted into a restricted stock unit award, on the same terms and conditions (including vesting and forfeiture, but subject to potential accelerated vesting upon certain terminations of employment), with respect to a number of shares of HNI common stock, determined by multiplying (i) each share of Kimball common stock subject to the corresponding Kimball Time-Based RSU Award by (ii) the sum of (A) the exchange ratio and (B) the quotient of the sum of the cash consideration plus the dividend equivalents accrued thereon, divided by the HNI Share Price. However, if the effective time of the merger occurs prior to June 30, 2023, the tranche of each Kimball Time-Based RSU Award that is scheduled to vest on June 30, 2023 will, at the effective time of the merger, vest and be cancelled and converted into the right to receive from HNI (shortly following the effective time), in respect of each share of Kimball common stock subject to such vesting tranche, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (A) the cash consideration plus the dividend equivalents that have accrued thereon, and (B) the HNI Share Price multiplied by the exchange ratio;

•
With respect to each outstanding award of Kimball restricted stock units subject to performance-based vesting, (i) if such vesting is based on relative total shareholder return (“Kimball RTSR Award”), the award will vest at a pro rata portion of the target number of shares subject to such award, based on the portion of the performance cycle then completed, and (ii) if such vesting is based on earnings per share (“Kimball EPS Award”), the award will vest at the target number of shares subject to such award and, in each case, the full award will automatically be cancelled and converted into the right to receive from HNI (shortly following the effective time), in respect of each share of Kimball common stock subject to the vested portion of such cancelled award, an amount of cash (without any interest thereon and subject to applicable withholding taxes), equal to the sum of (i) the cash consideration, plus (ii) the HNI Share Price multiplied by the exchange ratio.

Q:	What happens if I sell my shares of Kimball common stock after the record date but before the special meeting?
A:
The record date for the special meeting (the close of business on [•], 2023) is earlier than the date of the special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Kimball common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration to be received by Kimball shareholders in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:	Are there any risks that I should consider in deciding whether to vote in favor of the merger proposal?
A:	Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors”

beginning on page 31. You also should read and carefully consider the risk factors of HNI and Kimball contained in the documents that are incorporated by reference into this proxy statement/prospectus.
Q:	What should I do if I receive more than one set of voting materials?
A:
If you hold shares of Kimball common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of Kimball common stock in more than one brokerage account or if you hold shares of Kimball common stock in any Kimball defined contribution plan, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Kimball common stock are voted. If you hold your shares in “street name” through a broker, bank or other nominee, you should follow the procedures provided by your broker, bank or other nominee to vote your shares.

Q:	Who will tabulate and certify the vote?
A:
Kimball has appointed Broadridge to serve as the Inspector of Election for the special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions. Within four business days following the special meeting, Kimball intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Kimball will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

Q:	Where can I find the voting results of the special meeting?
A:
The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, Kimball intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?
A:
If you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact D.F. King, the proxy solicitation agent for Kimball, at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
Shareholders may call toll free: (800) 290-6427
Banks and Brokers may call collect: (212) 269-5550
Email: KBAL@dfking.com

SUMMARY
This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. HNI and Kimball urge you to read carefully this proxy statement/prospectus in its entirety, including the annexes. Additional important information, which HNI and Kimball also urge you to read, is contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 148.
Information about the Companies
HNI
HNI is a manufacturer of workplace furnishings and residential building products, operating under two segments. The Workplace Furnishings segment is a leading global designer and provider of commercial furnishings, going to market under multiple unique brands including HON, Allsteel, Gunlocke, HBF, Design Public, Danish Design Store and HNI India. The Residential Building Products segment is the nation’s leading manufacturer and marketer of hearth products, which include a full array of gas, electric, wood and pellet-burning fireplaces, inserts, stoves, facings and accessories. In 2022, HNI’s net sales were $2.36 billion and HNI’s net income was $123.9 million. HNI produces products in its manufacturing facilities in the United States, India and Mexico. HNI employs approximately 7,300 full-time and temporary members worldwide.
HNI is incorporated in Iowa. Its principal executive offices are located at 600 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071, and its telephone number is (563) 272-7400. HNI’s website address is www.hnicorp.com. Information contained on HNI’s website does not constitute part of this proxy statement/prospectus. HNI common stock is publicly traded on the NYSE, under the ticker symbol “HNI.” Additional information about HNI is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 148.
Kimball
Kimball International, Inc. was incorporated in the State of Indiana on August 24, 1939. Kimball is an omnichannel commercial furnishings company with deep expertise in the workplace, health and hospitality markets. Kimball combines a bold entrepreneurial spirit, a history of craftsmanship and today’s design-driven thinking alongside a commitment to a culture of caring and lasting connections with its customers, shareholders, employees and communities. For over 70 years, Kimball’s brands have seized opportunities to customize solutions into personalized experiences, turning ordinary spaces into meaningful places. Kimball’s family of brands includes Kimball, National, Etc., Interwoven, Poppin, Kimball Hospitality and D’style.
Kimball’s principal executive offices are located at 1600 Royal Street, Jasper, Indiana 47546, and its telephone number is (812) 482-1600. Kimball’s website address is www.kimballinternational.com. Information contained on Kimball’s website does not constitute part of this proxy statement/prospectus. Kimball’s stock is publicly traded on the Nasdaq, under the ticker symbol “KBAL”. Additional information about Kimball is included in documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 148.
Merger Sub
Merger Sub, a direct, wholly owned subsidiary of HNI, is an Indiana corporation incorporated on March 2, 2023, for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. The principal executive offices of Merger Sub are located at 600 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071.
The Merger
On March 7, 2023, HNI, Merger Sub and Kimball entered into the merger agreement, which provides that upon the terms and subject to the satisfaction (or, to the extent permitted by applicable law and in accordance with the merger agreement, waiver) of the conditions to the merger set forth in the merger agreement and described in this proxy statement/prospectus, at the closing of the merger, Merger Sub will merge with and into Kimball, with Kimball continuing as the surviving corporation and a direct, wholly owned subsidiary of HNI.

In the merger, each share of Kimball common stock that is issued and outstanding immediately prior to the effective time of the merger other than (i) cancelled shares and certain shares of Kimball common stock subject to long-term incentive awards that will be treated in the manner described under the heading “The Merger—Treatment of Kimball Long-Term Incentive Awards” and (ii) shares of Kimball Class A Common Stock for which the holders thereof exercise dissenters’ rights in the manner described under the heading “Dissenters’ Rights,” will automatically be cancelled and extinguished and will cease to exist and each holder thereof will cease to have any rights with respect to such shares of Kimball common stock except the right to receive $9.00 in cash, without interest, and 0.1301 of a validly issued, fully paid and nonassessable share of HNI common stock.
The foregoing exchange ratio is fixed and will not be adjusted to reflect changes in the stock price of either company before the merger is complete. The exchange ratio will, however, be adjusted in accordance with the terms of the merger agreement to reflect the effect of any reclassification, reorganization, recapitalization, stock split, reverse stock split or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into HNI common stock or Kimball common stock) with a record date prior to the effective time of the merger. No fractional shares of HNI common stock will be issued in connection with the merger. Each Kimball shareholder that otherwise would have been entitled to receive a fractional share of HNI common stock will have the right to receive an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) such fractional part of HNI common stock multiplied by (ii) the HNI Share Price (as defined under the heading “—Treatment of Fractional Shares”), in lieu of such fractional share.
HNI shareholders will continue to own their existing shares of HNI common stock, the form of which will not be changed by the merger.
Financing of the Transaction and Treatment of Existing Debt
HNI intends to finance the merger with a combination of cash on hand and debt financing, which could include Revolving Loans and Term Loans. On March 7, 2023, in connection with the merger agreement, HNI entered into a commitment letter with Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and U.S. Bank, National Association (the “Debt Commitment Parties”), pursuant to which, subject to the terms and conditions set forth therein, the Debt Commitment Parties have committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of up to $440.0 million (the “Bridge Facility”). The funding of the Bridge Facility provided for in the commitment letter is subject to the satisfaction of customary conditions, including the consummation of the merger in accordance with the merger agreement and the execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the commitment letter.
On March 14, 2023, HNI entered into a First Amendment to Fourth Amended and Restated Credit Agreement (the “First Amendment”), which amends the Fourth Amended and Restated Credit Agreement (the “Revolving Credit Agreement”) among HNI, as borrower, certain domestic subsidiaries of HNI, as guarantors, certain lenders and Wells Fargo Bank, National Association, as administrative agent. The First Amendment amends the Revolving Credit Agreement to, among other things, make $160.0 million of the commitments under the Revolving Credit Agreement (the “Revolving Facility,” and the loans thereunder, the “Revolving Loans”) available for, subject to the satisfaction of certain limited conditions (including the consummation of the merger in accordance with the merger agreement), the consummation of the merger.
On March 31, 2023, HNI entered into a Term Loan Credit Agreement (the “Term Loan Credit Agreement”), by and among HNI, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent. The Term Loan Credit Agreement provides for an unsecured delayed draw term loan facility in the aggregate principal amount of $280.0 million (the “Term Loan Facility,” and the loans thereunder, the “Term Loans”). Subject to the satisfaction of certain limited conditions (including the consummation of the merger in accordance with the merger agreement), the loans under the Term Loan Credit Agreement may be borrowed and the proceeds used by HNI solely for the consummation of the merger.
The commitments under the Bridge Facility were replaced by the Revolving Facility and the Term Loan Facility.
In connection with the merger, HNI currently expects to terminate Kimball’s existing credit facility with JPMorgan Chase Bank, National Association and the related interest rate swap arrangements.

For additional information, see “The Merger—Financing of the Transaction and Treatment of Existing Debt” on page 53.
Treatment of Kimball Long-Term Incentive Awards
Each Kimball Time-Based RSU Award will be converted at the effective time of the merger into a restricted stock unit award, on the same terms and conditions (including vesting and forfeiture, but subject to potential accelerated vesting upon certain terminations of employment), with respect to a number of shares of HNI common stock, determined by multiplying (i) each share of Kimball common stock subject to such Kimball Time-Based RSU Award by (ii) the sum of (A) the exchange ratio and (B) the quotient of the sum of the cash consideration plus the dividend equivalents accrued on such award, divided by the HNI Share Price. However, if the effective time of the merger occurs prior to June 30, 2023, the tranche of each Kimball Time-Based RSU Award that is scheduled to vest on June 30, 2023 will, at the effective time, vest and be cancelled and converted into the right to receive from HNI (shortly following the effective time), in respect of each share of Kimball common stock subject to such vesting tranche, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (A) the cash consideration plus the dividend equivalents that have accrued thereon, and (B) the HNI Share Price multiplied by the exchange ratio.
Each Kimball RTSR Award will vest at the effective time of the merger at a pro rata portion of the target number of shares subject to such award, based on the portion of the performance cycle then completed, and each Kimball EPS Award will vest at the effective time of the merger at the target number of shares subject to such award. In each case, the full award will automatically be cancelled and converted into the right to receive from HNI (shortly following the effective time), in respect of each share of Kimball common stock subject to the vested portion of such cancelled award, an amount of cash (without any interest thereon and subject to applicable withholding taxes), equal to the sum of (i) the cash consideration, plus (ii) the HNI Share Price multiplied by the exchange ratio.
Recommendation of the Kimball Board
After careful consideration of various factors described in the section entitled “The Merger—Kimball Board’s Recommendation to Shareholders” beginning on page 89, the Kimball Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Kimball and its shareholders, and unanimously recommends that Kimball shareholders vote:
“FOR” the merger proposal;
“FOR” the non-binding compensation advisory proposal; and
“FOR” the adjournment proposal.
Opinion of Kimball’s Financial Advisor
At a meeting of the Kimball Board on March 7, 2023, J.P. Morgan Securities LLC, which we refer to as “J.P. Morgan,” rendered its oral opinion to the Kimball Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the merger consideration to be paid to the holders of Kimball common stock in the merger, which we refer to as the “merger consideration,” was fair, from a financial point of view, to the holders of Kimball common stock. J.P. Morgan has confirmed its March 7, 2023 oral opinion by delivering its written opinion, dated as of March 7, 2023, to the Kimball Board that, as of such date, the merger consideration was fair, from a financial point of view, to the holders of Kimball common stock.
The full text of the written opinion of J.P. Morgan, dated as of March 7, 2023, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Kimball’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Kimball Board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the merger consideration to be paid to the holders of

Kimball common stock in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Kimball, or as to the underlying decision by Kimball to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. J.P. Morgan’s opinion is not a recommendation to any shareholder of Kimball as to how such shareholder should vote with respect to the merger proposal or any other matter. For a description of the opinion that the Kimball Board received from J.P. Morgan, see “The Merger—Opinion of Kimball’s Financial Advisor” beginning on page 54 of this proxy statement/prospectus.
Interests of Directors and Executive Officers of Kimball in the Merger
The directors and executive officers of Kimball have certain interests in the merger that may be different from, or in addition to, the interests of shareholders of Kimball generally. The members of the Kimball Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the shareholders of Kimball adopt the merger agreement. Kimball’s shareholders should take these interests into account in deciding whether to vote “FOR” the merger proposal. Some of these interests include:
•
Each of Kimball’s current executive officers is party to a change in control agreement with Kimball (each, a “Change in Control Agreement,” and collectively, the “Change in Control Agreements”) that provides for certain severance benefits in the event of a qualifying termination in connection with the merger;

•
Accelerated vesting and payment of certain outstanding equity awards held by Kimball’s current executive officers (with the vesting of certain performance-based equity awards at target level) as a result of or in connection with the merger; and

•	Kimball’s directors and officers are entitled to continued indemnification and insurance coverage under the merger agreement.
See the section entitled “The Merger—Interests of Directors and Executive Officers of Kimball in the Merger” beginning on page 63 for further information.
Material U.S. Federal Income Tax Consequences
The merger will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion below under the heading “The Merger—Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code,” a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the cash received by the U.S. Holder in the merger, including any cash received in lieu of fractional shares of HNI common stock, and the fair market value, on the closing date of the merger, of the shares of HNI common stock received by such U.S. Holder in the merger and (2) the U.S. Holder’s adjusted tax basis in its Kimball common stock.
In certain circumstances, U.S. Holders who also own shares of HNI common stock at the time of the merger may have tax consequences that differ materially from those described above as a result of the application of Section 304 of the Code. As described further below under “The Merger—Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code,” such U.S. Holders may be required to include the entire amount of the cash consideration received as dividend income. Any such U.S. Holders should consult their own tax advisors regarding the application of Section 304 of the Code to the merger.
Except in certain specific circumstances described in “The Merger—Material U.S. Federal Income Tax Consequences—Non-U.S. Holders,” Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of shares of Kimball common stock for shares of HNI common stock and cash in the merger. However, as described further below under “The Merger—Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code,” as a result of the application of Section 304 of the Code, the entire amount of cash consideration paid to a Non-U.S. Holder may be treated as a dividend for U.S. federal income tax purposes if the Non-U.S. Holder also owns shares of HNI common stock at the time of the merger. Because of the uncertainty regarding the application of Section 304 of the Code and the possibility of dividend treatment, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of all cash merger consideration payable to Non-U.S. Holders. Non-U.S. Holders should consult their own tax advisors regarding their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding taxes with respect to the cash consideration payable to them pursuant to the merger and any action that may be taken to mitigate any potential adverse tax consequences.
Please refer to the section titled “The Merger—Material U.S. Federal Income Tax Consequences” contained in this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to each holder may be complex and will depend on such holder’s specific situation.
Holders should consult their own tax advisors for a full understanding of the tax consequences of the merger in their particular circumstances.
Accounting Treatment of the Merger
The merger will be accounted for as an acquisition of Kimball by HNI under the acquisition method of accounting in accordance with accounting principles generally accepted in the U.S. (“GAAP”). For additional information, see “The Merger—Accounting Treatment of the Merger” beginning on page 69.
Dissenters’ Rights
Subject to their having exactly complied with the applicable statutory provisions, holders of Kimball Class A Common Stock are entitled under certain circumstances to exercise “dissenters’ rights” provided by Indiana law. Shareholders holding Kimball Class A Common Stock who have validly exercised dissenters’ rights are entitled to receive cash in the amount of the court-determined “fair value” of their shares of Kimball Class A Common Stock immediately prior to the effective time of the merger, rather than the consideration to which they would have otherwise been entitled under the merger agreement, if the merger is completed. A copy of the chapter of the Act pertaining to dissenters’ rights is attached as Annex B to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.
For a more complete description of dissenters’ rights, see “Dissenters’ Rights” beginning on page 122.
Regulatory Approvals Required for the Merger
The merger is subject to the requirements of the HSR Act, which provide that certain transactions may not be completed until notification and report forms are furnished to the Antitrust Division of the DOJ and the FTC, and the HSR Act waiting period is terminated or expires. On March 21, 2023, HNI and Kimball each filed their respective requisite notification and report forms under the HSR Act with the DOJ and the FTC. Completion of the merger is further subject to any applicable waiting period, clearance or affirmative approval from certain foreign regulators being obtained and any mandatory waiting period thereto having expired.
Conditions to Completion of the Merger
The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after the merger agreement has been adopted by Kimball shareholders. The parties currently expect to complete the transaction by mid-2023. However, it is possible that factors outside of HNI’s and Kimball’s control could require them to complete the transaction at a later time or not to complete it at all.
In addition to the approval of the merger proposal by Kimball shareholders and the expiration or termination of the applicable waiting period under the HSR Act, each party’s obligation to complete the merger is also subject to the satisfaction (or, to the extent permitted by applicable law and in accordance with the merger agreement, waiver) of other conditions, including: the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order by the SEC or pending or threatened written action seeking such a stop order), authorization of the listing on the NYSE of the HNI common stock to be issued in connection with the merger, the absence of any legal or regulatory prohibition on completion of the merger, the accuracy of the representations and warranties of the other party under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the other party of its respective covenants and agreements contained in the merger agreement in all material respects, the absence of any event or other circumstance occurring between the date of the merger agreement and the completion of the merger that would reasonably be expected to result in a material adverse effect for either party and the delivery of an officer’s certificate by the other party certifying satisfaction of the preceding conditions.

Neither HNI nor Kimball can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 98.
No Solicitation
In the merger agreement, Kimball has agreed that it will, and will cause each of its subsidiaries and instruct each of its representatives to, refrain from taking certain actions related to soliciting, discussing or entering into an agreement with respect to an acquisition proposal for Kimball. In addition, the Kimball Board is subject to restrictions on withdrawing, qualifying or modifying its recommendation to Kimball shareholders in favor of the merger and certain other related restrictions. The foregoing obligations are subject to exceptions contained in the merger agreement which allow the Kimball Board to change its recommendation in connection with certain intervening events and which allow Kimball to terminate the merger agreement in connection with a superior proposal, in each case subject to compliance with the terms and conditions set forth in the merger agreement (including the payment of a Kimball termination fee as described further below). For further details on these obligations and exceptions, including discussion of what constitutes an acquisition proposal or a superior proposal, see “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 87.
Termination of the Merger Agreement; Termination Fees
Termination
The merger agreement may be validly terminated only as follows:
•	by the mutual written consent of each of HNI and Kimball at any time prior to the effective time of the merger (whether prior to or after obtaining the Kimball shareholder approval);
•	by either HNI or Kimball:
○
at any time prior to the effective time (whether prior to or after obtaining the Kimball shareholder approval) if any order or law preventing the consummation of the merger is in effect, or prohibits, makes illegal or enjoins the consummation of the merger and has become final and non-appealable, in each case such that the closing conditions set forth in the merger agreement cannot be satisfied; provided that the right to terminate the merger agreement due to the illegality of the merger will not be available to any party that has not complied in all material respects with its obligations under the merger agreement;

○
if the effective time has not occurred by 5:00 p.m., Eastern Time, on September 7, 2023 (the “termination date”); provided, that if as of 5:00 p.m. on the termination date, the merger has not been consummated due to certain closing conditions in the merger agreement relating to antitrust law not being satisfied (or to the extent permissible, waived), but all other closing conditions of the parties have been satisfied (or to the extent permissible, waived), then the termination date will be automatically extended, without any action on the part of any party to the merger agreement, to 5:00 p.m. New York City time on December 7, 2023 (and if so extended, such date and time shall be the “termination date”) (such termination, an “End Date Termination”); provided that the right to terminate the merger agreement due to the occurrence of the termination date will not be available to (1) HNI, if Kimball has the valid right to terminate the merger agreement in connection with a breach of the merger agreement by HNI (as described below) or (2) Kimball, if HNI has the valid right to terminate the merger agreement in connection with a breach of the merger agreement by Kimball (as described below); or

○
at any time prior to the effective time, if Kimball fails to obtain the Kimball shareholder approval at the special meeting (or any adjournment or postponement thereof) at which a vote is taken on the meeting, except that the right to terminate the merger agreement due to a failure to obtain the Kimball shareholder approval will not be available to any party whose action or failure to act (which action or failure to act constitutes a breach by such party of the merger agreement) has been the cause of, or resulted in, the failure to obtain Kimball shareholder approval at the special meeting (or any adjournment or postponement thereof) (such termination, a “Shareholder Approval Termination”);

•	by HNI:
○
if, whether prior to or after the receipt of the Kimball shareholder approval, there has been a breach by Kimball of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the closing conditions in the merger agreement would not be satisfied (and such breach is not curable prior to the termination date, or if curable prior to the termination date, has not been cured within the earlier of (i) thirty days after the giving of notice of such breach by HNI to Kimball or (ii) three business days prior to the termination date); provided that the right to terminate the merger agreement under this clause will not be available if HNI is, at the time, in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the closing conditions in the merger agreement would not be satisfied; or

○
if, prior to the time Kimball shareholder approval is obtained, (i) the Kimball Board (or a committee thereof) has effected a Kimball Board Recommendation Change (as defined below) or (ii) Kimball has committed a material breach of its no solicitation obligations (and such breach is not curable, or if curable, has not been cured within five business days after the receipt of written notice thereof to Kimball from HNI) (such termination, a “Recommendation Change Termination”); or

•	by Kimball:
○
if, whether prior to or after obtaining of Kimball shareholder approval, there has been a breach by HNI of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the closing conditions in the merger agreement would not be satisfied (and such breach is not curable prior to the termination date, or if curable prior to the termination date, has not been cured within the earlier of (i) thirty days after Kimball gave notice of such breach to HNI or (ii) three business days prior to the termination date); provided that the right to terminate the merger agreement under this clause will not be available if, at the time, Kimball is in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the closing conditions in the merger agreement would not be satisfied (such termination, an “HNI Breach Termination”); or

○
if, prior to obtaining the Kimball shareholder approval, each of the following occurs: (i) Kimball receives a superior proposal; (ii) the Kimball Board authorizes Kimball to enter into an alternative acquisition agreement to consummate such superior proposal and Kimball enters into such acquisition agreement; and (iii) Kimball pays the Kimball termination fee (as defined below) to HNI in accordance with the merger agreement (such termination, a “Superior Proposal Termination”).

The party terminating the merger agreement must deliver prompt written notice thereof to the other party setting forth in reasonable detail the provision pursuant to which the merger agreement is being terminated and the facts and circumstances forming the basis for such termination.
Effect of Termination
If the merger agreement is terminated as described above, the merger agreement will have no further effect, and there will be no liability on the part of any party thereto, except that:
•
certain provisions contained in the merger agreement with respect to the effect of termination, confidentiality and public disclosure, termination fees and certain other miscellaneous provisions will survive the termination of the merger agreement; and

•	no termination will relieve any party from any liability for any fraud or willful breach prior to the termination of the merger agreement.
Termination Fees
Kimball is required to pay HNI a termination fee of $15,768,265 (the “Kimball termination fee”) in the event the merger agreement is terminated:

•
(A) pursuant to (I) an End Date Termination or (II) a Shareholder Approval Termination, (B) an acquisition proposal has been publicly announced or disclosed and not withdrawn or otherwise abandoned prior to the date of the special meeting, and (C) within one year following the termination of the merger agreement pursuant to the preceding clause (A), Kimball enters into an alternative acquisition agreement (provided that for purposes of this paragraph, all references to “20%” in the definition of “acquisition proposal” (as set forth below) will be deemed to be references to “50%”) providing for the consummation of any transaction or series of related transactions (other than the merger) involving an acquisition proposal (an “acquisition transaction”), or Kimball consummates an acquisition transaction;

•	pursuant to a Recommendation Change Termination; or
•	pursuant to a Superior Proposal Termination.
HNI is required to pay Kimball a termination fee of $24,258,870 (the “HNI termination fee”) in the event of the merger agreement is terminated:
•	by Kimball pursuant to an HNI Breach Termination; or
•	by HNI pursuant to an End Date Termination, if at such time Kimball could have validly terminated the merger agreement pursuant to an HNI Breach Termination.
For a more detailed discussion of each party’s termination rights and the related termination fee obligations, see “The Merger Agreement— Termination of the Merger Agreement” beginning on page 98.
Special Meeting
Date, Time, Place and Purpose of the Special Meeting
The special meeting to consider and vote upon the merger proposal and related matters will be held on [•], 2023 at [•] a.m., Eastern Time. Kimball shareholders will be able to attend the special meeting in person at Kimball’s headquarters at 1600 Royal Street, Jasper, Indiana 47546.
The purpose of the special meeting is to consider and vote on the merger proposal, the non-binding compensation advisory proposal and, if necessary, the adjournment proposal. Approval of the merger proposal is a condition to the obligations of Kimball and HNI to complete the merger. The obligations of Kimball and HNI to complete the merger are not conditioned upon approval of the non-binding compensation advisory proposal or the adjournment proposal.
Recommendation of the Kimball Board
After careful consideration of various factors described in the section entitled “The Merger—Kimball Board’s Recommendation to Shareholders” beginning on page 89, the Kimball Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Kimball and its shareholders, and unanimously recommends that Kimball shareholders vote:
“FOR” the merger proposal;
“FOR” the non-binding compensation advisory proposal; and
“FOR” the adjournment proposal.
Record Date and Quorum
Only shareholders of record as of the close of business on [•], 2023, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.
As of the close of business on the record date, there were [•] shares of Kimball common stock issued and outstanding and entitled to vote at the special meeting. Each share of Kimball common stock that you held as of the close of business on the record date entitles you to one vote.
A quorum of Kimball shareholders is necessary for Kimball to hold a valid meeting. The presence at the special meeting in person or by proxy, of the holders of a majority of the outstanding shares of Kimball common stock constitutes a quorum.

Required Vote to Approve the Merger Proposal
Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Kimball common stock. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal. Failure to vote on the merger proposal will have the same effect as a vote “AGAINST” the merger proposal.
Required Vote to Approve the Merger-Related Named Executive Officer Compensation Proposal
Approval of the non-binding compensation advisory proposal requires the affirmative vote of holders of a majority of the votes entitled to be cast by the shareholders who are present at the special meeting or represented by proxy at the special meeting. Abstentions will have the same effect as a vote “AGAINST” the proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the vote.
Required Vote to Approve the Adjournment Proposal
Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the votes entitled to be cast by the shareholders who are present at the special meeting or represented by proxy at the special meeting, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the vote.
Proxies and Revocations
Any shareholders of record entitled to vote at the special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote at the special meeting. Shareholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the proxy card, voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.
If you are a shareholder of record, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the special meeting as described herein. You may do this in one of the following four ways: (1) submit a new proxy card bearing a later date; (2) vote again by phone or the Internet at a later time; (3) provide signed written notice before the meeting to Vote Processing at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or (4) attend the special meeting and vote your shares in person. Please note that your attendance at the special meeting will not alone serve to revoke your proxy; instead, you must vote your shares at the special meeting. If you choose any of the first three methods, you must take the described action no later than the beginning of the special meeting.
Risk Factors
You should consider all the information contained in, and incorporated by reference into, this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under the heading “Risk Factors” beginning on page 31.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following selected historical financial information is being provided to assist you in your analysis of the financial aspects of the transaction.
HNI Corporation
The following table presents selected historical consolidated financial data for HNI as of and for the fiscal years ended December 31, 2022, January 1, 2022, January 2, 2021, December 28, 2019, and December 29, 2018.
The statement of operations and cash flow data for the years ended December 31, 2022, January 1, 2022, and January 2, 2021 and the balance sheet data as of December 31, 2022 and January 1, 2022 have been obtained for HNI’s audited consolidated financial statements incorporated by reference in HNI’s Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated by reference into this proxy statement/prospectus.
The statements of operations and cash flow data for the years ended December 28, 2019 and December 29, 2018 and the balance sheet data as of January 2, 2021, December 28, 2019 and December 29, 2018 have been derived from HNI’s audited consolidated financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus.
The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in HNI’s Annual Report on Form 10-K for the year ended December 31, 2022, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information.”
(in millions, except for per share amounts)	2022	2021	2020	2019	2018
Operating Results:
Net Sales	$2,361.8	$2,184.4	$1,955.4	$2,246.9	$2,257.9
Cost of Sales	$1,526.9	$1,427.0	$1,234.2	$1,413.2	$1,422.9
Gross Profit	$834.9	$757.4	$721.1	$833.8	$835.0
Selling and Administrative Expenses	$723.4	$665.6	$620.9	$680.0	$691.1
Gain on sale of subsidiary	$(50.4)	$—	$—	$—	$—
Restructuring and impairment charges	$6.7	$6.3	$38.8	$2.4	$15.7
Operating income	$155.2	$85.4	$61.4	$151.3	$128.2
Interest expense, net	$8.8	$7.2	$7.0	$8.6	$9.4
Income before income taxes	$146.4	$78.3	$54.4	$142.7	$118.7
Income tax expense	$22.5	$18.5	$12.5	$32.2	$25.4
Net Income	$123.9	$59.8	$41.9	$110.5	$93.3
Net cash provided by operating activities	$81.2	$131.6	$214.5	$219.4	$186.4
Net cash (used in) investing activities	$(10.7)	$(111.0)	$(100.4)	$(62.9)	$(41.2)
Net cash (used in) provided by financing activities	$(105.4)	$(84.5)	$(50.1)	$(181.2)	$(91.7)
Depreciation and amortization	$84.2	$83.1	$77.7	$77.4	$74.8
Capital expenditures	$(60.0)	$(53.5)	$(32.3)	$(60.8)	$(55.6)
Common stock repurchase plus cash dividends paid	$(118.4)	$(113.0)	$(58.9)	$(136.1)	$(81.5)
Share and Per Share Data
Average number of common shares outstanding – basic	41.7	43.4	42.7	43.1	43.6
Net income attributable to HNI Corporation per common share – basic	$2.97	$1.38	$0.98	$2.56	$2.14
Average number of common shares outstanding – diluted	42.2	44.0	43.0	43.5	44.3
Net income attributable to HNI Corporation per common share – diluted	$2.94	$1.36	$0.98	$2.54	$2.11
Cash dividend declared per share	$1.27	$1.24	$1.22	$1.21	$1.17

(in millions, except for per share amounts)	2022	2021	2020	2019	2018
Financial Condition
Total Assets	$1,414.5	$1,497.9	$1,418.0	$1,452.5	$1,401.8
Working capital(1)	$74.1	$17.1	$56.7	$50.1	$97.6
Total debt	$190.1	$177.8	$175.3	$175.2	$250.1
Stockholders’ equity	$616.8	$590.0	$590.7	$584.4	$563.3
Total capital(2)	$806.9	$767.8	$766.0	$759.6	$813.4
(1)	Calculated using current assets less current liabilities.
(2)	Calculated as total debt plus stockholders’ equity.
Kimball International, Inc.
The following table presents selected historical consolidated financial data for Kimball as of and for the fiscal years ended June 30, 2022, 2021, 2020, 2019 and 2018 and as of and for the six months ended December 31, 2022 and December 31, 2021.
The statement of operations data and cash flow data for the years ended June 30, 2022, 2021, 2020 and the balance sheet data as of June 30, 2022 and 2021 have been obtained from Kimball’s audited consolidated financial statements included in Kimball’s Annual Report on Form 10-K for the year ended June 30, 2022, which is incorporated by reference into this proxy statement/prospectus.
The statement of operations data and cash flow data for the fiscal years ended June 30, 2019 and 2018 and the balance sheet data as of June 30, 2020, 2019 and 2018 have been derived from Kimball’s audited consolidated financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus.
The financial data as of and for the six months ended December 31, 2022 and for the six months ended December 31, 2021 have been obtained from Kimball’s unaudited condensed consolidated financial statements included in Kimball’s Quarterly Report on Form 10-Q for the period ended December 31, 2022, which is incorporated by reference into this joint proxy statement/prospectus.
The balance sheet data as of December 31, 2021 has been derived from Kimball’s unaudited condensed consolidated financial statements for such quarter, which have not been incorporated by reference into this proxy statement/prospectus.
The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Kimball’s Annual Report on Form 10-K for the year ended June 30, 2022 and Kimball’s Quarterly Report on Form 10-Q for the six months ended December 31, 2022, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information.”
	Six Months Ended December 31		Year Ended June 30
(in millions except per share amounts)	2022	2021	2022	2021	2020	2019	2018
Operating Results:
Net Sales	$360.8	$308.0	$665.9	$569.0	$727.9	$768.1	$704.6
Cost of Sales	$235.0	$212.5	$454.6	$386.6	$477.1	$513.5	$468.9
Gross Profit	$125.8	$95.5	$211.3	$182.4	$250.8	$254.6	$235.6
Selling and administrative expenses	$110.2	$102.1	$202.3	$181.8	$187.9	$204.1	$184.6
Other General Income	$—	$—	$(4.5)	$—	$—	$—	$—
Contingent Earn-Out Gain	$(3.2)	$(17.9)	$(17.0)	$(11.6)	$—	$—	$—
Restructuring Expense	$2.0	$2.5	$10.5	$10.7	$8.5	$0.9	$—
Goodwill Impairment	$36.7	$34.1	$34.1	$—	$—	$—	$—
Operating Income (Loss)	$(20.0)	$(25.2)	$(14.0)	$1.5	$54.4	$49.5	$51.1

	Six Months Ended December 31		Year Ended June 30
(in millions except per share amounts)	2022	2021	2022	2021	2020	2019	2018
Other Income (Expense):
Interest Income	$0.2	$0.1	$0.1	$0.3	$1.6	$1.9	$1.1
Interest Expense	$(1.4)	$(0.5)	$(1.5)	$(0.5)	$(0.1)	$(0.2)	$(0.2)
Non-operating income	$0.6	$0.9	$0.6	$3.9	$0.9	$1.0	$1.0
Non-operating expense	$(0.4)	$(0.4)	$(2.6)	$(0.7)	$(0.8)	$(0.5)	$(0.5)
Other income (expense), net	$(1.0)	$—	$(3.4)	$3.1	$1.7	$2.2	$1.3
Income (Loss) Before Taxes on Income	$(21.0)	$(25.2)	$(17.4)	$4.6	$56.1	$51.7	$52.3
Provision (Benefit) for Income Taxes	$8.5	$1.2	$(1.7)	$(2.8)	$15.1	$12.3	$17.9
Net Income (Loss)	$(29.5)	$(26.4)	$(15.7)	$7.4	$41.1	$39.3	$34.4
Net cash provided by operating activities	$31.5	$12.6	$(4.6)	$27.3	$29.8	$65.0	$46.9
Net cash (used in) investing activities	$(11.1)	$(11.3)	$(19.9)	$(116.0)	$6.1	$(22.2)	$(34.8)
Net cash (used in) provided by financing activities	$(17.9)	$(9.6)	$10.7	$22.0	$(17.3)	$(22.3)	$(21.9)
Depreciation and amortization	$11.9	$12.0	$24.1	$21.2	$17.5	$16.6	$15.5
Capital Expenditures	$(9.4)	$(9.3)	$(21.2)	$(14.5)	$(17.6)	$(19.7)	$(21.6)
Common stock repurchased plus cash dividends paid	$(9.6)	$(9.1)	$(16.3)	$(16.8)	$(15.9)	$(20.6)	$(19.0)
Share and Per Share Data
Earnings (Loss) Per Share of Common Stock
Basic Earnings (Loss) Per Share	$(0.81)	$(0.72)	$(0.43)	$0.20	$1.11	$1.07	$0.92
Diluted Earnings (Loss) Per Share	$(0.81)	$(0.72)	$(0.43)	$0.20	$1.11	$1.06	$0.92
Class A and B Common Stock
Average Number of Shares Outstanding – Basic	36.6	36.8	36.8	36.9	36.9	36.8	37.3
Average Number of Shares Outstanding – Diluted	36.6	36.8	36.8	37.4	37.0	37.1	37.5
Cash dividends declared per share	$0.18	$0.18	$0.36	$0.36	$0.36	$0.32	$0.28
Financial Condition:
Total assets	$398.2	$411.9	$461.3	$444.6	$386.3	$364.7	$331.5
Working capital(1)	$58.9	$28.8	$67.7	$44.1	$123.1	$96.5	$85.1
Total debt	$60.0	$40.1	$68.1	$40.1	$0.1	$0.2	$0.2
Shareholders’ equity	$177.2	$206.7	$213.5	$239.7	$244.8	$216.5	$193.0
Total capital(2)	$237.2	$246.8	$281.6	$279.8	$244.9	$216.7	$193.2
(1)	Calculated using current assets less current liabilities.
(2)	Calculated as total debt plus shareholders’ equity.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following table shows selected unaudited pro forma combined financial information about the financial condition and results of operations of the combined company after giving effect to the transactions as described in the section entitled “Unaudited Pro Forma Combined Financial Information.” The selected unaudited pro forma combined balance sheet data as of December 31, 2022 give effect to the transactions as if they occurred on December 31, 2022. The selected unaudited pro forma combined statement of operations data for the year ended December 31, 2022 give effect to the transactions as if they occurred on January 2, 2022, the first day of HNI’s 2022 fiscal year.
The selected pro forma data has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma financial information. Additionally, the unaudited pro forma combined financial information contains estimated adjustments, based upon available information and certain assumptions believed to be reasonable under the circumstances. The summary unaudited pro forma condensed combined financial information set forth below has been presented for informational purposes only and is not necessarily indicative of what the combined financial condition or results of operations actually would have been had the transaction been completed as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information presented below does not purport to project the combined financial condition or operating results for any future period.
The assumptions underlying the pro forma adjustments are described in greater detail in the section entitled “Notes to Unaudited Pro Forma Combined Financial Information.” In addition, the pro forma financial information was based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of HNI and Kimball for the applicable periods, which have been incorporated in this proxy statement/prospectus by reference. See the sections entitled “Unaudited Pro Forma Combined Financial Information” and “Where You Can Find More Information” for additional information.
(In millions, except per share amounts)	Twelve Months Ended December 31, 2022
Consolidated Statement of Operations Data
Total net sales	$3,080.4
Total costs and expenses	$3,020.6
Net income	$59.8
Net earnings per common share:
Basic net income per share	$1.29
Diluted net income per share	$1.27
(In millions)	As of December 31, 2022
Consolidated Balance Sheet Data
Cash and cash equivalents	$19.4
Total assets	$2,125.2
Total long-term debt	$603.3
Total liabilities	$1,417.3
Total stockholders’ equity	$707.6

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA
COMBINED PER SHARE INFORMATION
The following table sets forth the selected historical per share information of HNI and Kimball and unaudited pro forma combined consolidated per share information reflecting the transaction between HNI and Kimball, under the acquisition method of accounting, including the issuance of 0.1301 of a validly issued, fully paid and non-assessable share of HNI common stock in exchange for each share of Kimball common stock. This information should be read in conjunction with (i) the selected historical financial information and the related notes included elsewhere in this proxy statement/prospectus, (ii) the historical financial statements of HNI and Kimball and related notes contained in HNI’s and Kimball’s respective Annual Reports on Form 10-K for the year ended December 31, 2022 for HNI and the year ended June 30, 2022 for Kimball, which are incorporated by reference into this proxy statement/prospectus and (iii) the unaudited pro forma condensed combined financial statements, including related notes, appearing in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements.”
The unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial position or results of operations that would have been realized if the transactions had been completed as of the dates indicated or will be realized upon the completion of the transactions. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values is obtained, which changes could be materially different than the initial estimates.
As of and for the twelve months ended December 31, 2022
HNI Historic per Common Share Data:
Net income per share-basic	$2.97
Net income per share-diluted	$2.94
Book value(1)	$14.89
Kimball Historic per Common Share Data:
Basic Earnings (Loss) Per Share	$(0.51)
Diluted Earnings (Loss) Per Share	$(0.51)
Book value(1)	$4.12
Unaudited Pro Forma Combined per HNI Common Share Data:
HNI Net income-basic	$1.29
HNI Net income-diluted	$1.27
Book value(1)	$15.34
Unaudited Pro Forma Combined per Kimball Equivalent Share Data:
Net income per share-basic	$0.17
Net income per share-diluted(2)	$0.17
Book value(1)	$2.00
(1)	Amount is calculated by dividing Total Shareholders’ Equity by shares of common stock outstanding as of December 31, 2022.
(2)
Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio in the merger (0.1301 of a of a share of HNI common stock for each share of Kimball common stock).

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
HNI Market Price and Dividend Information
HNI common stock is listed on the NYSE under the symbol “HNI.” HNI has declared a quarterly cash dividend during each quarter since HNI paid its first dividend in 1955. You should obtain current market quotations for HNI common stock, as the market price of HNI common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger is completed, at times in between and thereafter. You can obtain these quotations from publicly available sources. The declaration of dividends, whether before or after the merger, is at the discretion of the HNI Board. Any determination to pay dividends on HNI common stock in the future will be at the discretion of the HNI Board and dependent upon then-existing conditions, including HNI’s operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that the HNI Board may deem relevant. Under the merger agreement, HNI has agreed that, until the completion of the merger, it will not authorize or pay any dividend or other distribution in respect of any HNI common stock, except for dividends and distributions paid or made on a pro rata basis by HNI in the ordinary course of business consistent with past practice or by a wholly owned HNI subsidiary to HNI or another wholly owned HNI subsidiary.
Kimball Market Price and Dividend Information
Kimball common stock is listed on the Nasdaq under the symbol “KBAL.” Kimball has declared a quarterly dividend each quarter for the last three years. You should obtain current market quotations for Kimball common stock, as the market price of Kimball common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger is completed. You can obtain these quotations from publicly available sources. Under the merger agreement, Kimball has agreed that, until the completion of the merger, it will not authorize or pay any dividend on or make any other distribution with respect to its outstanding shares of capital stock, except for dividends and distributions paid or made on a pro rata basis by a Kimball subsidiary in the ordinary course of business consistent with past practice or by a wholly owned subsidiary of Kimball to Kimball or another wholly owned subsidiary of Kimball.
Comparison of HNI and Kimball Market Prices and Implied Value of Share Value of the Stock Consideration
The following table sets for the closing sale price per share of HNI common stock and of Kimball common stock as reported on the NYSE and Nasdaq, respectively, on March 7, 2023, the last trading day prior to the public announcement of the merger, and on April 14, 2023, the last practicable trading day before the filing of this proxy statement/prospectus with the SEC. The table also shows the estimated implied value of the stock consideration proposed for each share of Kimball as of the same two dates. This implied value was calculated by multiplying the closing price of an HNI Share on the relevant date by the exchange ratio of 0.1301 shares of HNI common stock for each share of Kimball common stock. The value of the cash consideration will be $9.00 irrespective of the price per HNI share as of any date following the signing of the merger agreement on March 7, 2023.
	HNI Common Stock	Kimball Common Stock	Implied Per Share Value of Stock Consideration
March 7, 2023	$29.94	$6.71	$3.90
April 14, 2023	$25.85	$12.22	$3.36
The market prices of HNI common stock and Kimball common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate prior to, and in the case of HNI common stock, after the completion of the merger. No assurance can be given concerning the market prices of HNI common stock or Kimball common stock before completion of the merger or of HNI common stock after completion of the merger. The exchange ratio is fixed in the merger agreement, but the market price of HNI common stock (and therefore the value of the stock consideration) when received by Kimball shareholders after the merger is completed could be greater than, less than, or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to Kimball shareholders in determining whether to approve the merger proposal. Kimball shareholders are encouraged to obtain current market quotations for HNI common stock and Kimball common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference herein. For more information, see the section entitled, “Where You Can Find More Information” beginning on page 148 of this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements with respect to the transaction between HNI and Kimball, including any statements regarding the expected timetable for completing the transaction, the ability to complete the transaction, the expected benefits and synergies of the transaction, projected financial information, future opportunities, and any other statements regarding HNI’s and Kimball’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets”, “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of HNI’s and Kimball’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include, but are not limited to:
•	the risk that Kimball shareholders may not approve the merger agreement;
•	uncertainties as to the timing to consummate the merger;
•	the uncertainty of the value of the merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of HNI common stock;
•	the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement;
•	the possibility that the merger is delayed or does not occur;
•	the risk that the conditions to the closing of the merger may not be satisfied in a timely manner or at all;
•	the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties;
•	the effects of disruption to HNI’s or Kimball’s respective businesses;
•
negative effects of the announcement of HNI’s proposal to acquire Kimball or the announcement or completion of the merger on the market price of HNI and/or Kimball common stock, their respective financial performance and their respective ability to maintain business operations (including relationships with employees, suppliers and customers);

•	the risks related to HNI and Kimball being restricted in the operation of their respective businesses while the merger agreement is in effect;
•	the effects of pandemics, including the COVID-19 pandemic, and industry, market, economic, political or regulatory conditions outside of HNI’s or Kimball’s control;
•	HNI and Kimball may incur significant transaction and other costs in connection with the merger in excess of those anticipated by HNI or Kimball;
•	any litigation relating to the merger and other unknown liabilities;
•	HNI’s ability to achieve the benefits from the potential transaction, including the anticipated annual run-rate operating and other cost synergies;
•	HNI’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations;
•	the ultimate timing, outcome and results of integrating the operations of HNI and Kimball;
•	the ability of HNI and Kimball to retain and hire key personnel;
•	the diversion of the time of management of HNI and Kimball on transaction-related issues; and
•	other risk factors as detailed from time to time in HNI’s and Kimball’s reports filed with the SEC, including HNI’s and Kimball’s respective Annual Reports on Form 10-K, Quarterly Reports on

Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this proxy statement/prospectus in the section titled “Risk Factors” beginning on page 31. See the section titled “Where You Can Find More Information” beginning on page 148 of this proxy statement/prospectus.
The foregoing list of factors is not intended to be exhaustive. These forward-looking statements reflect HNI’s and Kimball’s current views with respect to future events and are based on numerous assumptions and assessments made by HNI and Kimball in light of their experiences and perceptions of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause HNI’s and Kimball’s plans with respect to the merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of a document incorporated by reference, as of the date of that document. Neither HNI nor Kimball assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law.

RISK FACTORS
In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, including, among others, the matters addressed in “Cautionary Note Regarding Forward-Looking Statements” beginning on page 29, Kimball shareholders should carefully consider the following risk factors before deciding whether to vote for the proposal to adopt the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of Kimball and HNI because these risks will relate to HNI following the completion of the merger. Descriptions of some of these risks can be found in the respective HNI and Kimball Annual Reports on Form 10-K for the fiscal year ended December 31, 2022 and June 30, 2022 respectively, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q, Current Reports on Form 8-K or Annual Reports on Form 10-K, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 148.
Risks Related to the Merger
The merger is subject to conditions, some or all of which may not be satisfied, or completed on a timely basis, if at all. Failure to complete the merger in a timely manner or at all could have adverse effects on Kimball and HNI.
The completion of the merger is subject to a number of conditions, including, among others, (i) the approval by Kimball shareholders of the adoption of the merger agreement and (ii) U.S. regulatory approvals, which make the completion and timing of the merger uncertain. For a more detailed discussion regarding conditions to the merger, see “The Merger Agreement—Conditions to Completion of the Merger,” beginning on page 98. Also, either HNI or Kimball may terminate the merger agreement if the merger has not been consummated by 5:00 p.m. Eastern Time on September 7, 2023 (or, in certain circumstances, as such date may be extended to December 7, 2023 pursuant to the merger agreement), except that this right to terminate the merger agreement is not available to any party that has breached any provision of the merger agreement such that the closing conditions in the merger agreement would not be satisfied.
If the merger is not completed, Kimball’s and HNI’s respective ongoing businesses, financial conditions, financial results and stock prices may be materially adversely affected. Without realizing any of the benefits of having completed the merger, HNI and Kimball will be subject to a number of risks, including the following:
•	the market price of HNI common stock and/or Kimball common stock could decline to the extent that the current market price reflects a market assumption that the transaction will be completed;
•
HNI could owe a termination fee of $24,258,870 to Kimball under certain circumstances relating to a failure to consummate the merger or a breach by HNI of certain provisions of the merger agreement such that the closing conditions in the merger agreement would not be satisfied, as set forth in the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 98;

•
Kimball could owe a termination fee of $15,768,265 to HNI under certain circumstances relating to Kimball’s entry into an agreement for an alternative acquisition, a change in the recommendation of the Kimball Board with respect to the merger, or a breach by Kimball of certain provisions of the merger agreement such that the closing conditions in the merger agreement would not be satisfied, as set forth in the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 98;

•
if the merger agreement is terminated and the HNI Board or the Kimball Board seeks another business combination, HNI shareholders and Kimball shareholders cannot be certain that HNI or Kimball will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that the other party has agreed to in the merger agreement;

•
time and resources committed by HNI’s and Kimball’s respective management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities for their respective companies;

•	HNI and/or Kimball may experience negative reactions from the financial markets or from their respective customers, suppliers or employees;

•	HNI and Kimball will be required to pay their respective costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed; and
•
litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against HNI or Kimball to perform their respective obligations pursuant to the merger agreement.

The materialization of any of these risks could adversely impact HNI’s and Kimball’s respective ongoing businesses, financial conditions, financial results and stock prices. Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the merger.
The merger agreement contains provisions that limit Kimball’s ability to pursue alternatives to the merger, could discourage a potential competing acquiror of Kimball from making a favorable alternative transaction proposal and, in specified circumstances, could require Kimball to pay a termination fee to HNI.
The merger agreement contains certain provisions that restrict Kimball’s ability to solicit, discuss or enter into an agreement with respect to an acquisition proposal for Kimball. The Kimball Board is subject to restrictions on withdrawing, qualifying or modifying its recommendation to Kimball shareholders in favor of the merger and certain other related restrictions. In addition, HNI generally has an opportunity to offer to modify the terms of the transactions contemplated by the merger agreement in response to any third-party alternative acquisition proposal before the Kimball Board may withdraw or qualify its recommendation with respect to the merger-related proposal or otherwise terminate the merger agreement.
In some circumstances relating to Kimball’s entry into an agreement for an alternative transaction or a change in the recommendation of the Kimball Board with respect to the merger, upon termination of the merger agreement, Kimball will be required to pay a termination fee of $15,768,265 to HNI. See the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 98.
These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Kimball or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share cash or market value than the per share cash or market value proposed to be received or realized in the merger. In particular, the termination fee, if applicable, could result in a potential third-party acquiror or merger partner proposing to pay a lower price to Kimball shareholders than it might otherwise have proposed to pay absent such a fee.
The merger is subject to the expiration or termination of applicable waiting periods and the receipt of approvals, consents or clearances from regulatory authorities that may impose conditions that could have an adverse effect on (1) Kimball, (2) HNI or (3) the combined company following the transaction or, if not obtained, could prevent completion of the merger.
Before the merger may be completed, any waiting period (or extension thereof) applicable to the merger must have expired or been terminated, and any approvals, consents or clearances required in connection with the merger must have been obtained, in each case, under the HSR Act and other applicable law. In deciding whether to grant the required regulatory approval, consent or clearance, the relevant governmental entities may, among other factors, consider the effect of the merger on competition within their relevant jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the business of HNI following the transaction. On March 21, 2023, HNI and Kimball each filed their respective requisite notification and report forms under the HSR Act with the DOJ and the FTC.
In addition, regulators may impose conditions, terms, obligations or restrictions in connection with their approval of or consent to the merger, and such conditions, terms, obligations or restrictions may delay completion of the merger or impose additional material costs on or materially limit HNI’s revenues following the completion of the merger or potentially lead to the abandonment of the merger. For a more detailed description of the regulatory review process, see the section titled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 69.
Under the merger agreement, HNI, Merger Sub and Kimball have agreed to take any and all actions and steps necessary to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental entity to satisfy any closing conditions relating to any antitrust law contained in the merger agreement so as to enable the consummation of the transactions as promptly as practicable, except that HNI will not be required to commit to or effect (and without the written consent of HNI, none of Kimball nor any of its subsidiaries will commit to or effect) any sale, divestiture, lease, holding separate pending a sale or other transfer or disposal, or any other remedial action contemplated by the merger agreement if any or all such remedial actions, in the aggregate would or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of HNI and its subsidiaries (including Kimball and its subsidiaries) from and after the effective time (but, for purposes of determining whether any effect is material, calculated as if HNI and its subsidiaries from and after the effective time were collectively the same size as Kimball and its subsidiaries prior to the effective time).
The merger consideration, including the exchange ratio, is fixed and will not be adjusted in the event of any change in either HNI’s or Kimball’s stock price. As such, Kimball shareholders cannot be sure of the value of the stock consideration they will receive in exchange for their shares of Kimball common stock in connection with the merger.
Upon completion of the merger, each share of Kimball common stock will be converted into the right to receive $9.00 in cash (as such amount of cash may potentially be adjusted as described under the heading “The Merger Agreement—Merger Consideration—Conversion of Shares”), without interest, and 0.1301 (as such amount may potentially be adjusted as described under the heading “The Merger Agreement—Merger Consideration—Conversion of Shares”) of a validly issued, fully paid and non-assessable share of HNI common stock. The foregoing exchange ratio is fixed and will not be adjusted to reflect changes in the stock price of either HNI or Kimball before the merger is complete. Due to the fixed exchange ratio, fluctuations in the price of HNI common stock will drive corresponding changes in the value of the merger consideration payable to each Kimball shareholder. As a result, changes in the price of HNI common stock prior to the completion of the merger will affect the market value that Kimball shareholders will become entitled to receive on the date of the closing of the merger. Stock price changes may result from a variety of factors (many of which are beyond HNI’s or Kimball’s control), including changes in HNI’s or Kimball’s respective business, operations and prospects.
The price of HNI common stock has fluctuated during the period between the date the merger agreement was executed and the date of this proxy statement/prospectus, and may continue to change through the date of the special meeting and the date the merger is completed (which might be a significant period of time after the special meeting). For example, based on the range of closing prices of HNI common stock during the period from March 7, 2023, the last full trading day before the public announcement of the merger, through April 14, 2023, the latest practicable trading date before the filing of this preliminary proxy statement/prospectus, the exchange ratio representing the market value of the merger consideration ranged from a high of $3.90 to a low of $3.36 for each share of Kimball common stock. Because the exchange ratio will not be adjusted to reflect any changes in the market values of HNI common stock or Kimball common stock, the actual market value of the HNI common stock received by Kimball shareholders upon completion of the merger may be outside this range.
These variations could result from changes in the business, operations or prospects of HNI or Kimball prior to or following the completion of the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of HNI or Kimball. At the time of the special meeting, Kimball shareholders will not know with certainty the value of the shares of HNI common stock that they will receive upon completion of the merger. Neither HNI nor Kimball is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.
Kimball shareholders are urged to obtain current market quotations for shares of HNI common stock and Kimball common stock.
Members of the Kimball Board and management have interests in the merger that are different from, or in addition to, those of other Kimball shareholders.
In considering whether to adopt the merger agreement and approve the transactions contemplated thereby, Kimball shareholders should recognize that members of management and the Kimball Board have interests in the merger that differ from, or are in addition to, their interests as Kimball shareholders.
The executive officers of Kimball have arrangements with Kimball that provide for certain severance payments or benefits, accelerated vesting of certain cash incentive and equity-based awards and other rights and other payments or benefits upon completion of the merger and/or if their employment or service is terminated under certain circumstances between the date the merger agreement was signed on March 7, 2023 and the completion of the merger or following completion of the merger. In addition, the executive officers and directors of Kimball also have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive the completion of the merger. The Kimball Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that Kimball shareholders vote “FOR” the merger proposal and “FOR” the merger-related named executive officer compensation proposal on a non-binding advisory basis.
These interests are further described in “The Merger—Interests of Directors and Executive Officers of Kimball in the Merger” beginning on page 63.
Each party is subject to business uncertainties and contractual restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.
In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom HNI or Kimball has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with HNI or Kimball, as the case may be, as a result of the merger or otherwise. Under the terms of the merger agreement, each of HNI and Kimball is subject to certain restrictions on the conduct of its respective business prior to completing the merger, which may adversely affect HNI’s ability to acquire assets or Kimball’s ability to execute certain of its business strategies, including, with respect to Kimball, the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect each party’s business and operations prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements—Conduct of Business” beginning on page 83 for more information.
Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger.
Uncertainties associated with the merger may cause a loss of management personnel and other key employees, and HNI and Kimball may have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future business and operations of HNI after the completion of the merger.
HNI and Kimball are dependent on the experience and industry knowledge of their respective management personnel and other key employees to execute their business plans. The success of HNI after the completion of the merger will depend in part upon the ability of HNI and Kimball to attract, motivate and retain key management personnel and other key employees. Prior to completion of the merger, current and prospective employees of HNI and Kimball may experience uncertainty about their roles within the combined company following the completion of the merger, which may have an adverse effect on the ability of each of HNI and Kimball to attract, motivate or retain management personnel and other key employees. In addition, no assurance can be given that HNI, after completion of the merger, will be able to attract, motivate or retain management personnel and other key employees of HNI and Kimball to the same extent that HNI and Kimball have previously been able to attract or retain their own employees.
The opinion of Kimball’s financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.
Kimball has received an opinion from its financial advisor in connection with the signing of the merger agreement, but has not obtained any updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of HNI or Kimball, general market and economic conditions and other factors that may be beyond the control of HNI or Kimball, and on which Kimball’s financial advisor’s opinion was based, may significantly alter the value of HNI or Kimball or the prices of the shares of HNI common stock or Kimball common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Kimball does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. However, the Kimball Board’s recommendation that Kimball shareholders vote “FOR” approval of the merger proposal, “FOR” the merger-related named executive officer compensation proposal on a non-binding advisory basis and, if necessary, “FOR” the adjournment proposal is made as of the date of this proxy statement/prospectus.
For a description of the opinion that Kimball received from its financial advisor, see the section titled “The Merger—Opinion of Kimball’s Financial Advisor” beginning on page 54. A copy of the opinion of J.P. Morgan, Kimball’s financial advisor, is attached as Annex C to this proxy statement/prospectus.
Potential litigation against HNI and Kimball could result in substantial costs, an injunction preventing the completion of the merger and/or a judgment resulting in the payment of damages.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs. An adverse judgment could result in monetary damages, which could have a negative impact on HNI’s and Kimball’s respective liquidity and financial condition.
Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed, or from being completed within the expected time frame, which may adversely affect HNI’s and Kimball’s respective businesses, financial positions and results of operation. Currently, neither HNI nor Kimball is aware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the merger.
The unaudited pro forma condensed combined financial information set forth in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the merger.
The unaudited pro forma condensed combined financial information set forth in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what HNI’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. Further, HNI’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma condensed combined financial information that is included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this proxy statement/prospectus, that HNI will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. Subsequent to the closing date of the merger, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the pro forma condensed combined financial information reflected in this document. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 105 for more information.
Completion of the merger may trigger change in control or other provisions in certain agreements to which Kimball or its subsidiaries is a party, which may have an adverse impact on HNI’s business and results of operations after the merger.
The completion of the merger may trigger change in control or other provisions in certain agreements to which Kimball is a party. If HNI and Kimball are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if HNI and Kimball are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Kimball or HNI following the transaction. Any of the foregoing or similar developments may have an adverse impact on HNI’s business and operations after the completion of the merger.
The shares of HNI common stock to be received by Kimball shareholders upon completion of the merger will have different rights from shares of Kimball common stock.
Upon completion of the merger, Kimball shareholders will no longer be Kimball shareholders but will instead become HNI shareholders, and their rights as HNI shareholders will be governed by the terms of HNI’s amended and restated articles of incorporation, as may be amended from time to time (“HNI’s articles of incorporation”), HNI’s amended and restated by-laws, as may be amended from time to time (“HNI’s by-laws”)

and by the Iowa Business Corporation Act (“IBCA”). The terms of HNI’s articles of incorporation, HNI’s by-laws and the IBCA are in some respects materially different than the terms of Kimball’s amended and restated articles of incorporation, as may be amended from time to time (“Kimball’s articles of incorporation”), Kimball’s amended and restated by-laws, as may be amended from time to time (“Kimball’s by-laws”) and the Act, which currently govern the rights of Kimball shareholders. See “Comparison of Rights of Shareholders of HNI and Shareholders of Kimball” beginning on page 127 for a discussion of the different rights associated with shares of Kimball common stock and shares of HNI common stock.
Kimball shareholders will have a significantly reduced ownership and voting interest after the merger and will exercise less influence over the policies of HNI following the transaction than they now have on the policies of Kimball.
HNI shareholders currently have the right to vote in the election of the HNI Board and on other matters affecting HNI. Kimball shareholders currently have the right to vote in the election of the Kimball Board and on other matters affecting Kimball. Immediately after the merger is completed, it is expected that current HNI shareholders will own approximately 90% of the shares of HNI’s outstanding common stock following the transaction, and current Kimball shareholders will own approximately 10% of the outstanding HNI common stock following the transaction. As a result of these reduced ownership percentages, current Kimball shareholders will have less influence on the management and policies of HNI than they now have on the management and policies of Kimball.
HNI’s shareholders will also be diluted by the merger.
The merger will dilute the ownership position of HNI’s current shareholders. HNI will issue approximately 4,714,939 shares of HNI common stock to Kimball shareholders in the merger (including HNI common stock to be issued in connection with outstanding Kimball long-term incentive awards). As a result of these issuances, current HNI shareholders and Kimball shareholders are expected to hold approximately 90% and 10%, respectively, of HNI’s outstanding common stock immediately following completion of the merger.
The merger will involve substantial costs.
Kimball and HNI have incurred, and expect to continue to incur, a number of non-recurring costs associated with the merger, a substantial majority of which will be comprised of transaction and regulatory costs.
In order to facilitate the debt financing portion of the merger consideration, HNI entered into a Term Loan Credit Agreement subject to certain conditions which, if not satisfied, could delay or prevent completion of the merger.
On March 31, 2023, HNI and certain of its U.S. subsidiaries entered into a Term Loan Credit Agreement with various lenders, Wells Fargo Bank, National Association, as administrative agent, U.S. Bank National Association, as syndication agent, and Wells Fargo Bank, National Association and U.S. Bank National Association as joint lead arrangers and joint lead bookrunners (the “Term Loan Credit Agreement”). The disbursement of funds under the Term Loan Credit Agreement, which are to be used by HNI to satisfy a portion of its monetary obligations with respect to the consummation of the transactions contemplated by the merger agreement, including the payment of a portion of the merger consideration to Kimball’s shareholders, is subject to certain limited conditions set forth in the Term Loan Credit Agreement. If such conditions are not satisfied, HNI may be unable to meet its monetary obligations with respect to the transactions contemplated by the merger agreement, including the payment of a portion of the merger consideration to Kimball’s shareholders.
In the event that the debt financing contemplated by the Term Loan Credit Agreement is not available, there is a risk that other financing may not be available on acceptable terms, in a timely manner or at all. Although HNI’s obligation to consummate the merger is not conditioned upon consummation of the debt financing, if HNI is unable to obtain the debt financing, the merger may be delayed or not completed, in which case HNI may be in breach of its obligations under the merger agreement. See the section entitled “The Merger—Financing of the Transaction and Treatment of Existing Debt” beginning on page 53 of this proxy statement/prospectus for more information.

Risks Relating to HNI After Completion of the Merger
HNI may not achieve the intended benefits of the merger, and the merger may disrupt its current plans or operations.
There can be no assurance that HNI will be able to successfully integrate Kimball’s assets or otherwise realize the expected benefits of the potential transaction (including operating and other cost synergies). Difficulties in integrating Kimball into HNI may result in HNI performing differently than expected, in operational challenges, in the failure to realize anticipated run-rate cost synergies and efficiencies in the expected time frame or at all, or in the difficulty or failure of utilizing available U.S. tax attributes, in which case the merger may not be accretive to earnings per share, may not improve HNI’s balance sheet position, may not enhance HNI’s ability to delever and may not generate additional free cash flow due to reduced cash tax payments. The integration of the two companies may result in material challenges, including the diversion of management’s attention from ongoing business concerns; retaining key management and other employees; retaining or attracting business and operational relationships; the possibility of faulty assumptions underlying expectations regarding the integration process and associated expenses; consolidating corporate and administrative infrastructures and eliminating duplicative operations; coordinating geographically separate organizations; unanticipated issues in integrating information technology, communications and other systems; as well as potential unknown liabilities, unforeseen expenses relating to integration, or delays associated with the acquisition.
The future results of HNI after the completion of the merger may be adversely impacted if HNI does not effectively manage its expanded operations following the completion of the merger.
Following the completion of the merger, the size of HNI’s business will be significantly larger than the current size of either HNI’s or Kimball’s respective businesses. HNI’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of two independent stand-alone companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.
The combined company is expected to incur substantial expenses related to the completion of the merger and the integration of HNI and Kimball.
The combined company is expected to incur substantial expenses in connection with the completion of the merger and the integration of HNI and Kimball, some of which may be incurred even if the merger is not completed. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, potentially including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing and benefits. The substantial majority of these costs will be non-recurring expenses related to the merger (including financing of the merger), facilities and systems consolidation. HNI may incur additional costs to maintain employee morale and to attract, motivate or retain management personnel and other key employees. HNI and Kimball will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs. Additionally, as a result of the merger, HNI’s financing costs may increase, including costs in connection with the financing of the merger. These incremental transaction- and merger-related costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs.
The combined company will have significantly more indebtedness than the current indebtedness of HNI prior to the merger.
Upon completion of the merger, HNI expects to incur approximately $404 million in additional indebtedness and will have consolidated indebtedness of approximately $604 million, which is greater than the current indebtedness of HNI. The increased indebtedness of the combined company in comparison to that of HNI on a historical basis may have the effect, among other things, of reducing the flexibility of HNI to respond to changing business and economic conditions and increasing borrowing costs. For more information on the financial impact of the merger on HNI’s indebtedness, see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 105.

The financing arrangements that HNI will enter into in connection with the merger will contain restrictions and limitations that may, under certain circumstances, significantly impact HNI’s ability to operate its business.
HNI is incurring significant new indebtedness in connection with the merger. The agreements governing the indebtedness that HNI will incur in connection with the merger, including, but not limited to, the Term Loan Credit Agreement may, under certain circumstances, impose significant operating and financial restrictions on HNI. After the completion of the merger, these restrictions may affect HNI’s ability to operate its business and may limit HNI’s ability to take advantage of potential business opportunities as they arise.
In addition, the agreements governing such indebtedness will require HNI to comply with a consolidated leverage ratio financial covenant and consolidated interest coverage ratio financial covenant in certain circumstances. To the extent HNI is or becomes subject to such covenants, HNI’s ability to comply with such covenants in future periods will depend on its ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond HNI’s control. The ability to comply with these covenants in future periods will also depend on HNI’s ability to successfully implement its overall business strategy and realize the anticipated benefits of the merger, including synergies, cost savings, innovation and operational efficiencies.
Various risks, uncertainties and events beyond HNI’s control could affect its ability to comply with the covenants contained in its financing agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements. Under these circumstances, HNI might not have sufficient funds or other resources to satisfy all of its obligations. In addition, the limitations imposed by financing agreements on HNI’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing.
If HNI incurs additional indebtedness following the merger, the risks related to the substantial indebtedness of HNI after the completion of the merger may intensify. For additional information regarding the financing of the merger, see “The Merger Agreement—Financing and Financing Cooperation.”
The market price of HNI common stock after the merger may be affected by factors different from those affecting the price of HNI or Kimball common stock before the merger.
Upon completion of the merger, holders of HNI common stock and Kimball common stock will be holders of HNI common stock. As the businesses of HNI and Kimball are different, the results of operations as well as the price of HNI common stock may in the future be affected by factors different from those factors affecting HNI and Kimball as independent stand-alone companies. Following the transaction, HNI will face additional risks and uncertainties that HNI or Kimball may currently not be exposed to as independent companies.
The market price of HNI common stock may decline as a result of the merger.
The market price of HNI common stock may decline as a result of the merger, and HNI shareholders could lose the value of their investment in HNI common stock if, among other things, after completion of the merger, HNI is unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the merger are not realized, or if the transaction costs related to the merger are greater than expected, or if the merger is not completed within the anticipated time frame. The market price also may decline if HNI does not achieve the perceived benefits and expected synergies of the transaction as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on HNI’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of HNI common stock in the merger could on its own have the effect of depressing the market price for HNI common stock. In addition, many Kimball shareholders may decide not to hold the shares of HNI common stock they receive as a result of the merger. Other Kimball shareholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of HNI common stock they receive as a result of the merger. Any such sales of HNI common stock could have the effect of depressing the market price for HNI common stock. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the HNI common stock, regardless of the actual operating performance of HNI after the completion of the merger.

The merger may result in a loss of customers, distributors, suppliers, vendors, landlords and other business partners and may result in the termination of existing contracts.
Following the merger, some of the customers, distributors, suppliers, vendors, landlords and other business partners of Kimball may terminate or scale back their current or prospective business relationships with HNI. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that HNI is too closely allied with one of their competitors. In addition, Kimball has contracts with customers, distributors, suppliers, vendors, landlords and other business partners that may require it to obtain consents from these other parties in connection with the merger, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords and other business partners are adversely affected by the merger, or if HNI, following the merger, loses the benefits of the contracts of Kimball, HNI’s business and financial performance could suffer.
Other Risk Factors of HNI and Kimball
HNI’s and Kimball’s businesses are and will be subject to the risks described above. In addition, HNI and Kimball are and will continue to be subject to the risks described in HNI’s and Kimball’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2022 and June 30, 2022, respectively, as updated by subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For the location of information incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 148.

THE MERGER
The following is a discussion of the transaction between HNI and Kimball. For a detailed summary of the material terms of the merger agreement, see “The Merger Agreement” beginning on page 77. This summary does not purport to be complete and may not contain all of the information about the transaction that is important to you. This section is not intended to provide you with any factual information about HNI or Kimball. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings HNI and Kimball make with the SEC that are incorporated by reference into this document, as described in “Where You Can Find More Information” beginning on page 148.
Background of the Merger
The Kimball Board has actively evaluated and overseen management’s execution of the operating strategy and business plan of Kimball, including disciplined acquisition criteria, investments in brand portfolio, revenue enhancement and growth strategies for increasing long-term profitability and increasing shareholder value. The Kimball Board also regularly assesses and discusses with management the status of the workplace, health and hospitality segments, the outlook for each of those segments, and opportunities to expand and grow Kimball’s overall business. The Kimball Board has been proactive in taking advantage of opportunities that could enhance shareholder value, including Kimball’s acquisition of the Poppin business in 2020, and Kimball’s recent transformation restructuring plan.
Kristine L. Juster, Chief Executive Officer of Kimball, and Jeffrey D. Lorenger, the Chairman and Chief Executive Officer of HNI, both serve on the Business and Institutional Furniture Manufacturers Association Board of Directors and have been acquaintances for several years. On November 14, 2022, Mr. Lorenger asked Ms. Juster if they could meet in person to have a conversation. Ms. Juster agreed to meet, and they scheduled a lunch meeting in Louisville, Kentucky on November 16, 2022.
On November 15, 2022, Ms. Juster informed Patrick E. Connolly, Chairman of the Kimball Board, that she was meeting Mr. Lorenger in Louisville on November 16, 2022. Ms. Juster and Mr. Connolly agreed they would talk by phone on November 17, 2022 to allow Ms. Juster to update Mr. Connolly about her meeting with Mr. Lorenger.
On November 16, 2022, Ms. Juster and Mr. Lorenger met in Louisville. During the meeting, Mr. Lorenger stated that the HNI Board had been monitoring Kimball’s business performance for some time. Mr. Lorenger stated the HNI Board had engaged a financial advisor, and after a period of careful evaluation had determined that a combination of the two companies would create synergies and complementary product portfolios that could be mutually beneficial to their respective companies and shareholders. He said the HNI Board would like to deliver a non-binding written proposal for HNI to acquire Kimball. Mr. Lorenger emphasized that HNI had great respect for Kimball’s history, traditions, employees and the communities in which Kimball operates. Mr. Lorenger noted a proposed transaction would not be subject to a financing condition or require approval by HNI’s shareholders. Ms. Juster responded that the Kimball Board was optimistic about Kimball’s prospects and its strategic plan, but that the Kimball Board would consider any proposal that it believed would be in the best interests of Kimball and its shareholders. She further stated she would communicate to Mr. Lorenger what method he should use to transmit the proposal.
Later that afternoon, Ms. Juster held a telephone call with several members of Kimball’s executive management team, Timothy J. Wolfe, Chief Financial Officer, R. Gregory Kincer, Executive Vice President of Corporate Development & Treasurer, and Mark W. Johnson, Chief Legal Officer, Corporate Secretary and President of Hospitality, to apprise them of her discussion with Mr. Lorenger. They agreed Mr. Johnson would join Ms. Juster’s call with Mr. Connolly scheduled for the following morning.
The morning of November 17, 2022, Mr. Connolly, Ms. Juster and Mr. Johnson held a videoconference to review Ms. Juster’s discussion with Mr. Lorenger. Ms. Juster and Messrs. Connolly and Johnson agreed to convene a special board meeting to report the content of Ms. Juster’s discussion and any details regarding the expected proposal to the Kimball Board. Ms. Juster noted that she and Messrs. Wolfe, Kincer and Johnson already had a meeting scheduled that afternoon with representatives of J.P. Morgan, Kimball’s long-time financial advisor, to discuss another matter. Mr. Connolly and Ms. Juster agreed that Ms. Juster would inform the J.P. Morgan representatives that they expected the Kimball Board would receive an unsolicited proposal to acquire Kimball, and that they anticipated the Kimball Board would request J.P. Morgan assist the board in its evaluation of the proposal.

Later that morning, Ms. Juster communicated to Mr. Lorenger that he should send the written proposal to Ms. Juster, who would then deliver it to the Kimball Board. Early that afternoon, Mr. Lorenger sent Ms. Juster a written, non-binding indication of interest and transaction overview that outlined the preliminary proposed terms of a combination of Kimball and HNI. The indication of interest proposed a merger transaction whereby each share of Kimball common stock would be exchanged for 0.137 shares of HNI common stock plus $7.00 in cash. Based upon HNI’s then-current stock price, the non-binding proposal implied, as of its date, the payment of $11.00 of aggregate consideration per share of Kimball common stock, and the 0.137 exchange ratio implied that Kimball’s shareholders would own approximately 11% of the combined company. The $11.00 transaction consideration represented a premium of approximately 49% over the November 16, 2022 closing sale price of Kimball common stock and a premium of approximately 59% over the 30-day volume weighted average price (“VWAP”) of Kimball common stock as of November 16, 2022. The HNI proposal noted that the proposal was based on publicly available information. In addition, the proposal indicated a proposed transaction would be subject to HNI’s satisfactory completion of due diligence, negotiation of a definitive merger agreement and final approval by the HNI Board. The proposal further indicated that the proposed transaction would not be subject to a financing condition or vote by HNI shareholders, and that HNI had retained Rothschild & Co (“Rothschild”) to act as its financial advisor with respect to the proposal.
Also on November 17, 2022, Ms. Juster and Messrs. Wolfe, Kincer and Johnson met with J.P. Morgan representatives by videoconference. During the meeting, Ms. Juster informed them she received an indication of interest. The J.P. Morgan representatives said they would be available to have a call following the Kimball Board’s special meeting if the Kimball Board determined J.P. Morgan should assist in its review of the proposal.
On November 18, 2022, the Kimball Board held a special meeting by videoconference with Messrs. Wolfe, Kincer and Johnson in attendance. Ms. Juster updated the board regarding her discussion with Mr. Lorenger. Mr. Wolfe described the principal terms of the proposal and provided an overview of the proposed transaction. Mr. Johnson reviewed with the members of the board their fiduciary duties, including when considering an unsolicited proposal to acquire Kimball. The Kimball Board authorized the engagement of J.P. Morgan to advise it with respect to its consideration of the proposal and strategic options. At the special meeting, the Kimball Board also established a committee of independent directors (the “Transaction Committee”) to assist the Kimball Board in its review, evaluation and consideration of the proposal and strategic options, including potential transactions with third parties. The Kimball Board retained authority to approve any transaction. The board appointed Mr. Connolly, Kimberly K. Ryan and Scott M. Settersten to the Transaction Committee, with Mr. Connolly serving as Chair.
Later in the day on November 18, 2022, Ms. Juster and Messrs. Wolfe, Kincer and Johnson met with J.P. Morgan representatives by videoconference to discuss J.P. Morgan’s engagement and preparation for the first Transaction Committee meeting scheduled to occur on November 29, 2022.
Over the ensuing two days, Kimball management provided J.P. Morgan with information to assist management in reviewing its financial forecast, including Kimball’s most recent long-range plan as well as annual and quarterly forecasts. Members of Kimball management also began discussions with J.P. Morgan regarding HNI’s proposal.
On November 21, 2022, Ms. Juster communicated to Mr. Lorenger that the Kimball Board and members of its management team were reviewing HNI’s proposal with J.P. Morgan, who would reach out to representatives of Rothschild with any clarifying questions.
Later in the day on November 21, 2022, representatives from each of J.P. Morgan and Rothschild met by telephone to discuss details of the indication of interest and terms of the proposal.
On November 22, 2022, representatives from J.P. Morgan, Kimball’s executive management team and Mr. Connolly met by videoconference, and J.P. Morgan representatives provided an update regarding their call with the Rothschild representatives. They discussed proposed timelines, key decision points and preparation for the first Transaction Committee meeting.
Over the ensuing days, representatives from Kimball’s executive management team and J.P. Morgan continued to prepare for the upcoming Transaction Committee meeting. On November 28, 2022, Kimball entered into an engagement letter with J.P. Morgan pursuant to which J.P. Morgan would provide advice and guidance to Kimball in connection with HNI’s proposal and other potential strategic alternatives.

On November 29, 2022, the Transaction Committee held a meeting by videoconference, joined by Ms. Juster, Messrs. Wolfe, Kincer and Johnson, and representatives from J.P. Morgan. At the meeting, J.P. Morgan representatives discussed and reviewed with the Transaction Committee the HNI proposal, including J.P. Morgan’s preliminary analysis, as well as aspects of the proposal to be considered by the Transaction Committee and Kimball Board. Following discussion, the Transaction Committee directed representatives of J.P. Morgan to inform representatives of Rothschild that Kimball was evaluating HNI’s proposal and working to refine Kimball’s long-term financial forecast. The Transaction Committee further directed Kimball management to update Kimball’s financial forecast for the Transaction Committee’s review, and for J.P. Morgan to conduct additional financial analysis of the proposal taking into account the updated financial information. This information would be presented to the Transaction Committee at its next meeting and used by the Transaction Committee in its evaluation of whether to engage further with HNI regarding a potential transaction.
Following the November 29, 2022 Transaction Committee meeting, representatives from Kimball’s executive management team worked, in consultation with J.P. Morgan, to update Kimball’s financial forecast.
On November 30, 2022, Ms. Juster spoke to Mr. Lorenger by phone to update him on the status of Kimball’s review of the proposal. Ms. Juster informed Mr. Lorenger that the Kimball Board and the Transaction Committee had met and had instructed representatives from Kimball’s executive management team to update Kimball financial forecast to allow for further evaluation of the proposal. Ms. Juster stated the process would likely take a few weeks and that she would contact Mr. Lorenger when the work was complete. They agreed to keep the lines of communication open and to instruct representatives from each of J.P. Morgan and Rothschild to stay in contact.
Later in the day on November 30, 2022, representatives from each of J.P. Morgan and Rothschild met by phone and exchanged similar messages.
On December 12, 2022, Ms. Juster and Messrs. Connolly, Wolfe, Kincer and Johnson met in Atlanta, Georgia to discuss Kimball’s recent business performance, long-range business plan, updated financial forecast, key issues impacting J.P. Morgan’s analysis of the proposal, including Kimball’s updated financial forecasts, and the potential timeline associated with the evaluation thereof.
Later in the day on December 12, 2022, the Transaction Committee held a meeting by videoconference with representatives of Kimball’s executive management team to discuss Kimball’s recent business performance, long-range business plan, updated financial forecast, transaction strategies, and timelines. At the meeting, Mr. Johnson also reviewed with the Transaction Committee members their fiduciary duties. The Transaction Committee directed the management team to continue its work.
Following this meeting, Mr. Connolly held phone calls over the next several days with members of the Kimball Board who were not members of the Transaction Committee to update them on the status of the Kimball executive management team’s work. Mr. Connolly also held phone calls with representatives of J.P. Morgan to receive updates regarding the progress of J.P. Morgan’s preliminary analysis.
On December 16, 2022, Mr. Johnson, a representative of ArentFox Schiff LLP (“AFS”), counsel to Kimball, and a representative of Ice Miller LLP (“Ice Miller”), Indiana counsel to Kimball, met by phone to discuss the fiduciary duties applicable to members of boards of directors of Indiana corporations. Later that same day, Mr. Johnson provided the members of the Kimball Board with a summary of their fiduciary duties applicable to the proposal or a strategic alternative.
On December 22, 2022, Ms. Juster and Mr. Lorenger exchanged messages regarding the status of Kimball’s evaluation of HNI’s proposal. Ms. Juster indicated that the Kimball Board and management team were continuing their work and proposed that she and Mr. Lorenger communicate again after the beginning of the new year.
On December 22, 2022, Ms. Juster and Messrs. Connolly, Wolfe, Kincer and Johnson met in Washington, D.C. to update Mr. Connolly regarding the status of the Kimball valuation work and evaluation of a possible combination with HNI.
Later in the day on December 22, 2022, the Transaction Committee held a meeting by videoconference, with representatives of Kimball’s executive management team, J.P. Morgan and AFS present during portions of the meeting. At the meeting, J.P. Morgan representatives and Kimball management discussed with the

Transaction Committee Kimball’s financial position and reviewed management’s updated financial forecast. Representatives from J.P. Morgan discussed its preliminary evaluation of HNI’s proposal in detail with the Transaction Committee, including the effects of changes to Kimball’s stock price and market conditions since the proposal was delivered. The Transaction Committee discussed potential timelines, factors to consider in evaluating the proposal, including impact to Kimball shareholders and other key stakeholders such as its employees and the communities in which it operates. Mr. Johnson and a representative from AFS reviewed the Kimball Board’s fiduciary duties. The Transaction Committee discussed potential responses and its intended recommendation to the Kimball Board regarding next steps. The Transaction Committee also met in executive session.
On December 23, 2022, the Kimball Board held a special meeting by videoconference, with representatives of Kimball’s executive management team, J.P. Morgan and AFS present during portions of the meeting. At the meeting, J.P. Morgan representatives and Kimball management updated the Kimball Board on the activities that had occurred since the last board meeting. J.P. Morgan representatives and management discussed in detail the substance of the Transaction Committee meeting held the previous day, Kimball’s financial position, management’s updated financial forecast, J.P. Morgan’s preliminary evaluation of HNI’s proposal, as well as strategic consequences and opportunities of a potential combination with HNI. The Kimball Board discussed in detail the potential impact to Kimball shareholders, and other key stakeholders such as its employees, customers, business partners and the communities Kimball serves and in which it operates. Mr. Johnson and a representative from AFS reviewed the Kimball Board’s fiduciary duties. The Kimball Board discussed potential responses to HNI’s proposal, transaction timelines and next steps, including the possibility of conducting a competitive bid process should the Kimball Board authorize proceeding with HNI’s proposal. The Kimball Board met in executive session to further discuss the Transaction Committee’s findings and recommendations. The Kimball Board agreed to reconvene the following week to decide whether to engage in further discussions with HNI.
On December 28, 2022, the Kimball Board held a special meeting by videoconference. Mr. Johnson also attended the meeting. At the meeting, the Kimball Board discussed whether to engage with HNI and potential conditions for such engagement. The Kimball Board also met in executive session. The Kimball Board authorized the Kimball executive management team and J.P. Morgan to communicate to representatives of each of HNI and Rothschild that Kimball was willing to engage with HNI for a three-week due diligence period, and that Kimball expected HNI to submit a revised proposal following the diligence period. The Kimball Board also authorized Kimball’s updated financial forecast and outlook for its business to be used by Kimball and J.P. Morgan as part of the evaluation of the HNI proposal during such diligence period and to provide such updated financial forecast, but solely for the fiscal years ending June 30, 2023 through June 30, 2027, to HNI (subject to the parties executing a mutually agreeable mutual confidentiality agreement with a “standstill” provision).
On December 30, 2022, Ms. Juster and Mr. Lorenger spoke by telephone. Ms. Juster informed Mr. Lorenger that the Kimball Board had completed its review and determined that HNI’s proposal was not at a valuation at which the Kimball Board would be willing to proceed. Ms. Juster shared the above-described terms upon which the Kimball Board had authorized the executive management team and its advisors to engage with HNI. Mr. Lorenger asked if Kimball would be willing to engage in a longer diligence period. Ms. Juster replied that while the Kimball executive management team and advisors were prepared to move quickly, she believed that the Kimball Board would be willing to continue conducting diligence if, at the end of the proposed three-week period, it determined it was in Kimball’s best interests to do so. Ms. Juster and Mr. Lorenger agreed that their financial advisors would discuss next steps and that HNI and Kimball would share contact information for their legal advisors.
Also on December 30, 2022, representatives from each of J.P. Morgan and Rothschild discussed arranging a management meeting between representatives from Kimball and HNI in early January 2023. Both sets of representatives agreed to maintain confidentiality with respect to their interactions to avoid potential leaks, and to ensure that none of Kimball’s competitively sensitive information would be shared. The parties identified proposed dates and agreed to exchange a draft agenda for the meeting.
Later in the day on December 30, 2022, Ms. Juster provided Mr. Lorenger with a draft mutual confidentiality agreement with a “standstill” provision applicable to Kimball, along with contact information for Mr. Johnson and representatives of AFS. On December 30 and 31, 2022, AFS negotiated the mutual confidentiality agreement with Jones Day, HNI’s outside legal counsel at the time. On December 31, 2022,

Kimball and HNI entered into the confidentiality agreement. The standstill provisions in the confidentiality agreement did not prevent HNI from making proposals to Kimball that were not reasonably expected to require public disclosure, and the standstill, by its terms, automatically terminated upon Kimball entering into an agreement providing for, or Kimball’s public announcement that it intends to effect, a transaction involving a controlling portion of its securities or all or substantially all of its assets.
On January 4, 2023, Kimball began sharing non-public financial information with HNI through a secure virtual data room. Over the ensuing days, the parties exchanged high-level information requests and responses. As part of its due diligence review, HNI was provided projections that included net sales and adjusted EBITDA described in the section entitled “Kimball Management Projections for Kimball” under the section “The Merger -Kimball Unaudited Prospective Financial Information,” but solely for the fiscal years ending June 30, 2023 through June 30, 2027.
On January 11, 2023, representatives from each of Kimball’s executive management team, HNI’s executive management team, J.P. Morgan and Rothschild met in Chicago, Illinois to conduct a due diligence management meeting. At the meeting, the parties discussed Kimball’s business, its structure, leadership, manufacturing footprint, strategy and financial plan. Kimball’s executive management team emphasized Kimball’s long-standing ties to the communities in which it operates, noting the impact of any combination to its shareholders, stakeholders and employees would be an important consideration for the Kimball Board, as is permitted under applicable Indiana fiduciary duty statutory law. The parties also discussed HNI’s business structure, culture, high-level strategy, financial outlook and possible synergies that might result from a combination. At the meeting, representatives from J.P. Morgan stated they would be forwarding a letter requesting that HNI deliver a revised proposal to J.P. Morgan by January 25, 2023. They stated that the proposal should include a revised valuation, list of key assumptions essential to HNI’s valuation of Kimball and the specific form of consideration to be paid. The J.P. Morgan representatives emphasized that to the extent the consideration reflected in such revised valuation included a meaningful portion of stock, it would be important for HNI to provide Kimball with financial projections for HNI to assist the Kimball Board in its evaluation of such revised proposal.
Following the meeting, representatives from both parties’ executive management teams met for dinner to continue diligence discussions regarding their respective businesses.
On January 12, 2023, representatives of J.P. Morgan delivered to representatives of Rothschild the process letter containing the information described above.
Later in the day on January 12, 2023, the Transaction Committee held a meeting by videoconference, joined by representatives of Kimball’s executive management team, J.P. Morgan and AFS, to update the Transaction Committee on the management presentation meeting that took place on January 11, 2023 and to discuss next steps.
On January 13, 2023, representatives from each of Rothschild and J.P. Morgan met by phone to discuss the process letter and next steps. The Rothschild representatives stated that the HNI Board was scheduled to meet on January 18, 2023, and that the Rothschild representatives would update the J.P. Morgan representatives following the meeting.
On January 19, 2023, representatives from each of Rothschild and J.P. Morgan met by phone. The Rothschild representatives confirmed that the HNI Board received a comprehensive update regarding the possible combination from representatives of HNI’s executive management team. The Rothschild representatives shared additional questions from HNI based on the discussion. They stated that the HNI Board was scheduled to hold another meeting on January 27, 2023 to discuss valuation. The Rothschild representatives stated that, given the status and substance of the HNI Board’s discussions, they believed it was unlikely HNI would be able to meet Kimball’s requested January 25, 2023 deadline to submit a revised proposal.
Later in the day on January 19, 2023, Mr. Connolly met with representatives from Kimball’s executive management team and representatives of J.P. Morgan and AFS to discuss the timing of HNI’s revised proposal. Messrs. Connolly and Johnson updated the remaining members of the Transaction Committee following the meeting.
Over the ensuing days, Kimball continued to respond to HNI’s high-level diligence requests.

On January 30, 2023, representatives from each of Rothschild and J.P. Morgan met by phone. The Rothschild representatives confirmed that the HNI Board met on January 27, 2023 and discussed valuation. The Rothschild representatives stated that HNI would be submitting an updated proposal by the end of day on February 3, 2023, that the proposed consideration would include HNI stock and that the proposal would include summary-level financial projections for HNI.
On February 2, 2023, Kimball publicly announced its financial results for the second quarter of its fiscal year 2023.
On February 3, 2023, HNI delivered to Kimball a revised, non-binding indication of interest to acquire all of the issued and outstanding shares of Kimball at an implied value of $12.00 per share, representing a 9% increase over HNI’s initial proposal, whereby each share of Kimball common stock would be exchanged for 0.1238 shares of HNI common stock plus $8.00 in cash. Based upon the proposed valuation and form of consideration, Kimball shareholders would receive 67% of the total consideration in cash and 33% in HNI common stock. Based upon HNI’s then-current stock price, the non-binding proposal implied, as of its date, that Kimball’s shareholders would own approximately 10% of the combined company. The $12.00 per share transaction consideration represented a premium of approximately 61% over the February 3, 2023 closing price of Kimball common stock and a premium of approximately 73% over the 30-day VWAP of Kimball common stock as of February 3, 2023. HNI stated in the revised, non-binding indication of interest that it respected the history, tradition and quality of Kimball’s business and understood the impact a business can have on a small community and its stakeholders. HNI’s letter further stated that its current plan contemplated a continued meaningful presence in Jasper, Indiana, and that it would be thoughtful in executing plans to realize synergies in order to preserve the unique cultures and strengths of both organizations. HNI’s letter stated also that HNI would limit remaining confirmatory diligence to core items required to complete its review. The letter also indicated that HNI was confident the parties could sign a definitive merger agreement within four weeks if satisfactory diligence was received in a timely manner. The proposal indicated that its terms were supported by the HNI Board, but that the signing of a definitive merger agreement would be subject to final approval of the HNI Board. The terms of the proposal further indicated that the proposed transaction would not be subject to a financing condition or vote by HNI shareholders. HNI’s financial projections through fiscal year 2025 were included as attachments to the revised proposal.
Later in the day on February 3, 2023, J.P. Morgan sent a summary of the revised proposal to the Transaction Committee.
On February 5, 2023, Ms. Juster and Messrs. Connolly, Wolfe, Kincer and Johnson met in Atlanta, Georgia, with representatives from J.P. Morgan and AFS joining by videoconference, to discuss the revised proposal and prepare for the Kimball Board’s regularly scheduled meetings to be held the following day.
Later in the day on February 5, 2023, the Kimball directors met in Atlanta, Georgia, joined by Messrs. Wolfe, Kincer, Johnson and Lonnie P. Nicholson, Kimball’s Chief Human Resources Officer, to discuss the terms of the revised proposal. The Kimball directors agreed to adjust the agenda for the Kimball Board and the Transaction Committee meetings scheduled for the following day in order to provide time for the Kimball Board to meet with its advisors and representatives of the Kimball executive management team regarding the revised proposal.
On February 6, 2023, the Transaction Committee held a meeting with representatives of Kimball’s executive management team in Atlanta, Georgia, and representatives from J.P. Morgan and AFS joined by videoconference for portions of the meeting. At the meeting, the Transaction Committee reviewed with its advisors in detail the revised proposal, HNI’s business and the prospects of each of the two companies, the strategic and financial consequences of a combination of the two companies, various transaction structures, valuation, transaction timing, exclusivity arrangements, conducting a competitive bid process, the ability of third parties to make a competitive proposal for an acquisition, the potential for leaks in a competitive bid process, and the potential impact to Kimball’s stakeholders, including its shareholders, employees and the communities it serves. Representatives of AFS reviewed the Kimball directors’ fiduciary duties and discussed various transaction components and agreement clauses, including market check options, go-shop provisions, no-shop provisions and due diligence requirements. The Transaction Committee discussed next steps and possible recommendations for the Kimball Board. The Transaction Committee also met in executive session. The Transaction Committee stated that it would recommend proceeding with HNI’s proposal at an aggregate price of at least $13.00 per share, with a strong preference that the increase in price be in cash, for amounts consisting of at least $9.00 in cash and $4.00 in HNI stock. Subject to Kimball Board approval later that day, the Transaction Committee directed Kimball’s executive management team to work directly with its advisors to communicate to HNI this position and to request that HNI provide a response by February 9, 2023. The Transaction Committee also directed that Kimball’s executive management team negotiate market check options in any way that could drive value, and stated that the management team would be required to work with the Kimball Board before making any final agreements regarding a market check.
Later in the day on February 6, 2023, the Kimball Board held a regular meeting with representatives of Kimball’s executive management team in Atlanta, Georgia, at which representatives from J.P. Morgan and AFS joined by videoconference for portions of the meeting. The Transaction Committee met with the Kimball Board in executive session at the beginning and end of the meeting. At the meeting, the Transaction Committee and Kimball’s advisors reviewed in detail the Transaction Committee’s discussions from its earlier meeting and the Transaction Committee’s direction to the executive management team regarding a counterproposal. The Kimball Board reviewed with its advisors HNI’s revised proposal, the strategic and financial consequences of a combination of the two companies, various transaction structures, valuation, transaction timing, exclusivity arrangements, conducting a competitive bid process, the ability of third parties to make a competitive proposal for an acquisition, the potential for leaks in a competitive bid process, and the potential impact to Kimball’s stakeholders, including its shareholders, employees, customers, suppliers and the communities it serves. Representatives of AFS again reviewed the Kimball directors’ fiduciary duties and discussed various transaction components and agreement clauses, including market check options, go-shop provisions, no-shop provisions and due diligence requirements. The Kimball Board agreed with the Transaction Committee’s recommended direction to the executive management team, and authorized Kimball’s executive management to proceed accordingly.
Later in the day on February 6, 2023, Ms. Juster and Messrs. Wolfe, Kincer and Johnson met by videoconference with representatives from J.P. Morgan and AFS to discuss the day’s meetings and how best to proceed pursuant to the Transaction Committee’s and the Kimball Board’s direction.
On February 7, 2023, representatives from each of Rothschild and J.P. Morgan met by phone. The J.P. Morgan representatives stated that HNI’s revised proposal was constructive but inadequate to reflect the value that the Kimball Board placed in Kimball’s business plan and the conviction its executive management team had in delivering Kimball’s financial plan. J.P. Morgan stated that it believed the Kimball Board would require aggregate valuation in excess of $13.00 per share to proceed with HNI’s proposal, with the increased consideration consisting of cash. Representatives of J.P. Morgan also confirmed with representatives of Rothschild that Kimball’s discussions regarding a potential transaction had thus far not included outreach to other potential counterparties, but that the Kimball Board was looking to maximize value and keeping its options open regarding outreach to other potential counterparties.
On February 9, 2023, HNI delivered to Kimball a revised, non-binding indication of interest to acquire Kimball at an implied value of $13.00 per share, whereby each share of Kimball common stock would be exchanged for 0.1301 shares of HNI common stock plus $9.00 in cash based on the closing share price of HNI stock as of February 9, 2023. The $13.00 transaction consideration represented a premium of approximately 85% over the February 9, 2023 closing price of Kimball common stock and a premium of approximately 84% over the 30-day VWAP of Kimball common stock as of February 9, 2023. Based upon the proposed valuation and form of consideration, Kimball shareholders would receive 69% of the total consideration in cash and 31% in the form of new HNI shares. Based upon HNI’s then-current stock price, the non-binding proposal implied, as of its date, that Kimball’s former shareholders would own approximately 10% of the combined company. The revised proposal stated that it was conditioned on (a) HNI being granted exclusivity to allow it to complete its due diligence, arrange financing and negotiate definitive documentation, and (b) the definitive merger agreement containing a customary no-shop provision rather than a go-shop provision. In the revised proposal, to comply with the confidentiality agreement between the parties, HNI also requested approval to discuss the transaction with its potential debt financing sources.
Later in the day on February 9, 2023, representatives from each of Rothschild and J.P. Morgan met by phone. The Rothschild representatives emphasized that the HNI Board went to great lengths to deliver a revised proposal within the requested timeframe, and that they believed the revised proposal had exhausted the limits of what HNI was willing to offer. At the direction of the HNI Board, the Rothschild representatives also emphasized that they believed that HNI could be ready to sign a definitive merger agreement within four weeks.

On February 10, 2023, the Kimball Board held a special meeting by videoconference, with representatives of Kimball’s executive management team, J.P. Morgan, AFS and Ice Miller present during portions of the meeting. The Kimball Board discussed the revised proposal from HNI, including its conditions regarding exclusivity and the merger agreement deal protection provisions, as well as the ability of third parties to make a competitive proposal for an acquisition. The Kimball Board also discussed in detail the potential for other potential counterparties to compete with HNI’s offer, and formed the view that HNI’s $13.00 per share proposal was likely the highest and best offer to be obtained from HNI or third parties. Representatives from AFS and Ice Miller advised the Kimball Board regarding its fiduciary duties and responsibilities when considering HNI’s requirement of exclusivity and the potential for leaks in a competitive bid process. The Kimball Board discussed next steps, the status of the due diligence process, the reverse diligence process on HNI, finalizing an exclusivity agreement and a definitive merger agreement, and transaction timing. Following discussion, the Kimball Board unanimously agreed that accepting the revised proposal was in the best interests of the corporation and its stakeholders, and to accept HNI’s revised proposal, including HNI’s condition for exclusivity. The Kimball Board unanimously authorized Kimball and its executive management team to proceed with HNI pursuant to the terms of its revised proposal.
Later in the day on February 10, 2023, Kimball provided its consent for HNI to discuss the proposed transaction with its potential debt financing sources, and AFS provided representatives of Davis Polk & Wardwell LLP (“DPW”), HNI’s legal counsel, with a draft exclusivity agreement. Representatives of each of AFS and DPW negotiated the exclusivity agreement over the ensuing days.
On February 13, 2023, Kimball and HNI entered into the exclusivity agreement pursuant to which Kimball agreed, for a period up to and including March 13, 2023, not to, among other things, solicit, initiate, encourage or discuss any proposals, offers or indications of interest relating to any possible direct or indirect business combination or similar extraordinary corporate transaction. Upon delivering proper notice to HNI, Kimball was permitted to terminate the agreement if (a) Kimball received what the Kimball Board determined was a superior proposal and HNI did not match the proposal within 48 hours or (b) HNI altered, reduced or rescinded components of the $13.00 per share proposal price.
From February 13, 2023 through March 7, 2023, Kimball and HNI exchanged due diligence requests, materials and information through a virtual data room and conducted comprehensive business, financial and legal due diligence reviews. During this time, representatives of each of Kimball, HNI, J.P. Morgan, Rothschild, AFS and DPW, engaged in numerous discussions related to business, financial and legal due diligence and reverse due diligence matters.
On February 14, 2023, Ms. Juster and Mr. Lorenger exchanged messages to begin arranging site visits and additional due diligence sessions with members of Kimball’s executive management team whom Mr. Lorenger had not met during the initial management presentation.
On February 15, 2023, representatives of AFS delivered to representatives of DPW an initial draft of the merger agreement for the proposed acquisition that, among other things, included (a) the absence of a financing condition, (b) a non-solicitation provision applicable to Kimball that was subject to customary “fiduciary out” exceptions, (c) a matching right for HNI, (d) a termination fee payable in certain circumstances to HNI by Kimball in an amount equal to 2% of Kimball’s equity value at signing, (e) a reverse termination fee payable in certain circumstances to Kimball by HNI equal to 5% of Kimball’s equity value at signing and (f) the cash-out at the closing of the transaction of certain equity compensation outstanding under Kimball’s stock plans.
Also on February 15, 2023, representatives of AFS delivered to representatives of DPW an initial draft of a clean team agreement.
From February 15, 2023 until the execution of the merger agreement on March 7, 2023, the Kimball and HNI teams and their respective legal and financial advisors exchanged numerous drafts of the merger agreement, and engaged in many discussions and negotiations regarding the merger agreement. Material areas of discussion and negotiation included Kimball’s “no shop” provision, Kimball’s interim operating covenants, the treatment of Kimball’s equity compensation and employee benefit plans, the terms governing HNI’s proposed debt financing, the circumstances under which either party would be permitted to terminate the merger agreement and the termination-related fees payable in connection therewith.

On February 17, 2023, Ms. Juster and Mr. Lorenger met in Chicago, Illinois to discuss Kimball’s executive structure, announcement timing and communications. Mr. Lorenger stated that he would like to have a diligence meeting with three members of Kimball’s executive management team whom he had not met during the management presentation. Ms. Juster confirmed that Kimball’s advisors would arrange a diligence meeting with Kourtney L. Smith, Chief Operating Officer, Workplace & Health, Michael J. Roch, Chief Customer Officer, Workplace & Health, and Gregory A. Meunier, Executive Vice President, Global Operations.
On February 18, 2023, representatives of DPW and AFS each revised and exchanged drafts of a clean team agreement, and on February 21, 2023, Kimball and HNI entered into the clean team agreement pursuant to which HNI and its designated representatives approved by Kimball agreed to customary procedures to protect Kimball’s competitively sensitive information.
On February 20, 2023, Ms. Juster and Mr. Lorenger exchanged messages confirming that Ms. Smith and Messrs. Meunier and Roch would be available for diligence meetings, the details of which representatives from each of J.P. Morgan and Rothschild would finalize.
On February 21, Mr. Kincer and Mr. Meunier met representatives from HNI in Louisville, Kentucky, to prepare to visit certain Kimball facilities. From February 21 through February 23, 2023, Mr. Kincer led HNI representatives on visits of five Kimball facilities: (a) Danville, Kentucky, (b) Salem, Indiana, (c) Jasper, Indiana, (d) Santa Claus, Indiana, and (e) Fordsville, Kentucky.
On February 23, 2023, HNI publicly announced its financial results for its fourth quarter and fiscal year ended December 31, 2022.
On February 23, 2023, Ms. Smith and Messrs. Meunier and Roch held an introductory meeting with Mr. Lorenger in Chicago, Illinois over dinner. On February 24, 2023, each of Ms. Smith and Messrs. Meunier and Roch held due diligence meetings with Mr. Lorenger in Chicago, Illinois. They each discussed their backgrounds, roles and responsibilities. Mr. Lorenger shared with each of them information about HNI’s history and culture, and why he believed the proposed acquisition was in the best interests of both companies.
On March 2, 2023, the Kimball Board held a special meeting by videoconference, with representatives of Kimball’s executive management team, J.P. Morgan and AFS present during portions of the meeting. The Kimball Board discussed the status of merger agreement negotiations and representatives from AFS outlined the key terms of the merger agreement. The Kimball Board also discussed the proposed communications plan to publicly announce the transaction and the open items that would need to be addressed prior to requesting that J.P. Morgan deliver its fairness opinion.
After market close on March 7, 2023, the Kimball Board, joined by Messrs. Wolfe, Kincer, Johnson, Christopher Kuepper, Director of Investor Relations, and Shellie D. Kyle, Deputy General Counsel, Chief Ethics & Compliance Officer and Assistant Corporate Secretary, and representatives from J.P. Morgan, AFS and Ice Miller, held a special meeting by videoconference. At this meeting, representatives from AFS and Ice Miller reviewed the Kimball directors’ fiduciary duties and updated the Kimball Board on the merger agreement’s key terms. Representatives of J.P. Morgan reviewed with the Kimball Board J.P. Morgan’s financial analysis with respect to the merger consideration and its valuation analyses of Kimball. At the conclusion of such discussions, a representative of J.P. Morgan rendered J.P. Morgan’s oral opinion, confirmed by delivery of a written opinion dated March 7, 2023, as to the fairness, from a financial point of view and as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion to the holders of Kimball common stock of the merger consideration. The Kimball Board then discussed with representatives from AFS and Ice Miller amending Kimball’s by-laws to adopt an exclusive forum provision. The Kimball Board then adjourned and the Transaction Committee convened a meeting. At the Transaction Committee meeting, the Transaction Committee unanimously adopted resolutions recommending that the Kimball Board take actions related to the merger agreement, including (a) amending Kimball’s by-laws to adopt an exclusive forum provision, and (b) approving and declaring advisable the merger agreement and the transactions contemplated thereby, including the merger. The Transaction Committee meeting then adjourned and the Kimball Board convened another meeting. Following discussion of the Kimball Board’s fiduciary duties, the status of the terms of the draft merger agreement and the recommendations of the Transaction Committee, the Kimball Board unanimously adopted resolutions related to the merger agreement, including (a) amending the by-laws to adopt an exclusive forum provision, (b) approving and declaring advisable the merger agreement and the transactions contemplated thereby, including the merger, and (c) recommending that Kimball’s shareholders vote in favor of the adoption of the merger agreement and the transactions contemplated thereby, including the merger.
Following the Kimball Board meeting, representatives of AFS and DPW finalized the merger agreement. The merger agreement was entered into by Kimball and HNI in the evening of March 7, 2023.
On March 8, 2023, prior to the opening of trading on the NYSE and Nasdaq, HNI and Kimball issued a joint press release announcing the execution of the merger agreement, and each party later filed with the SEC a Form 8-K announcing such event.
Kimball Board Recommendation and its Reasons for the Transaction
By unanimous vote of the members of the Kimball Board, at a meeting held on March 7, 2023, the Kimball Board (a) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Kimball and its shareholders, (b) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and (c) resolved to recommend that the Kimball shareholders vote in favor of the adoption of the merger agreement and the transactions contemplated thereby, including the merger, and approve and/or adopt such other matters that are submitted for their approval and/or adoption in connection with the merger agreement. The Kimball Board recommends that Kimball shareholders vote “FOR” the merger proposal.
In the course of reaching its determination and recommendation, the Kimball Board (and the Transaction Committee established by the Kimball Board) met numerous times to consider a potential transaction with HNI, including in executive session, and consulted with Kimball’s senior management, outside legal counsel and financial advisors. In recommending that Kimball shareholders vote their shares of Kimball stock in favor of adoption of the merger agreement and the transactions contemplated thereby, including the merger, the Kimball Board also considered a number of factors, including the following factors (not necessarily in order of relative importance) which the Kimball Board viewed as being generally positive or favorable in coming to its determination and recommendation:
Value and nature of the consideration to be received in the merger by Kimball’s shareholders.
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Use of equity in the merger. The mixed stock and cash consideration enables Kimball’s shareholders to have an ongoing ownership position in the combined company (expected to be approximately 10% of the combined company) and participate in the expected value and opportunities of the combined company after the merger, including dividends, synergies, stock buybacks and expected future growth. The Kimball Board believes that the shares of HNI common stock that will be delivered to Kimball shareholders as part of the merger consideration are a highly attractive currency that will benefit in the near and long term from the combination’s significant synergy opportunities described in more detail below.

•	Use of cash in the merger. The cash component of the merger consideration will provide Kimball shareholders immediate liquidity and certainty of value.
•
Capital return. The Kimball Board’s belief that the combined company will have significant financial flexibility to continue HNI’s dividend payments and its capital return philosophy. Like Kimball, HNI has historically paid a quarterly dividend ($0.32 per share for the most recently completed quarter), reflecting a commitment to returning capital to shareholders.

•
Premium. The Kimball Board’s belief that the increased merger consideration which Kimball was able to obtain as a result of negotiations with HNI was the highest price per share that HNI was willing to pay. The merger consideration of $9.00 in cash and 0.1301 shares of HNI common stock for each share of Kimball common stock represents an approximately 92% premium to the March 7, 2023 closing price of Kimball common stock, and an approximately 81% premium to the 30-day VWAP of Kimball’s common stock at the announcement of the merger agreement, and values Kimball at approximately $485 million in equity value. Moreover, the stock portion of the merger consideration is a fixed number of shares of HNI common stock per share of Kimball common stock, which affords Kimball shareholder the opportunity to benefit from any increase in the trading price of HNI common stock between the announcement and completion of the merger.

Benefits of a combined company.
•
Complementary product portfolio. The Kimball Board’s belief that, following the closing of the transaction, the business combination of Kimball and HNI will create a more efficient and resilient player in the furnishing industry, that the combined company will have a broader and highly complementary product portfolio that addresses post-pandemic trends, and that the combined company will be well-positioned to deliver value to all stakeholders.

•
Scale. The Kimball Board’s expectation that the increased scale of the combined company following the merger will, among other benefits, drive growth and profitability by providing material cost savings, reducing cash flow volatility, further diversifying the combined company’s business, allowing the combined company to realize efficiencies to boost profitability, and allowing the combined company to better utilize existing investments and capture greater returns therefrom, each of which are benefits that the Kimball Board believed would be difficult for either company to achieve on its own.

•
Industry and macroeconomic trends. The current and prospective competitive climate in the furnishings industry in which HNI and Kimball both operate, as well as the Kimball Board’s belief that the combined company will have an improved value creation potential.

•
Synergies. The Kimball Board’s expectation that the merger will result in Kimball shareholders being able to participate in approximately $25 million of estimated annual run-rate cost synergies expected within 3 years of the completion of the merger resulting from, among other things, supply chain optimization, procurement and logistics benefits, optimization of the combined company’s manufacturing capacity, improved efficiency, and the reduction of duplicative corporate costs.

•
Strong pro forma balance sheet. The expectation that, following the merger, HNI will have a strong financial and credit profile and the fact that the combined company will have a more diverse asset base.

•
Improved cost of capital. The Kimball Board’s expectation that the size of the combined company will lead to a lower cost of capital and that the combined company will have a greater ability to fund major projects and sustain and maximize returns to shareholders over time than Kimball currently has on a standalone basis.

•
Shared values. HNI and Kimball share core values of commitment to design, innovation, operational excellence, sustainability and social good, and the combined workforce is expected to continue to increase efficiency and deliver shareholder value.

•
Employee opportunities and retention. The Kimball Board’s belief that the merger will present increased career and growth opportunities for Kimball associates which will help attract and retain talent and mitigate risks relating to attrition of employees, enabling the combined company to deliver shareholder value.

•
Superior alternative to other transactions potentially available to Kimball. Following consultation with Kimball’s management and financial advisors regarding the synergies and value creation opportunities presented by the merger, the Kimball Board believes it is unlikely an alternative strategic counterparty would be willing to engage in a transaction that would provide Kimball shareholders with greater value than is being provided in connection with the merger.

•
Superior alternative to continuation of standalone Kimball. The Kimball Board considered Kimball’s business, prospects and other strategic opportunities and the risks of remaining as a standalone public company. Based on these considerations, the Kimball Board believes the value offered to Kimball’s shareholders pursuant to the merger agreement will be more favorable to Kimball’s shareholders than the potential value that might reasonably be expected to result from remaining an independent public company.

•
Receipt of fairness opinion and presentation from J.P. Morgan Securities. On March 7, 2023, the oral opinion of J.P. Morgan was rendered to the Kimball Board, which was confirmed by delivery of a written opinion, dated March 7, 2023, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the merger consideration to be paid to the holders of Kimball common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described in “—Opinion of Kimball’s Financial Advisor”

beginning on page 54 of this proxy statement/prospectus; as of such date and based on and subject to the limitations, qualifications and assumptions and other matters described in such written opinion, the fairness, from a financial point of view, of the consideration to be received by the holders of eligible shares in the merger pursuant to the merger agreement, to such holders.
•
Opportunity to receive alternative acquisition proposals. The Kimball Board considered the terms of the merger agreement related to the Kimball Board’s ability to respond to unsolicited acquisition proposals and determined that third parties would be unlikely to be unduly deterred from making a competing proposal by the provisions of the merger agreement, including because the Kimball Board may, under certain circumstances, furnish information or enter into discussions in connection with a competing proposal. In this regard, the Kimball Board considered that:

○
subject to its compliance with the merger agreement, the Kimball Board can change its recommendation to Kimball shareholders with respect to the adoption of the merger agreement, and/or terminate the merger agreement, prior to the adoption of the merger agreement by Kimball shareholders if the Kimball Board determines in good faith (after consultation with its financial advisors and outside legal advisors and negotiating with HNI to the extent HNI desires to do so) that, with respect to a superior proposal or an intervening event, the failure to take such action would be inconsistent with the Kimball Board’s fiduciary duties; and

○
while the merger agreement contains a termination fee of $15,768,265, representing approximately 3.25% of Kimball’s implied deal equity value at signing based on the merger consideration, that Kimball would be required to pay to HNI in certain circumstances, including if HNI terminates the merger agreement in connection with a change in the Kimball Board’s recommendation to Kimball’s shareholders with respect to adoption of the merger agreement or if Kimball terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal, the Kimball Board believed that this fee is reasonable in light of the circumstances and the overall terms of the merger agreement, consistent with fees and provisions in comparable transactions and not preclusive of other offers.

•
Likelihood of completion and terms of the merger agreement. The Kimball Board considered the likelihood of completion of the merger to be significant, in light of, among other things, the belief that, in consultation with Kimball’s legal advisors, the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties, covenants (including the restrictions on HNI’s ability to issue additional shares of HNI common stock, and the level of the commitment by HNI to obtain applicable regulatory approvals) and conditions to closing and the circumstances under which the merger agreement may be terminated, are reasonable. Moreover, the Kimball Board considered the receipt of an executed commitment letter from HNI’s sources of debt financing for the merger for an aggregate amount sufficient to cover the cash portion of the merger consideration, the terms and conditions of the commitment, and the absence of a financing condition in the merger agreement, which the Kimball Board believes increases the likelihood of the merger being completed. Further, the Kimball Board considered the relative ease of integrating Kimball and HNI given the complementarity of the two businesses which the Kimball Board believed further increased the likelihood of successful completion of the merger.

•
HNI termination fee payment. The Kimball Board considered the requirement that HNI pay Kimball the HNI termination fee payment of $24,258,870, representing approximately 5% of Kimball’s implied deal equity value at signing based on the merger consideration, if the merger agreement is terminated (i) as a result of a breach of HNI’s representations, warranties, covenants or agreements which results in an inability by Kimball to obtain approval of the merger by Kimball’s shareholders or an inability by the parties to obtain certain antitrust regulatory approvals required by the merger agreement or (ii) by HNI after 5:00 p.m. Eastern Time on September 7, 2023, when the circumstances in the foregoing clause (i) exist.

The Kimball Board also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):
•
Transacting during a downturn in the furniture industry. The Kimball Board considered that the merger with HNI will occur at a time when the stock prices of home and office furnishing companies, including Kimball, are depressed compared to recent historic prices.

•
Continuing influence. The Kimball Board considered that members of Kimball senior management may not have sufficient influence at or be employed by the combined company to create value or that the methods they used to achieve success at Kimball cannot successfully be applied to create value for the combined company’s larger portfolio. The Kimball Board also considered that no members of the Kimball Board will serve on the board of the combined company.

•
Possible failure to achieve synergies. The Kimball Board considered the potential challenges and difficulties in integrating the operations of Kimball and HNI and the risk that anticipated cost savings and operational efficiencies between the two companies, or other anticipated benefits of the merger might not be realized or might take longer to realize than expected.

•
Integration risks. The Kimball Board considered the risks and challenges inherent in the combination of two businesses of the size, scope and complexity of Kimball and HNI, including the potential for unforeseen difficulties in integrating operations, systems and employees and the potential impact of such difficulties on employees and relationships with existing and prospective customers, distribution partners, suppliers and other third parties.

•
Fixed exchange ratio. The Kimball Board considered that, because a portion of the merger consideration is based on a fixed exchange ratio rather than a fixed value, Kimball shareholders bear the risk of a decrease in the trading price of HNI common stock during the pendency of the merger. The Kimball Board also considered the fact that the merger agreement does not provide Kimball with a collar or a value-based termination right.

•
Cash consideration. The Kimball Board considered that a portion of the merger consideration being paid in cash would prevent Kimball shareholders from realizing the benefit of any increase in the trading price of HNI common stock during the pendency of the merger.

•	Tax considerations. The Kimball Board considered that receipt of the merger consideration will be a taxable transaction for Kimball shareholders for U.S. federal income tax purposes.
•
Risks associated with the pendency of the merger. The Kimball Board considered the risks and contingencies relating to the announcement and pendency of the merger (including the likelihood of litigation or other opposition brought by or on behalf of Kimball shareholders or HNI shareholders challenging the merger and the other transactions contemplated by the merger agreement) and the risks and costs to Kimball if the completion of the merger is not accomplished in a timely manner or if the merger does not close at all, including potential employee attrition, the impact on Kimball’s relationships with third parties and the effect termination of the merger agreement may have on the trading price of Kimball common stock and Kimball’s operating results. The Kimball Board also considered the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger, which may delay or prevent Kimball from pursuing business opportunities that may arise or preclude actions that would be advisable if Kimball were to remain an independent company.

•
Interim operating covenants. The Kimball Board considered the restrictions on the conduct of Kimball’s and its subsidiaries’ businesses during the period between the execution of the merger agreement and the completion of the merger as set forth in the merger agreement.

•	HNI’s use of debt financing. The Kimball Board considered the increase in HNI’s indebtedness that is expected to result from the merger and the related financing transactions.

•
Absence of “market check” activities. The Kimball Board considered that Kimball decided not to engage in a competitive bid process, a “go-shop” or other broad solicitation of interest due to significant premium offered by HNI and the risks associated with seeking to engage in discussions with potential additional alternate transaction counterparties as described above under “—Background of the Merger.”

•
Shortfall of HNI termination fee. The Kimball Board also considered the risk that the $24,258,870 HNI termination fee that may be required to be paid to Kimball in the event the merger agreement is terminated under the circumstances specified above may not be sufficient to compensate Kimball for the harm it might suffer as a result of such termination.

•
Competing proposals; termination fees; expense reimbursement. The Kimball Board considered the possibility that a third party may be willing to enter into a strategic combination with Kimball on terms more favorable than the merger. In connection therewith, the Kimball Board considered the terms of the merger agreement relating to no shop covenants and termination fees, and the potential that such provisions might deter alternative bidders that might have been willing to submit a superior proposal to Kimball. The Kimball Board also considered that, under specified circumstances, Kimball may be required to make a payment to HNI in the event the merger agreement is terminated and the effect this could have on Kimball, including the possibility that the $15,768,265 termination fee could discourage other potential parties from making a competing offer; although the Kimball Board believed that the termination fee amount is reasonable and will not unduly deter any other party that might be interested in making a competing proposal.

•
Interests of Kimball directors and executive officers. The Kimball Board considered that Kimball’s directors and executive officers may have interests in the merger that may be different from, or in addition to, those of Kimball shareholders. For more information about such interests, see below under the heading “—Interests of Directors and Executive Officers of Kimball in the Merger.”

•	Merger costs. The Kimball Board considered the costs associated with the completion of the merger, including management’s time and energy and potential opportunity cost.
•
Regulatory approval. The Kimball Board considered that the merger and the related transactions require regulatory approval to complete such transactions and the risk that the applicable governmental entities may seek to impose unfavorable terms or conditions, or otherwise fail to grant, such approval.

•	Other risks. The Kimball Board considered risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”
The Kimball Board believes that, overall, the potential benefits of the merger to Kimball shareholders outweigh the risks and uncertainties of the merger.
The foregoing discussion of factors considered by the Kimball Board in reaching its conclusions and recommendation includes the principal factors considered by the Kimball Board, but is not intended to be exhaustive and may not include all of the factors considered by the Kimball Board, but includes the material factors considered by the Kimball Board. In light of the variety of factors considered in connection with its evaluation of the merger, the Kimball Board did not find it practicable to, and did not, quantify or otherwise assign relative or specific weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Kimball Board viewed its decisions as being based on the totality of the factors and information it considered. Moreover, each member of the Kimball Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Kimball Board based its recommendation on the totality of the information presented.
Financing of the Transaction and Treatment of Existing Debt
HNI intends to finance the merger with a combination of cash on hand and debt financing, which could include Revolving Loans and Term Loans.
On March 7, 2023, in connection with the merger agreement, HNI entered into a commitment letter with the Debt Commitment Parties, pursuant to which, subject to the terms and conditions set forth therein, the Debt Commitment Parties committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of up to $440.0 million (the “Bridge Facility”). The funding of the Bridge Facility provided for in the commitment letter is subject to the satisfaction of customary conditions, including the consummation of the merger in accordance with the merger agreement and the execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the commitment letter.
On March 14, 2023, HNI entered into a First Amendment to Fourth Amended and Restated Credit Agreement (the “First Amendment”), which amends the Fourth Amended and Restated Credit Agreement (the “Revolving Credit Agreement”) among HNI, as borrower, certain domestic subsidiaries of HNI, as guarantors, certain lenders and Wells Fargo Bank, National Association, as administrative agent. The First Amendment amends the Revolving Credit Agreement to, among other things, make $160.0 million of the commitments under the Revolving Credit Agreement (the “Revolving Facility,” and the loans thereunder, the “Revolving Loans”) available for, subject to the satisfaction of certain limited conditions (including the consummation of the merger in accordance with the merger agreement), the consummation of the merger.
On March 31, 2023, HNI entered into a Term Loan Credit Agreement (the “Term Loan Credit Agreement”), by and among HNI, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent. The Term Loan Credit Agreement provides for an unsecured delayed draw term loan facility in the aggregate principal amount of $280.0 million (the “Term Loan Facility,” and the loans thereunder, the “Term Loans”). Subject to the satisfaction of certain limited conditions (including the consummation of the merger in accordance with the merger agreement), the loans under the Term Loan Credit Agreement may be borrowed and the proceeds used by HNI solely for the consummation of the merger.
The commitments under the Bridge Facility were replaced by the Revolving Facility and the Term Loan Facility.
In connection with the merger, HNI currently expects to terminate Kimball’s existing credit facility with JPMorgan Chase Bank, National Association and the related interest rate swap arrangements.
Opinion of Kimball’s Financial Advisor
Pursuant to an engagement letter dated November 28, 2022, Kimball retained J.P. Morgan as its financial advisor in connection with the merger.
At the meeting of the Kimball Board on March 7, 2023, J.P. Morgan rendered its oral opinion to the Kimball Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the merger consideration to be paid to the holders of Kimball common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its March 7, 2023 oral opinion by delivering its written opinion to the Kimball Board, dated March 7, 2023, that, as of such date, the merger consideration to be paid to the holders of Kimball common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.
The full text of the written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Kimball’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Kimball Board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the merger consideration to be paid to the holders of Kimball common stock in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Kimball or as to the underlying decision by Kimball to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of Kimball as to how such shareholder should vote with respect to the merger proposal or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
•	reviewed drafts of the merger agreement;
•	reviewed certain publicly available business and financial information concerning Kimball and HNI and the industries in which they operate;

•
compared the financial and operating performance of Kimball and HNI with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Kimball common stock and HNI common stock and certain publicly traded securities of such other companies;

•
reviewed certain internal financial analyses and forecasts prepared by the management of Kimball relating to its business and HNI’s business, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.
In addition, J.P. Morgan held discussions with certain members of the management of Kimball and HNI with respect to certain aspects of the merger, and the past and current business operations of Kimball and HNI, the financial condition and future prospects and operations of Kimball and HNI, the effects of the merger on the financial condition and future prospects of Kimball and HNI, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Kimball and HNI or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with Kimball, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Kimball or HNI under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Kimball’s management as to the expected future results of operations and financial condition of Kimball and HNI to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Kimball, and will be consummated as described in the merger agreement. J.P. Morgan also assumed that the representations and warranties made by Kimball, Merger Sub and HNI in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Kimball with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Kimball or HNI or on the contemplated benefits of the merger.
The projections furnished to J.P. Morgan were prepared by Kimball’s management, as discussed more fully under “—Kimball Unaudited Prospective Financial Information” beginning on page 60 of this proxy statement/prospectus. Kimball does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Kimball’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please see “—Kimball Unaudited Prospective Financial Information” beginning on page 60 of this proxy statement/prospectus.
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of Kimball common stock in the merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Kimball or as to the underlying decision by Kimball to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the merger consideration to be paid to the holders of Kimball common stock in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Kimball common stock or HNI common stock will trade at any future time.
The terms of the merger agreement, including the merger consideration to be paid to the holders of Kimball common stock, were determined through arm’s length negotiations between Kimball and HNI, and the decision to enter into the merger agreement was solely that of the Kimball Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Kimball Board in its evaluation of the merger and should not be viewed as determinative of the views of the Kimball Board or Kimball’s management with respect to the merger or the merger consideration.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Kimball Board, and in the financial analysis presented to the Kimball Board in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Kimball Board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Public Trading Multiples
Using publicly available information, J.P. Morgan compared selected financial data of Kimball with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to those engaged in by Kimball. The companies selected by J.P. Morgan were as follows:
•	MillerKnoll, Inc.
•	Steelcase Inc.
•	HNI
These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, may be considered similar or adjacent to those of Kimball. However, certain of these companies may have characteristics that are materially different from those of Kimball. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Kimball.
Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (“FV”) to the consensus equity research analyst estimates for the company’s adjusted earnings before interest, taxes, depreciation and amortization post-stock based compensation (“Adj. EBITDA”) for the year ending December 31, 2023 (the “FV/2023E Adj. EBITDA”).
Based on the results of this analysis, J.P. Morgan selected a reference range of 5.5x – 8.0x for FV/2023E Adj. EBITDA for Kimball. After applying such range to the projected Adjusted EBITDA for Kimball for the twelve-month period ending December 31, 2023 as set forth in “—Kimball Unaudited Prospective Financial Information” beginning on page 60 of this proxy statement/prospectus) for Kimball, the analysis indicated the following range of implied per share equity value (rounded to the nearest $0.10) for Kimball common stock:
	Implied Per Share Equity Value
	Low	High
Kimball FV/2023E Adj. EBITDA	$6.70	$10.40
The range of implied per share equity values for Kimball common stock was compared to (i) the closing share price of Kimball common stock of $6.74 on March 6, 2023, the trading day immediately preceding the date on which J.P. Morgan rendered its oral opinion, and (ii) the value of the merger consideration of $12.91 per share of Kimball common stock (as of March 6, 2023).

Discounted Cash Flow Analysis
J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for Kimball common stock and HNI common stock. J.P. Morgan utilized the unlevered free cash flows that Kimball is expected to generate during the period ranging from March 31, 2023 through June 30, 2032 (as set forth in the Kimball Management Projections for Kimball described in the section entitled “Kimball Unaudited Prospective Financial Information,” which were prepared by Kimball’s management and discussed with the Kimball Board and subsequently approved for use by J.P. Morgan in connection with its financial analyses). J.P. Morgan also utilized the unlevered free cash flows that HNI is expected to generate during the period ranging from March 31, 2023 through December 31, 2029 (as set forth in the Kimball Management Projections for HNI described in the section entitled “Kimball Unaudited Prospective Financial Information,” which were prepared by Kimball’s management and discussed with the Kimball Board and subsequently approved for use by J.P. Morgan in connection with its financial analyses). J.P. Morgan calculated a range of terminal values for Kimball and HNI at the end of this period by applying perpetual growth rates ranging from 1.0% to 2.0%, based on guidance provided by Kimball’s management, to estimates of the unlevered terminal free cash flows for each of Kimball and HNI at the end of fiscal-year 2032 and 2029, respectively, as derived from the financial forecasts. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of March 31, 2023 using discount rates ranging from 9.25% to 10.75% for both Kimball and HNI, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of both Kimball and HNI. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting the projected net debt for each of Kimball and HNI as of March 31, 2023, as provided by Kimball’s management.
Based on the foregoing, this analysis indicated the following ranges of implied per share equity value (rounded to the nearest $0.10 for Kimball) for Kimball common stock and HNI common stock:
	Implied Per Share Equity Value
	Low	High
Kimball Discounted Cash Flow	$9.30	$12.20
HNI Discounted Cash Flow	$37.75	$49.48
The range of implied per share equity values for Kimball common stock was compared to (i) the closing share price of Kimball common stock of $6.74 on March 6, 2023, the trading day immediately preceding the date on which J.P. Morgan rendered its oral opinion, and (ii) the value of the merger consideration of $12.91 per share of Kimball common stock (as of March 6, 2023).
Value Creation Analysis
J.P. Morgan conducted an analysis of the theoretical value creation to the existing holders of Kimball common stock that compared the estimated implied equity value of Kimball common stock and HNI common stock on a standalone basis, based on the midpoint values for each of Kimball and HNI determined in J.P. Morgan’s discounted cash flow analyses described above, to the estimated implied equity value of the ownership in the combined company of former holders of Kimball common stock, pro forma for the merger. J.P. Morgan calculated the pro forma implied equity value of Kimball common stock by (1) adding the sum of (a) the implied equity value of Kimball on a stand-alone basis of approximately $388 million, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of Kimball described above, (b) the implied equity value of HNI on a stand-alone basis of approximately $1,819 million, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of HNI described above, and (c) the estimated value of the Synergies (net of costs to achieve the Synergies), as reflected in estimates Kimball’s management provided to J.P. Morgan for use in connection with its analysis, discounted to present value as of March 31, 2023 using a discount rate of 10.0%, in the aggregate amount of approximately $279 million, (2) subtracting (a) the cash consideration to be paid to the holders of Kimball common stock in connection with the merger, in the aggregate amount of approximately $338 million, and (b) estimated transaction expenses, in an aggregate amount of approximately $25 million, as estimated by the management of Kimball and (3) multiplying such result by the pro forma equity ownership of the combined company by the existing holders of Kimball common stock of approximately 10.4%. This analysis indicated that the merger implied equity value of the HNI common stock received by the holders of Kimball common stock of approximately $220 million, which, when combined with the cash consideration paid to the holders of Kimball common stock, represents value creation of approximately

$170 million, or 44%, compared to the estimated standalone equity value of Kimball common stock. There can be no assurance, however, that the Synergies, transaction-related expenses and other impacts referred to above will not be substantially greater or less than those estimated by Kimball’s management and described above.
Miscellaneous
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Kimball. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary are identical to Kimball. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Kimball. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Kimball and the transactions compared to the merger.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Kimball with respect to the merger and deliver an opinion to the Kimball Board with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Kimball and the industries in which it operates.
For financial advisory services rendered in connection with the merger, Kimball has agreed to pay J.P. Morgan an estimated fee of approximately $13 million, $3 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion, and the remainder of which is contingent and payable upon the consummation of the merger. In addition, Kimball has agreed to reimburse J.P. Morgan for its reasonable costs and expenses incurred in connection with its services, including the reasonable fees and expenses of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.
During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with HNI. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Kimball, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as sole lead arranger and sole bookrunner on a credit facility in December 2022. During the two-year period preceding the date of J.P. Morgan’s opinion, the aggregate fees recognized by J.P. Morgan from Kimball were approximately $0.5 million. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Kimball and HNI. In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Kimball or HNI for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

HNI Unaudited Prospective Financial Information
HNI does not, as a matter of course, publicly disclose projections as to future performance or earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. In connection with its ordinary course corporate planning, HNI’s senior management prepared certain unaudited financial projections. HNI also provided such projections to J.P. Morgan and Kimball in connection with the merger. The portions of these financial projections set forth below are included in this proxy statement/prospectus only because this information was provided to Kimball, the Kimball Board and J.P. Morgan for use in connection with its financial analyses (see the sections described above in this proxy statement/prospectus titled “The Merger—Opinion of Kimball’s Financial Advisor”), and are not intended to influence your decision whether to vote in favor of the merger proposal or any other proposal at the special meeting, or your view on the value of HNI or its securities. You should note that these financial projections constitute forward-looking statements and actual results may differ materially and adversely from those projected. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 29.
While presented with numeric specificity, the financial projections are based on a variety of estimates and assumptions of HNI’s senior management regarding HNI’s business, industry performance, general business, economic, market and financial conditions, and other matters, all of which are difficult to predict and many of which are beyond HNI’s control. In particular, these forward-looking statements were prepared based on numerous assumptions that may now be outdated. It is highly likely that the contribution of Kimball’s business to HNI’s consolidated results will be materially different from HNI’s performance on a stand-alone basis without the contribution of Kimball’s business. Accordingly, there can be no assurance that the projections, or the assumptions underlying the projections, will be realized. Neither HNI nor any of its affiliates, advisors or other representatives has made or makes any representations regarding the ultimate performance of HNI compared to the information contained in the projections. The inclusion of the financial projections contained herein should not be deemed an admission or representation by HNI, its affiliates or its advisors or any other person that it is viewed as material information of HNI, particularly in light of the inherent risks and uncertainties associated with such projections.
The financial projections have been prepared by, and are the responsibility of, HNI’s senior management. The financial projections were not prepared by HNI with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. Neither HNI’s independent registered public accounting firm, Kimball’s independent registered public accounting firm nor any other independent accountants have audited, reviewed, compiled, examined or applied any agreed-upon procedures with respect to these financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to HNI contained in the Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of HNI, and such report does not extend to the projections included below and should not be read to do so. The report of the independent registered public accounting firm to Kimball contained in the Annual Report on Form 10-K for the year ended June 30, 2022, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of Kimball, and such report does not extend to the projections included below and should not be read to do so.
Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. HNI can give no assurance that, had the projections been prepared as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used.
Except as required by applicable securities laws, HNI does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the financial projections prepared by HNI senior management to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to reflect changes in general economic or industry conditions. The financial projections do not take into account all the possible financial and other effects on HNI of the merger, the effect on HNI of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the projections do not take into account the effect on HNI of any possible failure of the merger to occur.

In light of the foregoing, and considering that the special meeting will be held several months after the financial projections were prepared, as well as the uncertainties inherent in any projections, Kimball shareholders are cautioned not to place undue reliance on such information, and all Kimball shareholders should review HNI’s most recent SEC filings for a description of HNI’s reported financial results. See “Where You Can Find More Information” beginning on page 148.
HNI Projections
(in millions)
	2023E	2024E	2025E
Total Revenue	$2,139	$2,269	$2,427
Adj. EBITDA(1)	$185	$227	$267
Unlevered Free Cash Flow(2)	$135	$138	$159
(1)
Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain other items not related to HNI’s normal operations. Adjusted EBITDA is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(2)
Unlevered Free Cash Flow is defined as net cash provided by operating activities, less capital expenditures and capitalized software, plus after-tax interest expense. Unlevered Free Cash Flow is a non-GAAP financial measure as it adjusts amounts included in net cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP.

Kimball Unaudited Prospective Financial Information
Kimball does not, as a matter of course, make long-term projections as to future performance available to the public other than generally providing, on a quarterly basis, estimated ranges of certain expected financial results and operational metrics for the current or impending fiscal year in its regular earnings press releases and other investor materials. Kimball avoids making public projections for extended periods due to, among other things, the unpredictability of the underlying assumptions and estimates.
In connection with a possible transaction, the Kimball forecasts were provided by Kimball management to the Kimball Board, HNI, and Kimball’s and HNI’s respective financial advisors. The Kimball forecasts were provided by Kimball management to the Kimball Board and HNI in connection with their evaluation of the transactions and also were provided to Kimball’s financial advisor, J.P. Morgan Securities, in connection with its analysis and opinion described in the section “The Merger— Opinion of Kimball’s Financial Advisor”.
The Kimball forecasts were prepared by Kimball management and are based on numerous estimates and assumptions, including assumptions regarding industry growth, strategic initiatives, foreign exchange rates, inflation and other macro-economic factors. The Kimball forecasts were based on information and market factors known to Kimball management as of the date of such forecasts. The Kimball forecasts (other than the pro forma forecasts) were developed on a standalone basis without giving effect to the transactions, and therefore do not give effect to the merger or any changes to the operations or strategy of the combined company that may be implemented after the effective time of the merger if the merger is completed, including potential cost synergies to be realized as a result of the merger or any costs incurred in connection with the merger. Furthermore, the Kimball forecasts do not take into account the effect of any failure of the merger to be completed and should not be viewed as accurate or continuing in that context.
The Kimball forecasts were not prepared for public disclosure. The inclusion of the Kimball forecasts in this proxy statement/prospectus does not constitute an admission or representation by Kimball or HNI that the information is material, particularly in light of the inherent risks and uncertainties associated with such forecasted financial information. You should note that the Kimball forecasts constitute forward-looking statements. The Kimball forecasts reflect numerous estimates and assumptions made by the management of Kimball, taking into account information available at the time such information was prepared. The estimates and assumptions underlying the Kimball forecasts involve judgments with respect to, among other things, economic, competitive, financial, market and industry conditions and future business decisions and contingencies that may not be realized and that are inherently subject to significant business, economic, competitive, financial, market and industry uncertainties and risks, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Kimball and HNI operate and the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus and in the reports that Kimball and HNI file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Kimball and HNI and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions, expected contingencies or estimated results will be realized, and actual results could differ materially from those reflected in the Kimball forecasts, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the managements of Kimball or HNI could or might have taken during these time periods. The Kimball forecasts are not fact and should not be relied upon as being necessarily indicative of actual future results.
The financial projections have been prepared by, and are the responsibility of, Kimball’s senior management. The financial projections were not prepared by Kimball with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. Neither Kimball’s independent registered public accounting firm, HNI’s independent registered public accounting firm nor any other independent accountants have audited, reviewed, compiled, examined or applied any agreed-upon procedures with respect to these financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Kimball contained in the Annual Report on Form 10-K for the year ended June 30, 2022, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of Kimball, and such report does not extend to the projections included below and should not be read to do so. The report of the independent registered public accounting firm to HNI contained in the Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of HNI, and such report does not extend to the projections included below and should not be read to do so.
No assurances can be given that if the Kimball forecasts and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus, similar variables, expectations or assumptions would be used and similar forecasted financial information would be prepared. In addition, the Kimball forecasts may not reflect the manner in which the combined company would operate after the merger. Neither Kimball nor HNI has updated the Kimball forecasts included in this proxy statement/prospectus, and neither Kimball nor HNI undertakes any obligation to update or otherwise revise the Kimball forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated circumstances or events, even in the event that any or all of the underlying variables, expectations, assumptions or information are shown to be inappropriate, or to reflect changes in economic, competitive, financial, market or industry conditions.
The summary of the Kimball forecasts is included in this proxy statement/prospectus to give Kimball shareholders access to non-public information that was provided to the Kimball Board, HNI and Kimball’s and HNI’s respective financial advisors in connection with evaluating the transactions contemplated by the merger agreement, including the merger. It is not being included in this proxy statement/prospectus in order to influence any Kimball shareholder as to whether or how such shareholder should vote or act with respect to any of the proposals to be presented at the special meeting or any other matter.
Kimball uses certain financial measures in the Kimball forecasts that are not in accordance with GAAP as supplemental measures to evaluate operational performance. While Kimball believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Kimball’s competitors and may not be directly comparable to similarly titled measures of Kimball’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in forecasts (including the Kimball forecasts) provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Kimball forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Kimball Board, HNI, or Kimball’s or HNI’s respective financial advisors in connection with the transactions. Accordingly, no reconciliation of the financial measures included in the Kimball forecasts is provided in this proxy statement/prospectus.

Kimball Management Projections for Kimball
The following table presents a summary of the Kimball projections prepared by Kimball’s management for the fiscal years ending June 30, 2023 through June 30, 2032. Projections for the fiscal years ending June 30, 2023 through June 30, 2027 were approved by the Kimball Board which Kimball’s management further extrapolated the fiscal years ending June 30, 2028 through June 30, 2032 for purposes of valuation analysis (amounts may reflect rounding):
	Fiscal Year
(in millions)	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Net sales	$732.8	$810.7	$868.4	$918.0	$958.3	$994.8	$1,027.0	$1,054.3	$1,076.2	$1,092.3
Adjusted EBITDA(i)	$50.8	$70.0	$91.2	$104.6	$118.1	$114.0	$108.8	$102.6	$95.4	$87.4
(i)
Adjusted EBITDA is defined as adjusted earnings before interest, taxes, depreciation and amortization, post-stock based compensation and excluding restructuring expenses and other significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure.

As part of its due diligence review, HNI was provided the above projections for the fiscal years ending June 30, 2023 through June 30, 2027.
The following table sets forth the estimated amounts of unlevered free cash flow that Kimball is expected to generate during the period ranging from March 31, 2023 through June 30, 2032, as prepared by Kimball’s management and discussed with the Kimball Board and subsequently approved for use by J.P. Morgan in connection with its financial analyses described in the section entitled “The Merger—Opinion of J.P. Morgan, Kimball’s Financial Advisor” (amounts may reflect rounding):
	Fiscal Year
(in millions)	Q4 2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Unlevered Free Cash Flow(ii)	$0.1	$31.4	$31.9	$40.3	$49.0	$48.3	$46.8	$44.4	$41.1	$36.8
(ii)	Unlevered Free Cash Flow is defined as Adjusted EBITDA less taxes, increases in net working capital and capital expenditures, and is a non-GAAP financial measure.
Kimball Management Projections for HNI
The following table presents a summary of the HNI projections prepared by Kimball’s management for the fiscal years ending December 31, 2023 through December 31, 2029. Projections for the fiscal years ending December 31, 2023 through December 31, 2025 were based on certain information in the HNI forecasts and approved by the Kimball Board which Kimball’s management further extrapolated the fiscal years ending December 31, 2026 through December 31, 2029 for purposes of valuation analysis (amounts may reflect rounding):
	Fiscal Year
(in millions)	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Net sales	$2,138.9	$2,268.9	$2,426.8	$2,564.5	$2,675.4	$2,753.6	$2,794.9
Adjusted EBITDA(i)	$185.0	$227.0	$253.9	$261.9	$266.0	$265.5	$260.2
(i)
Adjusted EBITDA is defined as adjusted earnings before interest, taxes, depreciation and amortization, post-stock based compensation and excluding restructuring expenses and other significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure.

The following table sets forth the estimated amounts of unlevered free cash flow that Kimball expects HNI to generate during the period ranging from March 31, 2023 through December 31, 2029, as prepared by Kimball’s management and discussed with the Kimball Board and subsequently approved for use by J.P. Morgan in connection with its financial analyses described in the section entitled “The Merger—Opinion of J.P. Morgan, Kimball’s Financial Advisor” (amounts may reflect rounding):
	Fiscal Year
(in millions)	Q2-Q4 2023E	2024E	2025E	2026E	2027E	2028E	2029E
Unlevered Free Cash Flow(ii)	$101.3	$138.0	$149.3	$172.1	$178.1	$181.9	$183.1
(ii)	Unlevered Free Cash Flow is defined as Adjusted EBITDA less taxes, increases in net working capital and capital expenditures, and is a non-GAAP financial measure.

Interests of Directors and Executive Officers of Kimball in the Merger
The directors and executive officers of Kimball have certain interests in the merger that may be different from, or in addition to, the interests of shareholders of Kimball generally. The members of the Kimball Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the shareholders of Kimball adopt the merger agreement. Kimball’s shareholders should take these interests into account in deciding whether to vote “FOR” the Kimball merger proposal. These interests are described in more detail below, and certain of them are quantified within the narrative disclosure and in the section entitled “—Quantification of Potential Payments and Benefits to Kimball’s Named Executive Officers in Connection with the Merger” below. The merger will constitute a “change in control” for purposes of the compensation arrangements described below. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes.
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•
the relevant price per share of Kimball common stock is $12.34, which is the average closing price per share of Kimball common stock as reported on the Nasdaq over the first five business days following the first public announcement of the merger on March 8, 2023;

•	the merger occurs on June 1, 2023 which is the assumed completion date of the merger solely for purposes of the disclosure in this section; and
•
unless otherwise noted, each executive officer of Kimball experiences a qualifying termination as defined in the merger agreement or the relevant Kimball plans and agreements, as applicable, on the assumed merger completion date of June 1, 2023 and immediately following the completion of the merger; and

•
as noted below, for the purposes of this section, the “Named Executive Officers” are Kristine Juster, Timothy Wolfe, Kourtney Smith and Mark W. Johnson (which excludes certain former executive officers who will not receive any compensation or benefits in connection with the merger).

As a result of these assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Kimball’s executive officers may differ materially from the amounts set forth in this section. For purposes of the discussion in this section, “single trigger” refers to benefits that arise solely as a result of the completion of the merger and “double trigger” refers to benefits that require two conditions, which are the completion of the merger and a qualifying termination of employment on or following the completion of the merger.
Treatment of Kimball Equity Awards
Kimball has granted awards to its executive officers under its 2017 Stock Incentive Plan consisting of (i) Kimball Time-Based RSU Awards, (ii) Kimball RTSR Awards and (iii) Kimball EPS Awards. At the effective time of the merger, the awards will be treated as follows:
Kimball Time-Based Restricted Stock Units
At the effective time of the merger, each outstanding Kimball Time-Based RSU Award that is scheduled to vest after June 30, 2023 will cease to represent an award with respect to Kimball common stock and thereafter constitute a restricted stock unit award, on the same terms and conditions (including vesting and forfeiture but subject to accelerated vesting upon termination of employment without cause or for good reason), with respect to a number of shares of HNI common stock, determined by multiplying (i) each share of Kimball common stock subject to such Kimball Time-Based RSU Award by (ii) the sum of (A) 0.1301 (the “exchange ratio”) and (B) the quotient of the sum of $9.00 plus the dividend equivalents accrued thereon, divided by the HNI Share Price.
If the effective time of the merger occurs prior to June 30, 2023, the tranche of each Kimball Time-Based RSU Award that is scheduled to vest on June 30, 2023 will, at the effective time of the merger, vest and be cancelled and converted into the right to receive from HNI (within ten business days following the effective time of the merger), in respect of each share of Kimball common stock subject to such vesting tranche, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (i) $9.00 plus the dividend equivalents that have accrued thereon, and (ii) the HNI Share Price multiplied by the exchange ratio. If the effective time of the merger occurs on or after June 30, 2023, these Kimball Time-Based RSU Award tranches will vest by their terms.
Kimball RTSR Performance-Based Restricted Stock Units
At the effective time of the merger, with respect to each outstanding Kimball RTSR Award, the award will vest at a pro rata portion of the target amount based on the portion of the performance cycle then completed, and the full award will be cancelled and converted into the right to receive from HNI (within ten business days following the effective time of the merger) in respect of each share of Kimball common stock subject to the vested portion of the cancelled award, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (i) $9.00, plus (ii) the HNI Share Price multiplied by the exchange ratio.
Kimball EPS Performance-Based Restricted Stock Units
At the effective time of the merger, with respect to each Kimball EPS Award, the award will vest at the target amount and the full award will be cancelled and converted into the right to receive from HNI (within ten business days following the effective time of the merger) in respect of each share of Kimball common stock subject to the vested portion of the cancelled award, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (i) $9.00, plus (ii) the HNI Share Price multiplied by the exchange ratio.
Vesting of Equity for Executive Officers
See the section entitled “—Quantification of Potential Payments and Benefits to Kimball’s Named Executive Officers in Connection with the Merger” for the estimated value of unvested Kimball restricted stock unit awards held by Kimball’s named executive officers. Based on the assumptions described above, the estimated aggregated amount that would be realized by the five Kimball executive officers who are not Named Executive Officers in respect of their unvested Kimball restricted stock units subject to performance vesting on a “single trigger” basis is as follows: unvested Kimball Time-Based RSU Awards: $540,334; unvested Kimball RTSR Awards: $192,745 and unvested Kimball EPS Awards: $459,270.
Change in Control Agreements
Each executive officer is party to a Change in Control Agreement with Kimball pursuant to which the applicable executive officer is entitled to payments upon a termination of employment by Kimball without “Cause” or by the executive officer for “Good Reason” (as such are terms defined below and either such termination a “qualifying termination”) within the one-year period before, or the two-year period following a change in control. Upon such qualifying termination, the applicable executive officer is entitled to change in control severance benefits that consist of:
(a)
a lump sum cash payment equal to two times the sum of (i) the executive officer’s annual base salary at the highest rate in effect during the last three years of employment and (ii) greater of either (a) the average of the executive’s previous three annual bonus payments or (b) the executive’s target bonus for the fiscal year in which the last day of employment occurs;

(b)	the bonus payment due for the previous fiscal year, if not previously paid, and a pro rata portion of the target bonus for the fiscal year in which the termination occurs;
(c)
an amount for welfare and fringe benefit plan reimbursements equal to two times the product of (i) $50,000 and (ii) a fraction, the numerator of which is the Employment Cost Index, and the denominator of which is the Employment Cost Index for the first calendar quarter of 2015;

(d)	outplacement services up to a maximum of $25,000 during the first 12 months after separation from employment;
(e)	full vesting and payment of all benefit amounts under the nonqualified Supplemental Employee Retirement Plan (“SERP”) maintained by Kimball; and

(f)	vesting of all outstanding equity awards with Kimball RTSR Awards vesting on a pro rata basis and all other performance-based awards vesting at 100% of target.
The Change in Control Agreements also provide that in the event the executive’s employment continues after the effective date of a change in control, as an incentive for the executive officer to remain as an employee to assist with transition matters, the executive officer will be offered a retention bonus equal to 20% of the executive’s base salary in effect immediately before the change in control, payable three months after the change in control, and another 20% of the NEO’s base salary payable six months after the change in control (subject to the executive officer remaining in employment through, or experiencing a qualifying termination prior to, the applicable payment date). The merger is expected to constitute a change in control for purposes of the Change in Control Agreements.
Under the Change in Control Agreements, “Cause” means a determination, by at least three-quarters of the members of the Board that one of more of the following has occurred:
•
the executive’s willful and continued failure to perform substantially the duties of the position as those duties are recognized to include during the 90-day period immediately prior to the Change in Control (not including those duties or responsibilities that were changed due to a Change in Control) or the willful and continued failure to follow lawful instructions of a senior executive or the Board, if the failure continues for five days after the executive officer receives written notice identifying such failure;

•	the executive’s conviction of a felony or of another crime that reflects adversely on Kimball in its markets or business operations;
•	the executive’s engagement in fraudulent or dishonest conduct, gross misconduct that is injurious to Kimball, or any misconduct that involves moral turpitude;
•	the executive’s material breach of obligations under the executive’s employment agreement with Kimball;
•	the executive’s failure to uphold a fiduciary duty to Kimball or its shareholders; or
•	the executive’s engagement in activity as an employee of Kimball that constitutes gross negligence.
“Good Reason” means one or more of the following has occurred:
•
a material adverse change in the nature or scope of the executive’s responsibilities as those were recognized to include in the 90-day period immediately prior to a Change in Control, not including changes made in anticipation of said Change in Control;

•	a reduction in the executive officer’s base salary rate or reduction in incentive category;
•	a reduction of 5% or more in value of the aggregate benefits provided to the executive officer and his or her dependents under our employee benefit plans;
•	a significant diminution in the executive officer’s position, authority, duties or responsibilities;
•	a relocation of the executive officer’s principal site of employment to a location more than 50 miles from the principal site of employment;
•	a failure by Kimball to obtain an assumption agreement regarding the executive officer’s employment agreement with Kimball from any successor of Kimball; or
•	a material breach by Kimball of its obligations under the executive’s employment agreement (except for Ms. Juster and Ms. Smith) or Change in Control Agreement with Kimball.
The applicable executive officer is required to give written notice within 90 days of the occurrence of an event constituting “Good Reason” and Kimball will then have 30 days to remedy the occurrence. If Kimball fails to do so, the executive officer must resign no later than 12 months after the initial occurrence of the Good Reason event in order to receive a severance payout under the executive officer’s Change in Control Agreement.
Severance benefits are conditioned upon the executive officer’s signing and not revoking a release of claims. Each executive officer is also subject to the restrictive covenants contained in the executive officer’s employment agreement with Kimball. These covenants include a 12-month prohibition on (i) competing with Kimball, (ii) soliciting Kimball’s customers, (iii) soliciting or hiring Kimball’s employees, and (iv) disclosing the identities of customers.

If any payments to the executive officer are subject to the additional tax (or any interest or penalties incurred due to excise tax) imposed by Section 409A of the Code due to Kimball’s early payment of deferred compensation following a change in control, the executive officer will be entitled to reimbursement for the amount of the additional tax (plus interest and penalties). It is not anticipated that any reimbursements will be required to be paid pursuant to this provision.
The Change in Control Agreements do not provide for any gross-up with respect to any excise tax imposed by Section 4999 of the Code. In the event that any payment under the Change in Control Agreement would constitute a “parachute payment” within the meaning of Section 280G of the Code that results in an excise tax under Section 4999 of the Code or denial of deduction under Section 280G of the Code, compensation payments to the executive officer will be reduced by the minimal amount necessary such that no portion of the payments would be subject to such excise tax or denial of deduction.
See the section entitled “—Quantification of Potential Payments and Benefits to Kimball’s Named Executive Officers in Connection with the Merger” for the estimated value of severance payments to Kimball’s Named Executive Officers in the event of a qualifying termination under the Change in Control Agreements. Based on the assumptions described above, the estimated aggregate amount of cash severance, outplacement services, and the value of welfare and fringe benefit plan reimbursements that would be realized by the five Kimball executive officers who are not Named Executive Officers on a “double trigger” basis is $5,374,291. The estimated additional aggregate amount that would be realized by such executive officers upon a qualifying termination on or after the merger in respect of their unvested Kimball Time-Based RSU awards converted into HNI awards is $1,508,667. All amounts in the SERP accounts of these five executive officers is fully vested and thus, no SERP amounts are included in the calculation.
2023 Fiscal Year Annual Cash Bonuses
If the merger is completed prior to the date that annual bonuses are paid for the 2023 fiscal year under Kimball’s Executive Annual Cash Incentive Plan and, in the case of Mark W. Johnson, the Fiscal Year 2023 Executive Hospitality Transformation Bonus Plan and premium Hospitality bonus arrangement, all comprising his target incentive for Fiscal Year 2023, then HNI will pay the bonus amount based on Kimball’s performance compared against applicable budgets and targets currently in place for Kimball’s 2023 fiscal year (subject to adjustments by HNI to exclude the effects of the merger) to each executive officer (i) who is employed through the bonus payment date or (ii) whose employment is terminated without Cause (or who terminates for Good Reason) on or after June 30, 2023. For any executive officer whose employment is terminated without Cause prior to June 30, 2023, HNI will pay the 2023 fiscal year bonus based on Kimball’s performance compared against applicable budgets and targets, prorated for the period of employment during the 2023 fiscal year that the executive officer was employed by Kimball or HNI.
See the section entitled “—Quantification of Potential Payments and Benefits to Kimball’s Named Executive Officers in Connection with the Merger” for the estimated value of 2023 fiscal year bonus payments to Kimball’s Named Executive Officers. The bonus payments are considered “single trigger” because they would be made if the executive officer remains employed through the bonus payment date or upon a termination without Cause. Based on the assumptions described above under “—Certain Assumptions,” the estimated aggregate amount of 2023 fiscal year bonus payments that would be realized by the five Kimball executive officers who are not Named Executive Officers on a “single trigger” basis is $800,061.
Share Ownership
As described below under “—Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Kimball” and “The Merger Agreement—Merger Consideration—Conversion of Shares,” executive officers and non-employee directors of Kimball may beneficially own shares of Kimball common stock, which will be entitled to receive the merger consideration in respect of each share of Kimball common stock beneficially owned by them.
Indemnification and Insurance
The merger agreement provides that current and former officers and directors of Kimball and its subsidiaries will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies for at least six years following the effective time of the merger, as described more fully in the merger agreement.

Post-Closing Compensation Arrangements with HNI
Any executive officers who become officers or employees or who otherwise are retained to provide services to the combined company may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by the combined company. As of the date of this proxy statement/prospectus, no new individualized compensation arrangements between such persons and HNI have been established.
Quantification of Potential Payments and Benefits to Kimball’s Named Executive Officers in Connection with the Merger
The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each Named Executive Officer of Kimball that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and is subject to a non-binding advisory vote of the shareholders of Kimball.
The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above under “—Certain Assumptions” and in the footnotes to the table, and do not reflect certain compensation actions that may occur after the date hereof and before completion of the merger. The calculations in the table below do not include amounts the Kimball Named Executive Officers were already entitled to receive or vested in as of the date hereof. In addition, these amounts do not attempt to forecast any additional equity or cash award grants, issuances or forfeitures that may occur, or future dividend equivalents that may be accrued, prior to the closing of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a Named Executive Officer may materially differ from the amounts set forth below.
The tables below do not include amounts for Koorosh Sharghi, who resigned from employment on July 22, 2022, and Katherine S. Sigler, who retired effective March 31, 2022. Mr. Sharghi and Ms. Sigler were included as named executive officers of Kimball in Kimball’s most recently filed proxy statement, but they will not receive compensation or benefits in connection with the merger.
Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Pension/NQDC ($)(3)	Other ($)(4)	Total ($)
Kristine L. Juster	$3,981,539	$3,621,278	$20,322	$151,055	$7,774,194
Timothy J. Wolfe	$1,740,778	$974,241	$3,215	$151,055	$2,869,289
Kourtney L. Smith	$1,612,850	$1,022,824	$0	$151,055	$2,786,729
Mark W. Johnson	$2,329,056	$984,136	$830	$151,055	$3,465,077
(1)
Cash. Consists of the lump sum cash severance payments and the bonus for the 2023 fiscal year prorated for 11 months based on assumed performance at target. The cash lump sum severance payments are “double trigger” and become payable only upon a qualifying termination under the terms of the Change in Control Agreements during the one-year period prior to, or two-year period following, the completion of the merger (see the section entitled “—Change in Control Agreements”). The bonus payments for the 2023 fiscal year are considered “single trigger” because they would be made if the Named Executive Officer remains employed through the bonus payment date or upon a qualifying termination under the terms of the Change in Control Agreement and the merger agreement on or following the completion of the merger. The table does not include the pro rata portion of any bonuses that would be paid on a qualifying termination after the effective time of the merger. The estimated amount of each such payment is shown in the following table.

Named Executive Officer	Severance ($)	2023 Annual Bonus ($)	Total ($)
Kristine L. Juster	$3,200,000	$781,539	$3,981,539
Timothy J. Wolfe	$1,461,240	$279,538	$1,740,778
Kourtney L. Smith	$1,353,000	$259,850	$1,612,850
Mark W. Johnson	$1,832,900	$496,156	$2,329,056
(2)
Equity. Amounts shown reflect the estimated value received by the Kimball Named Executive Officers in respect of unvested Kimball Time-Based RSU Awards, unvested Kimball RTSR Awards and unvested Kimball EPS Awards (as more fully described under “—Treatment of Kimball Equity Awards”). The estimated value of each such benefit is shown in the following table (in the case of the Kimball EPS Awards, this estimated value assumes that the applicable performance goals are achieved at 100%). The value of the Kimball Time-Based RSU Awards for which vesting is accelerated, as well as the value of the awards converted to HNI awards for which vesting will accelerate upon a subsequent qualifying termination of employment, were estimated using the assumed $12.34 share price, which is the average closing price per share of Kimball common stock as reported on the Nasdaq over the first five business days following the first public announcement of the merger on March 8, 2023.
Named Executive Officer	Kimball Time- Based RSU Awards ($)	Kimball RTSR Awards ($)	Kimball EPS Awards ($)	Total ($)
Kristine L. Juster	$1,844,091	$768,626	$1,008,561	$3,621,278
Timothy J. Wolfe	$693,272	$110,208	$170,761	$974,241
Kourtney L. Smith	$759,682	$105,030	$158,112	$1,022,824
Mark W. Johnson	$721,818	$106,908	$155,410	$984,136
(3)	Pension / NQDC. Amounts shown reflect the value of the accelerated vesting of the unvested portion of each Named Executive Officer’s SERP account as of March 30, 2023.
(4)
Other. Amounts shown reflect the value of the welfare and fringe benefit plan reimbursements payable by Kimball to the Kimball Named Executive Officer and outplacement services in the amount of $25,000. Such benefits are “double trigger” and become payable only upon a qualifying termination under the terms of the Change in Control Agreements.

Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Kimball
Under the regulations of the SEC, persons who have power to vote or invest in or dispose of shares of Kimball common stock, either alone or jointly with others, are deemed to be beneficial holders of such shares. Set forth in the following table are the beneficial holdings, as of March 31, 2023, of Kimball’s common stock on the basis described above for: (i) each current director; (ii) each current named executive officer; and (iii) all current directors and executive officers as a group. The total number of shares of Kimball common stock beneficially owned by all executive officers and directors as a group is 927,698 shares (2.56% of the outstanding shares of common stock), as of the date noted above.
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Kristine L. Juster	191,455	(2)
Common Stock	Thomas J. Tischhauser	80,310	(2)
Common Stock	Patrick E. Connolly	63,480	(2)
Common Stock	Kimberly K. Ryan	59,985	(2)
Common Stock	Susan B. Frampton	53,187	(2)
Common Stock	Scott M. Settersten	23,312	(2)
Common Stock	Valerie R. Love	18,265	(2)
Common Stock	Timothy J. Wolfe	60,837	(2)
Common Stock	Mark W. Johnson(1)	35,386	(2)
Common Stock	Kourtney L. Smith	84,352	(2)
Common Stock	All current executive officers and directors as a group (15 persons)	927,698	2.56%
(1)
The entry for Mark W. Johnson includes 16,850 shares held by a foundation over which Mr. Johnson has shared voting and investment power. Mr. Johnson disclaims beneficial ownership as to such shares and as to all other shares over which he does not have full beneficial rights.

(2)	Shares account for less than 1% of the 36,407,670 shares of Kimball common stock outstanding as of March 31, 2023.

Beneficial Ownership of Shares
The information in the table below sets forth those persons (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) known by Kimball to be the beneficial owners of more than 5% of Kimball common stock as of March 31, 2023 (except as noted below).
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	BlackRock, Inc.(1)	3,585,651	9.8%
Common Stock	The Vanguard Group(2)	1,875,073	5.2%
Common Stock	Dimensional Fund Advisors LP(3)	1,821,143	5.0%
(1)
BlackRock, Inc. filed a Schedule 13G with the SEC on January 24, 2023, indicating that as of December 31, 2022, BlackRock, Inc. had sole voting power with respect to 3,376,988 shares and sole dispositive power with respect to 3,585,651 shares. BlackRock, Inc. has indicated that it is a parent holding company or control person. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(2)
The Vanguard Group filed a Schedule 13G/A with the SEC on February 9, 2023, indicating that as of December 30, 2022, The Vanguard Group had sole dispositive power with respect to 1,842,096, shared voting power with respect to 18,362 shares and shared dispositive power with respect to 32,977 shares. The Vanguard Group has indicated that it is an investment advisor. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355.

(3)
Dimensional Fund Advisors LP filed a Schedule 13G/A with the SEC on February 10, 2023, indicating that as of December 30, 2022, Dimensional Fund Advisors LP had sole voting power with respect to 1,772,410 shares and sole dispositive power with respect to 1,821,143 shares. Dimensional Fund Advisors LP has indicated that it is an investment adviser. The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, TX 78746.

Accounting Treatment of the Merger
In accordance with current accounting principles generally accepted in the United States, HNI will account for the merger using the acquisition method of accounting for business combinations. As a result, the recorded assets and liabilities of HNI will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported and the assets and liabilities of Kimball will be adjusted to their respective estimated fair values at the closing date of the merger. In addition, all identified intangible assets will be recorded at estimated fair value and included as part of the net assets acquired. Any excess of the purchase price, consisting of the number of shares of HNI common stock to be issued to former Kimball shareholders and holders of certain equity-based incentive awards, as applicable, at fair value, plus $9.00 per share of Kimball common stock in cash, over the fair value of the net assets acquired, including identified intangible assets of Kimball, on the closing date of the merger will be accounted for as goodwill. In accordance with current accounting guidance, goodwill and identified indefinite life intangible assets will not be amortized but will be evaluated for impairment annually. Identified finite life intangible assets will be amortized over their estimated lives. Further, the acquisition method of accounting will result in the operating results of Kimball being included in the operating results of HNI beginning from the closing date of the merger.
Regulatory Approvals Required for the Merger
HNI and Kimball are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the transaction other than those described below.
HNI and Kimball expect to complete the transaction by mid-2023. Although HNI and Kimball believe that they will receive the required consents or approvals described below to complete the transaction, neither can give any assurance as to the timing of these consents or approvals or as to HNI’s and Kimball’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary) or that such consents or approvals will be obtained on terms and subject to conditions satisfactory to HNI and Kimball. The receipt of the regulatory approvals (as described hereinafter) is a condition to the obligation of each of HNI and Kimball to complete the merger.
The merger is subject to the requirements of the HSR Act and the related rules and regulations, which provide that certain transactions may not be completed until notification and report forms have been furnished to the antitrust division of the DOJ and the FTC, and until certain waiting periods have been terminated or have expired. The HSR Act requires HNI and Kimball to observe a 30-calendar-day waiting period after the submission of their respective HSR filings before consummating their transaction, unless the waiting period is earlier terminated. If either agency issues a request for additional information or documentary material (a “second request”) prior to the expiration of the initial waiting period, the parties will observe a second 30-calendar-day waiting period, which begins to run only after each of the parties has substantially complied with the second request.
On March 21, 2023, HNI and Kimball each filed a notification and report forms under the HSR Act with the DOJ and the FTC, which filings started the initial 30-calendar-day waiting period required by the HSR Act.
Completion of the merger is further subject to receipt of the notification, clearance and/or expiration or termination of any relevant applicable waiting periods.
Dissenters’ Rights
Shares of Kimball common stock which are held by persons who are entitled to, have properly exercised, and have not withdrawn or waived, dissenters’ rights with respect thereto (“dissenting shares”) in accordance with the Act will not be converted into the right to receive the merger consideration, but will be entitled in lieu thereof, to receive payment of the fair value of such dissenting shares in accordance with the provision of the Act unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the Act. The holders of shares of Kimball Class B Common Stock are not entitled to any dissenters’ rights of appraisal under Chapter 44 of the Act.
Kimball shall give prompt notice to HNI of any exercise of dissenters’ rights in connection with the transactions contemplated by the merger agreement, of any withdrawals of such demands and of any other instruments served pursuant to the Act and received by Kimball relating to such dissenters’ rights, and HNI shall have the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the effective time, Kimball shall not, without the prior written consent of HNI, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.
Treatment of Kimball Long-Term Incentive Awards
Kimball Time-Based Restricted Stock Units
At the effective time of the merger, each outstanding Kimball Time-Based RSU Award that is scheduled to vest after June 30, 2023 will cease to represent an award with respect to Kimball common stock and thereafter constitute a restricted stock unit award, on the same terms and conditions (including vesting and forfeiture but subject to accelerated vesting upon termination of employment without cause or for good reason), with respect to a number of shares of HNI common stock, determined by multiplying (i) each share of Kimball common stock subject to such Kimball Time-Based RSU Award by (ii) the sum of (A) 0.1301 (the “exchange ratio”) and (B) the quotient of the sum of $9.00 plus the dividend equivalents accrued thereon, divided by the volume weighted average price per share of HNI common stock on the NYSE for the ten consecutive trading days ending the two trading days prior to the closing of the merger as reported by Bloomberg, L.P. (such price, the “HNI Share Price”).
If the effective time of the merger occurs prior to June 30, 2023, the tranche of each Kimball Time-Based RSU Award that is scheduled to vest on June 30, 2023 will, at the effective time of the merger, vest and be cancelled and converted into the right to receive from HNI (within ten business days following the effective time of the merger), in respect of each share of Kimball common stock subject to such vesting tranche, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (i) $9.00 plus the dividend equivalents that have accrued thereon, and (ii) the HNI Share Price multiplied by the exchange ratio. If the effective time of the merger occurs on or after June 30, 2023, these Kimball Time-Based RSU Award tranches will vest by their terms.
Kimball Performance-Based Restricted Stock Units
At the effective time of the merger, with respect to each outstanding Kimball RTSR Award, the award will vest at a pro rata portion of the target amount based on the portion of the performance cycle then completed, and the full award will be cancelled and converted into the right to receive from HNI (within ten business days following the effective time of the merger) in respect of each share of Kimball common stock subject to the vested portion of the cancelled award, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (i) $9.00, plus (ii) the HNI Share Price multiplied by the exchange ratio.

Listing of HNI Common Stock; Delisting and Deregistration of Kimball Common Stock
Prior to the completion of the merger, HNI has agreed to use reasonable best efforts to cause the shares of HNI common stock to be issued in connection with the merger to be listed on the NYSE, subject to official notice of issuance. The listing on the NYSE of the shares of HNI common stock to be issued in connection with the merger is also a condition to completion of the merger.
Prior to the effective time of the merger, Kimball will cooperate with HNI and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of the Nasdaq to cause (a) the delisting of Kimball common stock from the Nasdaq as promptly as practicable after the effective time of the merger and (b) the deregistration of Kimball common stock pursuant to the Exchange Act as promptly as practicable after such delisting. If the merger is completed, Kimball common stock will cease to be listed on the Nasdaq and Kimball common stock will be deregistered under the Exchange Act, after which Kimball will no longer be required under SEC rules and regulations to file periodic reports with the SEC in respect of Kimball common stock.
Material U.S. Federal Income Tax Consequences
General
The following is a general discussion of the material U.S. federal income tax consequences of the merger to Kimball shareholders that exchange their Kimball common stock for the merger consideration.
This discussion is based upon the Code, U.S. Treasury regulations promulgated under the Code, judicial authorities and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These authorities may change, possibly retroactively, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion addresses only those holders of shares of Kimball common stock that hold their shares of Kimball common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the U.S. federal income tax consequences of the merger, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances (such as the unearned income Medicare contribution tax, the alternative minimum tax or the requirement to accelerate the recognition of an item of gross income as a result of such income being recognized on an applicable financial statement) or that may be applicable to a holder that is subject to special treatment under U.S. federal income tax law, including for example:
•	a bank, thrift, mutual fund or other financial institution;
•	a tax-exempt organization or government organization;
•	a real estate investment trust or real estate mortgage investment conduit;
•	a partnership, S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);
•	an insurance company;
•	a regulated investment company or a mutual fund;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a Kimball shareholder that received shares of Kimball common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•	a Kimball shareholder that has a functional currency other than the U.S. dollar;
•	a Kimball shareholder that holds shares of Kimball common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a person that owns (directly or through attribution) 5% or more (by vote or value) of the outstanding Kimball common stock or HNI common stock (excluding treasury shares); or
•	certain former citizens or long-term residents of the United States.
If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Kimball common stock, the U.S. federal income tax consequences to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds shares of Kimball common stock, and any persons that, for U.S. federal income tax purposes, are treated as partners in such partnership should consult their own tax advisors with respect to the tax consequences of the merger in their specific circumstances.
The tax consequences of the merger may be complex and will depend on each holder’s specific situation and factors not within HNI’s or Kimball’s control. Holders should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, U.S. state or local, non-U.S. or other tax laws and of changes in such laws.
U.S. Holders
The merger will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion below under the heading “—Potential Application of Section 304 of the Code,” a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the cash received by the U.S. Holder in the merger, including any cash received in lieu of fractional shares of HNI common stock, and the fair market value, on the closing date of the merger, of the shares of HNI common stock received by such U.S. Holder in the merger and (2) the U.S. Holder’s adjusted tax basis in its Kimball common stock.
Gain or loss, as well as the holding period, will be determined separately for each block of Kimball common stock (i.e., shares acquired at the same cost in a single transaction) exchanged for cash and HNI common stock pursuant to the merger. Such gain or loss will be long-term capital gain or loss provided that a U.S. Holder’s holding period for such shares is more than one year on the closing date. Long-term capital gains of individuals are currently generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.
A U.S. Holder’s aggregate tax basis in shares of HNI common stock received in the merger will equal the fair market value of such stock on the closing date of the merger, and the U.S. Holder’s holding period in such shares will begin the day after the closing date of the merger.
U.S. Holders who hold shares of both Kimball and HNI at the time of the merger may be subject to different tax treatment with respect to the merger, as described below under the heading “—Potential Application of Section 304 of the Code.”
U.S. Holders should consult their own tax advisors as to the particular tax consequences to them of the merger, including the effect of U.S. federal, U.S. state and local tax laws or non-U.S. tax laws.
Non-U.S. Holders
Subject to the discussion below under the headings “—Potential Application of Section 304 of the Code” and “—Information Reporting and Backup Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the exchange of shares of Kimball common stock for shares of HNI common stock and cash in the merger unless:
•
any gain recognized on the exchange is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, is attributable to a U.S. permanent establishment or fixed place of business of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year that includes the merger and certain other conditions are satisfied; or
•
the Non-U.S. Holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of the Kimball common stock at any time during the five-year period preceding the merger, and Kimball is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the merger or the period that the Non-U.S. Holder held Kimball common stock.

If the Non-U.S. Holder’s gain is described in the first bullet, then the Non-U.S. Holder will generally be subject to U.S. federal income tax under the rules described above as if it were a U.S. Holder and, in the case of a non-U.S. corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).
If the Non-U.S. Holder is described in the second bullet, then such Non-U.S. Holder will generally be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder.
Kimball believes that it has not been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the five-year period preceding the merger.
Non-U.S. Holders should consult their own tax advisors regarding the potential applicability of these rules as well as any income tax treaty that may be applicable in their particular circumstances.
Non-U.S. Holders who hold shares of both Kimball and HNI common stock at the time of the merger may be subject to different tax treatment with respect to the merger, as described below under the heading “—Potential Application of Section 304 of the Code.” As described in more detail below, notwithstanding the above, a withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of all cash merger consideration payable to a Non-U.S. Holder, regardless of whether such Non-U.S. Holder is eligible for an exemption or reduction in withholding tax, as described below under the heading “—Potential Application of Section 304 of the Code.” Non-U.S. Holders should consult their own tax advisors as to the particular tax consequences to them of the merger, including the effect of U.S. federal, U.S. state and local tax laws or non-U.S. tax laws.
Potential Application of Section 304 of the Code
If Section 304 of the Code applies to the merger, a Kimball shareholder may be subject to U.S. federal income tax treatment that differs materially from that described above. Section 304 of the Code will apply to the merger if holders of shares of Kimball common stock, taken together, own 50% or more of HNI common stock, by vote or value, following the completion of the merger, taking into account both shares of HNI received in the merger and shares of HNI held at the time of the merger. Certain constructive attribution rules apply to determine ownership for purposes of the ownership tests described in this paragraph. Because the application of Section 304 of the Code to the merger depends on the ownership of shares of HNI common stock following the merger and is determined after the application of various constructive ownership rules, Kimball and HNI are unable to determine, prior to the time of the merger, whether Section 304 of the Code applies to the merger. Further, it may not be possible to establish with certainty following the closing of the merger whether or not Section 304 of the Code applied to the merger because the ownership information necessary to make such determination may not be available. Based on the limited ownership information that is publicly available, it is possible that Section 304 of the Code will apply to the merger.
Holders of shares of Kimball common stock that also own (including by attribution) shares of HNI common stock should consult their own tax advisors, including with respect to any actions that may be taken to mitigate the potential application of Section 304 of the Code.
If Section 304 of the Code applies to the merger, the cash consideration received by a Kimball shareholder may be deemed to be a distribution by HNI in redemption of shares of HNI common stock deemed issued to such shareholder. Such deemed redemption of HNI shares generally would be treated as having the effect of a distribution of a dividend to the extent of applicable earnings and profits in the event that the receipt of the cash consideration by a holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code.
The determination of whether a holder’s receipt of the cash consideration is “substantially disproportionate” generally requires a comparison of (x) the percentage of the outstanding Kimball common stock that the holder is deemed actually and constructively to have owned immediately before the merger and (y) the percentage of the Kimball common stock that is actually and constructively owned by such holder immediately after the merger (including indirectly as a result of owning stock in HNI and taking into account any shares of HNI common stock actually and constructively owned by such holder prior to the merger, or otherwise acquired in connection with the transaction).

The deemed redemption will generally result in a “substantially disproportionate” exchange with respect to a holder if the percentage described in clause (y) above is less than 80% of the percentage described in clause (x) above.
Whether the deemed redemption results in an exchange that is “not essentially equivalent to a dividend” with respect to a holder will depend on such holder’s particular circumstances. Generally, if such deemed redemption results in a “meaningful reduction” in the holder’s percentage stock ownership of Kimball, as determined by comparing the percentage described in clause (y) above to the percentage described in clause (x) above, such deemed redemption will be considered “not essentially equivalent to a dividend.” The IRS has ruled that a minority shareholder in a publicly traded corporation will experience a “meaningful reduction” if the minority shareholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs and (iii) experiences any reduction in its percentage ownership interest.
In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. In addition, as noted above, in applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales (or purchases) of shares of HNI common stock made by such holder (or by persons whose shares are attributed to such holder) in connection with the merger will be taken into account.
If such deemed redemption is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend,” the deemed redemption would be taxable as a dividend (in an amount equal to the cash consideration received) to the extent of the holder’s allocable share of the current or accumulated earnings and profits of HNI and Kimball. To the extent that the amount of cash consideration exceeds HNI’s and Kimball’s current and accumulated earnings and profits, the distribution would first be treated as a tax-free return of capital, causing a reduction in the holder’s adjusted tax basis in its shares of HNI common stock deemed received, and to the extent the amount of the distribution exceeds such tax basis, the excess would be taxed as capital gain recognized on a sale or exchange of such holder’s shares of HNI common stock deemed received. The amount of any such gain would be taxed as described above under the headings “—U.S. Holders” and “—Non-U.S. Holders,” as applicable.
For U.S. Holders, dividends are generally taxable as ordinary income. However, non-corporate U.S. Holders may be eligible for a reduced rate of taxation on dividends, including dividends arising by operation of Section 304 of the Code. For corporate U.S. Holders, dividends (a) may be eligible for a dividends-received deduction and (b) may be subject to the “extraordinary dividend” provisions of the Code, subject in each case to certain requirements and limitations.
Subject to the discussion below under the headings “—Information Reporting and Backup Withholding” and “—FATCA Withholding,” for Non-U.S. Holders, the receipt of any amounts treated as a dividend generally will be subject to U.S. withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), unless such dividend is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so requires, is attributable to a U.S. permanent establishment or fixed place of business of the Non-U.S. Holder). However, because application of Section 304 of the Code to the merger is uncertain and because the application of Section 304 of the Code depends on a holder’s particular circumstances, a withholding agent may not be able to determine whether a holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, a withholding agent may withhold tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full amount of the cash consideration payable to a Non-U.S. Holder unless (1) the withholding agent has established special procedures allowing Non-U.S. Holders to certify that they are exempt from such withholding tax and (2) the Non-U.S. Holder is able to certify that the Non-U.S. Holder meets the requirements of such exemption (e.g., because the Non-U.S. Holder is not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that a withholding agent will establish such special certification procedures. If a withholding agent withholds excess amounts from the cash consideration payable to a Non-U.S. Holder, the Non-U.S. Holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS.

In order to obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder claiming such a reduced rate will be required to deliver a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) to the applicable withholding agent before cash consideration is paid pursuant to the merger.
Section 304 of the Code and the regulations and guidance thereunder are complex. Any holder that actually or constructively owns, or expects to own at the time of the merger, both shares of Kimball common stock and shares of HNI common stock should consult its own tax advisors with respect to the application of Section 304 of the Code in its particular circumstances (including as to its tax basis in the shares subject to Section 304 of the Code). In addition, all Non-U.S. Holders should consult their own tax advisors regarding their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to the cash consideration payable to them pursuant to the merger, and any actions that may be taken to mitigate any potential adverse tax consequences.
Information Reporting and Backup Withholding
A non-corporate Kimball shareholder may be subject, under certain circumstances, to backup withholding (currently at a rate of 24%) on any cash payments received in the merger. A U.S. Holder generally will not be subject to backup withholding if such holder:
•
furnishes a correct taxpayer identification number, certifies that such holder is not subject to backup withholding on the IRS Form W-9 or successor form (or appropriate substitute) included in the letter of transmittal and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof acceptable to HNI or the exchange agent, as applicable, that such holder is otherwise exempt from backup withholding.
A Non-U.S. Holder generally may establish an exemption from backup withholding by certifying its non-U.S. person status under penalties of perjury on a properly completed applicable IRS Form W-8.
Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the holder timely furnishes the required information to the IRS.
FATCA Withholding
Under Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”), “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities are subject to a 30% withholding tax on dividends paid on shares of Kimball and HNI common stock, including payments treated as dividends by application of Section 304 of the Code, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) are satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. You should consult your tax advisors regarding how FATCA may apply to you as a result of the merger, including in light of the potential application of Section 304 of the Code to the merger.
HNI will not pay any additional amounts with respect to any amounts withheld, including pursuant to FATCA.
THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL INCOME TAX EFFECTS RELEVANT THERETO OR A DISCUSSION OF ANY OTHER TYPE OF TAXES. ALL KIMBALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Restrictions on Sales of Shares of HNI Common Stock Received in the Merger
All shares of HNI common stock received by Kimball shareholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for shares of HNI common stock received by any Kimball shareholder who becomes an “affiliate” of Kimball after completion of the merger. This proxy statement/prospectus does not cover resales of shares of HNI common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.
Certain Contracts between HNI and Kimball
HNI and Kimball are not party to any material arrangements with one another.

THE MERGER AGREEMENT
Explanatory Note Regarding the Merger Agreement
This section of this proxy statement/prospectus describes the material provisions of the merger agreement, but does not describe all of the terms of the merger agreement and may not contain all of the information about the merger agreement that is important to you. The following summary is qualified by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein and you are urged to read the full text of the merger agreement because it is the legal document that governs the merger. The rights and obligations of HNI, Kimball and Merger Sub, are governed by the express terms and conditions of the merger agreement and not by this summary or any of the other information contained in this proxy statement/prospectus.
The merger agreement contains representations, warranties and covenants by each of the parties to the agreement, which were made only for purposes of the agreement, as of specified dates, and are intended to govern the contractual rights and relationships, and to allocate risks, among the parties to the merger agreement, with respect to the merger as of specified dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified in a number of important respects, including through the use of exceptions for certain matters disclosed by the party that made the representations and warranties to the other party; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of HNI, Merger Sub, Kimball or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants contained in the merger agreement or any other agreement between such parties may change after the date of each such agreement, which subsequent information may or may not be fully reflected in HNI’s or Kimball’s public disclosures or the public disclosures of any of their respective subsidiaries or affiliates. Each such agreement should not be read alone, but should instead be read in conjunction with the other information regarding the respective agreement, the merger, HNI, Kimball and their respective affiliates and businesses, which is contained in, or incorporated by reference into, this proxy statement/prospectus, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of HNI and Kimball has made or will make with the SEC. See “Where You Can Find More Information” beginning on page 148.
Structure of the Merger
The merger agreement provides, upon the terms and subject to the conditions set forth therein and in accordance with the Act, for Merger Sub to merge with and into Kimball, with Kimball continuing as the surviving corporation and a direct, wholly owned subsidiary of HNI.
Articles of Incorporation and Bylaws of the Surviving Corporation
At the effective time of the merger, Kimball’s articles of incorporation will be amended and restated to be in the form set forth in Exhibit A to the merger agreement, and as so amended and restated will be the articles of incorporation of the surviving corporation. The bylaws of Kimball will be amended and restated to be in the form set forth in Exhibit B to the merger agreement, and as so amended and restated will be the bylaws of the surviving corporation.
Timing of Closing
Unless another place and time is agreed to in writing by HNI and Kimball, the closing of the merger will occur on the fourth business day after the satisfaction or (to the extent permitted by applicable law) waiver of the closing conditions described below under the heading “—Conditions to the Merger” (other than any condition that by its nature cannot be satisfied until the closing of the merger, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of such condition).
Merger Consideration
Conversion of Shares
At the effective time of the merger, each share of Kimball common stock issued and outstanding immediately prior to the effective time (other than the cancelled shares described below under the heading

“—Cancelled Shares” and certain shares of Kimball common stock subject to long-term incentive awards that will be treated in the manner described under the heading “The Merger—Treatment of Kimball Long-Term Incentive Awards”) will automatically be cancelled and extinguished and will cease to exist and each holder thereof will cease to have any rights with respect to such shares of Kimball common stock except the right to receive:
•
$9.00 in cash without interest (the “cash consideration”) and 0.1301 (the “exchange ratio”) of a validly issued, fully paid and nonassessable share of HNI common stock (such cash consideration and stock consideration together, the “merger consideration”);

•
any dividends or other distributions with a record date prior to the effective time of the merger which have been declared by Kimball in accordance with the merger agreement and which remain unpaid at the effective time;

•
(i) promptly after the time of the surrender of certificates formerly representing shares of outstanding Kimball common stock to the paying agent pursuant to the merger agreement, the amount of dividends and other distributions with a record date after the effective time theretofore paid with respect to whole shares of HNI common stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time but prior to such surrender and a payment date subsequent to such surrender payable with respect to whole shares of HNI common stock; and

•	any cash to be paid in lieu of any fractional share of HNI common stock as described under the heading “—Treatment of Fractional Shares.”
Shares of Kimball common stock owned by Kimball, HNI, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries will be cancelled and extinguished in the merger without payment of any consideration, as described under the heading “—Cancelled Shares.”
At or immediately prior to the effective time of the merger, HNI will deposit, or cause to be deposited, with the paying agent, the aggregate merger consideration to which holders of Kimball common stock will be entitled at the effective time of the merger.
All shares of HNI common stock issued pursuant to the merger agreement will be issued in non-certificated, book entry form.
Cancelled Shares
At the effective time of the merger, each (i) share of Kimball common stock owned by HNI, Kimball, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries, (ii) share of Kimball common stock held in the treasury of Kimball, and (iii) dissenting share (as described below) (collectively, “cancelled shares”) will be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares subject, in the case of dissenting shares, to the right of the holder thereof to receive any payment as described under the heading “—Dissenting Shareholders.”
Treatment of Fractional Shares
Kimball shareholders will not receive any fractional shares of HNI common stock pursuant to the merger. Each Kimball shareholder who would otherwise have been entitled to receive a fraction of a share of HNI common stock will receive, in lieu thereof, cash (without interest) in an amount (rounded to the nearest cent) equal to the product of (i) such fractional part of a share of HNI common stock multiplied by (ii) the HNI Share Price. The payment of cash in lieu of issuing fractional shares of HNI common stock is not a separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to HNI that would otherwise be caused by the issuance of fractional shares of HNI common stock.
With respect to U.S. federal tax withholding, see the discussion under “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 71.

Exchange of Kimball Share Certificates and Book-Entry Shares
Promptly after the effective time of the merger, and in any event within three business days thereafter, HNI will cause the paying agent to mail to each holder of record of a certificate representing Kimball common stock (A) a letter of transmittal and (B) instructions for use in effecting the surrender of certificates in exchange for the merger consideration.
Any holder of uncertificated shares of Kimball common stock will not be required to deliver a certificate or an executed letter of transmittal to the paying agent to receive the merger consideration that such holder is entitled to receive pursuant to the merger agreement. In lieu thereof, each holder of record of one or more uncertificated shares of Kimball common stock will, upon receipt by the paying agent of an “agent’s message” in customary form with respect to any uncertificated share (or such other evidence, if any, of transfer as the paying agent or HNI may reasonably request), be promptly paid the merger consideration pursuant to, and in accordance with, the terms of the merger agreement in respect of such uncertificated share, and such uncertificated share shall forthwith be cancelled.
No interest will accrue or be paid on any cash or other consideration payable pursuant to the merger agreement, any cash in lieu of fractional shares or any unpaid dividends and distributions payable pursuant to the merger agreement to such holders of certificates formerly representing shares of outstanding Kimball common stock or any book-entry shares of outstanding Kimball common stock.
Withholding
Each of HNI, Merger Sub, Kimball, the surviving corporation and the paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of shares of Kimball common stock or any other recipient of payments under the merger agreement any amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign tax law. To the extent that amounts are so withheld and timely remitted by HNI, Merger Sub, Kimball, the surviving corporation or the paying agent, as the case may be, to the applicable governmental entity, such amounts are treated for all purposes of the merger agreement as having been paid to the holder or other recipient in respect of which such deduction and withholding was made. With respect to U.S. federal tax withholding, see the discussion under “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 71.
Lost Certificates
If any certificate representing shares of Kimball common stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by HNI, the posting by such person of a bond in such customary amount as HNI may direct for purposes of seeking indemnity against any claim that may be made against it with respect to such certificate, the paying agent will, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue in exchange for such lost, stolen or destroyed certificate, the applicable merger consideration with respect to the number of shares of Kimball common stock formerly represented by such lost, stolen or destroyed certificate.
Potential Adjustment to Merger Consideration to Prevent Dilution
If at any time prior to the effective time of the merger, there occurs any change in the outstanding shares of capital stock (or securities convertible or exchangeable into or exercisable for shares of capital stock, of HNI or Kimball occurs as a result of any reclassification, reorganization, recapitalization, stock split, reverse stock split) or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into HNI common stock or Kimball common stock) with a record date during such period, the merger consideration, will be appropriately adjusted, without duplication, to provide the holders of shares of Kimball common stock as well as HNI and Merger Sub the same economic effect as contemplated by the merger agreement prior to such event (including any adjustments to the exchange ratio required by merger agreement as discussed under the heading “ —Conversion of Shares”). Cash dividends and grants of equity compensation not prohibited by the merger agreement will not result in any adjustment to the exchange ratio.

Treatment of Kimball Long-Term Incentive Awards
Kimball Time-Based Restricted Stock Units
At the effective time of the merger, each outstanding Kimball Time-Based RSU Award that is scheduled to vest after June 30, 2023 will cease to represent an award with respect to Kimball common stock and thereafter constitute a restricted stock unit award, on the same terms and conditions (including vesting and forfeiture but subject to accelerated vesting upon termination of employment without cause or for good reason), with respect to a number of shares of HNI common stock, determined by multiplying (i) each share of Kimball common stock subject to such Kimball Time-Based RSU Award by (ii) the sum of (A) 0.1301 (the “exchange ratio”) and (B) the quotient of the sum of $9.00 plus the dividend equivalents accrued thereon, divided by the HNI Share Price.
If the effective time of the merger occurs prior to June 30, 2023, the tranche of each Kimball Time-Based RSU Award that is scheduled to vest on June 30, 2023 will, at the effective time of the merger, vest and be cancelled and converted into the right to receive from HNI (within ten business days following the effective time of the merger), in respect of each share of Kimball common stock subject to such vesting tranche, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (i) $9.00 plus the dividend equivalents that have accrued thereon, and (ii) the HNI Share Price multiplied by the exchange ratio. If the effective time of the merger occurs on or after June 30, 2023, these Kimball Time-Based RSU Award tranches will vest by their terms.
Treatment of Kimball RTSR Awards
At the effective time of the merger, with respect to each outstanding Kimball RTSR Award, the award will vest at a pro rata portion of the target amount based on the portion of the performance cycle then completed, and the full award will be cancelled and converted into the right to receive from HNI (within ten business days following the effective time of the merger) in respect of each share of Kimball common stock subject to the vested portion of the cancelled award, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (i) $9.00, plus (ii) the HNI Share Price multiplied by the exchange ratio.
Treatment of Kimball EPS Awards
At the effective time of the merger, with respect to each Kimball EPS Award, the award will vest at the target amount and the full award will be cancelled and converted into the right to receive from HNI (within ten business days following the Effective time of the merger) in respect of each share of Kimball common stock subject to the vested portion of the cancelled award, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (i) $9.00, plus (ii) the HNI Share Price multiplied by the exchange ratio.
Dissenting Shareholders
Shares of Kimball Class A Common Stock which are held by persons who are entitled to, have properly exercised, and not withdrawn or waived, dissenters rights with respect thereto (“dissenting shares”) in accordance with the Act will not be converted into the right to receive the merger consideration in respect thereof, but will be entitled in lieu thereof, to receive payment of the fair value of such dissenting shares in accordance with the provision of the Act unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the Act. The holders of shares of Kimball Class B Common Stock are not entitled to any dissenters’ rights of appraisal under Chapter 44 of the Act.
Kimball shall give prompt notice to the HNI of any exercise of dissenters’ rights in connection with the transactions contemplated by the merger agreement, of any withdrawals of such demands and of any other instruments served pursuant to the Act and received by Kimball relating to such dissenters’ rights, and the HNI shall have the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the effective time, Kimball shall not, without the prior written consent of the HNI, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Financing and Financing Cooperation
HNI has agreed to use its reasonable best efforts to take (or cause to be taken) all actions that are necessary to consummate the financing on terms and conditions not less favorable than those set forth in the commitment letter, including:
•
negotiating and entering into definitive agreements with respect thereto (which, with respect to the bridge facility debt financing documentation, shall not be required until reasonably necessary in connection with the funding of the financing) that satisfy certain requirements specified in the merger agreement;

•	satisfying conditions to the financing as described in the commitment letter, including the execution and delivery of all such instruments and documents as may be reasonably required thereunder;
•	consummating the financing contemplated by the commitment letter at or prior to closing of the merger;
•	paying any commitment or other fees that become due and payable under the commitment letter or definitive agreements with respect thereto in a timely manner;
•	enforcing the obligations of the other parties to the commitment letter or the definitive agreements with respect thereto (and the rights of HNI and Merger Sub); and
•	complying with its covenants and other obligations under the commitment letter on a timely basis.
HNI and Merger Sub may not permit any amendment, supplement or other modification of, or waiver of any provision or remedy under, the commitment letter unless such amendment, supplement, other modification or waiver (1) does not reduce the aggregate amount of debt financing provided for in the commitment letter or the definitive agreements to an amount that is insufficient to pay the required uses under the merger agreement; (2) does not result in any new conditions or other contingencies to the receipt or funding of the debt financing beyond those expressly set forth in the commitment letter or definitive agreements in a manner that would reasonably be expected to delay or prevent the closing or make the funding of the debt financing less likely to occur; or (3) does not result in any amendment or modification of any such conditions or contingencies in a manner adverse to HNI (including by making such conditions or contingencies less likely to be satisfied). However, HNI and Merger Sub may amend, supplement or modify the commitment letter for the purpose of adding agents or lenders that have not already executed the commitment letter, in each case in accordance with the existing commitment letter so long as such amendment, supplement or modification is otherwise in compliance with HNI’s and Merger Sub’s foregoing obligations under the merger agreement.
HNI has agreed to keep Kimball reasonably apprised of material developments relating to the financing and provide copies of definitive agreements and any executed commitment letter associated with an alternative financing.
If any portion of the financing becomes unavailable on the terms and conditions contemplated by the commitment letter or the definitive agreements related thereto or the commitment letter or definitive agreements related thereto shall be withdrawn, terminated or otherwise amended or modified in any respect such that any portion of the financing becomes unavailable, in each case regardless of the reason therefor, HNI has agreed to use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative debt financing in amounts and otherwise on terms and conditions no less favorable in the aggregate to HNI than as set forth in the commitment letter or that are otherwise acceptable to HNI.

Obligations of Kimball to Cooperate with Financing
Kimball has agreed to use reasonable best efforts to provide, and to cause appropriate officers and employees of Kimball and its subsidiaries to provide, all cooperation reasonably requested by HNI in connection with the financing or any permitted alternate financing with respect thereto (and other financing matters specified in the merger agreement), so long as such requested cooperation does not unreasonably interfere with the operations of Kimball prior to the closing of the merger and subject to other limitations specified in the merger agreement, including, among other things, to use reasonable best efforts to:
•
provide such financial and other pertinent information as may be reasonably requested by HNI, and reasonably assist in preparation of customary disclosure documents and representation letters as reasonably required in connection with the financing (including a bank information memorandum and other similar documents required in connection with the financing);

•	participate in a reasonable number of due diligence sessions, drafting sessions and sessions with prospective financing sources, investors and rating agencies in connection with the financing;
•	request Kimball’s accountants to consent to the use of their audit reports relating to Kimball and its subsidiaries in connection with the financing;
•
be available to provide and execute documents as may be reasonably requested by HNI and as are customary for transactions of the type contemplated by the merger agreement and that are not effective until the effective time of the merger;

•
in connection with the financing contemplated by the commitment letter, provide customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders or investors;

•	assist the debt financing sources in benefiting from the existing lending and investment banking relationships of Kimball and its subsidiaries;
•	facilitate the pledging of collateral and obtaining of guarantees as reasonably requested by HNI;
•
facilitate the taking of all corporate, limited liability company or similar actions reasonably requested by HNI to consummate the financing and to permit the proceeds thereof to be available to HNI at the closing of the merger (so long as no such actions are effective earlier than the closing of the merger);

•	assist HNI and Merger Sub in obtaining any corporate or facility ratings from any ratings agency contemplated by the financing; and
•
at least three business days prior to the closing of the merger, provide all documentation and other information to the extent required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. § 1010.230, in order to satisfy the conditions set forth in the commitment letter and to the extent reasonably requested by HNI in writing at least ten days prior to the closing of the merger.

The Merger Agreement provides that HNI will promptly, upon request by Kimball, reimburse Kimball for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and accountants’ fees) incurred by Kimball or any of its subsidiaries or their respective affiliates in connection with the cooperation of Kimball and its subsidiaries or their respective affiliates, as described in this section of this proxy statement/prospectus titled “Obligations of Kimball to Cooperate with Financing.” HNI has also agreed to indemnify and hold harmless Kimball, its subsidiaries and their respective affiliates and representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of any financing or any permitted alternative financing (other than certain exceptions set forth in the merger agreement).
HNI and Merger Sub have also acknowledged and agreed that the receipt or availability of any financing is not a condition to the merger, and that if any of the committed financing or other financing is not obtained or consummated, HNI and Merger Sub will each continue to be obligated to consummate the merger, subject to the conditions described in the section of this proxy statement/prospectus titled “—Conditions to Completion of the Merger.”

Covenants and Agreements
Conduct of Business
Each of HNI and Kimball has agreed to certain covenants in the merger agreement restricting, subject to certain exceptions, the conduct of its respective business between March 7, 2023 and the earlier of the effective time of the merger and the termination of the merger agreement.
Interim Operations of Kimball. The merger agreement provides that until the earlier of the effective time of the merger and the termination of the merger agreement, except as (i) otherwise expressly contemplated by the merger agreement, (ii) required by applicable law, (iii) set forth in the applicable subsection of the Kimball disclosure schedule to the merger agreement, (iv) required to respond to the COVID-19 pandemic or COVID-19 measures (subject to compliance with certain notice and consultation procedures set forth in the merger agreement), or (v) with HNI’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Kimball will, and will cause each of its subsidiaries to, use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice, and to keep available the services of their present key employees and maintain their existing relations and goodwill with material customers, suppliers, licensors, licensees and other third parties with whom it has material business relations.
In addition, the merger agreement provides that except as (i) expressly permitted or required by the merger agreement, (ii) as required by applicable law, (iii) as set forth in the applicable subsection of the Kimball disclosure schedule, (iv) required to respond to the COVID-19 pandemic or COVID-19 measures (subject to compliance with certain notice and consultation procedures set forth in the merger agreement), or (v) with HNI’s prior written consent (not to be unreasonably withheld, conditioned, or delayed, other than with respect to the following clauses (a), (b), (c), (h), (i) (but solely subclauses (iii), (v), (vi) and (vii)(A) thereof) and (m), for which HNI may withhold its consent at its sole discretion), until the earlier of the effective time of the merger and the termination of the merger agreement, Kimball will not, and will not permit any of its subsidiaries to, directly or indirectly, do any of the following:
(a)
(i) declare, set aside, make or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than (x) dividends and distributions by a direct or indirect wholly owned subsidiary of Kimball to its parent, and (y) regular quarterly dividends in cash to shareholders of Kimball in the ordinary course of business (subject, in the case of this clause (y), to the terms and conditions described below under the heading “—Coordination of Dividends”)), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of Kimball capital stock or any other of Kimball’s securities or any rights, warrants or options to acquire any such shares or other securities, except for the acquisition of shares of Kimball common stock from holders of Kimball Time-Based RSU Awards, Kimball RTSR Awards or Kimball EPS Awards, in full or partial payment of any applicable taxes payable by such holder upon exercise or settlement thereof, as applicable, to the extent required under the terms thereof;

(b)
issue, offer, deliver, sell, grant or otherwise permit to become outstanding any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case other than (i) the issuance of shares of Kimball common stock upon settlement of Kimball RSUs and Kimball PSUs outstanding on the date of the merger agreement and in accordance with the terms thereof or (ii) issuances by a wholly owned subsidiary of Kimball of such subsidiary’s capital stock or other equity interests to Kimball or any other wholly owned subsidiary of Kimball;

(c)	amend Kimball’s or any of its subsidiaries’ articles of incorporation, bylaws or other comparable charter or organizational documents;
(d)
acquire, or cause any acquisition of, any assets, rights or properties, including by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof, or make any capital expenditures or other expenditures with respect to property, plant or equipment, in any such case in respect of any of the foregoing, other than (x) purchases of assets in an aggregate amount not to exceed $2,000,000 individually or $5,000,000 in the aggregate for all such transactions and (y) capital expenditures set forth in the applicable section of the Kimball disclosure schedule to the merger agreement;
(e)
sell, lease, license (or sublicense), pledge, mortgage or otherwise dispose of or subject to any lien any properties, rights or assets (except for intellectual property, which is addressed solely in clause (k) below) of Kimball or of any of its subsidiaries other than (i) sales of inventory or equipment, and dispositions of obsolete equipment, in each case in the ordinary course of business and (ii) sales of other assets in an aggregate amount not to exceed $2,000,000 individually or $5,000,000 in the aggregate for all such transactions;

(f)
(i) adopt any shareholder rights plan, (ii) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization or (iii) merge or consolidate with any person, other than such transactions among wholly owned subsidiaries of Kimball;

(g)
(i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Kimball or any of its subsidiaries, guarantee any debt securities of another person or enter into any arrangement having the economic effect of any of the foregoing or (iii) make any loans, advances (other than routine advances to employees of Kimball and its subsidiaries in the ordinary course of business) or capital contributions to, or investment in, any other person, other than Kimball or any of its direct or indirect wholly owned subsidiaries, or to enter into any hedging agreement or other financial agreement or arrangement designed to protect Kimball or its subsidiaries against fluctuations in exchange rates, other than, (A) the incurrence of any indebtedness solely among Kimball and its wholly owned subsidiaries or solely among wholly owned subsidiaries of Kimball, which indebtedness is incurred in the ordinary course of business, (B) borrowings and repayments with respect to revolving loans borrowed under the Kimball Credit Agreement (as defined in the merger agreement) in the ordinary course of business so long as the aggregate amount outstanding under Kimball Credit Agreement does not exceed at any time $75,000,000, and (C) borrowings and repayments with respect to any capital leases, Kimball credit card accounts and other indebtedness, in each case of this clause (C) in the ordinary course of business;

(h)
make any changes in accounting methods, principles or practices, except insofar as may be required by a change in GAAP (except for any minor changes or modifications to such methods, principles or practices in the ordinary course of business);

(i)
(i) except as required by applicable law or in order to comply with any Kimball benefit plan, adopt, enter into, terminate or amend any employment, consulting, severance, retention, change in control, termination or similar agreement or arrangement with any of its directors, officers, employees or individual independent contractors, other than, to the extent done in the ordinary course of business:

(A)
enter into at-will offer letters with newly hired employees permitted to be hired under the merger agreement, which letters do not provide for any severance or change in control benefits (other than participation in Kimball’s severance plans);

(B)
enter into customary separation agreements for employees permitted to be terminated under the merger agreement providing for a release by the applicable former employee and (if applicable) severance benefits consistent with Kimball’s severance plans;

(ii) hire any new employees or individual independent contractors, other than, to the extent hired in the ordinary course of business, individual independent contractors or nonexecutive employees with individual salaries, wages or base pay of less than $175,000 per year;
(iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement;
(iv) except as required by applicable law or in order to comply with any Kimball employee plan as in existence on the date of the merger agreement, establish, adopt, enter into, amend or terminate any Kimball employee plan, except for amendments in the ordinary course of business to Kimball employee plans that are welfare plans in the ordinary course of business that do not (and will not after the closing) increase in any material respect the cost to Kimball or any of its subsidiaries of maintaining such Kimball employee plans and that apply to substantially all Kimball employees;
(v) increase the compensation, benefits, severance or termination pay of (or accelerate payment or vesting of), or pay or award any bonus or other incentive compensation to, any director, officer, employee or individual independent contractor (except for (A) payment of bonuses consistent with arrangements existing as of the date of the merger agreement, (B) customary salary increases in amounts in the ordinary course of business in connection with promotions made in the ordinary course of business of employees with individual salaries or wages of less than $175,000 per year not in excess of 3% for any individual, (C) short-term bonus opportunities in amounts in the ordinary course of business that are granted in the ordinary course of business, in each case, to permitted new hires (excluding any change of control or similar transaction related bonuses) and (D) in the case of individual independent contractors, for rate increases in the ordinary course of business);
(vi) grant any stock options, restricted stock units, stock appreciation rights, stock-based or stock-related awards, performance units, restricted stock or other equity or equity-based awards; or
(vii) terminate the employment or service of (A) any employee at the level of Vice President or above, or (B) any other employee or individual independent contractor whose total annual compensation exceeds $175,000, other than for cause;
(j)
(i) enter into any contract that, if in effect on the date of the merger agreement, would have been a material contract (as defined in the merger agreement) (other than customer contracts that provide for payment obligations to Kimball or its subsidiaries in the ordinary course of business, provided that such contract is not or would not have been in the absence of such payment obligation a material contract pursuant to Section 2.11(a) of the merger agreement), (ii) terminate any material contract, other than a result of the expiration of such material contract in accordance with its terms as in effect on the date of the merger agreement, (iii) amend or modify in a manner that is materially adverse to Kimball and its subsidiaries, taken as a whole, any material contract or (iv) waive, release or assign any material term, right or claim of any material contract;

(k)
sell, lease, license or otherwise transfer or dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect, or create or incur any lien (other than permitted liens (as defined in the merger agreement)) on, any owned intellectual property right or licensed intellectual property right;

(l)
settle any action, other than the settlement of any action (i) for an amount not in excess of the amount reserved with respect to such matter in Kimball’s balance sheet included in SEC reports filed by Kimball prior to the date of the merger agreement or (ii) that requires payments by Kimball (net of insurance proceeds received) in an amount not to exceed, individually or in the aggregate, $2,000,000; provided that, in the case of clause (i) and (ii), such action (x) is not a criminal action and (y) does not impose any restrictions or limitations upon the operations or business of Kimball or any of its subsidiaries or equitable or injunctive remedies and does not involve the admission of any wrongdoing;

(m)
make, revoke or change any material tax election, change any material accounting period or adopt or change any accounting method that has a material effect on taxes, amend any material tax return, obtain any tax ruling, enter into any closing or similar agreement with respect to material taxes, surrender any right to claim a material tax refund, consent to any extension or waiver of the limitations period applicable to any material tax liability or assessment (other than in the ordinary course of business (or in the course of an audit) and for no more than twelve months), or settle or compromise any material tax liability;

(n)
fail to maintain in full force and effect in all material respects each material insurance policy, or fail to report any material claims or potential material claims to its insurance carriers in accordance with the terms of such policies; or

(o)	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

Interim Operations of HNI. The merger agreement provides that until the earlier of the effective time of the merger and the termination of the merger agreement, except as (i) otherwise expressly contemplated by the merger agreement, (ii) set forth in the applicable subsection of HNI’s disclosure schedules to the merger agreement, (iii) required by applicable law, (iv) in order to respond to the COVID-19 pandemic or COVID-19 measures or (v) with Kimball’s prior written consent (not to be unreasonably withheld, conditioned or delayed), HNI will, and will cause each of its subsidiaries to, use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice.
In addition, until the earlier of the effective time of the merger and the termination of the merger agreement, HNI will not and will cause its subsidiaries not to:
(a)
(i) declare, set aside, make or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than (x) dividends and distributions by a direct or indirect wholly owned subsidiary of HNI to its parent, and (y) dividends in cash to shareholders of HNI in the ordinary course of business (subject, in the case of this clause (y), to the terms and conditions described below under the heading “—Coordination of Dividends”)), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of shares of HNI common stock from holders of HNI equity awards in full or partial payment of any applicable taxes payable by such holder upon exercise or settlement thereof, as applicable, to the extent required under the terms thereof;

(b)
issue, offer, deliver, sell, grant or otherwise permit to become outstanding any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case other than (i) the issuance of shares of HNI common stock upon the vesting, exercise or lapse of any restrictions on any HNI equity awards or other securities outstanding on the date of the merger agreement or issued in compliance with clause (ii) below or (ii) issuances of HNI equity awards or any other securities issued as equity compensation to directors, employees or service providers of HNI and its subsidiaries;

(c)
amend HNI’s or any of its subsidiaries’ articles of incorporation, bylaws or other comparable charter or organizational documents in any way that would prevent, materially delay or materially impair the ability of the parties to consummate the transactions contemplated by the merger agreement or would discriminate against holders of Kimball common stock relative to other shareholders of HNI;

(d)
(i) adopt any shareholder rights plan, (ii) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization or (iii) merge or consolidate with any person, in each case other than (A) such transactions among wholly owned subsidiaries of Kimball or (B) such transactions that would not prevent, materially delay or materially impair the ability of the parties to consummate the transactions contemplated by the merger agreement;

(e)
sell, lease, transfer, license, subject to any lien (other than permitted liens (as defined in the merger agreement)), discontinue or otherwise dispose of, or agree to sell, lease, transfer, license, subject to any lien (other than permitted liens), discontinue or otherwise dispose of, any portion of its assets or properties, in each case, other than as would not prevent, materially delay or materially impair the ability of the parties to consummate the transactions contemplated by the merger agreement;

(f)
other than in connection with any acquisitions (by asset purchase or exchange, stock purchase, merger or otherwise) that would not reasonably be expected to prevent or materially impair or materially delay consummation of the transactions contemplated by the merger agreement, (i) merge, consolidate, combine or amalgamate with any person other than transactions solely between wholly owned subsidiaries of HNI or (ii) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or assets of any corporation, partnership, association or other business organization or division thereof; or

(g)	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

Special Meeting
The merger agreement requires Kimball, as promptly as reasonably practicable (and in any event with 40 calendar days) after the date of mailing of this proxy statement/prospectus, which mailing will take place as promptly as reasonably practicable after this registration statement on Form S-4 is declared effective by the SEC, to duly call, give notice of, convene and hold the special meeting for the purpose of obtaining the Kimball shareholder approval.
Kimball may adjourn or postpone the special meeting (1) if necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Kimball Board has determined in good faith after consultation with outside counsel is necessary under applicable law to be disseminated and reviewed by the Kimball shareholders prior to the special meeting, or (2) if there are insufficient shares of Kimball common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the special meeting, provided that the special meeting may not be postponed, delayed, or adjourned as a result of the abovementioned clauses for a period of more than ten (10) business days without the prior written consent of HNI.
Without the prior written consent of HNI, the Kimball shareholder approval and the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith are the only matters (other than solely procedural matters) that Kimball may propose to be voted on by the shareholders of Kimball at the special meeting. Kimball has agreed to provide reasonably detailed periodic updates to HNI with respect to the proxy solicitation results for the special meeting as reasonably requested by HNI and upon HNI’s request, one day prior to and on the date of the special meeting, written notice regarding whether sufficient proxies representing the Kimball shareholder approval have been obtained.
Under the merger agreement, Kimball has agreed to submit the merger agreement and the merger to the Kimball shareholders for approval whether or not the Kimball Board has effected a Kimball Board Recommendation Change (as defined below) in accordance with the merger agreement.
No Solicitation
Until the earlier to occur of the termination of the merger agreement and the effective time, Kimball has agreed that it will, and will cause its subsidiaries and its and their respective officers and directors to, and will instruct and cause each of its other representatives to, cease and cause to be terminated any discussions or negotiations with any person and its representatives that would be prohibited by the provisions described under this section titled “No Solicitation,” request the prompt return or destruction of all non-public information concerning Kimball and its subsidiaries previously furnished to any third person (and such third person’s representatives) with whom a confidentiality agreement with respect to an acquisition proposal was entered into at any time within the twelve-month period immediately preceding the date of the merger agreement and will (i) not provide any information with respect to Kimball and its subsidiaries or any acquisition proposal to any third person or its representatives; and (ii) terminate all access granted to any third person and its representatives to any physical or electronic data room (or any other diligence access). Subject to the exceptions described further below, from the date of the merger agreement until the earlier to occur of the termination of the merger agreement and the effective time, Kimball and its subsidiaries will not, and will cause their respective officers and directors and their other representatives not to, directly or indirectly:
(i)
solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an acquisition proposal; or

(ii)
participate or engage in discussions, communications or negotiations with any third person with respect to an acquisition proposal (other than informing such third persons of the no solicitation provisions contained in the merger agreement).

In addition, from the date of the merger agreement until the earlier to occur of the termination of the merger agreement and the effective time, Kimball will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Kimball Board (or any committee thereof) (unless the Kimball Board determines in good faith, after consultation with its outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law).

An “acquisition proposal” is any proposal or offer:
•	for a merger, consolidation, liquidation, dissolution, recapitalization, share exchange, tender offer or other business combination involving Kimball or any of its subsidiaries;
•
for the direct or indirect purchase or other acquisition by any third person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of third persons, or the issuance by Kimball, of 20% or more of Kimball’s equity securities, or the equity securities of Kimball and its subsidiaries; or

•
for any direct or indirect purchase, license or other acquisition by any third person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of third persons of assets constituting or accounting for more than 20% of the consolidated assets, revenue or net income of Kimball and its subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such proposal or offer).

However, from the date of the merger agreement until Kimball’s receipt of Kimball shareholder approval, Kimball and the Kimball Board (or a committee thereof) may, directly or indirectly, or through one or more of their representatives, (i) participate or engage in discussions or negotiations with, (ii) furnish any non-public information relating to Kimball, its subsidiaries or affiliates to, or (iii) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Kimball, its subsidiaries or affiliates, in each case pursuant to and subject to the entry into a customary confidentiality agreement containing confidentiality terms no less restrictive in any material respect than the terms of the confidentiality agreement with HNI, to any third person or its representatives that has made or delivered to Kimball a bona fide acquisition proposal that did not result from any breach of the no solicitation provisions of the merger agreement (other than any breach that is immaterial in scope and effect); provided, however, that, prior to taking any such actions, the Kimball Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such acquisition proposal either constitutes a superior proposal or is reasonably likely to lead to a superior proposal, and the Kimball Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this paragraph would be inconsistent with its fiduciary duties under applicable law; and provided further that Kimball will promptly (and in any event within 24 hours) make available to HNI and its representatives any non-public information concerning Kimball, its subsidiaries or affiliates that is provided to any such third person or its representatives that was not previously made available to HNI prior to or substantially concurrently (but in no event later than 24 hours after) the time it is provided to such third person.
Kimball will promptly (and, in any event, within one business day) notify HNI if any inquiries, offers or proposals that constitute or would reasonably be expected to lead to an acquisition proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Kimball, any of its subsidiaries or any of their respective representatives. Such notice must include (i) the identity of the third person or “group” of persons making such inquiries, offers or proposals (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such third person or “group” of persons that is in effect on the date of the merger agreement); and (ii) a summary of the material terms and conditions of such inquiries, offers or proposals. Thereafter, Kimball has agreed to keep HNI reasonably informed, on a prompt basis (and, in any event, within 48 hours), of the status (and supplementally provide the terms) of any such inquiries, offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.
A “superior proposal” is a bona fide written proposal made by a third party to acquire more than 50% of the equity securities or consolidated total assets of Kimball and its subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale of its assets that (a) the Kimball Board determines in its good faith judgment pursuant to applicable law to be more favorable to the holders of Kimball common stock than the transactions contemplated by the merger agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and the merger agreement (including any written, binding offer by HNI to amend the terms of the merger agreement as described under the heading “—Kimball Board’s Recommendation to Shareholders”) and (b) which the Kimball Board determines to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

Kimball Board’s Recommendation to Shareholders
The Kimball Board has resolved to recommend approval of the merger agreement and the merger by Kimball’s shareholders (the “Kimball Board Recommendation”) and directed that such matters be submitted for consideration of Kimball shareholders at the special meeting. The merger agreement provides that, subject to the exceptions described below, the Kimball Board (including any committee thereof) may not:
•
(A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Kimball Board Recommendation, in each case, in a manner adverse to HNI; (B) adopt, approve, endorse, recommend or otherwise declare advisable (or propose to adopt, approve, endorse, recommend or otherwise declare advisable) an acquisition proposal; (C) fail to reaffirm the Kimball Board Recommendation as promptly as reasonably practicable (but in any event within five business days after receipt of any written request to do so from HNI; provided that HNI may only make one such request in any five business day period) at any time following the public disclosure or announcement of an acquisition proposal; provided, that such reaffirmation may indicate, if applicable, that the Kimball Board is continuing to evaluate such acquisition proposal in a manner consistent with the terms of the merger agreement; (D) fail to make any recommendation or public statement in connection with a tender or exchange offer subject to Regulation 14D under the 1934 Act that constitutes an acquisition proposal that has been commenced (within the meaning of Rule 14d-2 under the Exchange Act), within ten (10) business days after such commencement, recommending rejection of such tender or exchange offer (or shall have withdrawn any such rejection thereafter); or (E) fail to include the Kimball Board Recommendation in this proxy statement/prospectus (any action described in clauses (A) through (E), a “Kimball Board Recommendation Change”); or

•
cause or permit Kimball or any of its subsidiaries to enter into any letter of intent, agreement in principle, merger agreement or other similar contract with respect to any acquisition proposal (other than an acceptable confidentiality agreement) (each, an “alternative acquisition agreement”);

However notwithstanding the foregoing, at any time prior to obtaining Kimball shareholder approval:
(i)
the Kimball Board (or a committee thereof) may effect a Kimball Board Recommendation Change in response to any positive material event or development or material change in circumstances of Kimball that in any such case is material to Kimball and its subsidiaries taken as a whole that was (A) not known to, or reasonably foreseeable by, the Kimball Board on the date of the merger agreement (or if known or reasonably foreseeable to the Kimball Board prior to the date of the merger agreement, the consequences of which were not known or reasonably foreseeable to the Kimball Board prior to the date of the merger agreement) and that becomes known to the Kimball Board prior to the receipt of Kimball shareholder approval; and (B) does not relate to any acquisition proposal or any matter relating thereto or consequence thereof (each such event, an “intervening event”), if the Kimball Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law, and if and only if:

(a)
Kimball has provided prior written notice to HNI at least four business days in advance (the “event notice period”), to the effect that the Kimball Board (or a committee thereof) intends to effect a Kimball Board Recommendation Change in connection with an intervening event, which notice will specify the basis for such Kimball Board Recommendation Change, including a description of the intervening event in reasonable detail;

(b)
prior to effecting such Kimball Board Recommendation Change, during the event notice period, (A) Kimball and its representatives must have negotiated with HNI and its representatives in good faith to allow HNI to offer such adjustments to the terms and conditions of the merger agreement to obviate the need to effect a Kimball Board Recommendation Change in response to such intervening event; and (B) the Kimball Board has taken into account any adjustments to the terms and conditions of the merger agreement proposed by HNI and other information provided by HNI, in each case, that are offered in writing by HNI by no later than 11:59 p.m., Eastern Time, on the last day of the event notice period; and

(c)	following the event notice period, the Kimball Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account HNI’s proposed revisions (if any) to the terms and conditions of the merger agreement) has determined that the failure of the Kimball Board (or a committee thereof) to make such a Kimball Board Recommendation Change would be inconsistent with its fiduciary duties under applicable law; provided that each time material modifications to the intervening event occur, Kimball must notify HNI of such modification and the event notice period will recommence (the event notice period in respect of such new notifications will be two business days); and
(ii)
if Kimball has received a bona fide acquisition proposal that the Kimball Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a superior proposal, then the Kimball Board may authorize Kimball to terminate the merger agreement pursuant to its terms to enter into an alternative acquisition agreement with respect to such superior proposal substantially concurrently with the termination of the merger agreement; provided, however, that the Kimball Board (or a committee thereof) cannot take such action unless:

(a)
the Kimball Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable law;

(b)	Kimball and its subsidiaries and their respective representatives have complied with their obligations pursuant to the no solicitation obligations under the merger agreement;
(c)
(i) Kimball has provided prior written notice to HNI at least four business days in advance (the “notice period”) to the effect that the Kimball Board (or a committee thereof) has (A) received a bona fide acquisition proposal that has not been withdrawn; (B) concluded in good faith that such acquisition proposal constitutes a superior proposal; and (C) resolved to terminate the merger agreement pursuant to the no solicitation provision in the merger agreement absent any revision to the terms and conditions of the merger agreement, which notice will specify the basis for such termination, including the identity of the person or “group” of persons making such acquisition proposal and a copy of the proposed definitive agreements between Kimball and the person making such acquisition proposal; and (ii) prior to effecting such termination, Kimball and its representatives, during the notice period, must have (1) negotiated with HNI and its representatives in good faith to make such adjustments to the terms and conditions of the merger agreement so that such acquisition proposal would cease to constitute a superior proposal; and (2) permitted HNI and its representatives to make a presentation to the Kimball Board regarding, and taken into account any adjustments to the terms and conditions of, the merger agreement proposed by HNI and other information provided by HNI during the notice period, in each case, that are offered in writing by HNI by no later than 11:59 p.m., Eastern Time, on the last day of the notice period; provided, however, that in the event of any material revisions to such acquisition proposal (it being understood that any change to the financial terms of such proposal will be deemed a material revision (a “material revision”)), Kimball will be required to deliver a new written notice to HNI and to comply with the requirements of the relevant no solicitation provisions of the merger agreement with respect to such new written notice, for which the notice period will be two business days;

(d)
following such notice period, including any subsequent notice period with respect to a material revision as provided in the foregoing clause (c), the Kimball Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account HNI’s proposed revisions (if any) to the terms and conditions of the merger agreement) has determined that the acquisition proposal continues to be a superior proposal; and

(e)
in the event of any termination of the merger agreement in order to cause or permit Kimball or any of its subsidiaries to enter into an alternative acquisition agreement with respect to such acquisition proposal, Kimball will have validly terminated the merger agreement in accordance with the terms thereof, including paying the Kimball termination fee as described below under the heading “—Termination Fees.”

Kimball has further agreed to enforce and not to waive, terminate or modify any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to Kimball, except if and to the extent that the Kimball Board has determined in good faith, after consultation with its outside legal counsel, that the taking of any action in connection with the foregoing would be inconsistent with the fiduciary duties of the members of the Kimball Board under applicable law.
Any action, or failure to take action, that is taken by a representative of Kimball, in violation of the provisions of the merger agreement (other than a breach that is immaterial in scope and effect) described under the headings “No Solicitation” and “Kimball Board’s Recommendation to Shareholders” will be deemed to be a breach of the merger agreement by Kimball.
Regulatory and Other Approvals
Except for the filings and notifications made pursuant to antitrust laws, (i) as promptly as is reasonably practicable following the execution of the merger agreement, HNI and Kimball shall prepare and file with the appropriate governmental entities and other third parties and use reasonable best efforts to obtain all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary or advisable in order to consummate the transactions contemplated by the merger agreement, (ii) HNI and Kimball have the right to review in advance and, to the extent reasonably practicable, have agreed to consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to HNI or Kimball, as applicable, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions, and (iii) none of HNI, Kimball or any of their respective subsidiaries will agree to any timing agreements, actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the transactions without the prior written consent of Kimball or HNI, as applicable (which consent shall not be unreasonably conditioned, withheld or delayed).
Each of HNI and Kimball have agreed to, in consultation with the other party, use their respective reasonable best efforts to file, as soon as practicable and advisable after the date of the merger agreement (and in the case of their respective filings under the HSR Act, within ten business days after the date of the merger agreement), all notices, reports and other documents required to be filed by such party under the HSR Act. On March 21, 2023, HNI and Kimball each filed a notification and report forms under the HSR Act with the DOJ and the FTC, which filings started the initial 30-calendar-day waiting period required by the HSR Act.
Additionally, the parties have agreed to submit as promptly as reasonably practicable any additional information requested by such governmental entity, and to not withdraw any such filings or applications without the prior written consent of the other party.
Each of HNI and Kimball have agreed to (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents, (ii) promptly inform the other of any such filing, submission or other document and of any communication with or from any governmental entity regarding the transactions, and, subject to certain exceptions set forth in the merger agreement, permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication, and (iii) subject to certain exceptions set forth in the merger agreement, cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a governmental entity in connection with any action initiated by a governmental entity or private party in respect of any antitrust laws, including promptly notifying the other party of any such investigation, inquiry or action, and consulting in advance before making any presentations or submissions to a governmental entity or, in connection with any action initiated by a private party in respect of any antitrust laws, to any other person.
In addition, each of Kimball and HNI have agreed to inform and consult with the other in advance of any meeting, conference or communication with any governmental entity or, in connection with any action by a private party in respect of any antitrust laws, with any other person, and to the extent not prohibited by applicable law or by the applicable governmental entity or other person, Kimball and HNI will not participate in or attend any meeting or conference, or engage in any communication, with any governmental entity or such other person in respect of the transactions without the other party unless it reasonably consults with the other party in advance and gives the other party a reasonable opportunity to attend and participate therein, and in the event one party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto. Each of Kimball and HNI have agreed to furnish to the other copies of all filings, submissions, correspondence and communications between it and its affiliates and their respective representatives, on the one hand, and any governmental entity (or any other person in connection with any action initiated by a private party in respect of any antitrust laws), on the other hand, with respect to the transactions contemplated by the merger agreement.
Each of HNI and, if requested by HNI, Kimball, along with their respective subsidiaries, have agreed to take any and all actions and steps necessary to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental entity to satisfy any closing conditions relating to any antitrust law contained in the merger agreement so as to enable the consummation of the transactions as promptly as practicable, and in any event prior to the termination date, including:
(i)
proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, giving undertakings in lieu or otherwise, to sell, divest, hold separate, lease, license, transfer, dispose of, otherwise encumber or impair or take any other action with respect to HNI’s or any of its subsidiaries’ ability to own or operate any assets, properties, contracts, businesses or product lines of HNI or any of its subsidiaries or any assets, properties, contracts, businesses or product lines of Kimball or any of its subsidiaries (individually or collectively, “remedial actions”); and

(ii)
in the event that any permanent or preliminary injunction or other decree, order, judgment, writ, stipulation, award or temporary restraining order (an “order”) in any action by or with any governmental entity is entered that would make consummation of the transactions unlawful or that would otherwise prevent or delay consummation of the transactions, taking any and all steps (including the posting of a bond, commencement, contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement, or the taking of the steps contemplated by clause (i) above) necessary to vacate, modify or suspend such order.

However, notwithstanding the foregoing, (A) neither HNI nor its subsidiaries shall be required to take or agree to any remedial action that is not conditioned upon the consummation of the merger and (B) none of Kimball nor any of its subsidiaries shall commit to or effect any remedial action. HNI will, upon consultation with Kimball and in consideration of Kimball’s views in good faith, be entitled to direct the defense of the merger agreement, the transactions contemplated thereby and any remedial actions, including any divestiture process and communications with potential divestiture buyers relating thereto, before any governmental authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, governmental authorities regarding (i) the expiration or termination of any applicable waiting period relating to the merger under the HSR Act, (ii) any other antitrust laws or (iii) obtaining any consent, approval, waiver, clearance, authorization or permission from a governmental authority. Notwithstanding anything in the merger agreement to the contrary, HNI is not and will not be required to commit to or effect (and without the written consent of HNI, none of Kimball nor any of its subsidiaries shall commit to or effect) any sale, divestiture, lease, holding separate pending a sale or other transfer or disposal, or any other remedial action contemplated by the merger agreement if any or all such remedial actions, in the aggregate would or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of HNI and its subsidiaries (including Kimball and its subsidiaries) from and after the effective time (but, for purposes of determining whether any effect is material, calculated as if HNI and its subsidiaries from and after the effective time were collectively the same size as Kimball and its subsidiaries prior to the effective time) (a “burdensome condition”).
Treatment of Kimball Indebtedness
Under the merger agreement, (i) Kimball has agreed, and has agreed to cause its subsidiaries, to deliver a customary notice of prepayment and otherwise to facilitate at or prior to the effective time the termination of all commitments outstanding under the Kimball Credit Agreement and (ii) Kimball has agreed to use its reasonable best efforts to deliver to HNI, at least five business days prior to the closing of the merger, a draft payoff letter and to cause the administrative agent under the Kimball Credit Agreement to deliver to HNI, on the closing date of the merger, a fully executed payoff letter with respect to the Kimball Credit Agreement in form and substance customary for transactions of this type.
Certain Employee Benefits Matters
From the effective time of the merger until the first anniversary of the closing of the merger, HNI has agreed to provide to each continuing employee of Kimball (i) base salary and wages that are substantially comparable to those provided to such employee immediately before the effective time of the merger, (ii) annual bonus opportunities that are substantially comparable to those provided to such employee immediately before the effective time of the merger, and (iii) coverage under, at HNI’s discretion, (x) Kimball employee benefit plans (excluding equity plans and defined benefit plans) at the same level and subject to substantially the same terms and conditions (taken as a whole) as provided to such employee immediately before the effective time of the merger, or (y) HNI’s benefit plans (excluding equity plans and defined benefit plans) at substantially the same level and subject to substantially the same terms and conditions (taken as a whole) as provided to similarly situated employees of HNI (or, at HNI’s discretion, a combination of coverage under any plans referenced in the immediately preceding clauses (x) and (y)). For such one-year period, HNI has also agreed to keep in place the Kimball severance benefit plan.
If a new benefit plan is established in replacement of a Kimball employee plan, then for all purposes (including purposes of vesting, eligibility to participate, level of benefits and entitlement to paid-time-off and leaves of absence, but except for purposes of equity vesting and defined benefit plans), under such new plan, each Kimball employee will generally be credited with years of service with Kimball prior to the effective time of the merger, to the same extent as such employee was entitled to credit for such service under any similar Kimball employee benefit plan. HNI will use commercially reasonable efforts to cause the applicable new plan to: (x) generally waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements and provide each employee with credit for any co-payments and deductibles paid prior to the effective time of the merger.
HNI has agreed to keep in place following the effective time of the merger the annual bonus opportunity for Kimball’s 2023 fiscal year (subject to adjustments to exclude the effect of the merger), and the bonus amount will be based on actual achievement of the performance goals currently in place for Kimball’s 2023 fiscal year. HNI has also agreed that any employee whose employment is terminated without cause after the effective time of the merger and prior to the date payment of the bonus for Kimball’s 2023 fiscal year will receive the bonus (if the employee otherwise would have been entitled to a bonus based on Kimball’s performance against applicable budgets and targets), equal to the actual amount if the effective time occurs on or after June 30, 2023 or a pro rata amount for the period of employment during such fiscal year if the effective time occurs prior to June 30, 2023.
HNI has agreed that upon certain terminations of employment by HNI (or its affiliate) without cause (or by the employee with good reason, if the employee currently has a “good reason” right applicable to Kimball Time-Based RSU Awards) following the effective time of the merger, the terminated employee will receive full vesting of the restricted stock units into which the Kimball Time-Based RSUs are converted, subject to the employee’s execution (and nonrevocation) of a general release of claims.
Nothing in the merger agreement amends or is to be treated as an amendment of, or undertaking to amend, any benefit plan or prohibits HNI or any of its affiliates, including the surviving corporation, from amending or terminating any existing Kimball employee benefit plan.
The provisions described above are solely for the benefit of the parties to the merger agreement and do not confer upon any individual (including any current or former employees), any rights or remedies.
For additional information on certain other compensation-related matters covered in the merger agreement that affect Kimball’s directors and executive officers, please see the section titled “The Merger—Interests of Directors and Executive Officers of Kimball in the Merger” beginning on page 63
Coordination of Dividends
Kimball and HNI will each match the record and payment dates for Kimball’s regular quarterly dividends to the corresponding dates for HNI’s regular dividends for the applicable period (unless HNI shall not pay a dividend on any shares of HNI common stock in respect of such period) to ensure that the holders of Kimball common stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Kimball common stock and the HNI common stock that such holders receive in exchange therefor in the merger.
In addition, and without limiting the requirements of the paragraph above, Kimball (A) cannot pay or declare any dividend to shareholders of Kimball in excess of $0.09 per share and (B) will ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend will be (x) no later than five business days following and (y) no earlier than two business days preceding, in each case, the one-year anniversary of such dates for the corresponding quarter of the preceding year. Notwithstanding the foregoing, in the quarter in which the closing occurs, if the record date of HNI’s quarterly dividend has been declared and is a date prior to the effective time, then such quarterly dividend declaration date and record date for Kimball common stock shall occur no later than such date as is necessary to ensure that holders of Kimball common stock receive a quarterly dividend in accordance with the first sentence of this “Coordination of Dividends” section.
Shareholder Litigation
In the event that any litigation related to the merger agreement, the merger or the other transactions contemplated by the merger agreement is brought by any shareholder of Kimball or any holder of Kimball’s other securities against Kimball and/or its directors or officers, Kimball has agreed to promptly notify HNI of such litigation and to keep HNI reasonably informed with respect to the status thereof. Subject to the following sentence, Kimball will have the right to control the defense of any litigation related to merger agreement, the merger or the other transactions contemplated by the merger agreement brought by any shareholder of Kimball or any holder of Kimball’s other securities against Kimball and/or its directors or officers, provided that Kimball shall give HNI the opportunity to participate, at HNI’s expense, in the defense or settlement of any such litigation and Kimball shall give due consideration to HNI’s advice with respect to the foregoing. Kimball has agreed not to settle or enter into any negotiations or agreement with respect to the settlement of any such litigation without the prior written consent of HNI (which consent shall not be unreasonably withheld, conditioned or delayed). Each of HNI and Kimball has agreed to notify the other promptly of the commencement of any such shareholder litigation of which it has received notice or of which it becomes aware.
Other Covenants
The merger agreement contains certain other covenants and agreements, including covenants relating to, among other matters:
•	the preparation of this registration statement on Form S-4 and the proxy statement relating to the special meeting;
•	HNI using reasonable best efforts to cause the shares of HNI common stock issuable in connection with the merger to be approved for listing on the NYSE (subject to official notice of issuance);
•	confidentiality and access by HNI to certain information about Kimball during the period before the earlier of the effective time of the merger and the termination of the merger agreement;
•	cooperation and consent between Kimball and HNI in connection with public announcements;
•
cooperation between the parties and the use of Kimball’s reasonable best efforts to cause (a) the delisting of the Kimball common stock from the Nasdaq as promptly as practicable after the effective time and (b) deregistration of the Kimball common stock pursuant to the Exchange Act as promptly as practicable after such delisting; and

•
indemnification following the effective time of individuals who served prior to the effective time as directors or officers of Kimball and its subsidiaries, including directors and officers liability insurance relating to the merger agreement.

Representations and Warranties
Kimball makes various representations and warranties to HNI and Merger Sub in the merger agreement that are subject in some cases to exceptions and qualifications (including exceptions and qualifications related to knowledge, materiality and material adverse effect on the applicable party). These representations and warranties relate to, among other things:
•	due organization, valid existence and good standing of Kimball and its subsidiaries and corporate power, license and qualification to carry on Kimball’s business;
•	capitalization of Kimball;
•
corporate power and authority to execute and deliver the merger agreement, perform the obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against Kimball;

•	authorization of the merger agreement, the merger and the other transactions contemplated by the merger agreement by Kimball;
•	required governmental filings, approvals and consents in connection with the merger;
•
absence of contraventions or conflicts with the organizational documents of Kimball and its subsidiaries and absence of violations of, conflicts with, loss of material benefit or defaults under, termination or right to termination under, acceleration of the performance required by, or creation of any encumbrance upon any properties or assets of Kimball or any of its subsidiaries under certain contracts in connection with the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

•	accuracy and sufficiency of certain reports and financial statements filed with the SEC;
•	disclosure controls and procedures and internal controls over financial reporting;
•	the conduct of business by Kimball in the ordinary course of business since June 30, 2022;
•	absence of certain undisclosed liabilities;
•	compliance with applicable laws (including anti-corruption laws), court orders and certain regulatory matters;
•	material contracts;
•	accuracy of information in this registration statement on Form S-4 and the proxy statement relating to the special meeting;
•	pending and threatened legal proceedings;
•	employee compensation and benefits matters and matters relating to the Employee Retirement Income Securities Act of 1974, as amended;
•	labor and employee matters, including allegations of and actions or investigations relating to harassment, misconduct or discrimination;
•	owned and leased real property:
•	owned and licensed intellectual property;
•	data privacy, the protection of personal information and compliance with data protection laws;
•	environmental matters and compliance with environmental laws;
•	tax matters;
•	permits relating to the operation of the business of Kimball and its subsidiaries;
•	receipt of an opinion from Kimball’s financial advisor;
•	broker’s, financial advisory, finder’s and similar fees paid in connection with the merger and the other transactions contemplated by the merger agreement;
•	the inapplicability of state acquisition statutes;
•	adequacy of insurance coverage;
•	absence of affiliate transactions as would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and
•	acknowledgment as to the absence of any representations and warranties made by HNI and Merger Sub other than those expressly set forth in the merger agreement.

In addition, HNI and Merger Sub make representations and warranties to Kimball that are subject in some cases to exceptions and qualifications (including exceptions and qualifications related to knowledge, materiality and material adverse effect on the applicable party). These representations and warranties relate to, among other things:
•	due organization, valid existence and good standing of HNI and Merger Sub and corporate power, license and qualification to carry on their businesses;
•
corporate power and authority to execute and deliver the merger agreement, perform the obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement and the financing, and the enforceability of the merger agreement against HNI and Merger Sub;

•	required governmental filings, approvals and consents;
•
absence of contraventions or conflicts with the organizational documents of HNI and Merger Sub and their subsidiaries, and absence of violations of, conflicts with, loss of material benefit or defaults under, termination or right to termination under, acceleration of the performance required by, or creation of any encumbrance upon any properties or assets of HNI or Merger Sub or their subsidiaries under certain contracts in connection with the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

•	capitalization of HNI;
•	accuracy and sufficiency of certain reports and financial statements filed with the SEC;
•	the conduct of business by HNI and Merger Sub in the ordinary course of business since January 1, 2022;
•	absence of certain undisclosed liabilities;
•	compliance with applicable laws (including anti-corruption laws), court orders and certain regulatory matters;
•	accuracy of information in this registration statement on Form S-4 and the proxy statement relating to the special meeting;
•	absence of affiliate transactions as would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;
•	delivery, validity, enforceability, sufficiency and lack of conditions precedent of the commitment letter (other than as expressly stated in the commitment letter);
•	absence of events that would reasonably be expected constitute a breach or default under the commitment letter;
•
HNI not having any reason to believe that the conditions to the funding set forth in the commitment letter will not be satisfied or any knowledge that the financing will not be made available to HNI on the closing date of the merger in accordance with the terms of the commitment letter;

•
absence of side letters, arrangements or other agreements to which HNI or any of its subsidiaries is a party related to the financing, in each case, that would reasonably be expected to adversely affect the conditionality, enforceability, availability or principal amount of the financing, other than as expressly set forth in the commitment letter and fee letter, subject to certain exceptions;

•	organization of Merger Sub and absence of any business activities conducted by Merger Sub;
•	pending and threatened legal proceedings;
•	permits relating to the operation of the business of HNI and its subsidiaries;
•	broker’s, financial advisory, finder’s and similar fees paid in connection with the merger and the other transactions contemplated by the merger agreement; and
•	acknowledgment as to the absence of any representations and warranties made by Kimball other than those expressly set forth in the merger agreement.

The representations and warranties in the merger agreement do not survive the closing of the merger or termination of the merger agreement.
Material Adverse Effect
Under the merger agreement, a material adverse effect means, with respect to either Kimball or HNI, any effect, change, event, occurrence or development that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, condition or results of operations of such party and its subsidiaries, taken as a whole, but not including effects, changes, events, occurrences or developments to the extent attributable to the following:
•	general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;
•
conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•	conditions (or changes in such conditions) in the industries in which such party and its subsidiaries conduct business;
•
political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

•
earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, disease outbreaks, pandemics (including, for the avoidance of doubt, any effect resulting from, arising in connection with or otherwise related to COVID-19), public health emergencies, widespread occurrences of infectious disease or other comparable events, and any other force majeure events in the United States or any other country or region in the world;

•
the announcement of the merger agreement or the pendency or consummation of the transactions contemplated thereby, including the identity of the other party (provided, that this clause does not apply with respect to any representation or warranty in the merger agreement that is expressly intended to address the consequences of the execution, delivery or performance of the merger agreement or the consummation of the transactions contemplated by the merger agreement or with respect to any condition to closing to the extent such condition relates to such representations and warranties);

•
any actions taken or failure to take action, in each case, to which the other party has expressly approved, consented to or requested in each case in writing, or the taking of any action expressly required by the merger agreement (other than the general requirement to operate in the ordinary course of business), or the failure to take any action expressly prohibited by the merger agreement;

•	changes in law or other legal or regulatory conditions or change in GAAP or other accounting standards (or the interpretation thereof);
•
changes in the party’s stock price or the trading volume of the party’s stock, or any failure by the party to meet any public estimates or expectations of the party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the party or any of its subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from the definition of material adverse effect); and

•
any actions made or brought by any of the current or former shareholders of the party (on their own behalf or on behalf of such party) against any party or any of their respective directors or officers arising out of the merger or in connection with any other transactions contemplated by the merger agreement; provided that, in the case of the first, second, third, fourth, fifth and eighth bullets listed above, if any such effect, change, event, occurrence or development has had a disproportionate adverse impact on the party relative to other companies of comparable size to the party operating in the industry in which the party operates, then the incremental impact of such event will be taken into account for the purpose of determining whether a material adverse effect has occurred or may, would or could occur.
Conditions to Completion of the Merger
The obligations of each of HNI, Kimball and Merger Sub to effect the merger are subject to the satisfaction at or prior to the effective time of each of the following conditions, any and all of which may be waived in whole or in part by Kimball, HNI and Merger Sub to the extent permitted by applicable law:
•	the Kimball shareholder approval having been duly obtained under the Act and the articles of incorporation and bylaws of Kimball;
•	the waiting period (including any extension thereof) applicable to the consummation of the merger under the HSR Act having expired or been terminated without the imposition of a burdensome condition;
•	absence of any order or law, entered, enacted, promulgated, enforced or issued by any governmental entity of competent jurisdiction making illegal or prohibiting consummation of the merger;
•	this registration statement on Form S-4 being declared effective by the SEC under the Securities Act and not being subject to any stop order or actions by or before the SEC seeking a stop order; and
•
the shares of HNI common stock issuable to the holders of shares of Kimball common stock pursuant to the merger agreement having been authorized for listing on the NYSE, subject to official notice of issuance.

In addition, the obligations of each of HNI, Kimball and Merger Sub to complete the merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver of the following conditions:
•	accuracy as of the closing date of the merger of the representations and warranties made by the other party to the extent specified in the merger agreement;
•
the other party’s performance or compliance in all material respects with the covenants and agreements contained in the merger agreement required to be performed or complied with by such other party prior to or on the closing date of the merger;

•	the absence of any effect, change, event, occurrence or development which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the other party; and
•	receipt of a certificate signed by a duly authorized executive officer of the other party certifying that the conditions above have been satisfied.
None of HNI, Merger Sub nor Kimball may rely on the failure to satisfy any conditions to the closing of the merger in order to excuse it from its obligation to effect the merger if such failure was caused by such party’s breach in any material respect of any provision of the merger agreement.
Termination of the Merger Agreement
The merger agreement may be validly terminated only as follows:
•	by the mutual written consent of each of HNI and Kimball at any time prior to the effective time of the merger (whether prior to or after obtaining the Kimball shareholder approval);
•	by either HNI or Kimball:
○
at any time prior to the effective time (whether prior to or after obtaining the Kimball shareholder approval) if any order or law preventing the consummation of the merger is in effect, or prohibits, makes illegal or enjoins the consummation of the merger and has become final and non-appealable, in each case such that the closing conditions set forth in the merger agreement cannot be satisfied; provided that the right to terminate the merger agreement due to the illegality of the merger will not be available to any party that has not complied in all material respects with its obligations under the merger agreement;

○
if the effective time has not occurred by 5:00 p.m., Eastern Time, on September 7, 2023 (the “termination date”); provided, that if as of 5:00 p.m. on the termination date, the merger has not been consummated due to certain closing conditions in the merger agreement relating to antitrust law not being satisfied (or to the extent permissible, waived), but all other closing conditions of the parties have been satisfied (or to the extent permissible, waived), then the termination date will be automatically extended, without any action on the part of any party to the merger agreement, to 5:00 p.m. New York City time on December 7, 2023 (and if so extended, such date and time shall be the “termination date”) (such termination, an “End Date Termination”); provided, the right to terminate the merger agreement due to the occurrence of the termination date will not be available to (1) HNI, if Kimball has the valid right to terminate the merger agreement in connection with a breach of the merger agreement by HNI (as described below); or (2) Kimball, if HNI has the valid right to terminate the merger agreement in connection with a breach of the merger agreement by Kimball (as described below); or

○
at any time prior to the effective time, if Kimball fails to obtain the Kimball shareholder approval at the special meeting (or any adjournment or postponement thereof) at which a vote is taken on the merger, except that the right to terminate the merger agreement due to a failure to obtain the Kimball shareholder approval will not be available to any party whose action or failure to act (which action or failure to act constitutes a breach by such party of the merger agreement) has been the cause of, or resulted in, the failure to obtain Kimball shareholder approval at the special meeting (or any adjournment or postponement thereof) (such termination, a “Shareholder Approval Termination”);

•	by HNI:
○
if, whether prior to or after the receipt of the Kimball shareholder approval, there has been a breach by Kimball of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the closing conditions in the merger agreement would not be satisfied (and such breach is not curable prior to the termination date, or if curable prior to the termination date, has not been cured within the earlier of (i) 30 days after the giving of notice of such breach by HNI to Kimball or (ii) three business days prior to the termination date); provided, that the right to terminate the merger agreement under this clause will not be available if HNI is, at the time, in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the closing conditions in the merger agreement would not be satisfied; or

○
by HNI, prior to the time Kimball shareholder approval is obtained, if (i) the Kimball Board (or a committee thereof) has effected a Kimball Board Recommendation Change; or (ii) Kimball has committed a material breach of its no solicitation obligations (and such breach is not curable, or if curable, has not been cured within five business days after the receipt of written notice thereof to Kimball from HNI) (such termination, a “Recommendation Change Termination”); or

•	by Kimball:
○
whether prior to or after obtaining the Kimball shareholder approval, if there has been a breach by HNI of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the closing conditions in the merger agreement would not be satisfied (and such breach is not curable prior to the termination date, or if curable prior to the termination date, has not been cured within the earlier of (i) 30 days after Kimball gave notice of such breach to HNI or (ii) three business days prior to the termination date), provided, that the right to terminate the merger agreement under this clause will not be available if Kimball is, at the time, in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the closing conditions in the merger agreement would not be satisfied (such termination, an “HNI Breach Termination”); or

○
prior to obtaining the Kimball shareholder approval, if each of the following occurs: (i) Kimball receives a superior proposal, (ii) the Kimball Board authorizes Kimball to enter into an alternative acquisition agreement to consummate such superior proposal and Kimball enters into such acquisition agreement and (iii) Kimball pays the Kimball termination fee to HNI in accordance with the merger agreement (such termination, a “Superior Proposal Termination”).

The party terminating the merger agreement must deliver prompt written notice thereof to the other party setting forth in reasonable detail the provision pursuant to which the merger agreement is being terminated and the facts and circumstances forming the basis for such termination.
Effect of Termination
If the merger agreement is terminated as described above, the merger agreement will have no further effect, and there will be no liability on the part of any party, except that:
•
certain provisions contained in the merger agreement with respect to the effect of termination, confidentiality and public disclosure, termination fees, and certain other miscellaneous provisions will survive the termination of the merger agreement; and

•	no termination will relieve any party from any liability for any fraud or willful breach prior to the termination of the merger agreement.
Termination Fees
Kimball is required to pay HNI a termination fee of $15,768,265 (the “Kimball termination fee”) in the event the merger agreement is terminated:
•
(A) pursuant to (I) an End Date Termination or (II) a Shareholder Approval Termination; (B) an acquisition proposal has been publicly announced or disclosed and not withdrawn or otherwise abandoned prior to the date of the special meeting; and (C) within one year following the termination of the merger agreement pursuant to the preceding clause (A), Kimball enters into an alternative acquisition agreement (provided that for purposes of this paragraph, all references to “20%” in the definition of “acquisition proposal” will be deemed to be references to “50%”) providing for the consummation of any transaction or series of related transactions (other than the merger) involving an acquisition proposal (an “acquisition transaction”), or Kimball consummates an acquisition transaction;

•	pursuant to a Recommendation Change Termination; or
•	pursuant to a Superior Proposal Termination;
HNI is required to pay Kimball a termination fee of $24,258,870 (the “HNI termination fee”) in the event of the merger agreement is terminated:
•	by Kimball pursuant to an HNI Breach Termination, or
•	by HNI pursuant to an End Date Termination, if at such time Kimball could have validly terminated the merger agreement pursuant to an HNI Breach Termination.
In the event the termination fee becomes due, the breaching party shall pay the termination fee to the non-breaching party in accordance with the payment instructions provided by the non-breaching party. Subject to the effects described above under the heading “—Effect of Termination” beginning on page 100, HNI and Kimball have agreed that that any amount payable by HNI or Kimball pursuant to the termination provisions in the merger agreement, including the Kimball termination fee and the HNI termination fee, does not constitute a penalty, but rather shall constitute liquidated damages in a reasonable amount that will compensate the parties for the disposition of their respective rights under the merger agreement in the circumstances in which such amounts are due and payable.
Nothing discussed under the heading “Termination of the Merger Agreement” will relieve HNI or Merger Sub from liability for (1) any fraud or willful breach of the merger agreement, or (2) any breaches of the Confidentiality Agreement; provided that under no circumstances will the collective monetary damages payable by HNI, Merger Sub or any of their affiliates for breaches (including any willful breach or fraud) under the merger agreement (taking into account the payment of HNI termination fee pursuant to the merger agreement) exceed $24,258,870 in the aggregate plus any enforcement expenses (as hereinafter defined), if any, and the HNI reimbursement obligations, if any (collectively, the “HNI Liability Limitation”). Kimball has agreed that in no event will it seek or obtain, nor will it permit any of its representatives or any other person acting on its behalf to seek or obtain, nor will any person be entitled to seek or obtain, any monetary recovery or award in excess of HNI Liability Limitation, and in no event will Kimball be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of HNI Liability Limitation against HNI for, or with respect to, the merger agreement or the transactions contemplated by the merger agreement (including any breach by HNI or Merger Sub), the termination of the merger agreement, the failure to consummate the merger or any claims or actions under applicable law arising out of any such breach, termination or failure.
Nothing discussed under the heading “Termination of the Merger Agreement” will relieve Kimball and its subsidiaries from liability for any willful breach of the merger agreement or for any breaches of the Confidentiality Agreement; however, the collective monetary damages payable by Kimball for breaches under the merger agreement (taking into account the payment of Kimball termination fee pursuant to the merger agreement) will not exceed $15,768,265 plus enforcement expenses in the aggregate for all such breaches (the “Kimball Liability Limitation”). HNI has agreed that in no event will it seek or obtain, nor will it permit any its representatives or any other person acting on its behalf to seek or obtain, nor will any person be entitled to seek or obtain, any monetary recovery or award in excess of Kimball Liability Limitation, and in no event will HNI or Merger Sub be entitled to seek or obtain consequential, special, indirect or punitive damages, in excess of Kimball Liability Limitation against Kimball for, or with respect to, the merger agreement or the merger, the termination of the merger agreement, the failure to consummate the merger or any claims or actions under applicable law arising out of any such breach, termination or failure.
Kimball, its subsidiaries and each of their controlled affiliates has agreed (1) that any actions, whether in law or in equity, whether in contract or in tort or otherwise, involving the financing source parties (as defined below), arising out of or relating to the merger agreement, the financing or any of the agreements (including any applicable commitment letter) entered into in connection with the financing or any of the transactions contemplated thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party to the merger agreement irrevocably submits itself and its property with respect to any such actions to the exclusive jurisdiction of such court, (2) that any such action described in the preceding clause (1) above shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any applicable commitment letter or other applicable definitive document relating to the financing, (3) not to bring or support or permit any of its controlled affiliates to bring or support any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any financing source party in any way arising out of or relating to merger agreement, the financing, any commitment letter relating to the merger agreement or any of the transactions contemplated thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (4) that it irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such court, (5) that it knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any actions brought against the Debt Financing Sources Related Parties in any way arising out of or relating to the merger agreement, the financing, any commitment letter relating to the merger agreement or any of the transactions contemplated thereby or the performance of any services thereunder and (6) that (and each other party to the merger agreement agrees that) the financing source parties are express third-party beneficiaries of, and may enforce, any of the provisions of this paragraph (and any other provision of the merger agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this paragraph).
Expenses
Except as set forth below, all fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such fees and expenses whether or not the merger is consummated. HNI or the surviving corporation will be responsible for all fees and expenses of the paying agent.
If either party fails to promptly pay any amount due pursuant to the provisions in the merger agreement governing fees and expenses following termination of the merger agreement and, in order to obtain such payment, the payee party commences an action that results in a judgment against the payor party for the amount set forth in termination provisions of the merger agreement or any portion thereof, the payor party will pay to the payee party its reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented attorneys’ fees) in connection with such action, together with interest on such amount or portion thereof at the annual rate of equal to the prime rate as published in the Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable law (collectively, the “enforcement expenses”). All payments under the fees and expenses shall be made by the payor party to the payee party by wire transfer of immediately available funds to an account designated in writing by the payee party.
Amendments; Waivers
Subject to applicable law, the merger agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of HNI, Merger Sub and Kimball (pursuant to authorized action by the Kimball Board (or a committee thereof)), except that in the event that Kimball has received Kimball shareholder approval, no amendment may be made to the merger agreement that requires the approval of Kimball’s shareholders pursuant to the Act without such approval.
At any time and from time to time prior to the effective time, any party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant to the merger agreement; and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such party. Any delay in exercising any right pursuant to the merger agreement will not constitute a waiver of such right.
However, no amendment, waiver or other modification may be made to certain sections of the merger agreement that would be adverse in any material respect to the financing source parties without the consent of the financing source parties.
Governing Law; Jurisdiction; Waiver of Jury Trial
The merger agreement is governed by and shall be construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware, except in each case to the extent the provisions of the Act are mandatorily applicable to the merger.
Except for certain actions brought against the financing sources or the financing source parties (which shall be treated as described above in the last paragraph under the heading “Termination of the Merger Agreement — Effect of Termination”), each of the parties to the merger agreement (i) consents to submit itself to the exclusive personal jurisdiction of the United States District Court for the Southern District of New York or in any state court located in New York, New York, and any appellate court from any of the foregoing, in any action arising out of or relating to the merger agreement or any of the transactions contemplated by the merger agreement, (ii) agrees that all claims in respect of such action shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees not to bring any action arising out of or relating to the merger agreement or any of the transactions contemplated by the merger agreement in any other court. Each of the parties to the merger agreement waives any defense of inconvenient forum to the maintenance of any action so brought and waives any bond, surety or other security that might be required of any other person with respect to the merger agreement. Any party to the merger agreement may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in the merger agreement. Nothing in the merger agreement shall affect the right of any person to serve legal process in any other manner permitted by law.
Specific Performance
Each of Kimball and HNI have agreed that irreparable damage may occur in the event that any provision of the merger agreement is not performed in accordance with its specific terms or is otherwise breached, as money damages or other legal remedies, even if available, may not be an adequate remedy for any such damages, including if the parties to the merger agreement fail to take any action required of them thereunder to consummate the merger agreement. Kimball and HNI have agreed that in the event of any breach or threatened breach by Kimball, on the one hand, or HNI and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in the merger agreement, the non-breaching party shall be entitled to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of the merger agreement by the other (as applicable), and to specifically enforce the terms and provisions of the merger agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the merger agreement. The parties have agreed that any party seeking an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.
The parties acknowledge and agree that (i) the termination provisions in the merger agreement shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (ii) the right to seek specific enforcement is an integral part of the transactions contemplated by the merger agreement and without that right, neither Kimball nor HNI would have entered into the merger agreement. It is explicitly agreed that, subject to the limitations set forth in the merger agreement and in the following paragraphs, Kimball shall have the right to seek an injunction, specific performance or other equitable remedies in connection with enforcing HNI’s and Merger Sub’s obligations to consummate the merger subject to the terms and conditions set forth in the merger agreement. Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any debt financing under the terms of the merger agreement, none of Kimball and its affiliates and their direct and indirect equityholders shall be entitled to directly seek the remedy of specific performance of the merger agreement against any financing source party. The parties have agreed that neither party shall raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the merger agreement, or to specifically enforce the terms and provisions of the merger agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the parties under the merger agreement.
Kimball, its subsidiaries and each of their controlled affiliates has agreed that none of the financing sources, their respective affiliates and the respective officers directors, employees, controlling persons, agents, advisors and other representatives and successors of the foregoing (which we refer to collectively as the “financing source parties”) will have any liability to Kimball or its subsidiaries or controlled affiliates or representatives relating to or arising out of the merger agreement, the financing, any commitment letter relating to the merger agreement, or the transactions contemplated thereby or the performance of any services thereunder, whether in contract or in tort or otherwise. Under no circumstances will Kimball be entitled to special, consequential, punitive or indirect damages or damages of a tortious nature from any financing source or financing source party.
Third-Party Beneficiaries
The merger agreement is not intended to, and shall not, confer upon any other person any rights or remedies thereunder, except:
•
as set forth in or contemplated by the terms and provisions of the merger agreement relating to indemnification and exculpation from liability for the directors and officers of Kimball (with respect to which the indemnified parties shall be third-party beneficiaries);

•
from and after the effective time, the rights of holders of shares of Kimball common stock, Kimball RSUs and Kimball PSUs to receive the consideration in each case in accordance with the terms and subject to the conditions set forth in the merger agreement; and

•	the rights of financing sources and the financing source parties under the merger agreement to enforce certain provisions against the HNI related parties and the Kimball related parties.

INFORMATION ABOUT THE COMPANIES
HNI
HNI is a manufacturer of workplace furnishings and residential building products, operating under two segments. The Workplace Furnishings segment is a leading global designer and provider of commercial furnishings, going to market under multiple unique brands including HON, Allsteel, Gunlocke, HBF, Design Public, Danish Design Store and HNI India. The Residential Building Products segment is the nation’s leading manufacturer and marketer of hearth products, which include a full array of gas, electric, wood, and pellet-burning fireplaces, inserts, stoves, facings and accessories. In 2022, HNI’s net sales were $2.36 billion and HNI’s net income was $123.9 million. HNI produces products in its manufacturing facilities in the United States, India and Mexico. HNI employs approximately 7,300 full-time and temporary members worldwide.
HNI is incorporated in Iowa. Its principal executive offices are located at 600 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071, and its telephone number is (563) 272-7400. HNI’s website address is www.hnicorp.com. Information contained on HNI’s website does not constitute part of this proxy statement/prospectus. HNI common stock is publicly traded on the NYSE, under the ticker symbol “HNI.” Additional information about HNI is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 148.
Kimball
Kimball International, Inc. was incorporated in the State of Indiana on August 24, 1939. Kimball is an omnichannel commercial furnishings company with deep expertise in the workplace, health and hospitality markets. Kimball combines a bold entrepreneurial spirit, a history of craftsmanship and today’s design-driven thinking alongside a commitment to a culture of caring and lasting connections with its customers, shareholders, employees and communities. For over 70 years, Kimball’s brands have seized opportunities to customize solutions into personalized experiences, turning ordinary spaces into meaningful places. Kimball’s family of brands includes Kimball, National, Etc., Interwoven, Poppin, Kimball Hospitality and D’style.
Kimball’s principal executive offices are located at 1600 Royal Street, Jasper, Indiana 47546, and its telephone number is (812) 482-1600. Kimball’s website address is www.kimballinternational.com. Information contained on Kimball’s website does not constitute part of this proxy statement/prospectus. Kimball’s stock is publicly traded on the Nasdaq, under the ticker symbol “KBAL”. Additional information about Kimball is included in documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 148.
Merger Sub
Merger Sub, a direct, wholly owned subsidiary of HNI, is an Indiana corporation incorporated on March 2, 2023, for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. The principal executive offices of Merger Sub are located at 600 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The unaudited pro forma condensed combined statement of operations illustrates the effects of the merger as if it had been completed on January 2, 2022, and the unaudited pro forma condensed combined balance sheet reflects the effects of the merger as if it had been completed on December 31, 2022. The historical consolidated financial information has been adjusted to give pro forma effect to events that are: (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact unless otherwise stated in the accompanying notes herein. The pro forma adjustments are preliminary and based on estimates of the purchase consideration, estimates of the fair value and useful lives of the assets acquired and liabilities assumed, and an estimated transaction close in mid-2023.
The acquisition of Kimball by HNI will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with HNI representing the acquiror under this guidance. In the unaudited pro forma condensed combined balance sheet, HNI’s costs to acquire Kimball have been allocated to the assets acquired and liabilities assumed, based upon management’s preliminary estimate of what their respective fair values would be as of the date of the merger. The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes herein. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For purposes of the pro forma information presented herein, the fair value of Kimball’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Any excess of the purchase price over the fair value of identified tangible and intangible assets acquired and liabilities assumed will be recognized as goodwill. Certain current market-based assumptions were used which will be updated upon completion of the merger. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for definitive measurement. Following the consummation of the merger, management will conduct a final review. As a result of that review, management may identify differences that, when finalized, could have a material impact on the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined statements of operations also include certain acquisition accounting adjustments, including items expected to have a continuing impact on the results of the combined company, such as increased amortization expense on acquired intangible assets. The unaudited pro forma condensed combined statements of operations do not include the impacts of any revenue, cost or other operating synergies that may result from the merger or any related restructuring costs that may be contemplated.
The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheets of HNI and Kimball as of December 31, 2022. HNI has a 52-to-53-week fiscal year that ends on the Saturday closest to the last day in December and Kimball has a fiscal year that ends on June 30. Due to the different fiscal years of HNI and Kimball, these periods were added and subtracted for Kimball such that the results for the 12 months ended December 31, 2022 could be derived and subsequently added to HNI’s historical results. The unaudited pro forma condensed combined statements of operations were prepared using:
•	the historical audited Consolidated Statement of Comprehensive Income of HNI for the year ended December 31, 2022;
•	the historical audited Consolidated Statement of Operations of Kimball for the year ended June 30, 2022;
•	the historical unaudited Condensed Consolidated Statement of Operations of Kimball for the six months ended December 31, 2022; and
•	the historical unaudited Condensed Consolidated Statement of Operations of Kimball for the six months ended December 31, 2021.
Both HNI and Kimball’s historical audited and unaudited consolidated financial statements were prepared in accordance with U.S. GAAP. The historical Kimball consolidated financial statements included within the unaudited pro forma condensed combined balance sheet and statements of income include certain reclassifications that were made to conform Kimball’s financial statement presentation to that of HNI. Refer to Note 3—Pro Forma Reclassification Adjustments for more details.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022
	HNI Corporation	Kimball International, Inc.	Reclassification Adjustments (Note 3)	Note	Transaction Accounting Adjustment (Note 5)	Note	Combined Pro Forma	Note
	(In millions, except per share amounts)
Net sales	$2,361.8	$718.6	—		—		$3,080.4
Cost of sales	$1,526.9	$477.1	$(64.7)	A, B	—		$1,939.3
Gross profit	$834.9	$241.5	$64.7		—		$1,141.1
Selling and administrative expenses	$723.4	$210.4	$64.7	A, B	$46.1	A, B, D	$1,044.6
Other operating (income) expense	—	$(6.8)	—		—		$(6.8)
Gain on sale of subsidiary	$(50.4)	—	—		—		$(50.4)
Restructuring and impairment charges	$6.7	$46.8	—		—		$53.4
Operating income (loss)	$155.2	$(8.8)	—		$(46.1)		$100.2
Interest expense and other, net	$8.8	$4.4	—		$13.3	C	$26.5
Income (loss) before income taxes	$146.4	$(13.3)	—		$(59.4)		$73.7
Income tax expense	$22.5	$5.6	—		$(14.3)	E	$13.8
Net income (loss)	$123.9	$(18.9)	—		$(45.2)		$59.8
Less: Net income (loss) attributable to non-controlling interest	$(0.0)	—	—		—		$(0.0)
Net income attributable to HNI Corporation	$123.9	$(18.9)	—		$(45.2)		$59.8

Average number of common shares outstanding – basic	41.7						46.5	F
Net income attributable to HNI Corporation per common share – basic	$2.97						$1.29	F

Average number of common shares outstanding – diluted	42.2						47.2	F
Net income attributable to HNI Corporation per common share – diluted	$2.94						$1.27	F

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2022
	HNI Corporation	Kimball International, Inc.	Reclassification Adjustments (Note 3)	Transaction Accounting Adjustment (Note 4)	Note	Combined Pro Forma
	(In millions)
Assets
Current Assets:
Cash and Cash Equivalents	$17.4	$14.1	—	$(12.1)	A	$19.4
Receivables, net	$215.2	$60.1	—	—		$275.3
Inventories, net	$180.1	$104.8	—	—	F	$284.9
Prepaid Expenses and Other Current Assets	$56.4	$15.5	—	$(1.9)	C	$70.1
Total Current Assets	$469.2	$194.5	—	$(13.9)		$649.7

Net Property, Plant, and Equipment	$352.5	$95.6	—	—	F	$448.1
Right-of-use Lease Assets	$99.8	$13.2	—	—	F	$112.9
Goodwill and Other Intangible Assets, net	$439.8	$63.7		$327.6	B	$831.1
Other Assets	$53.2	$31.2	—	$(1.2)	C	$83.2
Total Assets	$1,414.5	$398.2	—	$312.4		$2,125.2

Liabilities and Equity:
Current Liabilities:
Accounts payable and accrued expenses	$367.7	$126.2	—	—		$493.8
Other current liabilities	$27.4	$9.4	—	—		$36.8
Total Current Liabilities	$395.1	$135.6	—	—		$530.7

Long-Term Debt	$188.8	$60.0	—	$354.5	C	$603.3
Long-Term Lease Obligations	$86.5	$12.0	—	—		$98.6
Other Long-Term Liabilities	$127.3	$13.4	—	$44.0	D	$184.7

Equity:
Capital Stock:
Preferred Stock	—	—	—	—	—	—
Common Stock	$41.4	$2.1	—	$2.6	E	$46.2
Treasury Stock	—	$(70.6)	—	$70.6	E	—

Additional Paid-in Capital	$49.1	$7.8	—	$114.7	E	$171.6
Retained Earnings	$534.0	$233.6	—	$(269.7)	E	$497.9
Accumulated Other Comprehensive Loss	$(8.0)	$4.3	—	$(4.3)	E	$(8.0)
Total Shareholders’ Equity	$616.5	$177.2	—	$(86.1)		$707.6

Non-controlling Interest	$0.3	—	—	—		$0.3

Total Equity	$616.8	$177.2	—	$(86.1)		$707.9

Total Liabilities and Equity	$1,414.5	$398.2	—	$312.4		$2,125.2

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(In millions except for per share data, unless indicated otherwise)
Note 1. DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION
The Transaction
On March 7, 2023, HNI, Merger Sub and Kimball entered into the merger agreement, which provides that upon the terms and subject to the satisfaction (or, to the extent permitted by applicable law and in accordance with the merger agreement, waiver) of the conditions to the merger set forth in the merger agreement and described in this proxy statement/prospectus, at the closing of the merger, Merger Sub will merge with and into Kimball, with Kimball continuing as the surviving corporation and a direct, wholly owned subsidiary of HNI. The transactions are expected to be completed in mid-2023.
At the completion of the merger, each share of Kimball common stock that is issued and outstanding immediately prior to the completion of the merger (other than excluded shares) will be converted into the right to receive the merger consideration. Immediately following completion of the merger, it is estimated that former holders of Kimball common stock will own approximately 10% and pre-merger holders of HNI common stock will own approximately 90% of the common stock of HNI.
Pro Forma Adjustments
The unaudited pro forma condensed combined statement of operations illustrates the effects of the merger as if it had been completed on January 2, 2022, and the unaudited pro forma condensed combined balance sheet reflects the effects of the merger as if it had been completed on December 31, 2022. The historical consolidated financial information has been adjusted to give pro forma effect to events that are: (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact unless otherwise stated in these accompanying notes. The pro forma adjustments are preliminary and based on estimates of the purchase consideration, estimates of the fair value and useful lives of the assets acquired and liabilities assumed, and an estimated transaction close in mid-2023.
The acquisition of Kimball by HNI will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with HNI representing the acquiror under this guidance. In the unaudited pro forma condensed combined balance sheet, HNI’s costs to acquire Kimball have been allocated to the assets acquired and liabilities assumed, based upon management’s preliminary estimate of what their respective fair values would be as of the date of the merger. The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes herein. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For purposes of the pro forma information presented herein, the fair value of Kimball’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Any excess of the purchase price over the fair value of identified tangible and intangible assets acquired and liabilities assumed will be recognized as goodwill. Certain current market-based assumptions were used which will be updated upon completion of the merger. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for definitive measurement. Following the consummation of the merger, management will conduct a final review. As a result of that review, management may identify differences that, when finalized, could have a material impact on the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined statements of operations also include certain acquisition accounting adjustments, including items expected to have a continuing impact on the results of the combined company, such as increased amortization expense on acquired intangible assets. The unaudited pro forma condensed combined statements of operations do not include the impacts of any revenue, cost or other operating synergies that may result from the merger or any related restructuring costs that may be contemplated.

Historical Information
The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheets of HNI and Kimball as of December 31, 2022. HNI has a 52-to-53-week fiscal year that ends on the Saturday closest to the last day in December and Kimball has a fiscal year that ends on June 30. The unaudited pro forma condensed combined statements of operations were prepared using:
•	the historical audited Consolidated Statement of Comprehensive Income of HNI for the year ended December 31, 2022;
•	the historical audited Consolidated Statement of Operations of Kimball for the year ended June 30, 2022;
•	the historical unaudited Condensed Consolidated Statement of Operations of Kimball for the six months ended December 31, 2022;
•	the historical unaudited Condensed Consolidated Statement of Operations of Kimball for the six months ended December 31, 2021.
Both HNI and Kimball’s historical audited and unaudited consolidated financial statements were prepared in accordance with U.S. GAAP. The historical Kimball consolidated financial statements included within the unaudited pro forma condensed combined balance sheet and statements of income include certain reclassifications that were made to conform Kimball’s financial statement presentation to that of HNI. Refer to Note 3—Pro Forma Reclassification Adjustments for more details.
Amounts throughout the notes are denoted in millions unless otherwise stated.
Note 2. ESTIMATED PURCHASE CONSIDERATION AND PRELIMINARY PURCHASE PRICE ALLOCATION
The estimated preliminary purchase price has been measured using the closing market price of HNI common stock as of April 10, 2023 (in millions, except share amounts):
Assumptions
HNI Stock price	$26.62
Cash consideration per share per merger agreement	$9.00
Equivalent share amount per merger agreement	0.1301
	Kimball Shares	HNI Shares Exchanged	Fair Value	Consideration
Cash Consideration:
Shares of Kimball common stock issued and outstanding(1)	36,407,670		$327.7
Kimball equivalent shares	493,040		5.1
Total number of Kimball shares for cash consideration	36,900,710		$332.8	Cash
Share Consideration:
Shares of Kimball common stock issued and outstanding(1)	36,407,670	4,736,638	$126.1
Kimball equivalent shares	340,701	44,325	1.2
Total number of Kimball shares for share consideration	36,748,371	4,780,963	$127.3	HNI common stock
Replacement Share-Based Awards:
Outstanding awards of Kimball restricted stock units relating to Kimball common stock	463,856	226,853	$3.0	HNI restricted stock units
Other Consideration:
Consideration for payment to settle Kimball’s outstanding debt			$55.0
Total estimated preliminary purchase consideration			$518.1
(1)	The number of shares of Kimball common stock issued and outstanding is as of April 11, 2023.

Upon consummation of the merger, each Kimball Time-Based RSU Award will be converted into a restricted stock unit award, on the same terms and conditions (including vesting and forfeiture, but subject to potential accelerated vesting upon certain terminations of employment), with respect to a number of shares of HNI common stock, determined by multiplying (i) each share of Kimball common stock subject to such Kimball restricted stock unit award by (ii) the sum of (A) the exchange ratio and (B) the quotient of the sum of the cash consideration plus the dividend equivalents accrued on such award, divided by the HNI Share Price. However, if the effective time of the merger occurs prior to June 30, 2023, the tranche of each Kimball Time-Based RSU Award that is scheduled to vest on June 30, 2023 will, at the effective time of the merger, vest and be cancelled and converted into the right to receive from HNI (shortly following the effective time of the merger), in respect of each share of Kimball common stock subject to such vesting tranche, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (A) the cash consideration plus the dividend equivalents that have accrued thereon, and (B) the HNI Share Price multiplied by the Exchange Ratio.
Each Kimball RTSR Award will vest at the effective time of the merger at a pro rata portion of the target number of shares subject to such award, based on the portion of the performance cycle then completed, and each Kimball EPS Award will vest at the effective time of the merger at the target number of shares subject to such award. In each case, the full award will automatically be cancelled and converted into the right to receive from HNI (shortly following the effective time of the merger), in respect of each share of Kimball common stock subject to the vested portion of such cancelled award, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (i) the cash consideration, plus (ii) the HNI Share Price multiplied by the Exchange Ratio.
For the purpose of the unaudited pro forma condensed combined financial statements, the portion of fair-value-based measure of the acquiree award that relates to the pre-combination service period was included in consideration transferred. The excess value of the replacement HNI awards as well as the fair-value-based measure of the acquiree award related to the post combination service period was recorded as a post-combination compensation cost over the remaining service term.
In accordance with ASC 805, the fair value of the equity securities issued as part of the merger consideration will be measured on the closing date of the merger at HNI’s then-current market price. This requirement will likely result in a purchase consideration amount that is different than the estimated amounts presented in the unaudited pro forma condensed combined financial statements, herein, and that difference may be material. Fluctuations in the price per share of HNI common stock will not impact the number of shares of HNI common stock issued at close of the merger. A change of 10% in the per share price of HNI’s common stock would increase or decrease the consideration paid as follows, with a corresponding increase or decrease in goodwill and other balances recorded in connection with the merger (in millions, except stock price):
	Stock Price	Purchase Price	Fair Value
As presented in pro forma combined results	$26.62	$518.1	$196.3
10% increase in the price per share of HNI common stock	$29.28	$530.9	$209.1
10% decrease in the price per share of HNI common stock	$23.96	$505.2	$183.4

The following table sets forth a preliminary allocation of the estimated purchase consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Kimball using Kimball’s unaudited condensed consolidated balance sheet as of December 31, 2022, with the excess recorded to goodwill.
A fair value adjustment was made to intangible assets. Additional adjustments to Kimball’s remaining assets and liabilities may also be necessary; however, at this time, HNI has limited knowledge as to the specific details and nature of those assets and liabilities necessary in order to make adjustments to those values. HNI believes that the Kimball book values for these assets represent reasonable estimates of fair value or net realizable value, as applicable.
Assets acquired
Cash and cash equivalents	$14.1
Accounts receivable	$60.1
Inventories	$104.8
Other current assets	$15.5
Property and equipment	$95.6
Right-of-use assets	$13.2
Intangible assets	$195.0
Other noncurrent assets	$31.2
Total assets acquired	$529.5
Liabilities assumed
Accounts payable	$57.2
Other current liabilities	$78.3
Lease liabilities	$12.0
Other liabilities	$13.4
Total liabilities assumed	$160.9
Net assets acquired, excluding goodwill	$368.6
Deferred tax liability adjustment on the fair value of purchased intangibles, net	$(46.8)
Total estimated preliminary purchase consideration	$518.1
Goodwill	$196.3
Note 3. PRO FORMA RECLASSIFICATION ADJUSTMENTS
The unaudited pro forma condensed combined financial information has been prepared using HNI’s significant accounting policies as set forth in HNI’s audited consolidated financial statements for the fiscal year ended December 31, 2022. During the preparation of the unaudited pro forma condensed combined financial information, HNI performed an initial review of the accounting policies of Kimball to determine if differences in accounting policies require reclassification or adjustment to conform to HNI’s accounting policies and classifications. During the preparation of these unaudited pro forma condensed combined financial statements, HNI did not become aware of any material differences between the accounting policies of HNI and Kimball, except for certain reclassifications necessary to conform to HNI’s financial statement presentation.
The following describes the adjustments and reclassifications made in the preparation of the unaudited pro forma condensed combined financial statements:
A.
Reclassification of Kimball outbound freight and distribution expenses from Cost of sales to Selling and administrative expenses to conform with HNI’s financial statement line item presentation. Both presentations are acceptable under GAAP.

B.	Reclassification of certain Kimball warranty expenses from Selling and administrative expenses to Cost of sales to conform with HNI’s financial statement line item presentation.
Upon completion of the merger, a more comprehensive review of accounting policies of Kimball will be performed, which may identify other differences in the accounting policies of HNI and Kimball that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

Note 4. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENTS
A.
Represents adjustments to the combined company cash balance to complete and fund the merger, including (i) net proceeds from HNI’s new debt and subsequent Kimball debt payoff, (ii) estimated cash consideration to be paid at the closing of the merger, and (iii) HNI and Kimball transaction costs to be paid:

As of December 31, 2022
Proceeds from HNI's new debt	$416.9
Cash consideration paid upon merger	$(332.8)
Settlement of interest rate swap	$2.6
HNI and Kimball transaction costs	$(38.9)
Extinguishment of certain existing indebtedness of Kimball	$(60.0)
Net adjustment to cash and cash equivalents	$(12.1)
B.	Represents the net adjustment to goodwill, as well as the adjustment to record net intangible assets to estimated fair value based on preliminary purchase price allocation, as follows:
As of December 31, 2022
Elimination of Kimball’s historical goodwill	$(11.2)
Goodwill to be recorded based on the estimated preliminary purchase price allocation	$196.3
Net adjustment to goodwill	$185.1
	As of December 31, 2022	Estimated remaining useful life
Estimated fair value of identifiable intangible assets acquired	$195.0	10
Elimination of Kimball’s historical intangible assets	$(52.6)
Net adjustment to intangible assets	$142.4

Net adjustment to goodwill and intangibles, net	$327.6
C.	HNI intends to finance the merger with a combination of cash on hand and debt financing, which could include Revolving Loans and Term Loans.
On March 7, 2023, in connection with the merger agreement, HNI entered into a commitment letter with the Debt Commitment Parties, pursuant to which, subject to the terms and conditions set forth therein, the Debt Commitment Parties have committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of up to $440.0 million (the “Bridge Facility”). The funding of the Bridge Facility provided for in the commitment letter is subject to the satisfaction of customary conditions, including the consummation of the merger in accordance with the merger agreement and the execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the commitment letter.
On March 14, 2023, HNI entered into a First Amendment to Fourth Amended and Restated Credit Agreement (the “First Amendment”), which amends the Fourth Amended and Restated Credit Agreement (the “Revolving Credit Agreement”) among HNI, as borrower, certain domestic subsidiaries of HNI, as guarantors, certain lenders and Wells Fargo Bank, National Association, as administrative agent. The First Amendment amends the Revolving Credit Agreement to, among other things, make $160.0 million of the commitments under the Revolving Credit Agreement (the “Revolving Facility,” and the loans thereunder, the “Revolving Loans”) available for, subject to the satisfaction of certain limited conditions (including the consummation of the merger in accordance with the merger agreement), the consummation of the merger.
On March 31, 2023, HNI entered into a Term Loan Credit Agreement (the “Term Loan Credit Agreement”), by and among HNI, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent. The Term Loan Credit Agreement provides for an unsecured delayed draw term loan facility in the aggregate principal amount of $280.0 million (the “Term Loan Facility,” and the loans thereunder, the “Term Loans”). Subject to the satisfaction of certain limited conditions (including the consummation of the merger in accordance with the merger agreement), the loans under the Term Loan Credit Agreement may be borrowed and the proceeds used by HNI solely for the consummation of the merger.
The commitments under the Bridge Facility were replaced by the commitments under the Revolving Facility and the Term Loan Facility. In connection with the merger, HNI currently expects to terminate Kimball’s existing credit facility with JPMorgan Chase Bank, National Association and the related interest rate swap arrangements.
Adjustments to long-term debt and related balances, including unamortized debt issuance costs and interest rate swap, include the following:
As of December 31, 2022
HNI proceeds from issuance of new debt, net of issuance costs	$414.5
Extinguishment of existing indebtedness of Kimball	$(60.0)
Net adjustment to debt	$354.5

Deduct existing unamortized debt issuance costs of Kimball	$(0.4)
Deduct short-term portion of swap asset of Kimball	$(1.4)
Net adjustment to Prepaids and other current assets	$(1.9)
Deduct long-term portion of swap asset of Kimball	$(1.2)
D.	Represents the adjustment to long-term deferred income tax liabilities, as follows:
As of December 31, 2022
Deferred tax liability adjustment on the fair value of purchased intangibles	$46.8
Deferred tax asset on the pro forma adjustment for transaction costs	$(2.8)
Net adjustment to long-term deferred income tax liabilities	$44.0
Goodwill arising from the acquisition is not expected to be deductible for tax reporting purposes and no deferred taxes have been provided. Because HNI has not completed financial or tax due diligence, no additional adjustments to Kimball’s historical deferred tax balances are reflected in the unaudited pro forma condensed combined balance sheet. Additional adjustments to Kimball’s historical deferred tax balance may be necessary and those adjustments may be material.
E.
Represents adjustments to shareholders’ equity accounts to eliminate historical Kimball balances, increase common stock and additional paid-in capital of the combined company for the estimated fair value of HNI stock consideration, and adjust retained earnings of the combined company as a result of pro forma adjustments to net income incurred at closing.

As of December 31, 2022
Elimination of Kimball’s historical retained earnings	$(233.6)
Effect of transaction costs and other adjustments to net income	(36.1)
Net adjustment to retained earnings	$(269.7)

Elimination of Kimball’s historical common stock	$(2.1)
Estimated HNI common stock issued for purchase consideration	$4.8
Net adjustment to common stock	$2.6

Elimination of Kimball’s historical treasury stock	$(70.6)

Elimination of Kimball’s historical AOCI balance	$(4.3)

Elimination of Kimball’s historical APIC balance	$(7.8)
Estimated APIC recorded for HNI common stock issued for purchase consideration	$122.5
Net adjustment to APIC	$114.7

F.
No adjustments to the carrying value of Kimball's inventory, property, plant, and equipment, or right-of-use lease assets were estimated as HNI does not yet have sufficient information as to the types, nature, age, and condition of these assets to estimate fair value.

Note 5. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS ADJUSTMENTS
A.
Reflects share-based compensation expense related to unvested Kimball equity awards that will be converted into an award in respect of a number of shares of HNI at close, as described within the merger agreement. Unvested Kimball equity awards expected to be converted to HNI equity awards have been remeasured, with a portion of the value attributed to purchase consideration and a portion attributed to expense over the remaining post-close service period. The pro forma adjustment to share-based compensation is as follows:

Twelve months ended December 31, 2022
Selling and administrative expense	$2.0
The value of the awards included in the share-based compensation expense above are estimates and subject to change based on the market price of HNI and Kimball common stock at close of the merger. A change of 10% in the per share price of HNI’s common stock would increase or decrease the share-based compensation expense approximately $0.1 million for the year ended December 31, 2022.
B.
Represents the elimination of historical amortization expense related to Kimball intangible assets and the addition of amortization expense form the acquired intangible assets based on the preliminary estimate of fair values and useful lives as discussed in Note 2 - Estimated Purchase Consideration and Preliminary Purchase Price Allocation and Note 4 - Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments:

Twelve months ended December 31, 2022
Elimination of Kimball historical intangible assets, net amortization expense	$(6.9)
New amortization expense for newly acquired intangible assets	$14.6
Total pro forma amortization expense adjustment	$7.7
A 10% change in the fair value of definite-lived intangible assets acquired would change amortization expense on a pro forma basis by $1.5 million for the twelve months ended December 31, 2022.
C.
HNI expects to fund the cash portion of the merger consideration with a combination of cash on hand, new debt, and borrowings from its existing revolving credit line. See Note 4.C for additional information.

Adjustments to interest expense include the following:
Twelve months ended December 31, 2022
Interest expense related to new debt used to finance merger	$15.0
Amortization of new debt issuance costs to interest expense	$0.6
Pro forma adjustment to reflect repayment of Kimball debt	$(2.3)
Net pro forma impact to interest expense	$13.3
D.
Adjustment to reflect estimated non-recurring acquisition-related transaction costs, including expenses related to change in control and severance, and fees related to investment banking, advisory, legal, valuation, and other professional services:

Twelve months ended December 31, 2022
Non-recurring transaction costs	$36.5

E.	Represents the impact to income tax expense of pro forma adjustments, as follows:
Twelve months ended December 31, 2022
Income tax impact of transaction costs	$(8.7)
Income tax impact of the net increase in interest expense	$(3.2)
Income tax impact of the net increase in amortization expense	$(1.8)
Income tax impact of the share-based compensation expense adjustment	$(0.5)
Total pro forma adjustments for income tax expense	$(14.3)
The net pro forma adjustments to income tax expense reflects the tax effect of the pro forma adjustments using the blended statutory rate of 24% for the year ended December 31, 2022.
F.
The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the estimated weighted-average number of common shares outstanding on a pro forma basis, as illustrated below. The pro forma weighted-average shares outstanding have been calculated as if the HNI shares expected to be issued as merger consideration had been issued and outstanding, and outstanding Kimball shares cancelled as of the start of the pro forma period presented. Also considered is the dilutive impact of HNI stock awards anticipated to be issued to Kimball employees and which vest post-close. Amounts below are in millions except per share data.

Twelve months ended December 31, 2022
Pro Forma Weighted Average Shares (Basic)
HNI historical weighted average shares outstanding (basic)	41.7
Shares issued as consideration for outstanding shares of Kimball common stock	4.8
Pro Forma Weighted Average Shares (Basic)	46.5

Pro Forma Weighted Average Shares (Diluted)
HNI historical weighted average shares outstanding (diluted)	42.2
Shares issued as consideration for outstanding shares of Kimball common stock	4.8
Dilutive impact of HNI awards issued to Kimball employees vesting post-close	0.2
Pro Forma Weighted Average Shares (Diluted)	47.2

Pro Forma Basic Earnings Per Share
Pro forma net earnings	$59.8
Pro forma weighted average shares (basic)	46.5
Pro Forma Basic Earnings Per Share	$1.29

Pro Forma Diluted Earnings Per Share
Pro forma net earnings	$59.8
Pro forma weighted average shares (diluted)	47.2
Pro Forma Diluted Earnings Per Share	$1.27

SPECIAL MEETING
This proxy statement/prospectus is being provided to Kimball shareholders of record as part of a solicitation of proxies by the Kimball Board for use at the special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides Kimball shareholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.
Date, Time and Location
The special meeting will be held on [•], 2023, at [•] a.m., Eastern Time, at Kimball International Headquarters, 1600 Royal Street, Jasper, Indiana 47546.
Purpose
At the special meeting, Kimball shareholders will be asked to consider and vote on the following:
Adoption of the Merger Agreement. To adopt the merger agreement, which is further described in the section of this proxy statement/prospectus entitled “The Merger Agreement,” and a copy of which merger agreement is attached as Annex A hereto;
Kimball Merger-Related Compensation. To approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Kimball’s named executive officers in connection with the merger; and
Adjournment of the Special Meeting. To approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Kimball shareholders.
Completion of the merger is conditioned on, among other things, the approval of the merger proposal. Kimball will transact no other business at the special meeting.
Recommendation of the Kimball Board of Directors
After careful consideration of various factors described in the section entitled “The Merger—Kimball Board’s Recommendation to Shareholders” beginning on page 89, the Kimball Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Kimball and its shareholders, and unanimously recommends that Kimball shareholders vote:
“FOR” the merger proposal;
“FOR” the non-binding compensation advisory proposal; and
“FOR” the adjournment proposal.
Kimball Record Date; Outstanding Shares; Shareholders Entitled to Vote
Only shareholders of record as of the close of business on [•], 2023, the record date for the special meeting, are entitled to notice of, and to vote at the special meeting, or any adjournment or postponement of the special meeting.
As of the close of business on the record date, there were [•] shares of Kimball Class A Common Stock issued and outstanding and [•] shares of Kimball Class B Common Stock issued and outstanding. The shares of Class A Common Stock and Class B Common Stock shall be entitled to vote at the special meeting as a single class. Each share of Kimball Class A Common Stock and Kimball Class B Common Stock held as of the close of business on the record date entitles such Kimball shareholder to one vote.
Quorum
A quorum of Kimball shareholders is necessary for Kimball to hold a valid shareholders’ meeting. The presence at the special meeting, either in person or via proxy, of the holders of a majority of the outstanding shares of Kimball common stock constitutes a quorum.

Required Vote; Treatment of Abstentions; Failure to Vote
Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Kimball Class A Common Stock and shares of Kimball Class B Common Stock voting as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal. Failure to vote on the merger proposal will have the same effect as a vote “AGAINST” the merger proposal.
Approval of the non-binding compensation advisory proposal requires the affirmative vote of holders of a majority of the votes entitled to be cast by the shareholders who are present or represented by proxy at the special meeting. Abstentions will have the same effect as a vote “AGAINST” the proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the vote.
Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the votes entitled to be cast by the Kimball shareholders who are present via or represented by proxy at the special meeting, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the vote.
Share Ownership of and Voting by Kimball Directors and Executive Officers
As of the close of business on March 31, 2023, the most recent practicable date for which such information was available, directors and executive officers of Kimball and their affiliates owned and were entitled to vote 927,698 shares of common stock, approximately 2.56% of the shares of common stock outstanding on that date. The number and percentage of shares of Kimball common stock owned by directors and executive officers of Kimball and their affiliates as of the record date are not expected to be meaningfully different from the number and percentage as of March 31, 2023. It is currently expected that Kimball’s directors and executive officers will vote their shares of common stock in favor of each of the proposals to be considered at the special meeting, although none of them have entered into any agreements obligating them to do so. For information with respect to common stock owned by directors and executive officers of Kimball, please see the section entitled “The Merger—Interests of Directors and Executive Officers of Kimball in the Merger—Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Kimball.”
Voting of Shares
In Person
Shares may be voted in person by attending the special meeting to be held on [•], 2023, at [•] a.m. Eastern Time, at Kimball International Headquarters, 1600 Royal Street, Jasper, Indiana 47546. Please note that if you decide to attend in person, you will only be admitted upon (i) the presentation of a photo identification and (ii) either confirmation by Kimball that your name is on Kimball’s shareholder list or upon the presentation of a recent brokerage statement showing share ownership as of [•], 2023. Doors will open at [•] on [•], 2023, for the [•] a.m. meeting.
Via the Internet
Voting instructions may be transmitted via the Internet at www.proxyvote.com until 11:59 p.m. Eastern Time on [•], 2023. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.
Telephonically
Voting instructions may be transmitted telephonically by using any touch-tone telephone to call 1-800-690-6903 to transmit voting instructions until 11:59 p.m. Eastern Time on [•], 2023. Have your proxy card in hand when you call and follow the instructions.
Via Mail
Mark, sign and date your proxy card and return it in the postage-paid envelope Kimball has provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Your proxy card must be received by [•], 2023.

Shares Held in Street Name
If your shares of Kimball common stock are held in an account at a bank, broker or other nominee holder of record (i.e., in “street name”), you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a Kimball proxy card directly to Kimball unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, banks, brokers or other nominees who hold shares of Kimball common stock on behalf of their customers may not give a proxy to Kimball to vote those shares with respect to the adjournment proposal without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on these “non-routine” matters. It is expected that all proposals to be voted on at the special meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.
Revocability of Proxies; Changing Your Vote
The common shares represented by each proxy will be voted in the manner you specified unless your proxy is revoked before it is exercised. You may change or revoke your proxy by: (1) submitting a new proxy card bearing a later date; (2) voting again by phone or the Internet at a later time up until 11:59 p.m. Eastern Time the day before the special meeting; (3) providing signed written notice before the meeting to Vote Processing at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or (4) attending the special meeting and voting your shares in person. Please note that your attendance at the special meeting will not alone serve to revoke your proxy; instead, you must vote your shares at the special meeting. If you choose any of the first three methods, you must take the described action no later than the beginning of the special meeting.
Solicitation of Proxies; Expenses of Solicitation
On or about [•], 2023, Kimball mailed the proxy statement/prospectus and proxy cards to its shareholders. On the mailing date, all Kimball shareholders of record and street name holders will have the ability to access all of Kimball’s proxy materials via the Internet at www.proxyvote.com or www.kimballinternational.com/investor-relations-overview.
The entire cost of soliciting proxies, including providing any associated materials to Kimball shareholders, will be borne by Kimball. In addition to the use of mail services, proxies may be solicited by personal interview, telephone, and electronic mail by Kimball’s directors, officers, and employees without extra compensation. Kimball will also reimburse brokerage houses, custodians, nominees, and fiduciaries for actual expenses incurred in forwarding proxy materials to beneficial owners.
Tabulation of Votes
Kimball has appointed Broadridge to serve as the Inspector of Election for the special meeting. Kimball will independently tabulate affirmative and negative votes and abstentions.
Within four business days following the special meeting, Kimball intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Kimball will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.
Adjournments
Subject to certain restrictions contained in the merger agreement, the special meeting may be adjourned to allow additional time for obtaining additional proxies. In accordance with Kimball’s bylaws, no notice of the date, time, place and the means of remote communication, if any, of adjourned meetings need be given, except as required by the Act. At any adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The Kimball Board acting by resolution may postpone and reschedule any previously scheduled meeting of the Kimball shareholders.
At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Householding
The SEC’s rules permit Kimball to deliver a single set of proxy materials to one address shared by two or more Kimball shareholders. This delivery method is referred to as “householding” and can result in significant cost savings for Kimball. To take advantage of this opportunity, Kimball has delivered only one set of proxy materials to multiple shareholders who share an address, unless Kimball received contrary instructions from the impacted shareholders prior to the mailing date. Kimball agrees to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any shareholders at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the proxy materials, contact Broadridge Financial Solutions, Inc. at 800-542-1061 or in writing at Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.
Assistance
If you have any questions concerning the proposals in this notice, the merger or the proxy statement/prospectus, would like additional copies or need help voting your shares of Kimball common stock, please contact Kimball’s proxy solicitor at:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Shareholders may call toll free: (800) 290-6427

Banks and Brokers may call collect: (212) 269-5550

Email: KBAL@dfking.com
The matter to be considered at the special meeting is of great importance to the Kimball shareholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

KIMBALL PROPOSALS
Kimball Proposal I: Approval and Adoption of the Merger Agreement
It is a condition to the completion of the merger that Kimball shareholders approve the merger proposal. In the merger, each Kimball shareholder will receive, for each eligible share of Kimball common stock that is issued and outstanding as of immediately prior to the effective time of the merger, the merger consideration of $9.00 per share in cash, without interest, and 0.1301 shares of HNI common stock, further described in the section entitled “The Merger Agreement—Merger Consideration.”
The approval by Kimball shareholders of this proposal is required by Section 23-1-40-3 of the Act and is a condition to the completion of the merger.
Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Kimball common stock, voting as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal. Failure to vote on the merger proposal will have the same effect as a vote “AGAINST” the merger proposal.
The Kimball Board unanimously recommends a vote “FOR” the merger proposal.
Kimball Proposal II: Advisory Vote on Kimball Merger-Related Compensation
As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Kimball is required to provide its shareholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Kimball’s named executive officers that is based on or otherwise relates to the merger, as described in the section entitled “The Merger—Interests of Directors and Executive Officers of Kimball in the Merger.” Accordingly, Kimball shareholders are being provided the opportunity to cast an advisory vote on such payments.
As an advisory vote, this proposal is not binding upon Kimball or the Kimball Board, and approval of this proposal is not a condition to completion of the merger and is a vote separate and apart from the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the non-binding compensation advisory proposal and vice versa. Because the merger-related executive compensation to be paid in connection with the merger is based on the terms of the merger agreement as well as the contractual arrangements with Kimball’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger proposal is approved (subject only to the contractual conditions applicable thereto). However, Kimball seeks the support of its shareholders and believes that shareholder support is appropriate as the executive compensation programs are designed to incentivize executives to successfully execute a transaction such as that contemplated by the merger proposal from its early stages until consummation. Accordingly, holders of shares of Kimball Common Stock are being asked to vote on the following resolution:
RESOLVED, that the shareholders of Kimball International, Inc. approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of Kimball International, Inc. that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of Directors and Executive Officers of Kimball in the Merger.”
Approval of the non-binding compensation advisory proposal requires the affirmative vote of holders of a majority of the votes entitled to be cast by the shareholders who are present at the special meeting or represented by proxy at the special meeting. Abstentions will have the same effect as a vote “AGAINST” the proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the vote.
The Kimball Board unanimously recommends a vote “FOR” the non-binding compensation advisory proposal.
Kimball Proposal III: Adjournment Proposal
The special meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Kimball shareholders.

Kimball is asking its shareholders to authorize the holder of any proxy solicited by the Kimball Board to vote in favor of any adjournment of the special meeting to solicit additional proxies if there are not sufficient votes to approve the merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Kimball shareholders.
Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the votes entitled to be cast by the Kimball shareholders who are present via the special meeting website or represented by proxy at the special meeting, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the vote.
The Kimball Board unanimously recommends that Kimball shareholders approve the adjournment proposal, if necessary.

DISSENTERS’ RIGHTS
Appraisal or Dissenters’ Rights Available to Certain Kimball Shareholders
Holders of shares of Kimball Class A Common Stock have dissenters’ rights with respect to the merger. The dissenters’ rights of the holders of shares of Kimball Class A Common Stock are set forth in Chapter 44 of the Act, a copy of which is attached to this document as Annex B. Kimball shareholders holding shares of Class A Common Stock must strictly comply with the procedures set forth in Chapter 44 of the Act to be entitled to receive a fair value cash payment for their shares of Kimball Class A Common Stock rather than having such shares converted into the right to receive the consideration in the merger as described above.
Chapter 44 of the Act provides holders of shares of Kimball Class A Common Stock the right to demand payment in cash for the fair value of the shares of Kimball Class A Common Stock owned immediately before the merger is completed. Such fair value excludes any appreciation or depreciation on the value of shares of Kimball Class A Common Stock in anticipation of the merger, unless a court determines that such exclusion would be inequitable. To assert dissenters’ rights, any holder of Kimball Class A Common Stock must first:
1.
deliver to Kimball, before the vote on the merger is taken at the special meeting, written notice of the holder’s intent to demand payment in cash for shares of Class A Common Stock held by such holder if the merger is completed; and

2.
not vote in favor of the merger. To not vote in favor of the merger, the holder must vote against the merger proposal or abstain from voting on the merger proposal in person or by proxy or simply take no action at all with respect to voting such holder’s shares.

If you hold your Kimball Class A Common Stock in “street name” or are otherwise not the record holder of your shares, you may assert dissenters’ rights as to your shares only if (a) you submit the record shareholder’s written consent to the dissent not later than the time you deliver the written notice described, and (b) you do so with respect to all of your shares or those shares over which you have the power to direct the vote.
Dissenting shareholders may not dissent as to only some but not all of the shares of Kimball Class A Common Stock registered in their names, except in limited circumstances set forth in the Act. Dissenting shareholders may send their written notice to:
Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47546
Attention: Corporate Secretary
If the merger proposal is approved by the Kimball shareholders, then within ten (10) days after shareholder approval has occurred, Kimball must deliver a written notice of dissenters’ rights to each dissenting shareholder who satisfied the above conditions. The notice to dissenting shareholders must:
1.	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
2.	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
3.
supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger, which was March 8, 2023, and require that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;

4.	set a date by which Kimball must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice to dissenters is delivered; and
5.	be accompanied by a copy of Chapter 44 of the Act.

If you receive such a notice, to exercise your dissenters’ rights, you must then:
1.	demand payment for the shares of Kimball Class A Common Stock you own;
2.	certify whether you acquired beneficial ownership of the shares of Kimball Class A Common Stock before March 8, 2023; and
3.	deposit your Kimball Class A Common Stock certificates, if any, in accordance with the instructions in such notice.
If you hold shares of Kimball Class A Common Stock and do not strictly comply with each of the conditions described above, then you will not be entitled to dissenters’ rights under Chapter 44 of the Act. If you execute and return the enclosed proxy but do not specify a choice on the merger proposal, you will be deemed to have voted in favor of the merger and, accordingly, to have waived any dissenters’ rights which may be available to you, unless you revoke the proxy prior to its being voted. Accordingly, if you are a holder of shares of Class A Common Stock and you return the enclosed proxy and wish to dissent from the merger, you must vote your Kimball shares against the merger proposal or abstain from voting.
Upon completion of the merger, HNI will pay each dissenting holder of Kimball Class A Common Stock who has complied with all of the requirements of Chapter 44 of the Act and of the notice, HNI’s estimate of the fair value of such holder’s shares of Class A Common Stock immediately prior to the consummation of the merger, excluding any appreciation in value in anticipation of the merger.
Dissenting shareholders can object to the fair value established by HNI by stating their estimate of the fair value of the Kimball Class A Common Stock and demanding payment of the additional amount within 30 days after HNI makes or offers payment to the dissenting shareholder. HNI can elect to agree to the dissenting shareholder’s fair value demand or commence an action within 60 days of receipt of the dissenting shareholder’s demand in the Circuit or Superior Court of Dubois County for a judicial determination of the fair value of the Kimball Class A Common Stock. The court may appoint one or more appraisers to receive evidence and recommend a decision on the question of the fair value. The court will assess the costs of the proceeding, including compensation and expenses of any appraisers, against all parties to the action in such amounts as the court finds equitable. The court may also assess the fees and expenses of counsel for the parties and experts in amounts the court finds equitable against Kimball or a dissenter in certain circumstances described in the Act. Each dissenting shareholder made a party to the action will be entitled to receive the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by HNI.
This summary of the rights of dissenting shareholders addresses the material features of the applicable Indiana dissenters’ rights statute, but does not contain a description of all requirements of the dissenters’ rights statute and is qualified in its entirety by reference to the full text of the statutory provisions attached to this document as Annex B.
If you wish to exercise dissenters’ rights with respect to the merger and you fail to comply with the statutory requirements for exercising dissenters’ rights, you will lose such rights. Accordingly, holders of Kimball Class A Common Stock who may wish to exercise dissenters’ rights should consider seeking legal counsel.

DESCRIPTION OF HNI COMMON STOCK
The following describes the material terms of the capital stock of HNI.
The authorized capital stock of HNI currently consists of 200,000,000 shares of HNI common stock, par value $1.00 per share, and 2,000,000 shares of HNI preferred stock, par value $1.00 per share. As of April 11, 2023, there were 41,722,403 shares of HNI common stock and no shares of HNI preferred stock outstanding.
HNI Common Stock
Dividends
Subject to the rights of the holders of any outstanding shares of preferred stock, holders of HNI common stock are entitled to receive dividends when, as and if declared by the HNI Board out of funds legally available thereof.
Voting Rights
Each holder of HNI common stock is entitled to one vote for each share held on all matters voted upon by HNI’s shareholders, including the election of directors. HNI common stock does not have cumulative voting rights. Election of directors is decided by holders of a majority of the shares entitled to vote and present in person or by proxy at a meeting for the election of directors.
Other Rights
In the event of HNI’s involuntary liquidation, dissolution or winding up, after the payment or provision for payment of HNI’s debts and other liabilities and the preferential amounts to which holders of HNI preferred stock are entitled (if any shares of preferred stock are then outstanding), the holders of HNI common stock are entitled to share ratably in HNI’s remaining assets.
Fully Paid and Nonassessable
The outstanding shares of HNI common stock are fully paid and nonassessable.
Preemptive or Other Rights
HNI common stock has no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable to it.
Listing
HNI common stock is listed on the NYSE under the trading symbol “HNI.”
Anti-Takeover Effects of HNI’s Articles of Incorporation and By-Laws and Iowa Law
Certain provisions of HNI’s articles of incorporation and by-laws and Iowa law could make HNI’s acquisition by a third party, a change in HNI’s incumbent management, or a similar change in control more difficult, including:
•	an acquisition of HNI by means of a tender or exchange offer;
•	an acquisition of HNI by means of a proxy contest or otherwise; or
•	the removal of a majority or all of HNI’s incumbent officers and directors.
These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of HNI to first negotiate with the HNI Board. HNI believes these provisions help to protect HNI’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure HNI, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because the ability to negotiate with the proponent could result in an improvement of the terms of the proposal. This description is intended as a summary only and is qualified in its entirety by reference to HNI’s articles of incorporation and HNI’s by-laws and Iowa law.

Blank Check Preferred Stock
The HNI Board, without shareholder approval, has the authority under HNI’s articles of incorporation to issue preferred stock with rights superior to the rights of the holders of HNI common stock.
Number of Directors; Removal; Filling Vacancies
HNI’s articles of incorporation provide that the number of directors shall be fixed by HNI’s by-laws, which the HNI Board can amend without shareholder approval. HNI’s by-laws default to Iowa law with respect to the removal of directors. Iowa law provides that directors may be removed with or without cause where the votes cast by shareholders favoring the action exceed the votes cast by shareholders opposing the action at a shareholder’s meeting at which a quorum is present where one of the purposes of the meeting is to remove one or more directors. A director cannot be removed by written consent of shareholders unless written consents are obtained from the holders of all the outstanding shares entitled to vote on the removal of the director. HNI’s by-laws provide that vacancies on the HNI Board may be filled by a majority vote of the remaining directors, even though less than a quorum. Iowa law also provides that shareholders may fill any vacancy on the HNI Board.
Shareholder Action
Iowa law provides that shareholders may act outside of a meeting if one or more written consents describing the action taken are signed by the holders of outstanding shares having not less than ninety percent (90%) of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted.
Shareholder Meetings
HNI’s by-laws provide that shareholders can only call a special meeting with the approval of holders of not less than fifty percent (50%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting and subject to compliance with the procedures set forth in HNI’s by-laws, including submitting a request in writing to the HNI Board to fix a record date for purpose of determining shareholders entitled to demand a special meeting. HNI’s by-laws also provide that the business of special meetings of shareholders shall be confined to the purposes stated in the notice of the meeting.
Requirements for Advance Notification of Shareholder Nominations and Proposals
HNI’s by-laws provide that a shareholder seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice of this intention in writing. To be timely, a shareholder must deliver the notice in writing to HNI’s corporate secretary at HNI’s principal executive offices not less than 90 and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders, subject to certain exceptions. HNI’s by-laws also specify requirements as to the form and content of the shareholder’s notice.
Classified Board of Directors
The HNI Board is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms. One class of directors is elected at each annual meeting to serve a term of three years.
Iowa Business Combination Statute
HNI is subject to the provisions of Section 490.1110 of the IBCA (the “Business Combination Statute”). Under the Business Combination Statute, certain “business combinations” between an Iowa corporation whose stock is listed on a national securities exchange or authorized for quotation on the national association of securities dealers automated quotations or held of record by more than 2,000 shareholders and an “interested shareholder” are prohibited for a three-year period following the date that such person became an interested shareholder, unless: (i) prior to the time the interested shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the interested shareholder becoming an interested shareholder; (ii) at or subsequent to the time the interested shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders (such approval shall not be by written consent) by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock which is not owned by the interested shareholder; or (iii) upon consummation of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors and officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer). The three-year prohibition also does not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years. The term “business combination” is defined generally to include mergers or consolidations between an Iowa corporation and an “interested shareholder,” transactions with an “interested shareholder” involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested shareholder’s percentage ownership of stock. The term “interested shareholder” is defined generally as a shareholder who, together with affiliates and associates, owns (or, within three years prior, did own) 10% or more of an Iowa corporation’s voting stock.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF
HNI AND SHAREHOLDERS OF KIMBALL
General
Kimball is incorporated under the laws of the State of Indiana. The rights of Kimball shareholders are governed by the laws of the State of Indiana, including the Act, Kimball’s articles of incorporation and Kimball’s by-laws. HNI is incorporated under the laws of the State of Iowa. The rights of HNI shareholders are governed by the laws of the State of Iowa, including the IBCA, HNI’s articles of incorporation and HNI’s by-laws. If the merger is completed, Kimball shareholders who receive shares of HNI common stock in the merger will become HNI shareholders. Thus, following completion of the merger, the rights of Kimball shareholders who become HNI shareholders in the merger will no longer be governed by the laws of the State of Indiana, Kimball’s articles of incorporation and Kimball’s by-laws and instead will be governed by the laws of the State of Iowa, HNI’s articles of incorporation and HNI’s by-laws.
Comparison of Shareholders’ Rights
Set forth below is a summary comparison of material differences between the rights of Kimball shareholders under the laws of the State of Indiana, including the Act, Kimball’s articles of incorporation and Kimball’s by-laws (left column) and the rights of HNI shareholders under the laws of the State of Iowa, including the IBCA, HNI’s articles of incorporation and HNI’s by-laws (right column). The comparison set forth below is only a summary and does not purport to be a complete statement of the rights of the Kimball shareholders or HNI shareholders or a complete description of the specific provisions referenced below.
This summary is qualified in its entirety by reference to the full text of the Act, Kimball’s articles of incorporation, Kimball’s by-laws, the IBCA, HNI’s articles of incorporation and HNI’s by-laws, each of which we urge you to read carefully and in its entirety. Copies of Kimball’s and HNI’s governing documents are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed in the section titled “Where You Can Find More Information” beginning on page 148.

	Rights of Kimball Shareholders	Rights of HNI Shareholders
Authorized Capital Stock
Kimball’s articles of incorporation authorize the issuance of:

(i) 50,000,000 shares of Class A Common Stock, par value $0.05 per share; and

(ii) 100,000,000 shares of Class B Common Stock, par value $0.05 per share.

HNI’s articles of incorporation authorize the issuance of:

(i) 200,000,000 shares of common stock, with a par value of $1.00 per share; and

(ii) 2,000,000 shares of preferred stock, with par value of $1.00 per share.

Pursuant to HNI’s articles of incorporation, the HNI Board is authorized to cause shares of preferred stock to be issued in one or more series and, subject to the limitations set forth in the IBCA, may fix and determine the relative rights and preferences of the shares of any series. All preferred shares shall be identical, except as to the relative rights and preferences as to which the IBCA permits variations between different series.

Outstanding Shares
As of the close of business on the record date, [•] shares of Kimball Class A Common Stock were outstanding and [•] shares of Kimball Class B Common Stock were outstanding. Kimball Class B Common Stock is traded on the Nasdaq under the symbol “KBAL.”

As of the close of business on the record date, [•] common shares of HNI were issued and outstanding and no preferred shares of HNI were outstanding. HNI common shares are traded on the NYSE under the symbol “HNI.”

Number of Directors	Kimball’s by-laws provide that the Kimball Board shall consist of between seven and nine members. The Kimball Board currently consists of seven members.
The IBCA requires that HNI’s Board consist of one or more individuals with the number specified in or fixed in accordance with the articles of incorporation or by-laws. HNI’s by-laws provide that the number of directors constituting the HNI Board shall be fixed from time to time by resolution of the HNI Board adopted by the affirmative vote of a majority of the number of directors present at a meeting at which a quorum is present. The HNI Board may increase or decrease the number of directors from time to time by amendment of HNI’s by-laws, but no decrease shall have the effect of shortening the term of any incumbent director. Any new directorships shall be assigned to classes, and any decrease in the number of directors shall be scheduled, so the three classes of

	Rights of Kimball Shareholders	Rights of HNI Shareholders

directors shall be as nearly equal in number as possible. Any directorship to be filled by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office even if less than a quorum. The HNI Board currently consists of 10 members.

Election and Classes of Directors
Kimball’s by-laws provide that the directors are divided into three classes, each serving staggered three year terms. The directors may be elected at each annual meeting of shareholders or at the direction of the Kimball Board at a special meeting held for that purpose.
Kimball’s by-laws further provide that if a quorum of shareholders is present at a meeting for the election of directors, the directors shall be elected by a plurality of the votes properly cast by the shares entitled to vote in the election. Kimball’s by-laws do not authorize cumulative voting of its shareholders in the election of its directors.

Each director shall serve until his or her successor shall have been duly elected and qualified, unless such director shall resign, become disqualified, disabled or otherwise removed.

HNI’s by-laws provide that the HNI Board is divided into three classes of directors, each of which shall be as nearly equal in number as possible. At each annual meeting of the shareholders, a number of directors equal to the number of directors in the class whose term expires at the annual meeting shall be elected for a term ending when directors are elected at the third succeeding annual meeting. Directors may also be elected at a special meeting of shareholders called by HNI for the purpose of electing one or more directors. In an uncontested election, a nominee for director is elected if the votes cast “FOR” such nominee’s election exceed the votes cast “AGAINST” such nominee’s election. In a contested election, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Removal of Directors
Neither Kimball’s by-laws nor Kimball’s articles of incorporation address the procedures for removal of directors.

Pursuant to the Act, shareholders or directors may remove a director with or without cause. Pursuant to the Act, if the director is elected by a voting group of shareholders, only the shareholders of such voting group may participate in the vote to remove such director.

The IBCA provides that directors may be removed with or without cause by shareholders if, at a meeting called for the purpose of removing a director with notice stating that removal of the director is a purpose of the meeting, the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

Filling Vacancies on the Board of Directors
Kimball’s by-laws provide that any vacancies on the Kimball Board arising for any reason shall be filled by a majority vote of the remaining members of the Kimball Board (even if less than a quorum). The term of a director elected or selected to fill a vacancy shall expire at

HNI’s by-laws provide that, any vacancy occurring in the HNI Board for any reason, and any directorship to be filled by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office even if less than

	Rights of Kimball Shareholders	Rights of HNI Shareholders

the end of the term for which such director’s predecessor was elected, or if the vacancy arises because of an increase in the size of the Kimball Board, at the end of the term specified at the time of such director’s election or selection.

a quorum. A director elected to fill a vacancy or by reason of an increase in the number of directors shall be elected for the unexpired term of his or her predecessor in office or the unexpired term of the class of directors to which his or her new directorship is assigned. If a director is elected to fill a vacancy caused by the resignation of a predecessor whose resignation has not yet become effective, the new director’s term shall begin when his or her predecessor’s resignation becomes effective. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

Nomination of Director Candidates by Shareholders
Kimball’s by-laws permit nominations of persons for election as directors of Kimball at an annual meeting or a special meeting (provided that the election of directors is a matter specified in the notice of such special meeting) by any Kimball shareholder that (i) is a shareholder of record at the time of giving of notice of such nomination and at the time of such annual meeting, (ii) is entitled to vote for the election of directors at such annual meeting, (iii) makes the nomination pursuant to timely notice in proper written form to Kimball’s secretary and (iv) otherwise complies with the procedures as set forth in Kimball’s by-laws. To be timely, a shareholder’s notice of a nomination must be addressed to Kimball’s secretary and delivered or mailed to and received at the principal executive offices of Kimball (1) in the case of an annual meeting, not less than 90 days nor more than 110 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, or if no annual meeting was held in the preceding year, notice by the shareholder, to be timely, must be so delivered not earlier than the close of business on the 110th day prior to such

The IBCA does not provide shareholders with any specific rights regarding shareholder nominations for election to the board of directors. HNI’s by-laws provide that for an HNI shareholder properly to nominate a candidate for election as a director at a meeting of shareholders, the shareholder must (i) be a shareholder of record at the time of giving notice, (ii) be entitled to vote at the meeting in the election of directors and (iii) have given timely notice in writing and in proper form to HNI’s secretary, including the completed and signed questionnaire, representation and agreement required under HNI’s by-laws and described further below. To be timely, a shareholder’s notice must be delivered to HNI’s secretary at HNI’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders; provided, however, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, notice by the shareholder, to be timely, must be delivered not earlier than 120 days prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the date on which public announcement of the date of the

Rights of Kimball Shareholders	Rights of HNI Shareholders

annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement is first made of the date of such meeting and (2) in the case of a special meeting for the election of directors, not earlier than the close of business on the 110th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees to be elected at such meeting. In no event shall the adjournment, recess or postponement of a shareholders’ meeting commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above.

To be in proper written form, a shareholder’s notice of nomination must set forth or include certain information and representations about the nominating shareholder and its nominee, as more particularly set forth in Kimball’s by-laws. The chairman of any shareholder meeting may refuse to acknowledge the nomination of any person not made in compliance with the procedures set forth in Kimball’s by-laws or if the shareholder solicits proxies in support of such shareholder’s nominee(s) without such shareholder having made the representation required by Kimball’s by-laws. If the shareholder does not appear or send a qualified representative to present his or her nomination at such meeting, Kimball need not present such nomination for a vote at such meeting, notwithstanding that proxies in respect of such nomination may have been received by Kimball.

Neither Kimball’s by-laws nor Kimball’s articles of incorporation expressly provide Kimball shareholders proxy access for the nomination of directors.

meeting is first made. In no event will any adjournment or postponement of an annual meeting of shareholders, or the public announcement of an adjournment or postponement, commence a new time period for the giving of a shareholder’s notice as described above.

To be in proper written form, a shareholder’s nomination notice to HNI must set forth certain information and representations about the nominating shareholder and its nominee, as more particularly set forth in HNI’s by-laws. Except as otherwise provided by law or HNI’s by-laws, the chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set out in HNI’s by-laws and, if any proposed nomination is not in compliance with HNI’s by-laws, to declare the defective proposal or nomination be disregarded. Neither HNI’s by-laws nor HNI’s articles of incorporation expressly provide HNI shareholders proxy access for the nomination of directors.

	Rights of Kimball Shareholders	Rights of HNI Shareholders
Calling Special Meetings of Shareholders	Under Kimball’s by-laws, special meetings of shareholders may be called only by the Kimball Board.
HNI’s by-laws provide that a special meeting of HNI shareholders may be called by the HNI Board or by HNI’s secretary upon receipt of one or more written demands to call a special meeting from shareholders of record as of the record date who hold, in the aggregate, not less than fifty percent (50%) of all outstanding shares entitled to vote on any issue proposed to be considered at the special meeting.

Shareholder Proposals
Kimball’s by-laws provide that for business to be properly requested to be brought before an annual meeting by a Kimball shareholder (1) the shareholder must be a shareholder of record at the time of the giving of notice provided for in Kimball’s by-laws and at the time of such annual meeting, (2) the shareholder must be entitled to vote at such annual meeting, (3) the shareholder must have given timely notice thereof in writing to Kimball’s secretary and (4) otherwise comply with the procedures as set forth in Kimball’s by-laws. To be timely, a shareholder’s notice must be addressed to Kimball’s secretary and delivered or mailed to and received at the principal executive offices of Kimball not less than 90 days nor more than 110 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, or if no annual meeting was held in the preceding year, notice by the shareholder, to be timely, must be so delivered not earlier than the close of business on the 110th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement is first made of the date of such meeting.

To be in proper form, a shareholder’s proposal solicitation notice to Kimball’s secretary must set forth certain information and representations about

The IBCA does not provide shareholders with any specific rights to make shareholder proposals.

HNI’s by-laws provide that for business to be properly requested by a shareholder to be brought before a meeting of the shareholders, the shareholder must (i) be a shareholder of record at the time of giving notice, (ii) be entitled to vote at the meeting and (iii) have given timely notice in writing and in proper form to HNI’s secretary. To be timely, a shareholder’s notice must be delivered to HNI’s secretary at HNI’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders; provided, however, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, notice by the shareholder, to be timely, must be delivered not earlier than 120 days prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the date on which public announcement of the date of the meeting is first made. In no event will any adjournment or postponement of an annual meeting of shareholders, or the public announcement of an adjournment or postponement, commence a new time period for the giving of a shareholder’s notice as described above.

To be in proper written form, a

	Rights of Kimball Shareholders	Rights of HNI Shareholders

such shareholder and each matter such shareholder proposes to bring before the meeting, as more particularly set forth in Kimball’s by-laws. Notwithstanding the shareholder provision of Kimball’s by-laws, a shareholder seeking to include a proposal in a proxy statement that has been prepared by Kimball to solicit proxies for an annual meeting shall comply with all applicable requirements of the Exchange Act.

The chairman or other person presiding at any annual meeting may refuse to permit any business to be brought before an annual meeting without compliance with the procedures set forth in Kimball’s by-laws or if the shareholder solicits proxies in support of such shareholder’s proposal(s) without such shareholder having made the representation required by Kimball’s by-laws. If a shareholder does not appear or send a qualified representative to present his or her proposal at such meeting, Kimball need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such proposal may have been received by Kimball.

shareholder’s notice to HNI’s secretary must set forth certain information and representations about such shareholder and each matter such shareholder proposes to bring before the meeting, as more particularly set forth in HNI’s by-laws. Notwithstanding the other provisions of HNI’s by-laws, an HNI shareholder seeking to propose business to be considered by the shareholders at an annual meeting of shareholders shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder. Nothing in HNI’s by-laws shall be deemed to affect any rights of shareholders to request inclusion of proposals in HNI’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. Except as otherwise provided by law or HNI’s by-laws, the chairman of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was made in accordance with the procedures set out in HNI’s by-laws and, if any proposed business is not in compliance with HNI’s by-laws, to declare the defective proposal or nomination be disregarded.

Action by Written Consent
Kimball’s by-laws provide that any action permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action and delivered to Kimball for inclusion in the minutes or filing with the corporate records.

Under the IBCA, HNI shareholders may take any action required or permitted to be taken at a shareholders’ meeting, without a meeting or vote, if one or more written consents bearing the date of signature and describing the action taken are signed by the holders of outstanding shares having not less than ninety percent (90%) of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted, and are delivered to the corporation for inclusion in the minutes or filing with the corporate records. Otherwise, shareholders are able to take action only at an annual or special meeting called in accordance with HNI’s by-laws.

Notice of Shareholder Meetings	Kimball’s by-laws require written notice of an annual meeting of Kimball shareholders stating (i) the place, if any,	HNI’s by-laws provide that written notice stating the place, day and hour of the meeting and, in case of a special

	Rights of Kimball Shareholders	Rights of HNI Shareholders

(ii) date and time of such annual meeting and (iii) the means of remote communication, if any, by which Kimball shareholders may be deemed to be present in person and vote at such annual meeting, which shall be given to each Kimball shareholder of record entitled to vote at such annual meeting not less than 10 nor more than 60 days before the date of such meeting.

Kimball’s by-laws also require written notice of a special meeting of Kimball shareholders, stating (i) the place, if any, (ii) date, time and purposes of such special meeting, (iii) the means of remote communication, if any, by which Kimball shareholders may be deemed to be present in person and vote at such special meeting and (iv) the purposes for which the meeting is called, which shall be given not less than 10 nor more than 60 days before such special meeting to each Kimball shareholder entitled to vote at such special meeting.

meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten days (unless a longer period shall be required by law) nor more than 60 days before the date of the meeting, either in person; by mail or other method of delivery; or by electronic means (if the recipient consents in writing to electronic delivery), by or at the direction of HNI’s president, secretary or the officer or persons calling the meeting, to shareholders of record entitled to vote at the meeting. If mailed postpaid, the notice shall be deemed delivered when deposited in the United States mail addressed to the shareholder at the address as it appears on HNI’s stock transfer books. If given by other method of delivery, the notice shall be deemed delivered when transmitted to the shareholder in a manner authorized by HNI’s by-laws.

Quorum at Shareholder Meetings
Kimball’s by-laws provide that, except as otherwise provided by the Act, the holders of the majority of the stock outstanding and entitled by Kimball’s articles of incorporation to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders for the transaction of business, but less than a majority may convene and adjourn. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

HNI’s by-laws provide that a majority of the outstanding common shares entitled to vote, represented in person, by proxy or by remote participation, shall constitute a quorum at any meeting of shareholders. Any meeting of shareholders may be adjourned from time to time and to any place, without further notice, by the Chairman or the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote and represented at the meeting, even if less than a quorum. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting.

Shareholder Rights Plan	Kimball does not have a shareholder rights plan in effect.	HNI does not have a shareholder rights plan in effect.

Applicability of Control Share Acquisitions	Effective January 31, 2006, Kimball elected in its bylaws to be governed by certain provisions of Chapter 44 of the Act, commonly referred to as the “control share acquisition statute”.	Iowa has not adopted nor does it have any control share statutes in effect.

	Rights of Kimball Shareholders	Rights of HNI Shareholders

Under the control share acquisition statute, unless otherwise provided in an Indiana corporation’s articles of incorporation or bylaws, if a shareholder acquires shares of the corporation’s voting stock (referred to as control shares) within one of several specified ranges of voting power (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), either within a 90-day period or pursuant to a plan to make a control share acquisition of ownership, approval by shareholders of the control share acquisition must be obtained before the acquiring shareholder may vote the control shares. The acquiring shareholder may request, and the corporation must call, a special shareholders’ meeting to restore voting rights following delivery by the acquiring person to the corporation of a statement describing the acquisition or proposed acquisition, and an undertaking by such person to pay the expenses incurred by the corporation in connection with the meeting. Shares acquired in a control share acquisition for which shareholder approval is not obtained or in connection with which no acquiring shareholder statement has been filed may be redeemed by the corporation at their fair value. Unless otherwise provided in a corporation’s articles of incorporation or bylaws, if shares acquired in a control share acquisition are given full voting rights and the acquiring person has acquired shares representing a majority or more of the corporation’s voting power, then the other shareholders will be entitled to dissenters’ rights of appraisal.

Applicability of Business Combination Chapter
Kimball has expressly elected to be governed by the Business Combination Chapter under Section 23-1-43 of the Act.

Section 23-1-43-18(a) of the Act generally prohibits, for a period of five years after an interested shareholder’s share acquisition date, any business combinations between the

Section 490.1110 of the IBCA generally prohibits an Iowa corporation from engaging in any business combination with an interested shareholder for a period of three years following the time that the shareholder became an interested shareholder, unless: (a) prior to the time the shareholder became an interested shareholder, the board of directors of the corporation approved

Rights of Kimball Shareholders	Rights of HNI Shareholders

corporation and the interested shareholder, unless either (a) the proposed business combination, or (b) the acquisition of voting power that made the person an “interested shareholder” was approved by the corporation’s board of directors before the share acquisition date.

Section 23-1-43-5 of the Act defines “business combination” to include, among other things: (1) any merger of the resident domestic corporation or any subsidiary of the resident domestic corporation with: (A) the interested shareholder; or (B) any other corporation (whether or not itself an interested shareholder of the resident domestic corporation) that is, or after the merger or consolidation would be, an affiliate or associate of the interested shareholder, (2) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in one (1) transaction or a series of transactions) to or with the interested shareholder or any affiliate or associate of the interested shareholder of assets of the resident domestic corporation or any subsidiary of the resident domestic corporation: (A) having an aggregate market value equal to ten percent (10%) or more of the aggregate market value of all the assets, determined on a consolidated basis, of the resident domestic corporation; (B) having an aggregate market value equal to ten percent (10%) or more of the aggregate market value of all the outstanding shares of the resident domestic corporation; or (C) representing ten percent (10%) or more of the earning power or net income, determined on a consolidated basis, of the resident domestic corporation and (3) the issuance or transfer by the resident domestic corporation or any subsidiary of the resident domestic corporation (in one (1) transaction or a series of transactions) of any shares of the resident domestic corporation or any subsidiary of the resident domestic corporation that have an aggregate either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (b) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock which is not owned by the interested shareholder, provided that such approval shall not be by written consent.

Section 490.1110 of the IBCA defines “business combination,” with respect to a corporation and an interested shareholder of such corporation, as meaning any of the following: (1) a merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with the interested shareholder, or with any other corporation, partnership, unincorporated association, or other entity if the merger or consolidation is caused by the interested shareholder and as a result of such merger the surviving entity is not subject to subsection 1, (2) a sales, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, except proportionately as a shareholder of such corporation, to or with the

Rights of Kimball Shareholders	Rights of HNI Shareholders

market value equal to five percent (5%) or more of the aggregate market value of all the outstanding shares of the resident domestic corporation to the interested shareholder or any affiliate or associate of the interested shareholder except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all shareholders of the resident domestic corporation. In general, Section 23-1-43-10 of the Act defines an “interested shareholder” as any person (other than the resident domestic corporation or any subsidiary of the resident domestic corporation) that is (1) the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding voting shares of the resident domestic corporation; or (2) an affiliate or associate of the resident domestic corporation and at any time within the five (5) year period immediately before the date in question was the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then outstanding shares of the resident domestic corporation.

interested shareholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, (3) a transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested shareholder, except for the following: (a) pursuant to the exercise, exchange, or conversion of securities exercisable for, exchangeable for, or convertible into stock of the corporation or such subsidiary which securities were outstanding prior to the time that the interested shareholder became an interested shareholder; (b) pursuant to a merger under section 490.1105; (c) pursuant to a distribution paid or made, or the exercise, exchange, or conversion of securities exercisable for, exchangeable for, or convertible into stock of such corporation or any such subsidiary, which stock is distributed pro rata to all holders of a class or series of stock of the corporation subsequent to the time the interested shareholder became an interested shareholder; (d) pursuant to an exchange offer by the corporation to purchase stock made on the same terms to all holders of the stock; (e) any issuance or transfer of stock by the corporation, provided, however, that in no case under subparagraph divisions (c) and (d) and this subparagraph division shall there be an increase in the interested shareholder’s proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation, (4) a transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect,

Rights of Kimball Shareholders	Rights of HNI Shareholders

directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested shareholder, and (5) the receipt by the interested shareholder of the benefit, directly or indirectly, except proportionately as a shareholder of such corporation, of any loans, advances, guarantees, pledges, or other financial benefits, other than those expressly permitted in subparagraphs (1) through (4), provided by or through the corporation or any direct or indirect majority-owned subsidiary.

Section 490.1110 of the IBCA defines “interested shareholder” as meaning any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that is the owner of ten percent (10%) or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of ten percent (10%) or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder, and the affiliates and associates of such person. “Interested shareholder” does not include a person whose ownership of shares in excess of the ten percent (10%) limitation is the result of action taken solely by the corporation, provided that such person is an interested shareholder if, after such action by the corporation, the person acquires additional shares of voting stock of the corporation, other than as a result of further corporate action not caused, directly or indirectly, by such person. For purposes of determining

	Rights of Kimball Shareholders	Rights of HNI Shareholders

whether a person is an interested shareholder, the outstanding voting stock of the corporation does not include any other unissued stock of the corporation which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants, or options, or otherwise.

HNI has not opted out of Section 490.1110 of the IBCA, and is therefore subject to such provision.

Indemnification of Directors and Officers
Kimball’s by-laws provide that each person who was or is made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason (i) of the person being or having been a director or officer of Kimball, or of any other corporation where the person served as such at the request of Kimball, (ii) of the person acting or having acted in any position or capacity or on any committee for Kimball or any subsidiary corporation of Kimball, or in any position or capacity in or for a partnership, association, trust, foundation, not-for-profit corporation, employee benefit plan or other organization or entity where this person served as such at the request of Kimball, or (iii) any action taken or not taken by this person in any such capacity, whether or not he or she continues in such capacity at the time such liability or expense shall have been incurred, shall be indemnified by Kimball against any and all liability and reasonable expense that may be incurred by such person in connection with or resulting from any proceeding in which either (i) such person is wholly successful, thereby entitling such person to mandatory indemnification, or (ii) such person is not wholly successful but it is nevertheless determined that such person acted in good faith and that such person reasonably believed that (a) in the case of conduct in his or her official capacity, his or her conduct was in the

Section 490.851 of the IBCA permits a corporation to indemnify any person who is a party to a proceeding because the individual is a director against liability incurred in the proceeding if (1) the director’s conduct was in good faith, (2) the director reasonably believed (a) in the case of conduct in an official capacity, that the director’s conduct was in the best interests of the company, (b) in all other cases, that the director’s conduct was at least not opposed to the best interests of the corporation, and (3) in the case of any criminal proceeding, the director had no reason to believe the director’s conduct was unlawful. A corporation shall not indemnify a director in connection with a proceeding by or in the right of the corporation, except for expenses incurred, or in connection with any proceeding with respect to conduct for which the director was adjudged liable on the basis of receiving a financial benefit to which the director was not entitled, regardless of whether it involved action in the director’s official capacity.

Under IBCA Section 490.582, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against expenses incurred by the director in connection with the proceeding. Section 490.853 of the IBCA permits a

Rights of Kimball Shareholders	Rights of HNI Shareholders

corporation’s best interests, or (b) in all other cases, his or her conduct was at least not opposed to the best interests of such corporation, entity or organization, and, in addition with respect to any criminal action or proceeding, either had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful, thereby entitling such person to permissive indemnification. With regard to permissive indemnification, any requests must first be proposed to the Kimball Board, and a motion for such indemnification may be made by any director of Kimball, including a director who is seeking such indemnification for himself or herself.

Under Section 23-1-37-9 of the Act, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding. Kimball’s by-laws further provide the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount unless he or she is entitled to indemnification under Kimball’s by-laws.

corporation, before final disposition of a proceeding, to advance funds to pay for or reimburse expenses incurred in connection with the proceeding by an individual who is a party to the proceeding because that individual is a director, if authorized by the board and the director delivers to the corporation a signed written undertaking of the director to repay any funds advanced if it is ultimately determined that the director is not entitled to indemnification. Section 490.856 of the IBCA provides that a corporation may indemnify and advance expenses to an officer who is a party to a proceeding because the person is an officer to the same extent as a director and, if the person is an officer but not a director, to such further extent as may be provided by the articles of incorporation or by-laws, or by resolution adopted or a contract approved by the board of directors. In addition, Section 490.857 of the IBCA grants express power to a corporation to purchase and maintain insurance on behalf of an individual who is a director or officer of the corporation, or who, while a director or officer of the corporation, serves at the corporation’s request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, or a joint venture, trust, employee benefit plan, or other entity, against liability asserted against or incurred by the individual in that capacity or arising from the individual’s status as a director or officer, regardless of whether the corporation would have power to indemnify or advance expenses to the individual against the same liability.

HNI’s by-laws provide that HNI may indemnify a director or officer who is a party to a proceeding against liability incurred by the director or officer in the proceeding to the maximum extent permitted by and in the manner prescribed by the IBCA, including advancement of expenses. HNI may also enter into indemnification agreements

	Rights of Kimball Shareholders	Rights of HNI Shareholders

consistent with the IBCA with each director and the officers the HNI Board deems appropriate from time to time.

HNI’s articles of incorporation provide that no director shall be liable to HNI or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except that HNI shall not indemnify against liability for (a) the amount of financial benefit received by a director to which the director is not entitled, (b) an intentional infliction of harm on HNI or the shareholders, (c) a violation of Section 490.833 of the IBCA relating to directors’ liability for unlawful distributions, or (d) an intentional violation of criminal law.

Amendments to Articles/Articles of Incorporation and By-laws/Regulations
Under Section 23-1-38-2 of the Act, the board of directors of a corporation may adopt amendments to the articles of incorporation without shareholder action with respect to certain corporation actions, such as extending the duration of the corporation, deleting the names and addresses of the initial directors no longer serving in that capacity and reducing the number of authorized shares solely as the result of a cancellation of treasury shares. For other amendments, a corporation’s articles of incorporation may be amended only if the proposed amendment is recommended by the board of directors and approved by (1) a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights and (2) the votes by every other voting group entitled to vote on the amendment pursuant to Sections 23-1-30-6 and 23-1-30-7 of the Act.

Under Kimball’s by-laws, except as otherwise provided by law or in Kimball’s articles of incorporation, Kimball’s by-laws may be made, altered, amended or repealed by either (1) the Kimball Board by the affirmative vote of a majority of the whole Kimball

Section 490.1003 of the IBCA provides that, following an amendment’s adoption by the HNI Board, subject to certain exceptions, the shareholders of an Iowa corporation, at a meeting held for that purpose, may adopt an amendment to the corporation’s articles of incorporation by approval of the shareholders at a meeting at which a quorum consisting of a majority of the votes entitled to be cast on the amendment exists, and, if any class or series of shares is entitled to vote as a separate group on the amendment, subject to certain exceptions, the approval of each such separate voting group at a meeting at which a quorum of the voting group exists consisting of a majority of the votes entitled to be cast on the amendment by that voting group. The holders of outstanding shares of a class are entitled to vote as a separate voting group on a proposed amendment that would affect the rights of the shares of the class, even if the articles of incorporation provide that the shares are nonvoting shares.

According to Section 6.03 of HNI’s articles of incorporation, these IBCA default rules apply to amendments of HNI’s articles of incorporation.

	Rights of Kimball Shareholders	Rights of HNI Shareholders

Board, or (2) the affirmative vote at a meeting of Kimball’s shareholders for which the meeting notice designates that making, altering, amending or repealing provisions of the by-laws is to be considered, of at least a majority of the votes entitled to be cast by the holders of the outstanding shares of all classes of stock of Kimball entitled to vote generally in the election of directors, considered as a single voting group.

Section 490.1009 of the IBCA provides that by-laws of an Iowa corporation may be amended or repealed by the corporation’s shareholders. HNI’s articles of incorporation provide that shareholders may adopt, approve, amend or ratify provisions of the by-laws by the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote. By-laws adopted by the shareholders shall have the same force and effect as if such provisions were included in HNI’s articles of incorporation and shall not be construed as having any less force or effect by reason of being included in HNI’s by-laws rather than HNI’s articles of incorporation.

Appraisal Rights
Holders of Kimball Class B Common Stock are not entitled to appraisal rights under the Act because Kimball’s Class B Common Stock is listed on the Nasdaq.

Under the Act, holders of Kimball Class A Common Stock holders have dissenters’ rights with respect to the merger. Chapter 44 of the Act authorizes holders of Class A Common Stock to demand payment in cash for the “fair value” of his or her shares of Kimball Class A Common Stock before the shareholder vote is taken with respect to the merger. In this regard, Chapter 44 of the Act defines “fair value” to mean the value of the dissenting shareholder’s shares immediately before the effectuation of the merger, excluding any appreciation or depreciation in the value of the shares in anticipation of the merger unless a court determines that such exclusion would be inequitable. Pursuant to the procedures set forth in Chapter 44 of the Act, the “fair value” of the shares is to be agreed upon by the dissenting shareholder and the corporation, unless no agreement can be reached, in which case the “fair value” of the shares will be determined by a court. The term “fair value” as used for purposes of Chapter 44 of the Act does not imply, and should not be construed

Under the IBCA, dissenting shareholders of an Iowa corporation being merged into or consolidated with another corporation are entitled to appraisal rights, which is the right to dissent from certain corporate actions and demand payment of the fair cash value of their shares. Appraisal rights shall not be available for the holders of shares of any class or series of shares which is traded in an organized market and has at least two thousand shareholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives and directors, and by any beneficial shareholder and any voting trust beneficial owner owning more than ten percent (10%) of such shares. The IBCA provides that shareholders of an acquiring corporation are not entitled to voting rights in connection with a plan of merger or plan of share exchange.

	Rights of Kimball Shareholders	Rights of HNI Shareholders

as meaning, that the merger consideration is anything other than adequate and in the best interests of Kimball’s shareholders. If a shareholder asserts his or her dissenters’ rights, there is no guarantee that the “fair value” of his or her shares will be determined to be equal to or greater than the merger consideration. Investment banker opinions as to the fairness from a financial point of view of the consideration payable in a transaction such as the proposed merger are not opinions as to and do not address “fair value” for purposes of Chapter 44 of the Act.

A holder of Kimball Class A Common Stock who desires to exercise his or her rights as a dissenting shareholder must strictly comply with the procedures set forth in Chapter 44 of the Act, including (i) before the vote is taken at the special meeting, delivering to Kimball written notice of his or her intent to demand payment of “fair value” for his or her shares of Class A Common Stock if the merger is effectuated and (ii) not voting in favor of the merger in person or by proxy at the special meeting.

Forum for Adjudication of Disputes
Kimball’s by-laws provide that, unless Kimball consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action brought on behalf of, or in the name of, Kimball, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of Kimball to Kimball or any of Kimball’s constituents as identified in Section 23-1-35-1(d) of the Act, (iii) any action asserting a claim arising under any provision of the Act or Kimball’s articles of incorporation or by-laws (as either may be amended from time to time), or (iv) any action otherwise relating to the internal affairs of Kimball, shall in each case be the circuit or superior courts of Marion County, Indiana or the United States District Courts of Indiana.

HNI’s by-laws provide that, unless HNI consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of Iowa and the Iowa District Court for Muscatine County (the “Iowa Court”) shall be the exclusive forums for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of HNI, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of HNI to HNI or HNI’s shareholders, (iii) any action asserting a claim against HNI, its current or former directors, officers or employees arising pursuant to any provision of the IBCA or HNI’s articles of incorporation or by-laws, or (iv) any action asserting a claim against HNI, its current or former directors, officers or employees

Rights of Kimball Shareholders	Rights of HNI Shareholders

governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim as to which the Iowa Court determines that there is an indispensable party not subject to the jurisdiction of the Iowa Court (and the indispensable party does not consent to the personal jurisdiction of the Iowa Court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Iowa Court, or for which the Iowa Court does not have subject matter jurisdiction.

VALIDITY OF COMMON STOCK
The validity of the HNI common stock to be issued in the merger will be passed upon for HNI by Steven M. Bradford, Senior Vice President and General Counsel of HNI. Mr. Bradford is paid a salary by HNI, is a participant in HNI’s Executive Annual Incentive Plan and equity compensation plans, and owns shares of HNI common stock and has options to purchase shares of HNI common stock.
EXPERTS
The consolidated financial statements of HNI Corporation as of December 31, 2022 and January 1, 2022, and for each of the years in the three-year period ended December 31, 2022, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The financial statements of Kimball International, Inc. as of June 30, 2022 and 2021, and for each of the three years in the period ended June 30, 2022, incorporated by reference in this proxy statement/prospectus, and the effectiveness of Kimball International, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon such reports of such firm given on the authority as experts in accounting and auditing.

FUTURE KIMBALL SHAREHOLDER PROPOSALS
HNI and Kimball currently expect to complete the merger by mid-2023. If the merger agreement is approved by the requisite vote of Kimball’s shareholders and the merger is completed, Kimball will become a wholly owned subsidiary of HNI and, consequently, will not hold subsequent annual meetings of its shareholders. After the completion of the merger, Kimball shareholders would be entitled to participate, as shareholders of HNI following the merger, in the annual meetings of the shareholders of HNI.
If the merger agreement is not adopted by the requisite vote of holders of Kimball common stock or if the merger is otherwise not completed for any reason, Kimball intends to hold an annual meeting of its shareholders in 2023. A date has not been set for the Kimball 2023 annual meeting.
Shareholder Proposals (Rule 14a-8). If a Kimball shareholder wishes to submit a shareholder proposal pursuant to Rule 14a-8 for inclusion in Kimball’s proxy statement for its 2023 annual meeting of shareholders (the “Kimball 2023 annual meeting”), Kimball must have received such proposal addressed to Kimball’s corporate secretary and delivered to Kimball’s principal executive offices located at 1600 Royal Street, Jasper, Indiana 47546, no later than May 10, 2023, unless the date of the Kimball 2023 annual meeting of shareholders is held more than thirty (30) days before or after October 21, 2023, in which case the proposal must be delivered within a reasonable time before Kimball begins to print and send its proxy materials. Only proper proposals that are timely received and in compliance with Rule 14a-8 will be included in Kimball’s proxy statement for the Kimball 2023 annual meeting.
Other Business Proposals or Nominations. If a Kimball shareholder wishes to present a proposal at the Kimball 2023 annual meeting (outside of Rule 14a-8), the Kimball shareholder must give timely advance written notice to Kimball prior to the deadline for such meeting determined in accordance with the Kimball by-laws. In general, the Kimball by-laws provide that such notice should be addressed to Kimball’s corporate secretary and be delivered to Kimball’s principal executive offices located at 1600 Royal Street, Jasper, Indiana 47546, not earlier than 110 days and not later than 90 days prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting of Kimball shareholders, provided however, if the Kimball 2023 annual meeting is held more than thirty (30) days before or sixty (60) days after October 21, 2023, then, in order to be timely, a shareholder’s notice must be delivered no earlier than the close of business 110 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement is first made of the date of such meeting.
You may contact Kimball’s corporate secretary at Kimball’s principal executive offices, 1600 Royal Street, Jasper, Indiana 47546, for a copy of the relevant provisions of the Kimball by-laws regarding the requirements for making shareholder proposals and nominating director candidates.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS
Under SEC rules, a single copy of this proxy statement will be delivered in one envelope to multiple shareholders having the same last name and address and to individuals with more than one account registered at Broadridge Corporate Issuer Solutions, Inc., with the same address, unless contrary instructions have been received from an affected shareholder. This procedure, referred to as “householding,” reduces the volume of duplicate materials that shareholders receive and reduces mailing expenses.
Kimball will promptly deliver, upon verbal or written request, a separate copy of the proxy materials to any shareholder residing at an address to which only a single copy of the documents was originally delivered. If you prefer to receive separate copies of the proxy materials, contact Broadridge Financial Solutions, Inc. at 800-542-1061 or in writing at Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

WHERE YOU CAN FIND MORE INFORMATION
HNI and Kimball file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access this information at the SEC’s Internet website that contains reports, proxy statements and other information regarding issuers, including HNI and Kimball, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.
HNI has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers the shares of HNI common stock to be issued to Kimball shareholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about HNI and Kimball. The rules and regulations of the SEC allow HNI and Kimball to omit certain information included in the registration statement from this proxy statement/prospectus.
In addition, the SEC allows HNI and Kimball to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.
This proxy statement/prospectus incorporates by reference the documents listed below that HNI and Kimball have previously filed with the SEC. They contain important information about the companies and their financial condition.
HNI SEC Filings
•	Annual report on Form 10-K for the year ended December 31, 2022;
•
the portions of HNI’s definitive proxy statement on Schedule 14A for the 2023 annual meeting of shareholders, filed on March 21, 2023, that are incorporated by reference into HNI’s annual report on Form 10-K for the year ended December 31, 2022;

•
Current reports on Form 8-K filed on February 23, 2023, March 8, 2023, March 10, 2023, March 16, 2023 and April 4, 2023 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and

•	the description of HNI common stock, filed as Exhibit 4.1 to HNI’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 25, 2020.
Kimball SEC Filings
•	Annual report on Form 10-K for the year ended June 30, 2022;
•	Definitive proxy statement on Schedule 14A for the 2022 annual meeting of shareholders;
•	Quarterly reports on Form 10-Q for the quarterly periods ended September 30, 2022 and December 31, 2022;
•
Current reports on Form 8-K filed on August 4, 2022, October 25, 2022, November 3, 2022, December 5, 2022, December 22, 2022, February 2, 2023, March 8, 2023 and March 10, 2023 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and

•	the description of Kimball Class B Common Stock, filed as Exhibit 4.A to Kimball’s Annual Report on Form 10-K for the year ended June 30, 2020, filed with the SEC on August 28, 2020.
To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.
In addition, HNI and Kimball incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.
You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from HNI or Kimball, as applicable, by requesting them in writing or by telephone as follows:
HNI Corporation 600 East Second Street, P.O. Box 1109 Muscatine, Iowa 52761 Attention: Investor Relations Telephone: (563) 272-7400	Kimball International, Inc. 1600 Royal Street Jasper, Indiana 47546 Attention: Investor Relations Telephone: (812) 482-1600
These documents are available from HNI or Kimball, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about HNI and Kimball at their Internet websites at www.hnicorp.com and www.kimballinternational.com, respectively. Information contained on these websites does not constitute part of this proxy statement/prospectus.
You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from D.F. King & Co., Inc., Kimball’s proxy solicitor, at the following address and telephone number:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
Shareholders may call toll free: (800) 290-6427
Banks and Brokers may call collect: (212) 269-5550
If you are a Kimball shareholder and would like to request documents, please do so by [•], 2023, which is five business days before the special meeting, to receive them before the meeting. If you request any documents from HNI or Kimball, HNI or Kimball, as applicable, will promptly mail them to you by first class mail, or another equally prompt means, after HNI or Kimball, as the case may be, receives your request.
This proxy statement/prospectus is a prospectus of HNI and a proxy statement of Kimball for the special meeting. Neither HNI nor Kimball has authorized anyone to give any information or make any representation about the merger or HNI or Kimball that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that HNI or Kimball has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated April 19, 2023. You should not assume that the information is accurate as of any date other than that date, and neither its mailing to Kimball shareholders nor the issuance of shares of HNI common stock in the merger will create any implication to the contrary.

Annex A
Execution Version
AGREEMENT AND PLAN OF MERGER

by and among

KIMBALL INTERNATIONAL, INC.,

HNI CORPORATION

and

OZARK MERGER SUB, INC.

Dated as of March 7, 2023

Exhibit A	Form of Articles of Incorporation of the Surviving Corporation
Exhibit B	Form of Amended and Restated Bylaws of the Company

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of this 7th day of March, 2023, by and among HNI Corporation, an Iowa corporation (the “Parent”), Ozark Merger Sub, Inc., an Indiana corporation and a wholly owned subsidiary of the Parent (“Merger Sub”), and Kimball International, Inc., an Indiana corporation (the “Company”). The Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, the parties intend that, subject to the terms and conditions of this Agreement and the applicable provisions of the Act, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger;
WHEREAS, the board of directors of the Company (the “Company Board”) has as of the date hereof unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its shareholders; (ii) adopted this Agreement; (iii) approved the Merger; (iv) directed that this Agreement be submitted to the Company’s shareholders for approval; and (v) resolved to recommend approval of this Agreement by the Company’s shareholders;
WHEREAS, the board of directors of the Parent (the “Parent Board”) has as of the date hereof unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the issuance of the shares of common stock of the Parent, par value $1.00 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, the holders of Parent Common Stock; (ii) adopted this Agreement; and (iii) approved the Merger and the Parent Stock Issuance;
WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has as of the date hereof unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub’s sole shareholder; (ii) adopted this Agreement; and (iii) approved the Merger; and
WHEREAS, the Parent, as the sole shareholder of Merger Sub, will approve this Agreement promptly following its execution.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Parent, Merger Sub and the Company, intending to be legally bound, hereby agree as follows:
ARTICLE I

THE MERGER
1.1 The Merger Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Act, Merger Sub shall merge with and into the Company, with the Company continuing as the surviving corporation of such merger, at the Effective Time.
1.2 Effective Time of the Merger Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Parent, Merger Sub and the Company shall cause articles of merger and/or other appropriate documents necessary under the Act to effectuate the Merger (in any such case, the “Articles of Merger”) to be duly prepared and executed in accordance with the relevant provisions of the Act and filed with the Secretary of State. The Merger shall become effective upon the due filing of the Articles of Merger with the Secretary of State or at such subsequent time or date as the Parent and the Company shall agree and specify in the Articles of Merger (the “Effective Time”).
1.3 Closing Subject to the satisfaction or waiver (by the Party entitled to the benefit thereof in accordance with this Agreement, to the extent permitted by Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of such conditions at the Closing), and unless this Agreement has been terminated pursuant to its terms, the Closing shall take place (i) remotely by exchange of documents and signatures (or their electronic counterparts) on the fourth Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of such conditions at the Closing) shall be satisfied or waived in accordance with this Agreement, or (ii) on such other date or at such other place as the Parent and the Company agree in writing.
1.4 Effects of the Merger At the Effective Time (a) the separate existence of Merger Sub shall cease, Merger Sub shall be merged with and into the Company and the Company shall continue as the Surviving Corporation in the Merger; (b) the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit A, until further amended in accordance with the Act, subject to Section 5.8(b); and (c) the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated in their entirety to read as set forth on Exhibit B, until further amended in accordance with the Act, subject to Section 5.8(b). The Merger shall have the effects set forth in the applicable provisions of the Act and in this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.
1.5 Directors and Officers of the Surviving Corporation The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation and until their successors are duly elected and qualified.
1.6 Conversion of Capital Stock As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, the Parent or any holder of shares of the capital stock of the Company or capital stock of Merger Sub:
(a) Capital Stock of Merger Sub. Each share of the common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
(b) Cancellation of Treasury Stock, Subsidiary-Owned and Parent-Owned Stock. Any shares of Company Common Stock that are held in treasury of the Company and any shares of Company Common Stock owned by any Subsidiary of the Company, the Parent, Merger Sub or any other Subsidiary of the Parent immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.
(c) Merger Consideration for Company Common Stock. Subject to Section 1.7, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, shares to be cancelled in accordance with Section 1.6(b), Company RSUs and Company PSUs (together, the “Excluded Shares”)) (such shares of Company Common Stock other than the Excluded Shares, the “Eligible Shares”), shall be converted into the right to receive, in accordance with the terms of this Agreement, (i) $9.00 per share in cash, without interest, from the Parent (such amount of cash, the “Cash Consideration”), and (ii) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio from the Parent (the “Parent Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 0.1301. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Certificate or Uncertificated Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to this Section 1.6(c) in accordance with the provisions of Section 1.7.
(d) Adjustments to Merger Consideration. Subject to the limitations set forth in this Agreement, including Section 4.1(a) and Section 4.1(b), the Merger Consideration shall be adjusted to reflect fully and equitably the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization or other like change with respect to Company Common Stock or Parent Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time.

1.7 Surrender of Certificates
(a) Paying Agent. Prior to the Effective Time, the Parent shall engage the Paying Agent, and at or immediately prior to the Effective Time, the Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Eligible Shares, for payment through the Paying Agent in accordance with this Section 1.7, the Payment Fund. The Payment Fund shall not be used for any other purpose other than as expressly provided for under this Agreement. The Parent shall take all actions necessary to ensure that, from and after the Effective Time, the Payment Fund includes at all times cash sufficient to satisfy the Parent’s obligation to pay the Cash Consideration under this Agreement, cash sufficient to pay any dividends and other distributions pursuant to Section 1.7(h), and cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 1.7(i). Any interest and other income resulting from such investments (net of any losses) shall be paid to the Parent pursuant to Section 1.7(e). In the event the cash portion of the Payment Fund is diminished below the level required for the Paying Agent to make prompt cash payments as required under Section 1.7(b), including any such diminishment as a result of investment losses, the Parent shall promptly deposit, or shall cause to be promptly deposited, additional cash into the Payment Fund in an amount equal to the deficiency in the amount required to make such payments. The Parent or the Surviving Corporation shall pay, or cause to be paid, all charges and expenses of the Paying Agent in connection with the exchange of Eligible Shares pursuant to this Agreement.
(b) Exchange Procedures.
(i) Promptly (and in any event within three Business Days) after the Effective Time, the Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (A) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 1.7(g)) to the Paying Agent, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 1.7(g)) in exchange for the Merger Consideration payable with respect thereto, with such letter of transmittal and such instructions in customary form with such other provisions as the Parent and the Company may mutually agree prior to the Closing. Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 1.7(g)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be promptly paid in exchange therefor (1) Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 1.6(c) (after taking into account all shares of Company Common Stock then held by such holder), (2) cash in the amount equal to the Cash Consideration that such holder has the right to receive pursuant to Section 1.6(c), and (3) dividends and other distributions pursuant to Section 1.7(h) and cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 1.7(i), and the Certificate so surrendered shall forthwith be cancelled.
(ii) Notwithstanding anything to the contrary in this Agreement, any holder of Uncertificated Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article I. In lieu thereof, each holder of record of one or more Uncertificated Shares shall upon receipt by the Paying Agent of an “agent’s message” in customary form with respect to any Uncertificated Share (or such other evidence, if any, of transfer as the Paying Agent or the Parent may reasonably request) be promptly paid the Merger Consideration pursuant to, and in accordance with, the terms of this Agreement in respect of such Uncertificated Share, and such Uncertificated Share shall forthwith be cancelled.
(c) Interest; Transfers; Rights Following the Effective Time. No interest will be paid or accrued on the cash payable upon the surrender of such Certificates or Uncertificated Shares. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (i) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Parent that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Uncertificated Shares shall only be made to the

Person in whose name such Uncertificated Shares are registered. Until surrendered as contemplated by this Section 1.7, each Certificate and all Uncertificated Shares shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 1.6(c), without any interest thereon.
(d) No Further Ownership Rights in Company Common Stock. All Merger Consideration paid upon the surrender of Certificates and cancellation of Uncertificated Shares in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates and Uncertificated Shares, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article I, subject to Section 1.7(e).
(e) Termination of Payment Fund. Any portion of the Payment Fund which remains undistributed to the holders of Certificates and Uncertificated Shares for one year after the Effective Time (including all interest and other income received by the Paying Agent in respect of all funds made available to it) shall be delivered to the Parent, upon demand, and any holder of a Certificate or Uncertificated Shares who has not previously complied with this Section 1.7 shall be entitled to receive only from the Parent or the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) payment of its claim for Merger Consideration, without interest.
(f) No Liability. To the extent permitted by applicable Law, none of the Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any holder of shares of Company Common Stock for any amount required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by the Parent, the posting by such Person of a bond in such reasonable and customary amount as the Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented thereby pursuant to this Agreement.
(h) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid in respect of any unsurrendered Certificate with respect to the whole shares of Parent Common Stock that a holder of such Certificate would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid in respect of any unsurrendered Certificate, in each case until the holder thereof shall surrender such Certificate in accordance with this Section 1.7. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest and subject to applicable withholding Tax, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.
(i) No Fractional Shares of Parent Common Stock. No certificates or shares representing fractional shares of Parent Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Uncertificated Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount (rounded to the nearest cent) equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price per share of Parent Common Stock on the NYSE for the ten consecutive trading days ending the two trading days prior to the Closing Date as reported by Bloomberg, L.P. (such price, the “Parent Share Price”). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Paying Agent shall so notify the Parent, and the Parent shall cause the Paying Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange for the purposes of avoiding the expense and inconvenience to the Parent that would be caused by the issuance of fractional shares of Parent Common Stock.
1.8 Company Stock Plans
(a) Company RSUs.
(i) Effective as of the Effective Time, and if the Effective Time occurs prior to June 30, 2023, then each Company RSU that is scheduled to vest on June 30, 2023 shall vest in full and shall automatically be cancelled and converted into the right to receive an amount of cash (without any interest thereon and subject to applicable withholding Tax) from the Surviving Corporation equal to the product of (A) the number of shares of Company Common Stock then underlying such Company RSU multiplied by (B) (I) the Cash Consideration plus the dividend equivalents that have accrued on such Company RSU, plus (II) the Parent Share Price multiplied by the Exchange Ratio.
(ii) Effective as of the Effective Time, each Company RSU that is then outstanding and unvested, and which does not vest in accordance with Section 1.8(a) above, shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a Company RSU with respect to Company Common Stock and shall thereafter constitute an award, on the same terms and conditions (including as to vesting and forfeiture) as were applicable under such Company RSU immediately prior to the Effective Time, with respect to the number (rounded to the nearest whole number) of shares of Parent Common Stock determined by multiplying (A) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time by (B) the RSU Exchange Ratio. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, that are accrued but unpaid under an outstanding award of Company RSUs as of the Effective Time shall be converted consistent with the foregoing and remain subject to the same terms and conditions (including as to vesting and forfeiture) as were applicable under such award of Company RSUs immediately prior to the Effective Time.
(b) Effective as of the Effective Time, each Company PSU that is then outstanding and unvested shall vest (i) in the case of a Company RTSR, at a pro rata portion of the target amount based on the portion of the performance cycle then completed, or (ii) in the case of a Company EPS/RSU, the target amount, and in each case shall automatically be cancelled and converted into the right to receive an amount of cash (without any interest thereon and subject to applicable withholding Tax) from the Surviving Corporation equal to the product of (i) the total number of shares of Company Common Stock then underlying the vested portion of such Company PSU multiplied by (ii) (A) the Cash Consideration, plus (B) the Parent Share Price multiplied by the Exchange Ratio.
(c) The Parent shall (i) cause the Surviving Corporation to make the payments contemplated by the foregoing Section 1.8(a)(i) and Section 1.8(b) (and subject to Section 1.10) as promptly as practicable (and in any event within ten Business Days) after the Effective Time, and (ii) cause the Surviving Corporation to maintain at all times from and after the Effective Time sufficient liquid funds to satisfy its obligations pursuant to Section 1.8(a)(i) and Section 1.8(b).
(d) As soon as practicable following the execution of this Agreement, and in any event at least five Business Days prior to the anticipated Closing Date, the Company shall provide a notice to each Person who is a holder of Company RSUs or Company PSUs describing the treatment of and payment for such equity awards pursuant to this Section 1.8 and providing instructions for use in obtaining payment therefor, as applicable. The Company shall provide the Parent with a reasonable opportunity to review the notices described in this Section 1.8(d) reasonably in advance of providing said notices and the Company shall incorporate any reasonable comments provided by the Parent to the Company.
(e) No later than ten days after the date hereof, the Company shall pass resolutions and take such other actions as are necessary to provide for the treatment of the Company RSUs and Company PSUs as contemplated by this Section 1.8, and shall promptly thereafter provide evidence thereof to the Parent that is reasonably satisfactory to the Parent.
1.9 Dissenting Shares
(a) Shares of Company Common Stock which are held by persons who are entitled to, have properly exercised, and not withdrawn or waived, dissenters rights with respect thereto (“Dissenting Shares”) in accordance with the Act will not be converted into the right to receive the Merger Consideration, but will be entitled in lieu thereof, to receive payment of the fair value of such Dissenting Shares in accordance with the provision of the Act unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the Act. The Parties acknowledge and agree that the holders of shares of Class B Common Stock of the Company are not entitled to any dissenters’ rights of appraisal under Chapter 44 of the Act.
(b) The Company shall give prompt notice to the Parent of any exercise of dissenters’ rights in connection with the transactions contemplated by this Agreement, of any withdrawals of such demands and of any other instruments served pursuant to the Act and received by the Company relating to such dissenters’ rights, and the Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of the Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.
1.10 Withholding Rights Each of the Parent, Merger Sub, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or any other recipient of payments hereunder any amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax law. To the extent that amounts are so withheld and timely remitted by the Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent, as the case may be, to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder or other recipient in respect of which such deduction and withholding was made.
ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to the Parent and Merger Sub that the statements contained in this Article II are true and correct, except (a) as disclosed in the Company SEC Reports filed with or furnished to the SEC since July 1, 2021 and publicly available prior to the date hereof (including any exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward-looking disclosures contained under the captions “Risk Factors,” “Forward-Looking Statements” or any similar predictive, cautionary or forward-looking sections); provided that nothing disclosed in the Company SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 2.1, Section 2.2(a), Section 2.2(c), Section 2.3(a), Section 2.3(b), Section 2.4, Section 2.19 or Section 2.20 or (b) as set forth in the Company Disclosure Schedule, subject to Section 9.14.
2.1 Organization, Standing and Power The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. The Company has all requisite corporate power and authority to own, lease and operate its material properties and assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification or licensing legally required, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger. Section 2.1 of the Company Disclosure Schedule contains correct and complete copies of the Company’s articles of incorporation and bylaws (and all amendments thereto) as in effect on the date of this Agreement.
2.2 Capitalization
(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 50,000,000 shares of Class A Common Stock, par value $0.05 per share, and 100,000,000 shares of Class B Common Stock, par value $0.05 per share. The Company Common Stock is entitled to the rights and privileges set forth in the Company’s articles of incorporation. As of the Capitalization Date, (i) 36,407,670 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) 6,615,462 shares of Company Common Stock were held in treasury, (iii) 908,145 shares of Company Common Stock were underlying outstanding Company RSUs, and (iv) 286,410 shares of Company Common Stock were underlying outstanding Company PSUs.
(b) The Company has made available to the Parent complete and accurate (i) copies of the Company Stock Plan and details regarding the number of shares of Company Common Stock reserved for future issuance under such Company Stock Plan, (ii) forms of agreements evidencing Company RSUs, (iii) forms of agreements evidencing Company PSUs, and (iv) forms of agreements evidencing any other equity or equity-linked award or compensation arrangement. All outstanding Company equity-based awards have been granted pursuant to, and in compliance with, the Company Stock Plan, and all Company RSUs and Company PSUs have been granted pursuant to one of the forms made available pursuant to the foregoing sentence, without any material deviation therefrom. Section 2.2(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the Capitalization Date, of each outstanding Company RSU and Company PSU, including (A) the name of the holder thereof, (B) the total number of shares of Company Common Stock that may be issued pursuant thereto, (C) the applicable grant date thereof, (D) the vesting conditions thereof (including, with respect to the Company PSUs, whether the award is a Company RTSR or a Company EPS/PSU) and (E) the dollar amount of accrued dividend equivalents thereon. There are no outstanding awards of Company “restricted stock”.
(c) Except as set forth in Section 2.2(a) and for changes since the Capitalization Date resulting from the settlement of Company RSUs and Company PSUs outstanding on such date in accordance with their respective terms, as of the date hereof, (A) there are no equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity or equity-based interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests or other cash or property that is based on the value of shares, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, phantom equity, call, right, commitment or agreement. None of the Company nor any of its Subsidiaries has any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. None of the Company, any of its Subsidiaries or any of its Affiliates is a party to or is bound by any agreement with respect to the voting (including proxies) or sale or transfer of any shares of capital stock or other equity interests of the Company. Except to the extent arising pursuant to applicable state takeover or similar laws, there are no registration rights, and there is no rights agreement, “poison pill” anti-takeover plan or other similar agreement to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of the Company. No Subsidiary of the Company owns any Company Common Stock.
(d) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock subject to issuance as specified in Section 2.2(b) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Act, the Company’s articles of incorporation or bylaws or any agreement to which the Company is a party or is otherwise bound.
(e) There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, or to register, any shares of Company Common Stock or the capital stock of the Company or any of its Subsidiaries.
2.3 Subsidiaries
(a) All of the issued and outstanding shares of capital stock of, or other equity securities in, each Subsidiary of the Company (i) have been, as applicable, duly authorized and validly issued and are fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and (ii) except as set forth in Section 2.3(a)(ii) of the Company Disclosure Schedule, are owned, directly or indirectly, by the Company free and clear of all Liens.
(b) Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation. Each Subsidiary of the Company has all requisite entity power and authority to own, lease and operate its material properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger. The Company has made available to the Parent true, correct and complete copies of the organizational documents of each Subsidiary of the Company (and all amendments thereto) as currently in effect, and no Subsidiary of the Company is in default in the performance, observation or fulfillment of its obligations under such documents, except for such defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger.
(c) The Company does not own or control, directly or indirectly, any equity securities of any Person that is not a Subsidiary of the Company.
2.4 Authority; No Conflict; Required Filings and Consents
(a) The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement and the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (with the Class A Common Stock and Class B Common Stock voting together as a single class for such purposes) (the “Company Shareholder Approval”), to consummate the Merger. The Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Merger are in the best interests of the Company; (ii) adopted this Agreement; (iii) approved the Merger; (iv) directed that this Agreement and the Merger be submitted to the Company’s shareholders for approval; and (v) resolved to recommend approval of this Agreement and the Merger by the Company’s shareholders (the “Company Board Recommendation”). The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the required receipt of the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The execution and delivery of this Agreement by the Company do not, and (subject to receipt of the Company Shareholder Approval) the consummation by the Company of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the articles of incorporation, bylaws or similar governing documents of the Company or any Subsidiary of the Company, (ii) conflict with, or result in any violation or breach of, or constitute a default with or without notice or the lapse of time, or both (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, or result (or, with or without notice or lapse of time, or both, would result) in the creation or imposition of any Lien on any asset, property or right of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties, rights or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i) through (iv) of Section 2.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their respective properties, rights or assets, except in the case of clauses (ii) and (iii) of this Section 2.4(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger.
(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of any applicable waiting period with respect thereto; (ii) the filing of the Articles of Merger with the Secretary of State; (iii) the filing with the SEC of (A) a proxy statement in preliminary and definitive form (each as amended or supplemented from time to time, the “Proxy Statement”) with respect to the Company Meeting, and (B) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (iv) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities or “blue sky” Laws or the rules and regulations of NASDAQ; and (v) any such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger.
(d) Assuming the accuracy of the Parent’s and Merger Sub’s representation and warranty set forth in Section 3.4(d), the Company Shareholder Approval is the only vote of the holders of any class or series of the Company Common Stock necessary for the approval of this Agreement and the Merger or for the consummation by the Company of the Merger.
2.5 SEC Filings; Financial Statements; Information Provided
(a) The Company has filed all registration statements, forms, reports and other documents required to be filed by the Company with the SEC since July 1, 2021. All such registration statements, forms, reports and other documents (including exhibits and all other information incorporated therein and any supplements or amendments thereto and those registration statements, forms, reports and other documents that the Company may file after the date hereof until the Closing) are referred to herein as the “Company SEC Reports”. The Company SEC Reports (i) were or will be filed on a timely basis, (ii) at the time filed, complied, or will comply when filed, as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Company SEC Reports and (iii) except to the extent that information contained in a Company SEC Report has been revised, amended, modified or superseded by a later filed Company SEC Report prior to the date hereof, did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated

in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading. The Company has not as of the date hereof received any written comments from the SEC with respect to any of the Company SEC Reports which remain unresolved. To the Company’s Knowledge, none of the Company SEC Reports is, as of the date hereof, subject to ongoing SEC review. No Subsidiary of the Company is required to file any form, report or other document with the SEC.
(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports at the time filed (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end audit adjustments.
(c) The Proxy Statement (i) on the date the Proxy Statement is first mailed to holders of shares of Company Common Stock, at the time of any amendment or supplement thereto and at the time of the Company Stockholders Meeting, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they shall be made, not misleading and (ii) will at all times comply as to form in all material respects with the requirements of the Exchange Act applicable to the Proxy Statement. Notwithstanding the foregoing provisions of this Section 2.5(c), no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement based upon information supplied by the Parent, Merger Sub or any of their respective Representatives expressly for use or incorporation by reference therein.
(d) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, any such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.
(e) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to provide reasonable assurance that all information concerning the Company that could have a material effect on the financial statements is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of NASDAQ. The Company has established and at all times since July 1, 2021 has maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company’s principal executive officer and its principal financial officer have disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (and made available to the Parent a summary of the significant aspects of such disclosure, if any) (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since July 1, 2021, any material change in internal control over financial reporting and any significant deficiency or material weakness in the design or operation of internal control over financial reporting required to be disclosed in any Company SEC Report or in any form, report or document filed by the Company with the SEC has been so disclosed and each significant deficiency and material weakness previously so disclosed has been remediated in all material respects.
(f) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by the Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement is filed and at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to shareholders of the Company and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 3.5(e), the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by the Parent or Merger Sub specifically for inclusion or incorporation by reference therein.
2.6 No Undisclosed Liabilities Except (a) as disclosed in the Company Balance Sheet, (b) for performance of obligations in the Ordinary Course of Business under Contracts binding upon the Company or any of its Subsidiaries (other than resulting from any breach or acceleration thereof) made available to the Parent prior to the date of this Agreement, (c) for liabilities incurred in the Ordinary Course of Business since the date of the Company Balance Sheet, (d) for liabilities incurred in connection with the entry into this Agreement and the consummation of the Transactions, and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries do not have any liabilities of any nature.
2.7 Absence of Certain Changes or Events
(a) Since the date of the Company Balance Sheet, there has not been a Company Material Adverse Effect.
(b) From July 1, 2021 through the date hereof, no Company Material Customer or Company Material Supplier has terminated, materially curtailed or, notified the Company or any of its Subsidiaries in writing (or, to the Knowledge of the Company, otherwise notified the Company or any of its Subsidiaries) that it intends to terminate or materially curtail its business relationship with the Company and the Company Subsidiaries. For purposes of this Agreement, “Company Material Customers” means the Company’s 15 largest customers for the fiscal year ended July 1, 2022 as measured by gross revenue, and “Company Material Suppliers” means the Company’s 15 largest suppliers for the fiscal year ended July 1, 2022, as measured by gross expenditures.
(c) From the date of the Company Balance Sheet until the date of this Agreement, except for the transactions expressly contemplated hereby, (i) the business of the Company and its Subsidiaries, taken as a whole, has been conducted in the Ordinary Course of Business in all material respects, taking into account any changes to such practices as may have occurred prior to the date of this Agreement as a result of the outbreak of COVID-19, including compliance with COVID-19 Measures, and (ii) none of the Company or any of its Subsidiaries has taken any action that would have required the consent of the Parent under Section 4.1(a), (d)-(f), (g)(iii), (h), (j), (i), (n) or, solely with respect to the foregoing provisions, (o), had, in each case, such action occurred after the date of this Agreement.
2.8 Taxes.
(a) The Company and each of its Subsidiaries have timely filed all material Tax Returns that the Company and each of its Subsidiaries were required to file, and all such Tax Returns were correct and complete in all material respects. The Company and each of its Subsidiaries have paid (or caused to be paid) on a timely basis all material Taxes due and payable by the Company and/or its Subsidiaries.
(b) As of the date of this Agreement, no examination or audit of any Tax Return, or other Action in respect of any Tax, of the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or has been proposed or threatened in writing, nor has any material written adjustment with respect to any Tax Return or material written claim for any additional Tax been received from a Governmental Entity by the Company or any of its Subsidiaries that has not been settled in full. There are no Liens for Taxes on any of the assets or properties of the Company or any of its Subsidiaries, other than Liens for Taxes that are Permitted Liens.
(c) The Company and its Subsidiaries have complied in all material respects with applicable Laws for the withholding of Taxes and have timely withheld and paid over to the appropriate Governmental Entity all amounts of material Taxes required to be withheld and paid over. The Company and its Subsidiaries have complied in all material respects with applicable Laws regarding information reporting.
(d) There is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes from the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is presently contesting any material Tax liability of the Company or its Subsidiaries before any Governmental Entity.
(e) Neither the Company nor any of its Subsidiaries (i) has any material liability for any Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Tax law in any jurisdiction) or as a transferee or successor, or (ii) is a party to or is bound by, or currently has any liability pursuant to any Tax sharing or Tax indemnification agreement or other similar agreement (other than pursuant to commercial agreements or arrangements entered into in the Ordinary Course of Business that are not primarily related to Taxes).
(f) Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.
(g) Neither the Company nor any of its Subsidiaries constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) in the two years prior to the date hereof.
(h) Since July 1, 2019, no claim has been made in writing by a Governmental Entity in a jurisdiction where the Company does not file a particular type of Tax Return (or pay a particular type of Tax) that it is or may be required to file such type of Tax Return with, or pay such Tax to, that jurisdiction.
(i) The Company will not be required to include any material item of income in, or to exclude any material item of deductions from, taxable income from any taxable period (or portion thereof) ending after the Closing as a result of any of the following occurring on or prior to the Closing: (i) adjustment pursuant to Section 481 of the Code (or any similar or analogous provision of state, local, or non-U.S. Law), (ii) closing agreement, as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign law), (iii) deferred intercompany transaction or excess loss account arising under Section 1502 of the Code and the Treasury Regulations thereunder (or any similar provision of state, local or non-U.S. Law) before the Closing, (iv) installment sale or open transaction made or entered into prior to the Closing, or (v) prepaid amount or deferred revenue received prior to the Closing. There is no application pending with any Governmental Entity requesting permission for any change in an accounting method of the Company or any Company Subsidiary, and no Governmental Entity has issued any written proposal regarding any such adjustment or change in accounting method.
(j) Neither the Company nor any Subsidiary of the Company has (i) deferred any Taxes under Section 2302 of the CARES Act or (ii) claimed any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the Families First Coronavirus Response Act.
(k) The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code (a “USRPHC”) and has not been a USRPHC during the five (5) year period ending on the date of this Agreement.
(l) Neither the Company nor any Subsidiary of the Company has executed or filed any power of attorney with respect to Taxes that will remain in effect after the Closing (other than any power of attorney entered into in the Ordinary Course of Business in connection with Tax compliance or filings).

(m) Neither the Company nor any of its Subsidiaries have any material outstanding escheat or unclaimed property liabilities that are due and payable.
(n) Neither the Company nor any of its Subsidiaries has any liability as result of an election pursuant to Section 965(h) of the Code.
(o) None of the representations set forth in this Section 2.8 shall be interpreted as providing any representation, warranty or other assurance regarding the existence, amount, value or condition of, or the ability of Parent or any of its Affiliates (including, on or after the Closing Date, Surviving Corporation and its Subsidiaries) to utilize, any Tax assets or Tax attributes of the Company (including, but not limited to, any Tax loss carryforward, the Tax basis of any asset, net operating loss, Tax credit or any Tax method of accounting) after the Closing Date. Notwithstanding anything to the contrary in this Section 2.8 or Section 2.14, no representation in this Section 2.8 or Section 2.14 (other than a representation set forth in Section 2.8(i) or Section 2.8(j)) shall apply to any Taxes attributable to any Tax period (or portion thereof) beginning after the Closing Date.
2.9 Real Property.
(a) Section 2.9(a) of the Company Disclosure Schedule sets forth the address and description of each parcel of real property owned in fee simple (the “Owned Real Property”) by the Company and any of its Subsidiaries. With respect to each parcel of Owned Real Property, except as would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i) the Company or one of its Subsidiaries has good title to such Owned Real Property, free and clear of all Liens, except Permitted Liens;
(ii) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof (in each case that is currently in effect); and
(iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.
(b) The real property demised by the leases described in Section 2.9(b) of the Company Disclosure Schedule (the “Leased Real Property”) constitutes all of the real property leased by the Company or any of its Subsidiaries. Except as would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Leased Real Property leases are in full force and effect in all material respects, and either the Company or one of its Subsidiaries holds a valid and enforceable leasehold interest under each such lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights laws. The Company has delivered or made available to the Parent and Merger Sub complete and accurate copies of each of the leases described in Section 2.9(b) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such lease, except in each case as would not be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received in the last two years any written notice from any lessor of Leased Real Property alleging the occurrence of a material violation or material breach of a Contract relating to such Leased Real Property.
(c) Except as would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no material defects in the Owned Real Property and the Leased Real Property, and the Owned Real Property and the Leased Real Property are in good operating condition and repair, normal wear and tear excepted and other than items currently under repair, and adequate and suitable for the operation of the business of the Company, as currently conducted.
2.10 Intellectual Property.
(a) Section 2.10(a)(i) of the Company Disclosure Schedule sets forth a true and complete list of each of the issuances, registrations and applications for issuance or registration included in the Owned Intellectual Property Rights, specifying as to each such item, as applicable (i) the owner of such item, (ii) each jurisdiction in which such item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance, registration, or application number of such item and (iv) the date of application and issuance or registration of such item. Section 2.10(a)(ii) of the Company Disclosure Schedule sets forth a true and complete list of each material unregistered trademark in the Owned Intellectual Property Rights.
(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) solely own, free and clear of all Liens except for Permitted Liens, all Owned Intellectual Property Rights, and hold all right, title and interest in and to all Owned Intellectual Property Rights, and hold the Company’s or its applicable Subsidiary’s rights under all Licensed Intellectual Property Rights and (ii) have legally enforceable, valid and sufficient rights to use, all Intellectual Property used or held for use in, or necessary for, the operation of the businesses of each of the Company and its Subsidiaries as currently conducted and as planned to be conducted.
(c) The conduct of the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted and as conducted in the prior three years, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No claims, actions, suits, investigations or proceedings are pending or, to the Knowledge of the Company, threatened in writing (i) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights, (ii) alleging that any Owned Intellectual Property Right or Licensed Intellectual Property Right is invalid or unenforceable or (iii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any other Person, except for claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Owned Intellectual Property Right or the Company’s or its applicable Subsidiary’s interest in any Licensed Intellectual Property Right and (ii) the Company and its Subsidiaries have taken commercially reasonable measures consistent with prudent industry practices to protect and maintain the confidentiality of all Intellectual Property of the Company and its Subsidiaries, the value of which to the Company or its Subsidiary is contingent upon maintaining the confidentiality thereof, including Trade Secrets, and there have been no unauthorized uses or disclosures of any such Intellectual Property.
(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there exist no restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property Rights, and (ii) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or the Company’s or its applicable Subsidiary’s rights under any Licensed Intellectual Property Rights or impair the right of Parent or any of its Affiliates to develop, use, sell, license or otherwise dispose of, or to bring any action for the infringement, misappropriation or other violation of, any Owned Intellectual Property Right or the Company’s or its applicable Subsidiary’s rights under any Licensed Intellectual Property Right.
(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have appropriate procedures in place designed to provide that all Intellectual Property conceived or developed by employees performing their duties for the Company and its Subsidiaries, and by third parties performing research and development for the Company or its Subsidiaries, have been assigned to the Company or its Subsidiary, as applicable, (ii) to the extent that any Intellectual Property has been developed or created by any third party (including any current or former employee), the Company or one of its Subsidiaries has a written agreement with such third party with respect thereto, which provides that the Company or its applicable Subsidiary either (A) has obtained ownership of and is the sole and exclusive owner of or (B) has obtained a valid right to exploit, sufficient for the conduct of its business, as currently conducted or proposed to be conducted, such Intellectual Property.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) the Company and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (A) data backup, (B) disaster avoidance and recovery procedures and (C) business continuity procedures, in each case consistent with industry practices, (iii) in the prior three years there has been no unauthorized use, access, disclosure, or other security incident of or involving any such IT Assets; and (iv) in the prior three years there have been no disruptions in any such IT Assets that adversely affected the operations of the business of the Company or any of its Subsidiaries.
2.11 Contracts.
(a) Section 2.11 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of:
(i) Each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);
(ii) each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights, securities or properties (other than acquisitions or dispositions of inventory in the Ordinary Course of Business) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make or receive annual payments in excess of $1,000,000 or aggregate payments in excess of $2,000,000, or that includes any ongoing indemnities (except for indemnities entered into the Company’s Ordinary Course of Business and pursuant to which the Company and its Subsidiaries have not incurred and do not reasonably expect to incur any material liabilities), “earnouts” or other contingent payment obligations;
(iii) each Contract relating to outstanding Indebtedness (or commitments in respect thereof) of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000 or that otherwise places a Lien (other than a Permitted Lien) on any portion of the assets of the Company or any of its Subsidiaries;
(iv) each Contract for lease of personal property or real property involving payments in excess of $1,000,000 in any calendar year or aggregate payments in excess of $2,000,000 that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days;
(v) each Contract that (A) limits or purports to limit in any material respect the freedom of the Company or its Subsidiaries (or, after the Effective Time, the Parent or its Subsidiaries) to compete or engage in any line of business or geographic location or with any Person or sell, supply or distribute any product or service in any geographic locations, including any Contract that requires the Company or its Subsidiaries (or, after the Effective Time, the Parent or its Subsidiaries) to work exclusively with any Person, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, the Parent or its Subsidiaries), or (C) prohibits or limits the rights of the Company or any of its Subsidiaries (or, after the Effective Time, the Parent or its Subsidiaries) to (i) solicit, hire or retain any Person as an employee, consultant or independent contractor; or (ii) solicit any customer of any other Person, in each case of (i) and (ii), except that is not material to the business of the Company and its Subsidiaries, taken as a whole;
(vi) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any assets or properties of the Company with a purchase price in excess of $1,000,000;
(vii) each material partnership, joint venture or limited liability company agreement or similar contract, other than such contracts solely between the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;
(viii) each Collective Bargaining Agreement;

(ix) each Contract with a PEO to which the Company or any of its Subsidiaries is a party or is subject;
(x) each Contract for any Company Related Party Transaction;
(xi) each agreement to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject that contains any “most favored nation” or most favored customer provision, call or put option, preferential right, minimum purchase commitments or rights of first or last offer, negotiation or refusal, in each case other than (A) those contained in any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries or (B) is not material to the business of the Company and its Subsidiaries, taken as a whole;
(xii) each Contract pursuant to which the Company or any of its Subsidiaries (A) has been granted a license, covenant not to sue or other right to use, any Intellectual Property, which license, covenant or other right is material to the businesses of the Company and its Subsidiaries, other than any license for off-the-shelf software that is generally commercially available on nondiscriminatory pricing terms, or employee invention assignment agreements on the Company’s form entered into in the Ordinary Course of Business, or (B) has granted to any third party any license, covenant not to sue or other right to use to use any material Intellectual Property;
(xiii) any Contract (A) requiring the Company or any Company Subsidiary that is reasonably expected to involve expenditures by the Company or any of its Subsidiaries of more than $3,000,000 or (B) that is reasonably expected to involve payments to the Company or any of its Subsidiaries of more than $3,000,000, in the case of each of subclauses (A) and (B), individually or in the aggregate with respect to such Contract or series of related Contracts, in any fiscal year;
(xiv) any Contract involving the settlement of any Action or threatened Action (or series of related Actions) (A) which will (x) involve payments after the date hereof of consideration in excess of $1,000,000, individually or in the aggregate or (y) impose monitoring or reporting obligations to any other Person outside the Ordinary Course of Business or (B) with respect to which material conditions precedent to the settlement have not been satisfied;
(xv) any Government Contract, excluding settlement agreements described in the Company SEC Reports filed prior to the date hereof and sales or supply agreements entered into in the Ordinary Course of Business;
(xvi) any Contract not otherwise described in any other subsection of this Section 2.11 that is material to the Company and the Company Subsidiaries, taken as a whole, and cannot be terminated by the Company or such Company Subsidiary on less than sixty (60) days’ notice without material payment or penalty;
(xvii) any stockholders, investors rights, registration rights or similar Contract or arrangement; and
(xviii) each Contract relating to any interest rate swap or other derivative or hedging transaction to which any of the Company or any of its Subsidiaries is a party.
(b) Collectively, the Contracts of the types set forth in Section 2.11 (whether or not set forth on Section 2.11 of the Company Disclosure Schedule) are herein referred to as the “Company Material Contracts”. A complete and correct copy of each Company Material Contract has been made available to the Parent or publicly filed with the SEC prior to the execution of this Agreement. Each Company Material Contract is in full force and effect except to the extent it has previously expired in accordance with its terms or where the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to any Company Material Contract is in violation of or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) Since July 1, 2020, neither the Company nor any of its Subsidiaries has entered into any transaction that would be subject to disclosure pursuant to Item 404 of Regulation S-K that has not been disclosed in the Company SEC Reports prior to the date hereof.
(d) With respect to each Government Contract to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties, rights or assets are bound, the Company and any applicable Subsidiaries have complied with the terms and conditions of such Government Contract, including all clauses, provisions and requirements incorporated expressly therein, by reference or by operation any laws or regulations, except for any failure to comply that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
(e) Neither the Company nor any of the Company’s Subsidiaries is a party to any commitment or agreement obligating the Company to file a registration statement under the Securities Act, which filing has not yet been made.
2.12 Litigation. There is no Action pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries or any of their respective properties, rights or assets, in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or would reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger. There are no judgments, orders or decrees outstanding against the Company or any of its Subsidiaries or any of their respective properties, rights or assets that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect or would reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger.
2.13 Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries is, and in the three-year period prior to the date hereof, has been, in compliance with all Environmental Laws; (ii) the Company and its Subsidiaries have, in the three-year period prior to the date hereof, have had, all Permits, licenses and other authorizations required under any Environmental Law, (iii) the Company and its Subsidiaries are, in the three-year period prior to the date hereof, have been, in compliance with such Permits, licenses and other authorizations; (iv) there is no Action relating to any Environmental Laws that is pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries or relating to any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; (v) neither the Company nor any of its Subsidiaries has, in the three-year period prior to the date hereof, received any notice of or entered into or assumed (by contract or operation of law or otherwise), any claim, obligation, liability, order, settlement, judgment, injunction or decree relating to any violation or alleged or suspected violation of any Environmental Laws or release or alleged or suspected release of Hazardous Substances; (vi) there has been no release of Hazardous Substances or violation of Environmental Laws at, on, under or from any real property currently or formerly owned, leased or used by the Company or any of its Subsidiaries; (vii) there are no underground storage tanks, septic tanks, sumps, pits, ponds, impoundments, lagoons, landfills, waste piles, or disposal areas, or the presence of any Hazardous Substances in violation of Environmental Laws or requiring notification, investigation or any other type of response under Environmental Laws at any real property currently or formerly owned, leased or used by the Company or any of its Subsidiaries; and (viii) neither the Company nor its Subsidiaries are currently conducting or required by any Environmental Law to conduct any investigation or remediation of any Hazardous Substances.
2.14 Employee Benefit Plans.
(a) Section 2.14(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all Company Employee Plans and identifies which Company Employee Plans are PEO Plans.
(b) With respect to each Company Employee Plan covering U.S. Company Employees (unless otherwise noted herein) in effect on the date of this Agreement, the Company has made available to the Parent a copy of (i) such Company Plan, including amendments thereto, (ii) the summary plan description, if any, (iii) the most recent annual report (Form 5500) filed with the IRS, if any, for any Company Plan (iv) the most recent determination or opinion letter, if any, from the IRS; (v) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (vi) any notices from the last three years to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Entity relating to any compliance issues in respect of any Company Plan. With respect to each Company Employee Plan covering non-U.S. Company Employees, the Company has made available to the Parent a copy of each material Company Employee Plan.
(c) Each Company Plan, and to the Company’s Knowledge, each PEO Plan, is being and has been maintained, funded and administered in accordance with ERISA, the Code and all other applicable Laws and the regulations thereunder and in accordance with its terms, except for failures to so administer such Company Employee Plan as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. With respect to each Company Employee Plan, all material contributions (including all employer contributions and employee salary reduction contributions) and premium payments that are due to be paid by the Company or one of its Subsidiaries have been timely made and all contributions and premium payments for any period ending on or before the Closing Date that are not yet due to be paid by the Company or one of its Subsidiaries have been made or properly accrued.
(d) With respect to the Company Employee Plans, there are no benefit obligations of the Company or any of its Subsidiaries for which contributions have not been made or properly accrued to the extent required by GAAP, except for failures to make such contributions or accruals for contributions as would not, individually or in the aggregate, reasonably be expected to be material.
(e) All the Company Employee Plans, and to the Company’s Knowledge, all the PEO Plans, that are intended to be qualified under Section 401(a) of the Code have received favorable determination letters from the IRS or are subject to a current advisory opinion from the IRS, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Nothing has occurred with respect to any such Company Employee Plan, or the Company’s Knowledge any such PEO Plan, that could reasonably be expected to adversely affect the qualification of such Company Employee Plan.
(f) None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents or any administrator or fiduciary of any Company Employee Plan has, with respect to any Company Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code or any breach of fiduciary duty (as determined under ERISA), in each case applicable to the Company, any of its Subsidiaries or any Company Plan, or for which the Company or any of its Subsidiaries has any indemnification obligation.
(g) Other than routine claims for benefits, there are no Actions, governmental audits or investigations that are pending or, to the Company’s Knowledge, threatened against or involving any Company Plan, or, to the Company’s Knowledge, any PEO Plan, or asserting any rights to or claims for benefits under any Company Plan or, to the Company’s Knowledge, any PEO Plan.
(h) None of the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates sponsors, maintains, contributes to, is obligated to contribute to or otherwise has any liability (whether current or contingent) with respect to, and during the past six years, none of the Company, any of the Company’s Subsidiaries nor any of their respective ERISA Affiliates has sponsored, maintained, contributed to, had been obligated to contribute to or otherwise had any liability (whether current or contingent) with respect to (i) any employee benefit plan that is subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (v) a “voluntary employees’ beneficiary association” within the meaning of Section 509(c)(9) of the Code, or (vi) a defined benefit plan.
(i) No Company Employee Plan provides, and no PEO Plan provides, and neither the Company nor any of its Subsidiaries has any obligation to provide, post-termination or retiree life insurance, health or other welfare benefits to any Person, except as may be required by Section 4980B of the Code or any similar Law.
(j) The Company, its Subsidiaries and each Company Plan and, to the Company’s Knowledge, PEO Plan, which is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code and

Section 607(1) of ERISA) comply and have complied in all material respects with the applicable requirements of Section 4980B of the Code, Sections 601-609 of ERISA, and the applicable provisions of the Patient Protection and Affordable Care Act. None of the Company or any of its Subsidiaries, nor any Company Plan, nor the Company’s Knowledge, any PEO Plan or any other Person, has engaged in a transaction or has taken or failed to take action in connection with a Company Employee Plan which would reasonably be expected to subject to any Company Employee Plan, the Company or any of its Subsidiaries to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4971 through 4980H, inclusive, 5000 or 5000A of the Code
(k) Except as set forth in Section 2.14(k) of the Company Disclosure Schedule or as contemplated by Section 1.8 of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee, officer, director or individual independent contractor of the Company or any of the Company’s Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) under any Company Employee Plan or Contract; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by the Company or any of the Company’s Subsidiaries under any Company Employee Plan or Contract; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Company Employee Plan or Contract; or (iv) limit or restrict the right of the Company or any of the Company’s Subsidiaries to merge, amend or terminate any Company Employee Plan in accordance with its terms and applicable Law. Without limiting the foregoing, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or individual independent contractor of the Company or any of the Company’s Subsidiaries.
(l) Each Company Employee Plan has been maintained, in form and operation, in all respects in compliance with Section 409A of the Code, and, except as set forth in Section 2.14(l) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 409A of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.
(m) Except as required by applicable Law, no condition exists that would prevent the Company or any of its Subsidiaries from terminating or amending any Company Employee Plan that is not an individual agreement at any time for any reason without material liability to the Company or its Subsidiaries (other than ordinary notice and administration requirements and expenses or routine claims for benefits).
2.15 Compliance with Laws.
(a) The Company, its Subsidiaries and their respective businesses are, and at all times since July 1, 2021 have been, in compliance with all applicable Laws, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger. None of the Company or any of its Subsidiaries have received since July 1, 2021 any written correspondence from any Governmental Entity with respect to any violation or alleged violation of any applicable Law by the Company or any of its Subsidiaries.
(b) The Company is, and since July 1, 2021 has been, in compliance in all material respects with (i) the applicable listing and other rules and regulations of NASDAQ and (ii) the applicable provisions of the Sarbanes-Oxley Act.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since July 1, 2021, the Company and each of its Subsidiaries have at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executives orders and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the United States Department of State, (iii) import control statutes and regulations administered by the

Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of the Company or any of its Subsidiaries is conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has been since July 1, 2021 or currently is the subject of a charging letter or penalty notice issued, or, to the Knowledge of the Company, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by the Company pertaining to such matters.
(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company, its Subsidiaries and, to the Knowledge of the Company, their respective Representatives are, and since July 1, 2021 have been, in compliance in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.) (“FCPA”), as if its foreign payments provisions were fully applicable to the Company, its Subsidiaries and such Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money-laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries.
2.16 Permits. The Company and its Subsidiaries hold and at all times since July 1, 2021 held all Permits necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger.
2.17 Labor Matters.
(a) Except as set forth in Section 2.17(a) of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is a party to any Collective Bargaining Agreement and no such agreement is being negotiated, (ii) to the Knowledge of the Company, there is no pending union representation petition involving employees of the Company or any of its Subsidiaries and none has been pending in the past three years, (iii) the Company does not have Knowledge of any activity or Action of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees that is currently pending or has occurred in the past three years, and (iv) no service provider with respect to the Company or any of its subsidiary is subject to a PEO relationship.
(b) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby require the Company or any of its Subsidiaries to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any labor organization, trade union or employee representative body of employees, or Governmental Entity with respect to any employee.
(c) There is no unfair labor practice, charge or grievance arising out of a Collective Bargaining Agreement, other agreement with any labor union, or other labor-related grievance Action against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened.
(d) There is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, and no such events have occurred in the past three years.

(e) The Company and its Subsidiaries are, and since July 1, 2019 have been, in compliance in all respects with all applicable Laws respecting employment and employment practices, and there are no, and in the past 3 years there have not been any, Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to be material. Since July 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries, except in each case as would not be expected to result in material liability to the Company and its Subsidiaries.
(f) Except as would not be expected to result in material liability to the Company and its Subsidiaries, all individuals who perform or have performed services for the Company or any Subsidiary thereof in the past three years have been properly classified in all respects under applicable Law as employees or individual independent contractors and for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the Fair Labor Standards Act and applicable state Law), and no such individual has been improperly included or excluded from any Employee Plan. Except as would not result in material liability to the Company and its Subsidiaries: (A) the Company and its Subsidiaries have timely paid all wages, salaries, wage premiums, commissions, bonuses, fees, and other compensation which have come due and payable to their current and former employees and individual independent contractors under applicable Law, Company Employee Plan or Contract; and (B) neither the Company nor its Subsidiaries is liable for any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.
(g) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have withheld all amounts required by applicable Law to be withheld from the wages, salaries and other payments to employees, and are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business).
(h) During the three (3) years prior to the date of this Agreement, neither the Company nor any Subsidiary thereof has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in, and pursuant to, WARN).
(i) In the past three (3) years, (i) no formal written allegations of sexual harassment have been made through the Company’s internal reporting procedures against any employee at the level of Vice President or above, other than any allegations that the Company or Subsidiary thereof reasonably determined, after due inquiry, did not have merit and (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or misconduct by any employee at the level of Vice President or above.
2.18 Opinion of Financial Advisor. The financial advisor of the Company, J.P. Morgan, has delivered to the Company Board an opinion to the effect that, as of the date of such opinion, and based upon and subject to the qualifications, limitations, factors and assumptions set forth therein, the Merger Consideration to be received by the holders of Company Common Stock pursuant to the Merger as provided in this Agreement is fair, from a financial point of view, to such holders. An executed copy of the aforementioned opinion has been made available to the Parent, it being understood that such opinion is being provided solely for informational purposes, is for the benefit of the Company and may not be relied upon by the Parent or Merger Sub or their respective Affiliates.
2.19 Takeover Laws. Assuming the accuracy of the representations and warranties of the Parent and Merger Sub in Section 3.4(d), the Company Board has taken all actions necessary so that the requirements and restrictions contained in the Act and the Company’s articles of incorporation and bylaws shall not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

2.20 Brokers. Except as set forth on Section 2.20 of the Company Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action or agreement of the Company or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.
2.21 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.
2.22 Related Party Transactions. Except as set forth in the Company SEC Reports prior to the date hereof or Section 2.11(a)(x), there are no transactions, agreements, arrangements or understandings between the Company or any Subsidiary of the Company, on the one hand, and any affiliate (including any officer or director) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed (each of the foregoing, a “Company Related Party Transaction”).
2.23 Privacy and Data Security.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have at all times in the prior three years complied, and presently comply, with all applicable Privacy Legal Requirements, and their own respective privacy policies, terms of use and contractual obligations and (ii) the Company and its Subsidiaries have taken appropriate actions (including reasonable and appropriate administrative, technical and physical safeguards) to protect Personal Information in their possession or under their control against unauthorized or unlawful access, use, modification, disclosure or other misuse.
(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) in the prior three years neither the Company nor any of its Subsidiaries has received any written notice from any applicable Governmental Entity alleging a violation of any Privacy Legal Requirements by the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (ii) no claims have been asserted or threatened against the Company or any of its Subsidiaries (and to the knowledge of the Company, no such claims are likely to be asserted or threatened) by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any Privacy Legal Requirements, or the Company’s privacy policies, terms of use or contractual obligations and (iii) to the Knowledge of the Company, in the prior three years there has been no unauthorized use, access, disclosure, or other security incident of or involving Personal Information in the possession of or under the control of the Company or any of its Subsidiaries.
2.24 Exclusivity of Representations and Warranties.
(a) No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:
(i) none of the Parent, Merger Sub or any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Parent, Merger Sub, their respective Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;
(ii) no Person has been authorized by the Parent, Merger Sub or any of their respective Subsidiaries, or any of their respective Affiliates or Representatives, to make any representation or warranty relating to the Parent, Merger Sub and their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company, its Subsidiaries, or any of their respective Affiliates or Representatives as having been authorized by the Parent, Merger Sub and their respective Subsidiaries, or any of their respective Affiliates or Representatives (or any other Person); and
(iii) the representations and warranties made by the Parent and Merger Sub in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company, its Subsidiaries, or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).
(b) No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:
(i) any representation or warranty, express or implied;
(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company, its Subsidiaries, or any of their respective Affiliates or Representatives; or
(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB
The Parent and Merger Sub, jointly and severally, represent and warrant to the Company that the statements contained in this Article III are true and correct, except (a) as disclosed in the Parent SEC Reports filed with or furnished to the SEC since January 2, 2022 and publicly available prior to the date of this Agreement (including any exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward-looking disclosures contained under the captions “Risk Factors,” “Forward-Looking Statements” or any similar predictive, cautionary or forward looking sections) or (b) as set forth in the Parent Disclosure Schedule, subject to Section 9.14.
3.1 Organization, Standing and Power. The Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Iowa, has all requisite corporate power and authority to own, lease and operate its material properties and assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification or licensing legally required, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a Parent Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Parent to consummate the Merger. The Parent has publicly filed correct and complete copies of the Parent’s articles of incorporation and bylaws (and all amendments thereto) as in effect on the date of this Agreement.
3.2 Capitalization.
(a) As of the date of this Agreement, the authorized capital stock of the Parent consists of (i) 200,000,000 shares of Parent Common Stock, and (ii) 2,000,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). The Parent Capital Stock is entitled to the rights and privileges set forth in the Parent’s articles of incorporation. As of the Capitalization Date, 41,674,174 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury), (ii) 0 shares of Parent Preferred Stock were issued and outstanding, (iii) 49,005,818 shares of Parent Common Stock were held in treasury, and (iv) 3,088,637 shares of Parent Common Stock were subject to outstanding equity awards under the Parent Stock Plans (“Parent Equity Awards”).

(b) The Parent has made available to the Company complete and accurate (i) copies of each Parent Stock Plan and details regarding the number of shares of Parent Common Stock reserved for future issuance under such Parent Stock Plan, (ii) forms of agreements evidencing Parent Equity Awards, and (iii) forms of agreements evidencing any other equity or equity-linked award or compensation arrangement.
(c) Except (i) as set forth in Section 3.2(a) and for changes since the Capitalization Date resulting from the exercise or settlement of Parent Equity Awards outstanding on such date in accordance with their respective terms and (ii) as reserved for future grants under each Parent Stock Plan as of the date of this Agreement, as of the date hereof, (A) there are no equity securities of any class of the Parent, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements to which the Parent or any of its Subsidiaries is a party or by which the Parent or any of its Subsidiaries is bound obligating the Parent or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Parent or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating the Parent or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. The Parent does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. None of the Parent, any of its Subsidiaries or any of its Affiliates is a party to or is bound by any agreement with respect to the voting (including proxies) or sale or transfer of any shares of capital stock or other equity interests of the Parent.
(d) All outstanding shares of Parent Capital Stock are, and all shares of Parent Capital Stock subject to issuance as specified in Section 3.2(b) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Iowa Act, the Parent’s articles of incorporation or bylaws or any agreement to which the Parent is a party or is otherwise bound.
(e) There are no obligations, contingent or otherwise, of the Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire, or to register, any shares of Parent Capital Stock or the capital stock of any of the Parent’s Subsidiaries.
3.3 Subsidiaries.
(a) All of the issued and outstanding shares of capital stock of, or other equity securities in, each Subsidiary of the Parent (x) have been, as applicable, duly authorized and validly issued and are fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and (y) except as set forth in Section 3.3(a) of the Parent Disclosure Schedule, are owned, directly or indirectly, by the Parent free and clear of all Liens.
(b) Each Subsidiary of the Parent is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, has all requisite entity power and authority to own, lease and operate its material properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that have not had and would not reasonably be expected to have a Parent Material Adverse Effect. No Subsidiary of the Parent is in default in the performance, observation or fulfillment of its obligations under the organizational documents of such Subsidiary as currently in effect, except for such defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(c) The Parent does not own or control, directly or indirectly, any equity securities of any Person that is not a Subsidiary of the Parent.
(d) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and has engaged in no other business activities other than in connection with its organization and the transactions contemplated hereby.

3.4 Authority; No Conflict; Required Filings and Consents.
(a) Each of the Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the Merger Sub Shareholder Approval, to consummate the Merger. The Parent Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Merger are in the best interests of the Company; (ii) adopted this Agreement; and (iii) approved the Merger. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Parent and Merger Sub have been duly authorized by all necessary corporate action on the part of the Parent and Merger Sub, subject only to the adoption of this Agreement by the Parent as sole shareholder of Merger Sub (the “Merger Sub Shareholder Approval”), which shall occur promptly after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by each of the Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of the Parent and Merger Sub, enforceable against each of the Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b) The execution and delivery of this Agreement by the Parent and Merger Sub do not, and the consummation by the Parent and Merger Sub of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the articles of incorporation or bylaws of the Parent, Merger Sub or any other Subsidiary of the Parent, (ii) conflict with, or result in any violation or breach of, or constitute a default with or without notice or the lapse of time, or both (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, or result (or, with or without notice or lapse of time, or both, would result) in the creation or imposition of any Lien on any asset, property or right of the Parent, Merger Sub or any other Subsidiary of the Parent under, any of the terms, conditions or provisions of any Contract to which the Parent or any of such Subsidiaries is a party or by which any of them or any of their properties, rights or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i) through (iv) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Parent or any of its Subsidiaries or any of its or their respective properties, rights or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Parent or Merger Sub to consummate the Merger.
(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Parent Capital Stock are listed for trading is required by or with respect to the Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Parent and Merger Sub or the consummation by the Parent and Merger Sub of the transactions contemplated by this Agreement, except for (i) the filing of a premerger notification report by the Parent and Merger Sub under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (ii) the filing of the Articles of Merger with the Secretary of State; (iii) the filing with the SEC of such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (iv) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities or “blue sky” Laws or the rules and regulations of NYSE; and (v) any such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Parent and Merger Sub to consummate the Merger.
(d) Other than by reason of this Agreement or the transactions contemplated hereby, neither the Parent nor Merger Sub is an “interested shareholder” (as defined in Section 23-1-43-10 of the Act) of the Company or any of its Subsidiaries.

3.5 SEC Filings; Financial Statements; Information Provided.
(a) The Parent has filed all registration statements, forms, reports and other documents required to be filed by the Parent with the SEC since January 2, 2021. All such registration statements, forms, reports and other documents (including exhibits and all other information incorporated therein and any supplements or amendments thereto and those registration statements, forms, reports and other documents that the Parent may file after the date hereof until the Closing) are referred to herein as the “Parent SEC Reports”. The Parent SEC Reports (i) were or will be filed on a timely basis, (ii) at the time filed, complied, or will comply when filed, as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Parent SEC Reports and (iii) except to the extent that information contained in a Parent SEC Report has been revised, amended, modified or superseded by a later filed Parent SEC Report prior to the date hereof, did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in the light of the circumstances under which they were made, not misleading. The Parent has not as of the date hereof received any written comments from the SEC with respect to any of the Parent SEC Reports which remain unresolved. To the Parent’s Knowledge, none of the Parent SEC Reports is, as of the date hereof, subject to ongoing SEC review. No Subsidiary of the Parent is required to file any form, report or other document with the SEC.
(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Parent SEC Reports at the time filed (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of the Parent and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end audit adjustments.
(c) The Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, any such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.
(d) The Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to provide reasonable assurance that all information concerning the Parent that could have a material effect on the financial statements is made known on a timely basis to the individuals responsible for the preparation of the Parent’s filings with the SEC and other public disclosure documents. The Parent is in compliance in all material respects with the applicable listing and other rules and regulations of NYSE. The Parent has established and at all times since January 2, 2021 has maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal controls are designed to provide reasonable assurance regarding the reliability of the Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. The Parent’s principal executive officer and its principal financial officer have disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to the Parent’s auditors and the audit committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure, if any) (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Parent’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal control over financial reporting. Since January 2, 2021, any material change in internal control over financial reporting and any significant deficiency or material weakness in the design or operation of internal control over financial reporting required to be disclosed in any Parent SEC Report or in any form, report or document filed by the Parent with the SEC has been so disclosed and each significant deficiency and material weakness previously so disclosed has been remediated in all material respects.
(e) None of the information supplied or to be supplied by the Parent for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to shareholders of the Company and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 2.5(f), the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Parent or Merger Sub with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.
3.6 No Undisclosed Liabilities. Except (a) as disclosed in the Parent Balance Sheet, (b) for performance of obligations in the Ordinary Course of Business under Contracts binding upon the Parent or any of its Subsidiaries (other than resulting from any breach or acceleration thereof), (c) for liabilities incurred in the Ordinary Course of Business since the date of the Parent Balance Sheet, (d) for liabilities incurred in connection with the entry into this Agreement and the consummation of the Transactions, and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent and its Subsidiaries do not have any liabilities of any nature.
3.7 Absence of Certain Changes or Events.
(a) Since the date of the Parent Balance Sheet, there has not been a Parent Material Adverse Effect.
(b) From the date of the Parent Balance Sheet until the date of this Agreement, except for the transactions expressly contemplated hereby, the business of the Parent and its Subsidiaries, taken as a whole, has been conducted in the Ordinary Course of Business in all material respects, taking into account any changes to such practices as may have occurred prior to the date of this Agreement as a result of the outbreak of COVID-19, including compliance with COVID-19 Measures.
3.8 Litigation. There is no Action pending or, to the Parent’s Knowledge, threatened, against the Parent or any of its Subsidiaries, in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or would reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger. There are no judgments, orders or decrees outstanding against the Parent or any of its Subsidiaries that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect or would reasonably be expected to prevent, or materially impair or delay, the ability of the Parent to consummate the Merger.
3.9 Compliance with Laws.
(a) The businesses of the Parent and its Subsidiaries are not currently being conducted, and at no time since January 2, 2021 have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. None of the Parent or any of its Subsidiaries have received since January 2, 2021 any written correspondence from any Governmental Entity with respect to any violation or alleged violation of any applicable Law by the Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) The Parent is, and since January 2, 2021 has been, in compliance in all material respects with (i) the applicable listing and other rules and regulations of NYSE and (ii) the applicable provisions of the Sarbanes-Oxley Act.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 2, 2021, the Parent and each of its Subsidiaries have at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executives orders and regulations administered by OFAC and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of the Parent or any of its Subsidiaries is conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither the Parent nor any of its Subsidiaries has been since January 2, 2021 or currently is the subject of a charging letter or penalty notice issued, or, to the Knowledge of the Parent, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by the Parent pertaining to such matters.
(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent, its Subsidiaries and, to the Knowledge of the Parent, their respective Representatives are, and since January 2, 2021 have been, in compliance in all material respects with: (i) the provisions of the FCPA, as if its foreign payments provisions were fully applicable to the Parent, its Subsidiaries and such Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money-laundering Laws of each jurisdiction in which the Parent and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Parent or any of its Subsidiaries.
3.10 Permits. The Parent and its Subsidiaries hold and at all times since January 2, 2021 held all Permits necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of the Parent, threatened, and the Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
3.11 Brokers. Except as set forth on Section 3.11 of the Parent Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action or agreement of the Parent, Merger Sub or any of their respective Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.
3.12 Related Party Transactions. Except as set forth in the Parent SEC Reports, there are no transactions, agreements, arrangements or understandings between the Parent or any Subsidiary of the Parent, on the one hand, and any affiliate (including any officer or director) thereof, but not including any wholly-owned Subsidiary of the Parent, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed (each of the foregoing, a “Parent Related Party Transaction”).
3.13 Financing.
(a) The Parent has delivered to the Company a true and complete copy of (i) the executed Debt Commitment Letter and (ii) the executed Debt Fee Letter (which may be redacted as to fees, yield or interest rate caps, original issue discount amounts, economic terms, flex terms and successful syndication level and other terms that are customarily redacted in connection with transactions of this type and would not adversely affect the conditionality, enforceability, availability, net cash proceeds or principal amount (except, in the case of the net cash proceeds or principal amount, as a result of increased original issue discount or upfront fees resulting from the exercise of “price flex”) of the Debt Financing). Except as expressly set forth in the Debt Commitment Letter and Debt Fee Letter, there are no conditions precedent to the obligations of the Debt Financing Sources party to the Debt Commitment Letter to provide the Debt Financing or any contingencies that would permit the Debt Financing Sources to reduce the total amount of the Debt Financing, including any condition or other contingency relating to the total amount or availability of the Debt Financing pursuant to any market flex provision. As of the date of this Agreement, neither the Parent nor any Subsidiary of the Parent has entered into any agreement, side letter or other arrangement relating to the debt financing of the Transactions, in each case, that would reasonably be expected to adversely affect the conditionality, enforceability, availability or principal amount of the Debt Financing, other than as set forth in the Debt Commitment Letter and the Debt Fee Letter. The commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and represents (A) a valid, binding and enforceable obligation of the Parent and (B) to the Parent’s Knowledge, a valid, binding and enforceable obligation of each other party thereto, in the case of each of clauses (A) and (B), except as may be limited by applicable Bankruptcy and Equity Exceptions. The Parent or a Subsidiary of the Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are required to be paid pursuant to the terms of the Debt Commitment Letter and the Debt Fee Letter on or prior to the date of this Agreement. As of the date of this Agreement, to the Parent’s Knowledge, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default on the part of the Parent or any other party thereto under the Debt Commitment Letter. As of the date of this Agreement, assuming the satisfaction of all of the conditions in Section 6.1 and Section 6.3 of this Agreement, the Parent has no reason to believe that any of the conditions to funding set forth in the Debt Commitment Letter will not be satisfied, nor does the Parent have Knowledge, as of the date of this Agreement, that the Debt Financing will not be made available to the Parent on the Closing Date in accordance with the terms of the Debt Commitment Letter.
(b) Assuming the satisfaction of all of the conditions in Section 6.1 and Section 6.3 of this Agreement, the proceeds of the Debt Financing (after giving effect to any market flex provision), if funded in accordance with the Debt Commitment Letter, together with any available cash of the Parties and their respective Subsidiaries, shall constitute sufficient funds for the Parent and Merger Sub to (i) pay the Cash Consideration, (ii) pay the Payoff Amount pursuant to Section 5.14, and (iii) pay all related fees and expenses of the Parent, Merger Sub and their respective Representatives pursuant to this Agreement (such payments, the “Required Uses”). For the avoidance of doubt, in no event shall the receipt or availability of any financing, including the Debt Financing, by the Parent or any Subsidiary of the Parent be a condition to any of the Parent’s or Merger Sub’s obligations hereunder.
(c) Neither the Parent nor Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of the Parent, Merger Sub, the Surviving Corporation or any of their respective Subsidiaries. Assuming the satisfaction of the conditions set forth in Article VI, the accuracy of the representations and warranties of the Company in Article II and the estimates, projections or forecasts provided by or on behalf of the Company and its Subsidiaries to the Parent prior to the date hereof have been prepared in good faith on assumptions that were, and continue to be, reasonable at and immediately after the Effective Time, then immediately following the consummation of the transactions contemplated by this Agreement, including any repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letter, (i) the present fair saleable value (determined on a going concern basis) and the fair value of the assets of the Parent, Merger Sub, the Surviving Corporation and their respective Subsidiaries, taken as a whole on a consolidated basis, will be greater than the total amount of their probable liabilities (including a reasonable estimate of the probable amount of all contingent liabilities), (ii) the Parent, Merger Sub, the Surviving Corporation and their respective Subsidiaries, taken as a whole on a consolidated basis, will be able to pay their respective debts and obligations in the ordinary course of business as they mature and become due, and (iii) the Parent, Merger Sub, the Surviving Corporation and their respective Subsidiaries, taken as a whole on a consolidated basis, will not have, or have access to, unreasonably small capital to carry on their respective businesses and the businesses in which they are about to engage. For the purposes of this Section 3.13(c), a reasonable estimate of the probable amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.
3.14 Exclusivity of Representations and Warranties.
(a) No Other Representations and Warranties. Each of the Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II:
(i) neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by the Company or any of its Subsidiaries, or any of their respective Affiliates or Representatives, to make any representation or warranty relating to the Company and its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company and its Subsidiaries, or any of their respective Affiliates or Representatives (or any other Person); and
(iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Parent and Merger Sub hereby disclaim any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).
(b) No Reliance. Each of the Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:
(i) any representation or warranty, express or implied;
(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or
(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.
ARTICLE IV

CONDUCT OF BUSINESS
4.1 Covenants of the Company. Except (i) as otherwise expressly permitted or required by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 4.1 of the Company Disclosure Schedule, (iv) in order to respond to the COVID-19 pandemic or COVID-19 Measures (a “COVID-19 Response”), provided that (x) if such COVID-19 Response would (in the absence of this clause (iv)) otherwise require Parent’s consent pursuant to this Section 4.1 and could reasonably be expected to have an adverse financial impact on the Company or its Subsidiaries of at least $500,000 or could reasonably be expected to otherwise materially and adversely impact the Company and its Subsidiaries, taken as a whole, the Company shall, prior to making any such action, (A) provide prior written notice to Parent describing the material facts regarding the situation and the proposed course of action and (B) reasonably consult with Parent and consider in good faith Parent’s suggestions and/or feedback, and (y) in the case of any other COVID-19 Response that would (in the absence of this clause (iv)) otherwise require Parent’s consent pursuant to this Section 4.1, the Company shall, prior to making any such COVID-19 Response, notify Parent in writing (the procedures required by foregoing clauses (x) and (y), “COVID-19 Response Procedures”), or (v) with the Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to act and carry on its business in the Ordinary Course of Business and to keep available the services of their present key employees and maintain their existing relations and goodwill with material customers, suppliers, licensors, licensees and other third parties with whom it has material business relations; provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.1(a)-4.1(o) shall be deemed a breach of the foregoing in this Section 4.1 unless such action would constitute a breach of such other provision. Without limiting the generality of the foregoing, except as otherwise expressly permitted or required by this Agreement, as required by applicable Law, as set forth in Section 4.1 of the Company Disclosure Schedule, in order to implement a COVID-19 Response in accordance with the COVID-19 Response Procedures, or with the Parent’s prior written consent (not to be unreasonably withheld, conditioned, or delayed, other than with respect to clauses (a), (b), (c), (h), (i) (but solely subclauses (iii), (v), (vi) and (vii)(A) thereof) and (m), for which Parent may withhold its consent at its sole discretion), during the Pre-Closing Period, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following:
(a) (i) declare, set aside, make or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than (x) dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent, and (y) regular quarterly dividends in cash to shareholders of the Company in the Ordinary Course of Business (subject, in the case of this clause (y), to the terms and conditions of Section 5.15)), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of shares of Company Common Stock from holders of Company RSUs or Company PSUs in full or partial payment of any applicable Taxes payable by such holder upon exercise or settlement thereof, as applicable, to the extent required under the terms thereof;
(b) issue, offer, deliver, sell, grant or otherwise permit to become outstanding any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case other than (i) the issuance of shares of Company Common Stock upon settlement of Company RSUs and Company PSUs outstanding on the date hereof and in accordance with the terms thereof or (ii) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company;
(c) amend the Company’s or any of its Subsidiaries’ articles of incorporation, bylaws or other comparable charter or organizational documents;
(d) acquire, or cause any acquisition of, any assets, rights or properties, including by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof, or make any capital expenditures or other expenditures with respect to property, plant or equipment, in any such case in respect of any of the foregoing, other than (x) purchases of assets in an aggregate amount not to exceed $2,000,000 individually or $5,000,000 in the aggregate for all such transactions and (y) capital expenditures set forth in Section 4.1 of the Company Disclosure Schedule;
(e) sell, lease, license (or sublicense), pledge, mortgage or otherwise dispose of or subject to any Lien any properties, rights or assets (except for Intellectual Property, which is addressed solely in Section 4.1(k) below) of the Company or of any of its Subsidiaries other than (i) sales of inventory or equipment, and dispositions of obsolete equipment, in each case in the Ordinary Course of Business and (ii) sales of other assets in an aggregate amount not to exceed $2,000,000 individually or $5,000,000 in the aggregate for all such transactions;
(f) (i) adopt any stockholder rights plan, (ii) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization or (iii) merge or consolidate with any Person, other than such transactions among wholly-owned Subsidiaries of the Company;
(g) (i) incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of the Company and its Subsidiaries in the Ordinary Course of Business) or capital contributions to, or investment in, any other Person, other than the Company or any of its direct or indirect wholly owned Subsidiaries, or (iv) enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or its Subsidiaries against fluctuations in exchange rates, other than, (A) the incurrence of any Indebtedness solely among the Company and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of the Company, which Indebtedness is incurred in the Ordinary Course of Business, (B) borrowings and repayments with respect to revolving loans borrowed under the Company Credit Agreement (as in effect as of the date hereof) in the Ordinary Course of Business so long as the aggregate amount outstanding under the Company Credit Agreement does not exceed at any time $75,000,000, and (C) borrowings and repayments with respect to any capital leases, Company credit card accounts and other Indebtedness, in each case of this clause (C) in the Ordinary Course of Business;
(h) make any changes in accounting methods, principles or practices, except insofar as may be required by a change in GAAP (except for any minor changes or modifications to such methods, principles or practices in the Ordinary Course of Business);
(i) (i) except as required by applicable Law or in order to comply with any Company Employee Plan as in existence on the date hereof, adopt, enter into, terminate or amend any employment, consulting, severance, retention, change in control, termination or similar agreement or arrangement with any of its directors, officers, employees or individual independent contractors, other than, to the extent done in the Ordinary Course of Business, (A) entry into at-will offer letters with newly hired employees permitted to be hired hereunder, which letters do not provide for any severance or change in control benefits (other than participation in the Company’s severance plans set forth in Section 4.1(i)(i) of the Company Disclosure Schedule as in effect on the date hereof (the “Company Severance Practices”), or (B) entry into customary separation agreements for employees permitted to be terminated hereunder providing for a release by the applicable former employee and (if applicable) severance benefits consistent with the Company Severance Practices, (ii) hire any new employees or individual independent contractors, other than, to the extent hired in the Ordinary Course Of Business, individual independent contractors or non-executive employees with individual salaries, wages or base pay of less than $175,000 per year, (iii) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement; (iv) except as required by applicable Law or in order to comply with any Company Employee Plan as in existence on the date hereof, establish, adopt, enter into, amend or terminate any Company Employee Plan, except for amendments in the Ordinary Course of Business to Company Employee Plans that are welfare plans in the Ordinary Course of Business that do not (and will not after the Closing) increase in any material respect the cost to the Company or any of its Subsidiaries of maintaining such Company Employee Plans and that apply to substantially all Company Employees,(v) increase the compensation, benefits, severance or termination pay of (or accelerate payment or vesting of), or pay or award any bonus or other incentive compensation to, any director, officer, employee or individual independent contractor (except for (A) payment of bonuses consistent with arrangements existing as of the date hereof as described in Section 5.17, (B) customary salary increases in amounts in the Ordinary Course of Business in connection with promotions made in the Ordinary Course of Business of employees with individual salaries or wages of less than $175,000 per year not in excess of 3% for any individual, (C) short-term bonus opportunities in amounts in the Ordinary Course of Business that are granted in the Ordinary Course of Business, in each case, to new hires permitted under clause (ii) above (excluding any change of control or similar transaction related bonuses), and (D) in the case of individual independent contractors, for rate increases in the Ordinary Course of Business), (vi) grant any stock options, restricted stock units, stock appreciation rights, stock-based or stock-related awards, performance units, restricted stock or other equity or equity-based awards, or (vii) terminate the employment or service of (A) any employee at the level of Vice President or above, or (B) any other employee or individual independent contractor whose total annual compensation exceeds $175,000, other than for cause;
(j) (i) enter into any Contract that, if in effect on the date hereof, would have been a Company Material Contract (other than customer Contracts that provide for payment obligations to the Company or its Subsidiaries in the Ordinary Course of Business, provided that such Contract is not or would not have been in the absence of such payment obligation a Company Material Contract pursuant to Section 2.11(a)), (ii) terminate any Company Material Contract, other than a result of the expiration of such Company Material Contract in accordance with its terms as in effect on the date hereof, (iii) amend or modify in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole, any Company Material Contract or (iv) waive, release or assign any material term, right or claim of any Company Material Contract;
(k) sell, lease, license or otherwise transfer or dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect, or create or incur any Lien (other than Permitted Liens) on, any Owned Intellectual Property Right or Licensed Intellectual Property Right;

(l) settle any Action, other than the settlement of any Action (i) for an amount not in excess of the amount reserved with respect to such matter in the Company Balance Sheet included in the Company SEC Reports filed prior to the date hereof or (ii) that requires payments by the Company (net of insurance proceeds received) in an amount not to exceed, individually or in the aggregate, $2,000,000; provided that, in the case of clause (i) and (ii), such Action (x) is not a criminal Action and (y) does not impose any restrictions or limitations upon the operations or business of the Company or any of its Subsidiaries or equitable or injunctive remedies and does not involve the admission of any wrongdoing;
(m) make, revoke or change any material Tax election, change any material accounting period or adopt or change any accounting method that has a material effect on Taxes, amend any material Tax Return, obtain any Tax ruling, enter into any closing or similar agreement with respect to material Taxes, surrender any right to claim a material Tax refund, consent to any extension or waiver of the limitations period applicable to any material Tax liability or assessment (other than in the Ordinary Course of Business (or in the course of an audit) and for no more than twelve months), or settle or compromise any material Tax liability;
(n) fail to maintain in full force and effect in all material respects each Material Company Insurance Policy, or fail to report any material claims or potential material claims to its insurance carriers in accordance with the terms of such policies; or
(o) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
4.2 Conduct of Business by the Parent and Merger Sub Pending the Merger. Except (i) as otherwise expressly permitted or required by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 4.2 of the Parent Disclosure Schedule, (iv) in order to respond to the COVID-19 pandemic or COVID-19 Measures, or (v) with the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Parent shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to act and carry on its business in the Ordinary Course of Business, consistent with past practice. Without limiting the generality of the foregoing, except as otherwise expressly permitted or required by this Agreement, as required by applicable Law, as set forth in Section 4.2 of the Parent Disclosure Schedule, in order to respond to the COVID-19 pandemic or COVID-19 Measures, or with the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period the Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following:
(a) (i) declare, set aside, make or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than (x) dividends and distributions by a direct or indirect wholly owned Subsidiary of the Parent to its parent, and (y) dividends in cash to shareholders of the Parent in the Ordinary Course of Business (subject, in the case of this clause (y), to the terms and conditions of Section 5.15)), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of shares of Parent Common Stock from holders of Parent equity awards in full or partial payment of any applicable Taxes payable by such holder upon exercise or settlement thereof, as applicable, to the extent required under the terms thereof;
(b) issue, offer, deliver, sell, grant or otherwise permit to become outstanding any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case other than (i) the issuance of shares of Parent Common Stock upon the vesting, exercise or lapse of any restrictions on any Parent Equity Awards or other securities outstanding on the date hereof or issued in compliance with clause (ii) below or (ii) issuances of Parent Equity Awards or any other securities issued as equity compensation to directors, employees or service providers of Parent and its Subsidiaries;
(c) amend the Parent’s or any of its Subsidiaries’ articles of incorporation, bylaws or other comparable charter or organizational documents in any way that would prevent, materially delay or materially impair the ability of the Parties to consummate the Transactions or would discriminate against holders of Company Common Stock relative to other stockholders of Parent;

(d) (i) adopt any stockholder rights plan, (ii) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization or (iii) merge or consolidate with any Person, in each case other than (A) such transactions among wholly-owned Subsidiaries of the Company or (B) such transactions that would not prevent, materially delay or materially impair the ability of the Parties to consummate the Transactions;
(e) sell, lease, transfer, license, subject to any Lien (other than Permitted Liens), discontinue or otherwise dispose of, or agree to sell, lease, transfer, license, subject to any Lien (other than Permitted Liens), discontinue or otherwise dispose of, any portion of its assets or properties, in each case, other than as would not prevent, materially delay or materially impair the ability of the Parties to consummate the Transactions;
(f) other than in connection with any acquisitions (by asset purchase or exchange, stock purchase, merger or otherwise) that would not reasonably be expected to prevent or materially impair or materially delay consummation of the Transactions, (i) merge, consolidate, combine or amalgamate with any Person other than transactions solely between wholly-owned Subsidiaries of Parent or (ii) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or assets of any corporation, partnership, association or other business organization or division thereof; or
(g) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
ARTICLE V

ADDITIONAL AGREEMENTS
5.1 No Solicitation.
(a) No Solicitation or Negotiation. Subject to the terms of this Section 5.1, from the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will, and will cause its Subsidiaries and its and their respective officers and directors to, and will instruct and cause each of its other Representatives to, cease and cause to be terminated any discussions or negotiations with any Person and its Representatives that would be prohibited by this Section 5.1(a), request the prompt return or destruction of all non-public information concerning the Company and its Subsidiaries previously furnished to any Third Person (and such Third Person’s Representatives) with whom a confidentiality agreement with respect to an Acquisition Proposal was entered into at any time within the twelve-month period immediately preceding the date hereof and will (i) not provide any information with respect to the Company and its Subsidiaries or any Acquisition Proposal to any Third Person or its Representatives; and (ii) terminate all access granted to any Third Person and its Representatives to any physical or electronic data room (or any other diligence access). Subject to the terms of Section 5.1(b), from the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company and its Subsidiaries will not, and will cause their respective officers and directors and their other Representatives not to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate or engage in discussions, communications or negotiations with any Third Person with respect to an Acquisition Proposal (other than informing such Third Persons of the provisions contained in this Section 5.1). From the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) (unless the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law).
(b) Superior Proposals. Notwithstanding anything to the contrary set forth in this Section 5.1, from the date hereof until the Company’s receipt of the Company Shareholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly, or through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company, its Subsidiaries or Affiliates to, or afford access to the business, properties, assets, books, records or other non-public information, or to any Personnel, of the Company, its

Subsidiaries or Affiliates, in each case pursuant to and subject to the entry into a customary confidentiality agreement containing confidentiality terms no less restrictive in any material respect than the terms of the Confidentiality Agreement, to any Third Person or its Representatives that has made or delivered to the Company a bona fide Acquisition Proposal after the date hereof that did not result from any breach of Section 5.1(a) (other than any breach that is immaterial in scope and effect); provided, however, that, prior to taking any such actions, the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal, and the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 5.1(b) would be inconsistent with its fiduciary duties under applicable Law; and provided further that the Company will promptly (and in any event within 24 hours) make available to the Parent and its Representatives any non-public information concerning the Company, its Subsidiaries or Affiliates that is provided to any such Third Person or its Representatives that was not previously made available to the Parent prior to or substantially concurrently (but in no event later than 24 hours after) the time it is provided to such Third Person.
(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided in Section 5.1(d), at no time after the date hereof may the Company Board (or a committee thereof):
(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation, in each case, in a manner adverse to the Parent; (B) adopt, approve, endorse, recommend or otherwise declare advisable (or propose to adopt, approve, endorse, recommend or otherwise declare advisable) an Acquisition Proposal; (C) fail to reaffirm the Company Board Recommendation as promptly as reasonably practicable (but in any event within five Business Days after receipt of any written request to do so from Parent; provided that Parent may only make one such request in any five Business Day period) at any time following the public disclosure or announcement of an Acquisition Proposal; provided, that such reaffirmation may indicate, if applicable, that the Company Board is continuing to evaluate such Acquisition Proposal in a manner consistent with the terms of this Agreement; (D) fail to make any recommendation or public statement in connection with a tender or exchange offer subject to Regulation 14D under the 1934 Act that constitutes an Acquisition Proposal that has been commenced (within the meaning of Rule 14d-2 under the Exchange Act), within ten (10) business days after such commencement, recommending rejection of such tender or exchange offer (or shall have withdrawn any such rejection thereafter); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) a “stop, look and listen” communication by the Company Board (or a committee thereof) to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (provided that such communication reaffirms the Company Board Recommendation), (2) the factually accurate public disclosure by the Company of the receipt of an Acquisition Proposal (provided that such disclosure reaffirms the Company Board Recommendation), or (3) the delivery by the Company to the Parent of any notice contemplated by Section 5.1(d) will constitute a Company Board Recommendation Change; or
(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.
(d) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Shareholder Approval:
(i) the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to any positive material event or development or material change in circumstances of the Company that in any such case is material to the Company and its Subsidiaries taken as a whole that was (A) not known to, or reasonably foreseeable by, the Company Board on the date hereof (or if known or reasonably foreseeable to the Company Board prior to the date hereof, the consequences of which were not known or reasonably foreseeable to the Company Board prior to the date hereof) and that becomes known to the Company Board prior to the receipt of the Company Shareholder Approval; and (B) does not relate to any Acquisition Proposal or any matter relating thereto or consequence thereof (each such event, an “Intervening Event”), if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, and if and only if:
(a) the Company has provided prior written notice to the Parent at least four Business Days in advance (the “Event Notice Period”), to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change pursuant to this Section 5.1(d)(i), which notice will specify the basis for such Company Board Recommendation Change, including a description of the Intervening Event in reasonable detail;
(b) prior to effecting such Company Board Recommendation Change, during the Event Notice Period, (A) the Company and its Representatives must have negotiated with the Parent and its Representatives in good faith (to the extent that the Parent desires to so negotiate) to allow the Parent to offer such adjustments to the terms and conditions of this Agreement to obviate the need to effect a Company Board Recommendation Change in response to such Intervening Event; and (B) the Company Board shall have taken into account any adjustments to the terms and conditions of this Agreement proposed by the Parent and other information provided by the Parent, in each case, that are offered in writing by the Parent by no later than 11:59 p.m., Eastern time, on the last day of the Event Notice Period; and
(c) following the Event Notice Period, the Company Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account the Parent’s proposed revisions (if any) to the terms and conditions of this Agreement) shall have determined that the failure of the Company Board (or a committee thereof) to make such a Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; provided that each time material modifications to the Intervening Event occur, the Company shall notify the Parent of such modification and the Event Notice Period shall recommence (it being understood that the Event Notice Period in respect of such new notification will be two Business Days); and
(ii) if the Company has received a bona fide Acquisition Proposal that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may authorize the Company to terminate this Agreement pursuant to Section 7.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal substantially concurrently with the termination of this Agreement; provided, however, that the Company Board (or a committee thereof) shall not take such action unless:
(a) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law;
(b) the Company and its Subsidiaries and their respective Representatives have complied with their obligations pursuant to this Section 5.1;
(c) (i) the Company has provided prior written notice to the Parent at least four Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to terminate this Agreement pursuant to this Section 5.1(d)(ii) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal and a copy of the proposed definitive agreements between the Company and the Person making such Acquisition Proposal; and (ii) prior to effecting such termination, the Company and its Representatives, during the Notice Period, must have (1) negotiated with the Parent and its Representatives in good faith (to the extent that the Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted the Parent and its Representatives to make a presentation to the Company Board regarding, and taken into account any adjustments to the terms and conditions of, this Agreement proposed by the Parent and other information provided by the Parent during the Notice Period, in each case, that are offered in writing by the Parent by no later than 11:59 p.m., Eastern time, on the last day of the Notice Period; provided, however, that in the event of any material revisions to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material revision (a “Material Revision”)), the Company will be required to deliver a new written notice to the Parent and to comply with the requirements of this Section 5.1(d)(ii)(c) (other than the requirement of a presentation as contemplated by clause (ii)(2) above) with respect to such new written notice (it being understood that the Notice Period in respect of such new written notice will be two Business Days);
(d) following such Notice Period, including any subsequent Notice Period with respect to a Material Revision as provided in the foregoing clause (c), the Company Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account the Parent’s proposed revisions (if any) to the terms and conditions of this Agreement) shall have determined that the Acquisition Proposal continues to be a Superior Proposal; and
(e) in the event of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 7.1(h), including paying the Company Termination Fee in accordance with Section 7.3(b)(iii).
(e) Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will promptly (and, in any event, within one Business Day) notify the Parent if any inquiries, offers or proposals that constitute or would reasonably be expected to lead to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, any of its Subsidiaries or any of their respective Representatives. Such notice must include (i) the identity of the Third Person or “group” of Persons making such inquiries, offers or proposals (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Third Person or “group” of Persons that is in effect on the date of this Agreement); and (ii) a summary of the material terms and conditions of such inquiries, offers or proposals. Thereafter, the Company must keep the Parent reasonably informed, on a prompt basis (and, in any event, within 48 hours), of the status (and supplementally provide the terms) of any such inquiries, offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.
(f) Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.1; or (iv) making any disclosure to the stockholders of the Company (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board (or a committee thereof) has determined to make in good faith in order to comply with applicable Law, regulation or stock exchange rule or listing agreement, it being understood that any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.1(f) shall only be made in compliance with the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of the Parent under this Section 5.1, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.1(d).

(g) Breach by Representatives. The Company agrees that any breach of this Section 5.1 (other than any breach that is immaterial in scope and effect) by any of its Representatives will be deemed to be a breach of this Agreement by the Company.
5.2 Preparation of the Proxy Statement and Registration Statement.
(a) As promptly as reasonably practicable after the date of this Agreement, the Company and the Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be promptly filed with the SEC (i) a Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the meeting to be held to consider the approval of this Agreement and the other Shareholder Approval Matters (the “Company Meeting”) and (ii) the Registration Statement (of which the Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably and promptly proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.
(b) Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(c) If, at any time prior to the Effective Time, any information relating to the Company or the Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or the Parent that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that the Registration Statement or the Proxy Statement would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to stockholders of the Company.
5.3 Company Shareholder Approval of the Merger.
(a) The Company shall (i) as promptly as reasonably practicable following the date hereof, conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act in connection with the Company Meeting, (ii) as promptly as reasonably practicable following the Company’s and/or the Parent’s receipt of notice from the SEC that the SEC has completed its review of the Proxy Statement and the date on which the Registration Statement is declared effective by the SEC, commence mailing the Proxy Statement/Prospectus to the shareholders of the Company entitled to vote at the Company Meeting, (iii) as promptly as reasonably practicable (but in any event within 40 calendar days) following the commencement of the mailing of the Proxy Statement/Prospectus pursuant to clause (ii) above, duly call, give notice of, convene and hold (in person or virtually, in accordance with applicable Law) the Company Meeting for the purpose of obtaining the Company Shareholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith (the “Shareholder Approval Matters”), and (iv) subject to Section 5.1(d), solicit and use its reasonable best efforts to obtain the Company Shareholder Approval; provided that the Company may adjourn, delay or postpone the Company Meeting in accordance with applicable Law (but not beyond the Termination Date) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting or (ii) if there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting; provided, however, that the Company Meeting shall not be postponed, delayed or adjourned as a result of clause (i) or (ii) above for a period of more than ten Business Days in the aggregate without the prior written consent of Parent. Without the prior written consent of Parent, the Shareholder Approval Matters shall be the only matters (other than solely procedural matters) that the Company shall propose to be voted on by the shareholders of the Company at the Company Meeting. Without limiting the generality of the foregoing or anything set forth in Section 5.1, whether or not the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 5.1(d), this Agreement and the Merger shall be submitted to the Company’s shareholders in accordance with the terms of this Agreement.
(b) The Company agrees (i) to provide Parent with reasonably detailed periodic updates concerning proxy solicitation results upon Parent’s reasonable request and (ii) upon Parent’s request, to give written notice (which may be given via e-mail) to Parent one day prior to, and on the date of, the Company Special Meeting, indicating whether, as of such date, sufficient proxies representing the Company Shareholder Approval have been obtained.
5.4 Stock Exchanges. The Parent use reasonable best efforts to cause the Parent Common Stock to be issued in the Merger to be approved for listing on NYSE prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from NASDAQ and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.
5.5 Confidentiality; Access to Information.
(a) Subject to Section 5.5(b) and Section 5.5(c), except as expressly modified herein, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.
(b) Subject to applicable Law, during the Pre-Closing Period, notwithstanding anything in the Confidentiality Agreement to the contrary, the Company shall (and shall cause each of its Subsidiaries to) afford to the Parent and the Parent’s Representatives, reasonable access, upon reasonable notice, during normal business hours and in a manner that does not unreasonably disrupt or interfere with business operations, to all of its key employees (subject to this Section 5.5(b)), properties, books, contracts and records as the Parent shall reasonably request, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws and (ii) all other information concerning its employees (subject to this Section 5.5(b)), business, properties and assets as the Parent may reasonably request; provided, however, that the Company shall not be required to permit any inspection or other access, or to disclose any information, (A) to the extent related to an Acquisition Proposal (except as otherwise required by the terms of this Agreement), or (B) that in the reasonable judgment of the Company (after consultation with outside legal counsel) would: (1) violate any legal requirement or contract (including confidentiality provisions thereof), or (2) jeopardize protections afforded the Company under the attorney-client privilege or the attorney work product doctrine (so long as in connection with this clause (B) the Company has used reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure, to the extent permitted by applicable Law and practicable under the circumstances); provided that any communications by the Parent or its Representatives with employees of the Company or its Subsidiaries shall not require any notice if such communications are with any of the persons set forth on Section 5.5(b) of the Company Disclosure Schedule (or any other employees authorized by the Chief Executive Officer or the Chief Financial Officer of the Company). Any such information shall be subject to the Confidentiality Agreement. Notwithstanding anything in the Confidentiality Agreement to the contrary, during the Pre-Closing Period, neither the Parent nor Merger Sub shall (and each shall cause its Affiliates and Representatives not to) contact or communicate with any of the employees (other than the employees set forth on Section 5.5(b) of the Company Disclosure Schedule), licensors, customers or vendors of the Company or any of its Subsidiaries, without the prior written consent of the Company, it being understood that this Section 5.5(b) shall not prohibit the Parent or any of its Affiliates or Representatives from contacting such licensors, customers or vendors in the Ordinary Course of Business if such contacts are unrelated to this Agreement and the transactions contemplated hereby.
(c) At the Effective Time, the Confidentiality Agreement will automatically terminate and be of no further force or effect, without any further action of the Parties or any other parties thereto.
5.6 HSR and Other Approvals.
(a) Except for the filings and notifications made pursuant to Antitrust Laws, (i) as promptly as is reasonably practicable following the execution of this Agreement, the Parties shall prepare and file with the appropriate Governmental Entities and other third parties and use reasonable best efforts to obtain all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary or advisable in order to consummate the Transactions; (ii) the Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to the Parent or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions; and (iii) none of the Parent, the Company or any of their respective Subsidiaries shall agree to any timing agreements, actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of the Company or Parent, as applicable (which consent shall not be unreasonably conditioned, withheld or delayed).
(b) Each of the Parent and the Company shall, in consultation with the other Party, use their respective reasonable best efforts to file, as soon as practicable and advisable after the date of this Agreement (and in the case of their respective filings under the HSR Act, within ten Business Days after the date of this Agreement), all notices, reports and other documents required to be filed by such party under the HSR Act, and to submit as promptly as reasonably practicable any additional information requested by such Governmental Entity, and will not withdraw any such filings or applications without the prior written consent of the other Party. Each of the Parent and the Company shall (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents, (ii) promptly inform the other of any such filing, submission or other document and of any communication with or from any Governmental Entity regarding the Transactions, and, subject to Section 5.6(c), permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication, and (iii) subject to Section 5.6(c), cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Entity in connection with any Action initiated by a Governmental Entity or private party in respect of any Antitrust Laws, including promptly notifying the other Party of any such investigation, inquiry or Action, and consulting in advance before making any presentations or submissions to a Governmental Entity or, in connection with any Action initiated by a private party in respect of any Antitrust Laws, to any other person. In addition, each of the Company and the Parent shall promptly inform and consult with the other in advance of any meeting, conference or communication with any Governmental Entity or, in connection with any Action by a private party in respect of any Antitrust Laws, with any other person, and to the extent not prohibited by applicable Law or by the applicable Governmental Entity or other person, not participate or attend any meeting or conference, or engage in any communication, with any Governmental Entity or such other person in respect of the Transactions without the other Party unless it reasonably consults with the other Party in advance and gives the other Party a reasonable opportunity to attend and participate therein, and in the event one Party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such Party apprised with respect thereto. Each of the Company and the Parent shall promptly furnish to the other copies of all filings, submissions, correspondence and communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Entity (or any other person in connection with any Action initiated by a private party in respect of any Antitrust Laws), on the other hand, with respect to the Transactions. Each of the Company and the Parent may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of a Party and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law.
(c) Each of the Parent and, if requested by the Parent, the Company, along with their respective Subsidiaries, shall take any and all actions and steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity to satisfy any closing conditions relating to any Antitrust Law contained in this Agreement so as to enable the consummation of the Transactions as promptly as practicable, and in any event prior to the Termination Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, giving undertakings in lieu or otherwise, to sell, divest, hold separate, lease, license, transfer, dispose of, otherwise encumber or impair or take any other action with respect to Parent’s or any of its Subsidiaries’ ability to own or operate any assets, properties, contracts, businesses or product lines of Parent or any of its Subsidiaries or any assets, properties, contracts, businesses or product lines of the Company or any of its Subsidiaries (individually or collectively, “Remedial Actions”) and (ii) in the event that any permanent or preliminary injunction or other decree, order, judgment, writ, stipulation, award or temporary restraining order (an “Order”) in any Action by or with any Governmental Entity is entered that would make consummation of the Transactions unlawful or that would otherwise prevent or delay consummation of the Transactions, taking any and all steps (including the posting of a bond, commencement, contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, or the taking of the steps contemplated by clause (i) above) necessary to vacate, modify or suspend such Order; provided that notwithstanding anything to the contrary in this Agreement, (A) neither Parent nor its Subsidiaries shall be required to take or agree to any Remedial Action that is not conditioned upon the consummation of the Merger and (B) none of the Company nor any of its Subsidiaries shall commit to or effect any Remedial Action. Parent shall, upon consultation with the Company and in consideration of the Company’s views in good faith, be entitled to direct the defense of this Agreement, the transactions contemplated hereby and any Remedial Actions, including any divestiture process and communications with potential divestiture buyers relating thereto, before any Governmental Authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act, (ii) any other Antitrust Laws or (iii) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Authority. Notwithstanding anything in this Agreement to the contrary, the Parent is not and will not be required to commit to or effect (and without the written consent of Parent, none of the Company nor any of its Subsidiaries shall commit to or effect) any sale, divestiture, lease, holding separate pending a sale or other transfer or disposal, or any other Remedial Action contemplated by this Section 5.6(c) if any or all such Remedial Actions, in the aggregate would or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of the Parent and its Subsidiaries (including the Company and its Subsidiaries) from and after the Effective Time (but, for purposes of determining whether any effect is material, calculated as if the Parent and its Subsidiaries from and after the Effective Time were collectively the same size as the Company and its Subsidiaries prior to the Effective Time) (a “Burdensome Condition”).

5.7 Public Disclosure. So long as this Agreement is in effect, neither the Company nor the Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement without the prior consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that these restrictions shall not apply to any Company communications (or the Parent’s or Merger Sub’s response thereto) in connection with an Acquisition Proposal; provided such communications are made in compliance with Section 5.1; provided, further, that each Party and their respective Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by the Parent and the Company in compliance with this Section 5.7.
5.8 D&O Indemnification.
(a) Without limiting any other rights that any Indemnified Party may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from and after the Effective Time through the six-year anniversary of the date on which the Effective Time occurs, the Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each Indemnified Party against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, Action or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or, while a director or officer of the Company or any of its Subsidiaries, is or was serving at the request of the Company or one of its Subsidiaries as an officer, director, manager, employee or agent of another Person, in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent that the Company would have been permitted to do so under applicable Law. Each Indemnified Party will be entitled to advancement of reasonable expenses (including reasonable attorneys’ fees) incurred in the defense of any such claim, Action or investigation from each of the Parent and the Surviving Corporation (without duplication) following receipt by the Parent or the Surviving Corporation from the Indemnified Party of a request therefor; provided that any Indemnified Party to whom expenses are to be advanced provides prior to any receipt of such advances an undertaking, to the extent required by the Act or other applicable Law, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Indemnified Party is not entitled to indemnification under applicable Law.
(b) From the Effective Time through the six-year anniversary of the date on which the Effective Time occurs, the articles of incorporation and bylaws of the Surviving Corporation shall contain, and the Parent shall cause the articles of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time than are set forth in the articles of incorporation and bylaws of the Company as in effect on the date of this Agreement.
(c) Subject to the next sentence, the Surviving Corporation shall, at the discretion of the Parent, either (i) maintain, and the Parent shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the Current D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), or (ii) purchase a Reporting Tail Endorsement and maintain such endorsement in full force and effect for its full term, provided that in the case of clause (i) and clause (ii), the Surviving Corporation shall not be required to pay an annual premium in excess of the Maximum Premium. If the Company’s or the Surviving Corporation’s existing insurance expires, is terminated or cancelled during such six-year period or exceeds the Maximum Premium, or (if applicable) if the Reporting Tail Endorsement would exceed the Maximum Premium, the Surviving Corporation shall obtain, and the Parent shall cause the

Surviving Corporation to obtain, as much directors’ and officers’ liability insurance (or coverage under a Reporting Tail Endorsement, if applicable) as can be obtained for the remainder of such six year period for an annualized premium not in excess of the Maximum Premium, on terms and conditions substantially comparable, in the aggregate, to the Indemnified Parties under the Current D&O Insurance.
(d) If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 5.8 that is denied by the Parent and/or the Company or the Surviving Corporation, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement of expenses, then the Parent, the Company or the Surviving Corporation shall pay the Indemnified Party’s costs and expenses, including reasonable legal fees and expenses, incurred by the Indemnified Party in connection with pursuing his or her claims to the fullest extent permitted by law.
(e) In the event the Parent or the Surviving Corporation or any of its respective successors or assigns (in the case of a transfer of all or substantially all of the Parent’s or the Surviving Corporation’s properties and assets), (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns (in the case of a transfer of all or substantially all of the Parent’s or the Surviving Corporation’s properties and assets) of the Parent or the Surviving Corporation, as the case may be, shall expressly assume and succeed to the obligations set forth in this Section 5.8.
5.9 Notification of Certain Matters. Prior to the Effective Time, the Parent shall give prompt notice to the Company, and the Company shall give prompt notice to the Parent, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause any representation or warranty of such Person (or, in case of the Parent’s obligation to provide notice, any representation or warranty of Merger Sub) contained in this Agreement to be untrue or inaccurate (i) in the case of any representation or warranty of the Company, in any manner that would result in the failure of the condition set forth in Section 6.3(a) or (ii) in the case of any representation or warranty of the Parent or Merger Sub, in any manner that would result in the failure of the condition set forth in Section 6.2(a), in each case at any time from and after the date of this Agreement until the Effective Time or (b) any material breach by such Person (or, in case of the Parent’s obligation to provide notice, any material breach by Merger Sub) of any covenant or agreement set forth in this Agreement. The delivery of any notice pursuant to this Section 5.9 shall not affect or be deemed to modify any representation or warranty in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement or any remedies available to the parties hereunder.
5.10 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar anti-takeover statute or regulation (collectively, an “Anti-Takeover Law”) is or may become applicable to any of the transactions contemplated by this Agreement, the Company and the Company Board, as applicable, each shall use its respective reasonable best efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are necessary to eliminate the effects of any such statute or regulation on such transactions.
5.11 Rule 16b-3. Prior to the Effective Time, the Company, the Parent and Merger Sub shall take all steps as may be required to cause any dispositions of Company equity securities (including derivative securities) or any acquisition of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.
5.12 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, (a) nothing contained in this Agreement shall give the Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (b) prior to the Effective Time, the Company shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.
5.13 Security Holder Litigation. In the event that any litigation related to this Agreement, the Merger or the other Transactions is brought by any stockholder of the Company or any holder of the Company’s other securities against the Company and/or its directors or officers, the Company shall promptly notify the Parent of such litigation and shall keep the Parent reasonably informed with respect to the status thereof. Notwithstanding anything to the contrary herein (but subject to the following sentence), the Company shall have the right to control the defense of any litigation related to this Agreement, the Merger or the other Transactions brought by any stockholder of the Company or any holder of the Company’s other securities against the Company and/or its directors or officers, provided that the Company shall give the Parent the opportunity to participate, at the Parent’s expense, in the defense or settlement of any such litigation and the Company shall give due consideration to the Parent’s advice with respect to the foregoing. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not settle or enter into any negotiations or agreement with respect to the settlement of any such litigation without the prior written consent of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Each of the Parent and the Company shall notify the other promptly of the commencement of any such stockholder litigation of which it has received notice or of which it becomes aware.
5.14 Treatment of Company Indebtedness. The Company shall, and shall cause each of its Subsidiaries to, deliver a customary notice of prepayment (provided that such prepayment shall be contingent upon the occurrence of the Closing unless otherwise agreed in writing by the Company) and otherwise to facilitate at or prior to the Effective Time the termination of all commitments outstanding under the Company Credit Agreement and (w) the repayment in full of all obligations outstanding thereunder, (x) the release of all encumbrances, security interests and collateral in connection therewith, (y) the termination of all guaranties and the agreements evidencing subordination in connection therewith and (z) the termination or replacement of all letters of credit outstanding thereunder. In furtherance and not in limitation of the foregoing, the Company shall (A) use its reasonable best efforts to deliver to Parent at least five Business Days prior to the Closing Date a draft payoff letter and (B) use its reasonable best efforts to cause the administrative agent under the Company Credit Agreement to deliver to Parent on the Closing Date, a fully executed payoff letter, in each case, with respect to the Company Credit Agreement (the “Payoff Letter”) in form and substance customary for transactions of this type, which Payoff Letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to any obligations under the Company Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount, the Company Credit Agreement and related instruments evidencing the Company Credit Agreement shall be terminated (except for provisions in the Company Credit Agreement that, by their terms, survive such termination) and (iii) state that all encumbrances, guaranties, security interests, collateral and agreements to subordinate in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such obligations thereunder shall be, upon the payment of the Payoff Amount, automatically released and terminated.
5.15 Dividends. The Company and the Parent shall each match the record and payment dates for the Company’s regular quarterly dividends to the corresponding dates for Parent’s regular dividends for the applicable period (unless Parent shall not pay a dividend on any shares of Parent Common Stock in respect of such period) to ensure that the holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Company Common Stock and the Parent Common Stock that such holders receive in exchange therefor in the Merger. In addition, and without limiting the requirements of the previous sentence, the Company (A) shall not pay or declare any dividend to shareholders of the Company in excess of $0.09 per share and (B) shall ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend shall be (x) no later than five Business Days following and (y) no earlier than two Business Days preceding, in each case, the one year anniversary of such dates for the corresponding quarter of the preceding year; provided, however, that in the quarter in which the Closing occurs, if the record date of Parent’s quarterly dividend has been declared and is a date prior to the Effective Time, then such quarterly dividend declaration date and record date of the Company shall occur no later than such date as is necessary to ensure that holders of Company Common Stock receive a quarterly dividend in accordance with the first sentence of this Section 5.15.

5.16 Financing.
(a) Arrangement of Financing. The Parent shall use its reasonable best efforts to take, or cause to be taken, such actions that are necessary to consummate the Debt Financing on terms and conditions not less favorable than those set forth in the Debt Commitment Letter and to satisfy the conditions to the Debt Financing as described in the Debt Commitment Letter, including the execution and delivery of all such instruments and documents as may be reasonably required thereunder. Without limiting the generality of the foregoing, the Parent shall:
(i) Negotiate Definitive Financing Agreements: use reasonable best efforts to negotiate, execute and deliver definitive agreements with respect to the Debt Financing (the “Definitive Financing Agreements”), provided, that such Definitive Financing Agreements shall not: (A) result in any reduction of the aggregate amount of the Debt Financing provided for in the Debt Commitment Letter (including by changing the amount of fees or original issue discount contemplated by the Debt Commitment Letter) to an amount that is less than the amount sufficient to consummate the Transactions and pay all fees and expenses contemplated hereby to be paid by the Parent and/or Merger Sub; (B) result in any expansion or imposition of new conditions or other contingencies to the receipt or funding of the Debt Financing; or (C) result in any amendment or modification of any such conditions or contingencies in a manner adverse to the Parent (including by making such conditions or contingencies less likely to be satisfied);
(ii) Comply with Covenants: use reasonable best efforts to (A) comply on a timely basis with all covenants and other obligations set forth in the Debt Commitment Letter and the Definitive Financing Agreements; and (B) satisfy all conditions and other contingencies set forth in the Debt Commitment Letter and the Definitive Financing Agreements;
(iii) Payment of Fees: pay in a timely manner any commitment or other fees that are or become due and payable under or with respect to any of the Debt Commitment Letter or Definitive Financing Agreements; and
(iv) Enforcement of Rights: use reasonable best efforts to: (A) enforce its rights under the Debt Commitment Letter and Definitive Financing Agreements; and (B) cause the lenders under the Debt Commitment Letter and the Definitive Financing Agreements to fund the Debt Financing in accordance with the terms of the Debt Commitment Letter and the Definitive Financing Agreements.
(b) Arrangement of Alternative Financing. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter or Definitive Financing Agreements for any reason, or the Debt Commitment Letter or Definitive Financing Agreements shall be withdrawn, terminated or otherwise amended or modified in any respect such that any portion of the Debt Financing becomes unavailable for any reason, then the Parent shall use its reasonable best efforts to arrange and obtain, as promptly as practicable, alternative debt financing (“Alternative Financing”) in amounts and otherwise on terms and conditions no less favorable in the aggregate to the Parent than as set forth in the Debt Commitment Letter or that are otherwise acceptable to the Parent. If the Parent proceeds with any Alternative Financing, the Parent shall be subject to the same obligations with respect to such Alternative Financing as set forth in this Agreement with respect to the Debt Financing.
(c) Amendments. The Parent shall not permit any amendment, supplement or modification to be made to, or agree to permit any waiver of any provision or remedy under, any Debt Commitment Letter or Definitive Financing Agreement (including any amendment, supplement, modification or waiver that has the effect of changing the amount of fees to be paid or original issue discount) without the Company’s prior written consent, except that the Parent may amend, supplement or otherwise modify the Debt Commitment Letter or Definitive Financing Agreements (including by joining one or more additional lenders or agents as parties thereto or terminating the Debt Commitment Letter in order to obtain alternative sources of financing in lieu of all or a portion of the Debt Financing) if such amendment, supplement or modification: (i) does not result in an aggregate amount of Debt Financing provided for in the Debt Commitment Letter or the Definitive Financing Agreements (including by changing the amount of fees or original issue discount contemplated thereby) that is less than the amount sufficient pay the Required Uses; (ii) does not result in any expansion or imposition of new conditions or other contingencies to the receipt or funding of the Debt Financing beyond those expressly set forth in the Debt Commitment Letter or Definitive Financing

Agreements in a manner that would reasonably be expected to delay or prevent the Closing, and would not otherwise reasonably be expected to delay the Closing or make the funding of the Debt Financing or Alternative Financing less likely to occur; or (iii) does not result in any amendment or modification of any such conditions or contingencies in a manner adverse to the Parent (including by making such conditions or contingencies less likely to be satisfied). For purposes of this Agreement (other than with respect to representations in this Agreement made by or with respect to Parent or Merger Sub that speak as of the date hereof or another specified date), references to the “Debt Commitment Letter” shall include any such document as permitted or required by this Section 5.16 to be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived, in each case from and after such amendment, supplement, replacement, substitution, termination or other modification or waiver and, for the avoidance of doubt, references to “Debt Financing” shall include, in whole or in part (as applicable), any supplemental, replacement or substitute financing provided for thereunder.
(d) Developments and Changes. The Parent shall, upon the Company’s reasonable request, keep the Company reasonably apprised (on a reasonably current basis and in reasonable detail) of material developments relating to the Debt Financing and promptly provide the Company copies of any Definitive Financing Agreements or executed commitment letter associated with an Alternative Financing.
(e) Company Obligations in Respect of the Debt Financing. The Company agrees to, and will use reasonable best efforts to cause the appropriate officers and employees of the Company and the Subsidiaries to, upon the reasonable request of the Parent, reasonably cooperate in connection with the arrangement of the Debt Financing or the Alternative Financing, as applicable.
(i) Specific Financing Assistance Covenants. Without limiting the generality of the foregoing, the Company shall, and shall use commercially reasonable efforts to cause the appropriate officers and employees of the Company and the Company Subsidiaries to: (A) participate in a reasonable number of drafting sessions and due diligence sessions and sessions with prospective financing sources, investors and ratings agencies, including direct contact between appropriate members of senior management of the Company, on the one hand, and the actual and potential Debt Financing Sources Related Parties, on the other hand; (B) furnish the Parent, its Affiliates and its financing sources with such financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by the Parent; (C) provide reasonable assistance in the preparation of customary disclosure documents and customary representation letters reasonably required in connection with the Debt Financing (including a bank information memorandum that does not include material non-public information and the delivery of customary authorization letters with respect to the bank information memoranda executed by a senior officer of the Company authorizing the distribution of information to prospective lenders or investors and containing (1) a representation to the Debt Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities and (2) a “10b-5” representation by the Company consistent with Debt Commitment Letters) and similar documents required in connection with the Debt Financing; (D) facilitate the pledging of collateral and obtaining of guarantees (which shall be effective only at or after the Closing) as reasonably requested by the Parent; (E) be available to provide and execute documents (or in the case of documents from advisors, use its commercially reasonable efforts to cause its advisors to provide and execute documents) as may be reasonably requested by the Parent and as are customary for transactions of the type contemplated by this Agreement and that are not effective until as of or after the Closing; (F) assisting the Parent in obtaining any corporate or facility ratings from any ratings agencies contemplated by the Debt Financing; (G) furnishing, at least three Business Days prior to the Closing, such documentation and information as is requested in writing by the Parent at least 10 days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, in order to satisfy the conditions set forth in the Debt Commitment Letter; (H) assisting the Debt Financing Sources Related Parties in benefiting from the existing lending and investment banking relationships of the Company and its Subsidiaries, (I) facilitate the taking of all corporate, limited liability company or similar actions reasonably requested by the Parent to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the

Company at the Closing (provided that any such actions shall be effective no earlier than as of Closing); and (J) upon reasonable request by the Parent, request the Company’s independent accountants to agree to the use of their audit reports relating to the Company and its Subsidiaries in connection with the Debt Financing.
(ii) Conditions to Financing Assistance Covenants. None of the Company, its Subsidiaries or any of their respective Representatives shall be required to: (A) take any action that would result in a breach of any Company Material Contract or subject it to actual or potential liability (except the authorization letters contemplated by clause (e)(i) above) (other than to the extent such liabilities arise from the breach of this Agreement by the Company or the gross negligence or willful misconduct of the Company); or that would, in the Company’s reasonable judgment, unreasonably interfere with the business or operations of the Company prior to the Closing; (B) bear any cost or expense (other than any reimbursable costs or expenses pursuant to clause (i) below); or (C) otherwise incur any liability or agree to provide any indemnity prior to the Closing (other than any reimbursable costs or expenses pursuant to clause (h) below). None of the Company or its Subsidiaries, nor any of their respective Representatives, shall be required to take any action in any capacity to authorize or approve Debt Financing (or any Alternative Financing) unless the Parent shall have determined that such Representatives are to remain as Representatives of the Company on and after the Closing Date and such authorizations or approvals are contingent upon the occurrence of, or only effective as of, the Closing; provided that the foregoing shall not limit obligations with respect to the delivery of representation letters or authorization letters as contemplated by clause (e)(i) above.
(f) Company Logos. The Company hereby consents, on behalf of itself and its Subsidiaries, to the use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used in a manner that is not intended to disparage the Company’s or its Subsidiaries’ reputation or goodwill.
(g) Indemnification; Confidentiality. The Parent shall (i) promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and accountants’ fees) incurred by the Company or any of its Subsidiaries, or any of their Affiliates, in connection with the cooperation of the Company, its Subsidiaries or any of their respective Affiliates contemplated by Section 5.16(e), and (ii) indemnify and hold harmless the Company, its Subsidiaries, their respective Affiliates, and their respective Representatives and their Affiliates from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of any Debt Financing or Alternative Financing except (i) with respect to any information prepared or provided by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives or Affiliates, (ii) to the extent such losses, damages, claims, costs or expenses arise from the breach of this Agreement by the Company or result from the gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives or Affiliates, and the foregoing obligations shall survive termination of this Agreement or (iii) with respect to any material misstatement or omission of a material fact in information provided hereunder in writing by any of the foregoing persons. All information provided by or on behalf of the Company, its Subsidiaries, their respective Affiliates pursuant to Section 5.16 shall be kept confidential by the Parent and its Affiliates in accordance with Section 5.5, except that the Parent shall be permitted to disclose such information to the sources of its Debt Financing, rating agencies and prospective lenders during syndication of the Debt Financing, subject to the sources of the Debt Financing, ratings agencies and prospective lenders entering into customary confidentiality undertakings with respect to such information (and as to which the Company shall be express beneficiaries). This Section 5.16(g) shall survive the consummation of the transactions contemplated hereby and the Closing and any termination of this Agreement and is intended to benefit, and may be enforced by, the parties indemnified pursuant to this Section 5.16(g).
5.17 Employee Benefit Plans.
(a) For a period of one year following the Effective Time or such shorter period as a Company Employee remains employed with the Company or its Subsidiaries or the Parent or any of its Affiliates, the Parent shall provide, or shall cause to be provided, to each Company Employee (i) base salary and wages that are substantially comparable to those provided to such Company Employee immediately before the

Effective Time, (ii) annual bonus opportunities that are substantially comparable to those provided to such Company Employee immediately before the Effective Time, and (iii) coverage under, at the Parent’s discretion, (x) the Company Employee Plans listed on Section 2.14(a) of the Company Disclosure Schedule (excluding equity plans and defined benefit plans) at the same level and subject to substantially the same terms and conditions (taken as a whole) as provided to such Company Employee immediately before the Effective Time, or (y) the Parent’s benefit plans (excluding equity plans and defined benefit plans) at substantially the same level and subject to substantially the same terms and conditions (taken as a whole) as provided to similarly situated employees of the Parent (or, at the Parent’s discretion, a combination of coverage under any plans referenced in the immediately preceding clauses (x) and (y)); provided, however, that the requirements of this Section 5.17 shall not apply to any Company Employee of a Subsidiary if and after such Subsidiary is sold or disposed of by the Company or any of its Subsidiaries to an unaffiliated third party after the Effective Time; and provided further, that:
(i) with respect to the annual bonus opportunity of each Company Employee under the applicable plan in which the Company Employee participates as of the date of this Agreement (which are set forth in Section 2.14(a) of the Company Disclosure Schedule) for the Company’s 2023 fiscal year, such bonus opportunity and plan shall remain in place through the end of the Company’s 2023 fiscal year, subject to adjustments by Parent (or the Company post-Closing) as it deems reasonably appropriate to exclude the effect of the transactions contemplated hereby, and the bonus amount shall be based on actual achievement of the performance goals currently in place for the Company’s 2023 fiscal year (subject to the foregoing adjustments), and any Company Employee whose employment is terminated without Cause (as defined in the applicable plan document or if no definition, as defined in the Company’s Executive Annual Cash Incentive Plan) after the Effective Time and prior to the date payment of the bonus is made for the Company’s 2023 fiscal year shall be entitled to a bonus payment, if such Company Employee would have been entitled to a bonus based on Company performance against applicable budgets and targets, equal to the actual amount if the Effective Time occurs on or after June 30, 2023 and a pro rata amount for the period of employment during such fiscal year if the Effective Time occurs prior to June 30, 2023;
(ii) provided that such contribution has been accrued by the Company in its financial statements in the ordinary course of business prior to the date hereof (and subject to applicable nondiscrimination requirements), the employer contributions to be made under the Company’s 401(k) plan (or the Parent’s 401(k) plan, if applicable) for each eligible Company Employee for the Company’s 2023 fiscal year shall be at least three percent of such Company Employee’s compensation (as defined in such applicable plan), and such contributions shall be deposited into the plan’s trust on the earlier of the regularly scheduled date such payment is made or if the plan is to be terminated pursuant to Section 5.17(c), the date the plan is terminated;
(iii) the arrangements set forth in Items 2, 3 and 4 under the subheading “Individual Agreements” on attachment 2.14(a)(i) of the Company’s Disclosure Schedule shall remain in place in accordance with the terms of such arrangements as in effect on the date hereof;
(iv) for a period of one year following the Effective Time, the Kimball Severance Benefits Plan, including the Supplement thereto, as in effect immediately prior to the date hereof shall not be amended or terminated with respect to the Company Employees who participate in such plan as of the date hereof, in a manner that reduces the benefits provided thereunder to such participants; and
(v) if, after the Effective Time, the employment of a Company Employee is terminated by the Company without “Cause” or, (x) with respect to a Company Employee who is a party to an “Executive Change in Control Agreement” or (y) to the extent such a right is provided for in a “Poppin Retention Award Agreement” in each case as listed on Schedule 2.14(k), by the Company Employee with “Good Reason” (as “Cause” and “Good Reason” are defined in the applicable written agreement between such Company Employee and the Company or its Subsidiaries), then subject to the execution, delivery and nonrevocation by such Company Employee of a release agreement in customary form as reasonably determined by the Parent, any awards granted to such Company

Employee in respect of Company RSUs pursuant to Section 1.8(a)(ii) (and which Company RSUs would have vested upon such terminations under such agreements), and any dividend equivalents accrued thereon, shall vest in full upon and be settled in accordance with the underlying award agreement.
(b) If a new benefit plan is established in replacement of a Company Employee Plan listed on Section 2.14(a) of the Company Disclosure Schedule that covers a Company Employee, then for all purposes (including purposes of vesting, eligibility to participate, level of benefits and entitlement to paid-time-off and leaves of absence) under such new plan, each Company Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Employee Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply (i) to the extent that its application would result in a duplication of benefits, (ii) for purposes of any equity or phantom equity plan or program or (iii) for purposes of any defined benefit plan. The Parent shall use commercially efforts to cause the applicable new plan to: (x) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Company Employees, to the extent such pre-existing conditions, exclusions or waiting periods were satisfied under the similar Company Employee Plan in effect immediately prior to the Effective Time, and (y) provide each such Company Employee with credit for any co-payments and deductibles paid (to the same extent such credit was given for the year under the similar Company Employee Plan in effect immediately prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements.
(c) If requested by Parent at least five (5) days prior to the Closing Date, effective as of immediately prior to the Closing Date and contingent upon the occurrence of the Closing, pursuant to resolutions of the Company’s Board of Directors that are reasonably satisfactory to Parent, the Company shall terminate the Company’s 401(k) plan and/or terminate the Company’s or its Subsidiary’s participation in a 401(k) plan of a PEO (each, a “Company 401(k) Plan”), and provide that participants in the Company 401(k) Plan shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such plan or such participation is terminated. In connection with any such termination of, or participation in, a Company 401(k) Plan, Parent shall cause a 401(k) plan sponsored by Parent or any of its Subsidiaries to accept from the applicable Company 401(k) Plan the “direct rollover” of the account balance (excluding loan notes) of each Company Employee who participated in the applicable Company 401(k) Plan as of the date such plan or participation is terminated who elects such direct rollover in accordance with the terms of the Company 401(k) Plan and the Code, subject to the terms and conditions of Parent’s or its Affiliate’s applicable 401(k) plan.
(d) Nothing in this Agreement shall prohibit the Parent or any of its Subsidiaries (including, after the Closing, the Company and its Subsidiaries) from amending or terminating, or shall be construed as creating or amending, any Company Employee Plans or any other compensation or benefit plans, programs, policies, practices, agreements and arrangements sponsored or maintained by the Company, Parent or any of their Subsidiaries, including each Company Employee Plan and any newly established employee benefit plan, and nothing in this Agreement shall otherwise require Parent or any of its Subsidiaries to create or continue any particular compensation or benefit plan, program, policy, practice, agreement or arrangement after the Effective Time or to employ any particular person on any particular terms; provided that the Parent and its Subsidiaries comply with the foregoing provisions of this Section 5.17. The provisions of this Section 5.17 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director, manager or consultant, or any other individual associated therewith, shall be regarded for any purpose as a third party beneficiary of this Section 5.17.

ARTICLE VI

CONDITIONS TO MERGER
6.1 Conditions to Each Party’s Obligation to effect the Merger. The respective obligations of each Party hereto to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by the Company, the Parent and Merger Sub to the extent permitted by applicable Law:
(a) Shareholder Approval. The Company Shareholder Approval shall have been duly obtained under the Act and the Company’s articles of incorporation and bylaws.
(b) Regulatory Approval. Any waiting period (or any agreed upon extension of any waiting period or commitment not to consummate the Merger for any period of time) applicable to the Merger under the HSR Act shall have been terminated or shall have expired without the imposition, individually or in the aggregate, of a Burdensome Condition.
(c) No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or imposing, individually or in the aggregate, a Burdensome Condition.
(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or pending or threatened (in writing) Action seeking a stop order.
(e) NYSE Listing. The shares of Parent Common Stock issuable pursuant to the Merger shall have been authorized for listing on the NYSE, upon official notice of issuance.
6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver (where permissible pursuant to applicable Law) by the Company, at or prior to the Effective Time of each of the following conditions:
(a) the representations and warranties of the Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) as though made on and as of such date (except for representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
(b) each of the Parent and Merger Sub shall have performed or complied in all material respects with the covenants and obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date;
(c) since the date hereof, there shall not have occurred any effect, change, event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and
(d) the Company shall have received a certificate executed by a duly authorized executive officer of the Parent, dated the Closing Date, confirming on behalf of the Parent and Merger Sub that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been duly satisfied.
6.3 Conditions to the Obligations of the Parent and Merger Sub. The obligation of the Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver (where permissible pursuant to applicable Law) by the Parent (on behalf of the Parent and Merger Sub), at or prior to the Effective Time of each of the following conditions:
(a) (i) the representations and warranties of the Company contained in Section 2.7(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date; (ii) the representations and warranties of the Company contained in the first sentence of

Section 2.1; Section 2.2(a) and (c); Section 2.3(a); the first sentence of Section 2.3(b); Section 2.4(a); Section 2.18; and Section 2.20 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except for any de minimis exceptions; (iii) the representations and warranties of the Company contained in Section 2.19 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except where any failures of any such representations and warranties to be true and correct have not prevented, or materially impaired or delayed, and would not reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger; and (iv) all the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) as though made on and as of such date (except for representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(b) the Company shall have performed or complied in all material respects with the covenants and obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date;
(c) since the date hereof, there shall not have occurred any effect, change, event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and
(d) the Parent and Merger Sub shall have received a certificate executed by a duly authorized executive officer of the Company, dated the Closing Date, confirming on behalf of the Company that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been duly satisfied.
6.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.
ARTICLE VII

TERMINATION
7.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):
(a) at any time prior to the Effective Time (whether prior to or after the receipt of the Company Shareholder Approval) by mutual written consent of the Parent and the Company;
(b) by either the Parent or the Company at any time prior to the Effective Time (whether prior to or after the receipt of the Company Shareholder Approval) if any Order or Law preventing the consummation of the Merger is in effect, or prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable, in each case such that the condition set forth in Section 6.1(c) cannot be satisfied; provided that the right to terminate this Agreement pursuant to this Section 7.1(b) will not be available to any Party that has not complied in all material respects with its obligations under this Agreement (including Section 5.6);
(c) by either the Parent or the Company at any time prior to the Effective Time (whether prior to or after the receipt of the Company Shareholder Approval) if the Effective Time has not occurred by 5:00 p.m., Eastern time, on September 7, 2023 (the “Termination Date”); provided, that if as of 5:00 p.m. on the Termination Date the condition to closing set forth in Section 6.1(b) or Section 6.1(c) (solely as it relates to an Antitrust Law) shall not have been satisfied (or, to the extent permissible, waived) but all other conditions to Closing set forth in Article VI (other than the conditions set forth in Section 6.1(b) and/or Section 6.1(c)) shall have been satisfied or waived (other than any such conditions that by their terms are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Termination Date), then the Termination Date will be automatically extended, without any action on the part of any Party to this Agreement, to 5:00 p.m. New York City time on December 7, 2023 (and if so extended, such date and time shall be the “Termination Date”); provided, further, it being understood that the right to terminate this Agreement pursuant to this Section 7.1(c) will not be available to (1) the Parent, if the Company has the valid right to terminate this Agreement pursuant to Section 7.1(g); or (2) the Company, if the Parent has the valid right to terminate this Agreement pursuant to Section 7.1(e);
(d) by either the Parent or the Company at any time prior to the Effective Time if the Company fails to obtain the Company Shareholder Approval at the Company Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger, except that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Company Shareholder Approval at the Company Meeting (or any adjournment or postponement thereof);
(e) by the Parent (whether prior to or after the receipt of the Company Shareholder Approval), if there has been a breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Sections 6.3(a) or 6.3(b) would not be satisfied (and such breach is not curable prior to the Termination Date, or if curable prior to the Termination Date, has not been cured within the earlier of (i) thirty days after the giving of notice of such breach by the Parent to the Company or (ii) three Business Days prior to the Termination Date); provided, that the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available if the Parent is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Sections 6.2(a) or 6.2(b) would not be satisfied);
(f) by the Parent, prior to the time the Company Shareholder Approval is obtained, if (i) the Company Board (or a committee thereof) has effected a Company Board Recommendation Change (in which case, the Company shall provide the Parent with written notification of such Company Board Recommendation Change within 24 hours after the occurrence of such Company Board Recommendation Change); or (ii) the Company has committed a material breach of Section 5.1 (and such breach is not curable, or if curable, has not been cured within five Business Days after the receipt of written notice thereof by the Company from the Parent);
(g) by the Company (whether prior to or after the receipt of the Company Shareholder Approval), if there has been a breach by the Parent of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Sections 6.2(a) or 6.2(b) would not be satisfied (and such breach is not curable prior to the Termination Date, or if curable prior to the Termination Date, has not been cured within the earlier of (i) thirty days after the giving of notice of such breach by the Company to the Parent) or (ii) three Business Days prior to the Termination Date); provided, that the right to terminate this Agreement pursuant to this Section 7.1(g) shall not be available if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Sections 6.3(a) or 6.3(b) would not be satisfied; or
(h) by the Company, at any time prior to receiving the Company Shareholder Approval if each of the following occurs: (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into an Alternative Acquisition Agreement to consummate such Superior Proposal in accordance with Section 5.1(d)(ii) and the Company concurrently enters into an Acquisition Agreement with respect thereto; and (iii) the Company pays the Company Termination Fee due to the Parent in accordance with Section 7.3(b)(iii).
7.2 Manner and Notice of Termination; Effect of Termination.
(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 7.1 (other than pursuant to Section 7.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 7.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 7.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other Representative of such Party) to the other Parties, as applicable, except that Section 5.5(a), Section 5.7, this Section 7.2, Section 7.3, Article VIII and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing but subject to Section 7.3(f), nothing in this Agreement will relieve any Party from any liability for any fraud or Willful Breach prior to termination of this Agreement. For the avoidance of doubt, in the event of termination of this Agreement, the Debt Financing Sources will have no liability to the Company, any of its Affiliates or any of its or their direct or indirect equityholders hereunder or otherwise relating to or arising out of the transactions contemplated hereby or any Debt Financing (including for any Willful Breach).
7.3 Fees and Expenses.
(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, the Parent or the Surviving Corporation will be responsible for all fees and expenses of the Paying Agent.
(b) Company Payment.
(i) If (A) this Agreement is validly terminated pursuant to (I) Section 7.1(c) or (II) Section 7.1(d); (B) an Acquisition Proposal has been publicly announced or disclosed and not withdrawn or otherwise abandoned prior to the date of the Company Meeting; and (C) within one year following the termination of this Agreement pursuant to the preceding clause (A), the Company enters into an Alternative Acquisition Agreement providing for the consummation of any transaction or series of related transactions (other than the Merger) involving an Acquisition Proposal (an “Acquisition Transaction”), or the Company consummates an Acquisition Transaction, then the Company will concurrently with the earlier of (x) the signing of the applicable Alternative Acquisition Agreement or (y) the consummation of an Acquisition Transaction, pay to the Parent an amount equal to $15,768,265 (the “Company Termination Fee”), in accordance with the payment instructions provided to the Company by the Parent. For purposes of this Section 7.3(b)(i), all references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”.
(ii) If this Agreement is validly terminated pursuant to Section 7.1(f), then the Company must promptly (and in any event within two Business Days) following such termination pay to the Parent the Company Termination Fee in accordance with the payment instructions provided to the Company by the Parent.
(iii) If this Agreement is validly terminated pursuant to Section 7.1(h), then the Company must, prior to or concurrently with such termination, pay to the Parent the Company Termination Fee in accordance with the payment instructions provided to the Company by the Parent;
(c) Parent Payment. If this Agreement is validly terminated by (i) the Company pursuant to Section 7.1(g), or (ii) the Parent pursuant to Section 7.1(c) and at such time the Company could have validly terminated this Agreement pursuant to Section 7.1(g), then in either case the Parent must promptly (and in any event within five Business Days) following such termination pay to the Company $24,258,870 in cash (the “Parent Termination Fee”), in accordance with the payment instructions provided to the Parent by the Company.
(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company or the Parent, as applicable, be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.
(e) Payments; Default. The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if either Party fails to promptly pay any amount due pursuant to Section 7.3 and, in order to obtain such payment, the payee Party commences an Action that results in a judgment against the payor Party for the amount set forth in Section 7.3 or any portion thereof, the payor Party will pay to the payee Party its reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount or portion thereof at the annual rate of equal to the prime rate as published in the Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law (collectively, the “Enforcement Expenses”). All payments under this Section 7.3 shall be made by the payor Party to the payee Party by wire transfer of immediately available funds to an account designated in writing by the payee Party.
(f) Sole and Exclusive Remedy.
(i) If this Agreement is terminated pursuant to Section 7.1, the Company’s receipt of the Parent Termination Fee to the extent owed pursuant to Section 7.3(c), the Parent Reimbursement Obligations, if any, and the Company’s right to seek specific performance pursuant to Section 9.12(b) will be the sole and exclusive remedies of the Company and the Company Related Parties against the Parent Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure. Upon payment of the Parent Termination Fee, none of the Parent Related Parties will have any further liability or obligation to any of (A) the Company and its Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company and its Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby for any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company may be entitled to remedies with respect to, the Confidentiality Agreement and Section 7.3(e), as applicable). Notwithstanding the foregoing, this Section 7.3(f)(i) will not relieve the Parent or Merger Sub from liability for (1) any fraud or Willful Breach of this Agreement, or (2) any breaches of the Confidentiality Agreement; provided that under no circumstances will the collective monetary damages payable by the Parent, Merger Sub or any of their Affiliates for breaches (including any Willful Breach or fraud) under this Agreement (taking into account the payment of the Parent Termination Fee pursuant to this Agreement) exceed an amount equal to $24,258,870 in the aggregate plus the Enforcement Expenses, if any, and the Parent Reimbursement Obligations, if any (collectively, the “Parent Liability Limitation”). In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against (A) the Parent or Merger Sub; or (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Debt Financing Sources Related Parties, Affiliates (other than the Parent or Merger Sub), members, managers, general or limited partners, stockholders and assignees of each of the Parent and Merger Sub (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”), and in no event will any Company Related Party be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement or the transactions contemplated hereby (including, any breach by the Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure. Other than the obligations of the Parent and Merger Sub to the extent expressly provided in this Agreement, in no event will any Parent Related Party or any other Person have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement or the Merger.
(ii) If this Agreement is terminated pursuant to Section 7.1, the Parent’s receipt of the Company Termination Fee, to the extent owed pursuant to Section 7.3(b) and the Parent’s right to seek specific performance pursuant to Section 9.12(b) will be the sole and exclusive remedies of the Parent, Merger Sub and the Parent Related Parties (other than the Debt Financing Sources Related Parties) against the

Company Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure. Upon payment of the Company Termination Fee, none of the Company Related Parties will have any further liability or obligation to any of the Parent, Merger Sub or the Parent Related Parties (other than the Debt Financing Sources Related Parties) relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby for any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Parent may be entitled to remedies with respect to, Section 7.3(e)). The Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 7.3(b) will be the only monetary damages the Parent and Merger Sub and each of their respective Affiliates may recover from Company Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure, and upon payment of such amount, (1) none of the Company Related Parties will have any further liability or obligation to the Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Parent may be entitled to remedies with respect to, the Confidentiality Agreement and Section 7.3(e), as applicable); and (2) none of the Parent, Merger Sub or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Parent may be entitled to remedies with respect to, Section 7.3(e)). Notwithstanding the foregoing, this Section 7.3(f)(ii) will not relieve the Company and its Subsidiaries from liability for any Willful Breach of this Agreement or for any breaches of the Confidentiality Agreement; provided that under no circumstances will the collective monetary damages payable by the Company for breaches under this Agreement (taking into account the payment of the Company Termination Fee pursuant to this Agreement) exceed an amount equal to $15,768,265 plus the Enforcement Expenses in the aggregate for all such breaches (the “Company Liability Limitation”). In no event will any of the Parent Related Parties (other than the Debt Financing Sources Related Parties) seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation against any of the Company Related Parties, and in no event will the Parent or Merger Sub be entitled to seek or obtain consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure.
(g) Liquidated Damages. Each of the parties hereto acknowledges that any amount payable by the Company or the Parent pursuant to this Section 7.3, including the Company Termination Fee and the Parent Termination Fee, does not constitute a penalty, but rather shall constitute liquidated damages in a reasonable amount that will compensate a Party for the disposition of its rights under this Agreement in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision.
ARTICLE VIII

DEFINED TERMS
The following capitalized terms shall have the respective meanings set forth below:
“Acquisition Proposal” means any proposal or offer (a) for a merger, consolidation, liquidation, dissolution, recapitalization, share exchange, tender offer or other business combination involving the Company or any of its Subsidiaries, (b) for the direct or indirect purchase or other acquisition by any Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Third Persons, or the issuance by the Company, of

20% or more of the Company’s equity securities, or the equity securities of the Company and its Subsidiaries, or (c) for any direct or indirect purchase, license or other acquisition by any Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Third Persons of assets constituting or accounting for more than 20% of the consolidated assets, revenue or net income of the Company and its Subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such proposal or offer), in each case other than the transactions contemplated by this Agreement or any offer or proposal by the Parent or any Subsidiary of the Parent.
“Act” means the Indiana Business Corporation Law.
“Action” means any claim, litigation, action, suit, arbitration, inquiry, proceeding, or investigation.
“Affiliate” when used with respect to any Person, means any other Person who is an “affiliate” of that first Person within the meaning of Rule 405 promulgated under the Securities Act.
“Agreement” has the meaning set forth in the preamble.
“Alternative Acquisition Agreement” means any letter of intent, agreement or agreement in principle, merger agreement or other similar Contract with respect to an Acquisition Proposal.
“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other applicable federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.
“Articles of Merger” has the meaning set forth in Section 1.2.
“Bankruptcy and Equity Exception” has the meaning set forth in Section 2.4(a).
“Business Day” means any day on which the principal offices of the SEC in Washington, DC, are open to accept filings other than a day on which banking institutions located in New York, New York, are permitted or required by law, executive order or governmental decree to remain closed.
“Capitalization Date” means the close of business on March 6, 2023.
“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act.
“Cash Consideration” has the meaning set forth in Section 1.6(c).
“Certificate” means a certificate that immediately prior to the Effective Time represents Eligible Shares.
“Closing” means the closing of the Merger.
“Closing Date” means the date on which the Closing occurs.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collective Bargaining Agreement” means any collective bargaining agreement, labor union contract, trade union agreement, memorandum of understanding or other Contract between the Company or any of its Subsidiaries and any labor union, labor organization, authorized employee representative or works council.
“Company” has the meaning set forth in the preamble.
“Company Balance Sheet” means the audited consolidated balance sheet of the Company as of June 30, 2022.
“Company Board” has the meaning set forth in the Recitals.
“Company Board Recommendation” has the meaning set forth in Section 2.4(a).
“Company Board Recommendation Change” has the meaning set forth in Section 5.1(e).
“Company Breach Notice Period” has the meaning set forth in Section 7.1(e).
“Company Common Stock” means the Class A common stock and Class B common stock, each with a par value of $0.05 per share, of the Company.
“Company Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of October 24, 2019, among the Company, the lenders party thereto, JPMorgan Chase Bank, National Association, as administrative agent, as amended by that certain First Amendment to Credit Agreement dated as of November 4, 2020, that certain Second Amendment to Amended and Restated Credit Agreement dated as of September 21, 2021 and that certain Third Amendment to Amended and Restated Credit Agreement dated as of December 21, 2022.
“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to the Parent and Merger Sub and dated as of the date of this Agreement.
“Company Employee” means any person employed by the Company or a Subsidiary of the Company as of the Effective Time.
“Company Employee Plans” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (in each case, whether or not such plan is subject to ERISA), and any other plan, policy, agreement or arrangement relating to insurance coverage, severance benefits, retention benefits, change in control benefits, employment, fringe benefits, supplemental benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, for the benefit of, or relating to, any current or former employee, director or individual consultant or independent contractor of the Company or any of its Subsidiaries that is (i) sponsored, maintained or contributed to, or is required to be contributed to, by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries is a party or otherwise has any liability, whether actual or contingent (each, a “Company Plan”) or (ii), in respect of such individual’s service (or past service) to the Company, sponsored, maintained or contributed to by PEO in respect of a Person’s service to the Company (each, a “PEO Plan”).
“Company Liability Limitation” has the meaning set forth in Section 7.3(f)(ii).
“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.
“Company Material Contract” has the meaning set forth in Section 2.11(b).
“Company Meeting” has the meaning set forth in Section 5.2(a).
“Company Permits” has the meaning set forth in Section 2.16.
“Company Plan” has the meaning in the definition of Company Employee Plan.
“Company PSUs” mean restricted stock units with respect to shares of Company Common Stock granted under the Company Stock Plan that are subject to vesting based on (a) relative total shareholder return performance (a “Company RTSR”), or (b) earnings per share (a “Company EPS/PSU”).
“Company Related Parties” has the meaning set forth in Section 7.3(f)(i).
“Company Related Party Transaction” has the meaning set forth in Section 2.22.
“Company RSUs” mean restricted stock units with respect to shares of Company Common Stock granted under the Company Stock Plan that are not Company PSUs.
“Company SEC Reports” has the meaning set forth in Section 2.5(a).
“Company Severance Practices” has the meaning set forth in Section 4.1(i).
“Company Shareholder Approval” has the meaning set forth in Section 2.4(a).
“Company Stock Plan” means the Kimball International, Inc. Amended and Restated 2017 Stock Incentive Plan.
“Company’s Knowledge” means the actual knowledge, as of the date hereof, and after reasonable inquiry, of the individuals identified in Section 8.1 of the Company Disclosure Schedule.
“Company Termination Fee” has the meaning set forth in Section 7.3(b)(i).
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of December 31, 2022, between the Company and the Parent.
“Consent” means any consent, approval, filing, registration, notification, Permit, order or authorization.

“Contract” means, with respect to any Person, any contract, lease, license, indenture, note, agreement or other legally binding instrument to which such Person or its Subsidiaries is a party or by which any of their respective properties, rights or assets is bound.
“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition).
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.
“Current D&O Insurance” means the current directors’ and officers’ liability insurance policies maintained by the Company as of the date of this Agreement.
“Debt Commitment Letter” means the commitment letters, dated as of the date hereof, between the Parent and the Debt Financing Sources party thereto, including all exhibits, schedules and annexes thereto.
“Debt Fee Letter” means the fee letter referred to in the Debt Commitment Letter.
“Debt Financing Sources” means the Persons (other than the Parent and its Affiliates), if any, that provide the Debt Financing in connection with the Merger and any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and their and their Affiliates’ current, former and future officers, directors, general or limited partners, shareholders, members, controlling persons, employees, agents and representatives involved in the Debt Financing and the successors and assigns of each of the foregoing.
“Debt Financing Sources Related Parties” means the Debt Financing Sources, the respective Affiliates of each of the foregoing and the respective officers, directors, employees, controlling Persons, agents, advisors and the other Representatives and successors of each of the foregoing.
“Dissenting Shares” has the meaning set forth in Section 1.9(a).
“Effective Time” has the meaning set forth in Section 1.2.
“Eligible Shares” has the meaning set forth in Section 1.6(c).
“Enforcement Expenses” has the meaning set forth in Section 7.3(e).
“Environmental Law” means any Law, regulation, order, decree, permit or requirement of any Governmental Entity relating to: (a) the protection, investigation, clean up, remediation or restoration of the environment, human or occupational health or safety, or natural resources; (b) pollution control; or (c) Hazardous Substances, including the handling, use, generation, transportation, storage, distribution in commerce, release and/or disposal of Hazardous Substances; or (d) noise, odor or wetlands protection.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity or trade of business, whether or not incorporated, which is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any of its Subsidiaries.
“Event Notice Period” has the meaning set forth in Section 5.1(d)(i)(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” has the meaning set forth in Section 1.6(c).
“Excluded Shares” has the meaning set forth in Section 1.6(c).
“FCPA” has the meaning set forth in Section 2.15(d).
“GAAP” means United States generally accepted accounting principles.
“Governmental Entity” means (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clause (a) of this definition, or (c) any governmental authority, quasi-governmental or non-governmental self-regulatory agency, commission or authority, including any securities exchange.
“Government Contract” means any Contract with any Governmental Entity.
“Hazardous Substance” means: (a) any substance, material or waste, whether solid, liquid or gas, that is or comes to be regulated as a hazardous substance or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law (b) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, mold, radioactive materials or radon, or (c) any substance, material or waste, whether solid, liquid or gas, defined, characterized or regulated by any Governmental Entity as hazardous, toxic, infectious, reactive, corrosive, ignitable, flammable, dangerous, a pollutant, or words of similar meaning and effect.
“HSR Act” has the meaning set forth in Section 2.4(c).
“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed, (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others, (e) all lease obligations of such Person capitalized on the books and records of such Person (or required to be so capitalized or treated as a finance lease in accordance with GAAP), (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments, (g) all securitization transactions, (h) all obligations representing the deferred and unpaid purchase price of property or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding accounts payable incurred in the ordinary course of business), (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances, and (j) all obligations of such Person under swaps, options, derivatives and other hedging agreements, transactions or arrangements (assuming they were terminated on the date of determination).
“Indemnified Party” means each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time a director or officer of the Company or any of its Subsidiaries.
“Intellectual Property” means any and all intellectual property rights or similar proprietary rights throughout the world, including all (a) patents, patent applications of any type, inventions and invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, internet domain names, social media accounts, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) copyrightable works and copyrights (whether or not registered), including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, regardless of the medium of fixation or means of expression, (d) trade secrets and industrial secret rights, and proprietary rights in know-how, data, processes, skills, techniques, schematics, engineering and other manuals and drawings, and confidential or proprietary business or technical information (to the extent protected or protectable under applicable Laws referred to as “Trade Secrets”), (e) other tangible or intangible proprietary or confidential information and materials, (f) all rights in the foregoing and other similar intangible or intellectual property assets and their foreign equivalents in any jurisdiction, and (g) all applications and registrations for the foregoing.
“Intervening Event” has the meaning set forth in Section 5.1(d)(i).
“Iowa Act” means the Iowa Business Corporation Act.
“IT Assets” means computers, hardware, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.
“Law” means any local, county, state, federal, foreign or other constitution, law, statute, treaty, regulation, ordinance, code, common law or any rule, order, decree, judgment, judicial consent, consent decree, edict, Permit, directive or governmental requirement enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 2.9(b).
“Lien” means, with respect to any asset, any mortgage, license, pledge, security interest, encumbrance, lien or charge of any kind in respect of such asset.
“Licensed Intellectual Property” means all Intellectual Property owned by a Third Person and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.
“Material Adverse Effect” means, when used with respect to any Party, any effect, change, event, occurrence or development that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, condition or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that no effect, change, event, occurrence or development to the extent resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no effect, change, event, occurrence or development to the extent resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur: (a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (b) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (c) conditions (or changes in such conditions) in the industries in which such Party and its Subsidiaries conduct business; (d) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, disease outbreaks, pandemics (including, for the avoidance of doubt, any effect resulting from, arising in connection with or otherwise related to COVID-19), public health emergencies, widespread occurrences of infectious disease or other comparable events, and any other force majeure events in the United States or any other country or region in the world; (f) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including the identity of the other Party (provided, that this clause (f) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transactions or with respect to any condition to Closing to the extent such condition relates to such representations and warranties); (g) any actions taken or failure to take action, in each case, to which the other Party has expressly approved, consented to or requested in each case in writing, or the taking of any action expressly required by this Agreement (other than any action required by the first sentence of Section 4.1 or Section 4.2), or the failure to take any action expressly prohibited by this Agreement; (h) changes in law or other legal or regulatory conditions or change in GAAP or other accounting standards (or the interpretation thereof); (i) changes in the Party’s stock price or the trading volume of the Party’s stock, or any failure by the Party to meet any public estimates or expectations of the Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); or (j) any Actions made or brought by any of the current or former stockholders of the Party (on their own behalf or on behalf of such Party) against any Party or any of their respective directors or officers arising out of the Merger or in connection with any other transactions contemplated by this Agreement; provided that that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (h), if any such effect, change, event, occurrence or development has had a disproportionate adverse impact on the Party relative to other companies of comparable size to the Party operating in the industry in which the Party operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a “Material Adverse Effect” has occurred or may, would or could occur.
“Material Company Insurance Policy” has the meaning set forth in Section 2.21.

“Material Revision” has the meaning set forth in Section 5.1(d)(i)(c).
“Maximum Premium” means 250% of the last annual premium paid prior to the Effective Time for the Current D&O Insurance.
“Merger” has the meaning set forth in the Recitals.
“Merger Consideration” has the meaning set forth in Section 1.6(c).
“Merger Sub” has the meaning set forth in the preamble.
“Merger Sub Board” has the meaning set forth in the Recitals.
“Merger Sub Shareholder Approval” has the meaning set forth in Section 3.4(a).
“NASDAQ” means the NASDAQ Stock Market.
“Notice Period” has the meaning set forth in Section 5.1(d)(ii)(c).
“NYSE” means the New York Stock Exchange.
“OFAC” has the meaning set forth in Section 2.15(c).
“Ordinary Course of Business” means the ordinary course of business consistent in all material respects with past practice (including with respect to volume and frequency).
“Owned Real Property” has the meaning set forth in Section 2.9(a).
“Owned Intellectual Property Rights” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.
“Parent” has the meaning set forth in the preamble.
“Parent Balance Sheet” means the audited consolidated balance sheet of the Parent as of January 1, 2022.
“Parent Board” has the meaning set forth in the Recitals.
“Parent Breach Notice Period” has the meaning set forth in Section 7.1(g).
“Parent Capital Stock” has the meaning set forth in Section 3.2(a).
“Parent Common Stock” has the meaning set forth in the Recitals.
“Parent Disclosure Schedule” means the disclosure schedule delivered by the Parent and Merger Sub to the Company and dated as of the date of this Agreement.
“Parent Equity Awards” has the meaning set forth in Section 3.2(a).
“Parent Liability Limitation” has the meaning set forth in Section 7.3(f)(ii).
“Parent Material Adverse Effect” means a Material Adverse Effect with respect to the Parent.
“Parent Permits” has the meaning set forth in Section 3.10.
“Parent Preferred Stock” has the meaning set forth in Section 3.2(a).
“Parent Related Parties” has the meaning set forth in Section 7.3(f)(i).
“Parent Related Party Transaction” has the meaning set forth in Section 3.12.
“Parent SEC Reports” has the meaning set forth in Section 3.5(a).
“Parent Share Price” has the meaning set forth in Section 1.7(i).
“Parent’s Knowledge” means the actual knowledge, as of the date hereof, and after reasonable inquiry, of the individuals identified in Section 8.1 of the Parent Disclosure Schedule.
“Parent Stock Consideration” has the meaning set forth in Section 1.6(c).
“Parent Stock Issuance” has the meaning set forth in the Recitals.

“Parent Stock Plan” means the (i) HNI Corporation 2007 Stock-Based Compensation Plan (ii) HNI Corporation 2017 Stock-Based Compensation Plan, (iii) 2017 Equity Plan for Non-Employee Directors of HNI Corporation, (iv) HNI Corporation 2021 Stock-Based Compensation Plan and (v) HNI Corporation Members’ Stock Purchase Plan, in each case as amended.
“Parent Termination Fee” has the meaning set forth in Section 7.3(c).
“Paying Agent” means a bank or trust company selected by Parent and reasonably acceptable to the Company, which shall be engaged by the Parent to act as paying agent for the payment of the Merger Consideration to the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time.
“Payment Fund” means (i) cash in an amount sufficient to make payment of (A) the Cash Consideration pursuant to Section 1.6(c), (B) any dividends and other distributions pursuant to Section 1.7(h), and (C) cash in lieu of fractional shares, pursuant to Section 1.7(i), and (ii) the number of shares of Parent Common Stock in book-entry form issuable in respect of Eligible Shares pursuant to Section 1.6(c) (excluding fractional shares in accordance with Section 1.7(i)).
“PEO” means a professional employer organization or “co-employer” with the Company or any of its Subsidiaries.
“PEO Plan” has the meaning in the definition of Company Employee Plan.
“Permit” means any material license, permit, registration, variance, exemption, Consent, waiver, authorization, right, certificate, franchise, order or approval, qualification, or similar document or authority, and all pending applications therefor or renewals thereof.
“Permitted Liens” means (a) Liens for utilities, assessments, Taxes or other governmental charges that are not yet delinquent or are being contested in good faith and for which reserves have been established in accordance with GAAP, (b) Liens incurred in the Ordinary Course of Business since the date of the Company Balance Sheet, (c) Liens reflected or reserved against or otherwise disclosed on the balance sheets included in the Company SEC Reports filed prior to the date hereof or notes thereto, (d) construction, mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Liens arising or incurred in the Ordinary Course of Business for amounts that are not yet delinquent or are being contested in good faith, (e) easements, restrictive covenants, conditions, rights of way and similar encumbrances or impediments against any assets or properties of an entity and which individually or in the aggregate do not materially interfere with the business of such entity or the operation or occupancy of the asset or property to which they apply, (f) Liens granted to any financing source at the Closing in connection with any financing by the Parent or Merger Sub of the transactions contemplated hereby, (g) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such real property, (h) any Liens disclosed in the Company Disclosure Schedule, (i) minor irregularities and defects of title which individually or in the aggregate do not materially interfere with an entity’s business or the operation or occupancy of the property to which they apply, (j) Liens disclosed on the existing title policies, title commitments and/or surveys, which have been previously provided or made available to the Parent and Merger Sub, (k) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business and (l) Liens the incurrence or existence of which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, trust, Governmental Entity, unincorporated organization or other entity.
“Personal Information” means any information in any form that, alone or in combination with other information, identifies, relates to, describes or is reasonably capable of being associated with a particular individual or household, and any other personal information (including any information that is defined as “personal information,” “personal data,” “personal health information” or “personally identifiable information” (or similar terms) under any applicable Law) the collection, use, storage, dissemination, processing or disposal of which is governed by applicable Law.
“Personnel” means any current or former director, officer, employee, representative, agent or contractor of the Company or any of its Subsidiaries.

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII.
“Privacy Legal Requirement” means all Laws that pertain to privacy or the collection, receipt, storage, compilation, transfer, disposal, security (both technical and physical), disclosure, transfer, privacy, processing, protection, sharing, breach or other use of Personal Information.
“Proxy Statement” has the meaning set forth in Section 2.4(c).
“Reporting Tail Endorsement” means a six year extended reporting period endorsement with respect to the Current D&O Insurance, on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the Current D&O Insurance.
“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives.
“Required Uses” has the meaning set forth in Section 3.13(b).
“Restrictive Order” has the meaning set forth in Section 5.5.
“RSU Exchange Ratio” means, with respect to any particular Company RSU, the sum of (x) the Exchange Ratio and (y) the quotient of the sum of the Cash Consideration plus the dividend equivalents accrued on such Company RSU, divided by the Parent Share Price, rounded to the nearest one ten thousandth.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the United States Securities and Exchange Commission.
“Secretary of State” means the Secretary of State of the State of Indiana.
“Securities Act” means the Securities Act of 1933, as amended.
“Shareholder Approval Matters” has the meaning set forth in Section 5.3(a).
“Subsidiary” means, with respect to any Person, another Person (a) of which such first Person owns or controls, directly or indirectly, securities or other ownership interests representing (i) more than 50% of the voting power of all outstanding stock or ownership interests of such second Person or (ii) the right to receive more than 50% of the net assets available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution, (b) of which the power to vote or direct voting of sufficient voting securities, other voting rights or voting partner interests to elect a majority of the board of directors or other governing body or persons performing similar functions is directly or indirectly held by such Person, or (c) of which such first Person is a general partner or managing member.
“Superior Proposal” means any bona fide written proposal made by a third party to acquire more than 50% of the equity securities or consolidated total assets of the Company and its Subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale of its assets, (a) on terms which the Company Board determines in its good faith judgment pursuant to applicable Law to be more favorable to the holders of Company Common Stock than the transactions contemplated by this Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any written, binding offer by the Parent to amend the terms of this Agreement) and (b) which the Company Board determines to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.
“Surviving Corporation” means the Company following the Effective Time.
“Tax Returns” means all reports, returns, forms, or statements (including information returns) required to be filed with or required to be provided to any Governmental Entity with respect to Taxes.
“Taxes” means all taxes or other similar assessments, fees, charges, levies, duties, tariffs, or liabilities in the nature of a tax, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, transfer, withholding, employment, payroll and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, or additions to tax imposed or assessed with respect thereto and shall include any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a contractual obligation to indemnify any Person.
“Termination Date” has the meaning set forth in Section 7.1(c).
“Third Person” means any Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than (a) the Company or any of its controlled Affiliates or (b) the Parent or Merger Sub or any of their respective Affiliates or any “group” including the Parent, Merger Sub or any of their respective Affiliates.
“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger.
“Uncertificated Shares” means uncertificated shares that immediately prior to the Effective Time represented any shares of Company Common Stock.
“WARN” means the Worker Adjustment Retraining and Notification Act of 1988 as amended, as well as analogous applicable foreign, state or local Laws.
“Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement that is a consequence of an act or failure to act undertaken by the breaching party with the knowledge that the taking of such act or failure to act would result in such breach.

ARTICLE IX

MISCELLANEOUS
9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except that this Article IX, Section 5.8, and any other covenants, obligations and agreements that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.
9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) on the date of confirmation of transmission by the transmitting equipment if sent via email, in each case to the intended recipient as set forth below:
(a)	if to the Parent or Merger Sub, or after the Effective Time, the Surviving Corporation, to:

HNI Corporation
600 East Second Street
Muscatine, Iowa 52761
Attn: Steven M. Bradford, Senior Vice President, General Counsel and Secretary
E-mail: bradfords@hnicorp.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attn: James Dougherty
E-mail: james.dougherty@davispolk.com

(b)	if to the Company, to:

Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47545
Attn: Mark Johnson
E-mail: mark.johnson@KimballInternational.com

with a copy, if prior to the Effective Time (which shall not constitute notice) to:

ArentFox Schiff LLP
233 South Wacker Drive, Suite 7100
Chicago, IL 60606
Attn: Jason Zgliniec and Sara Rosenberg
E-mail: jason.zgliniec@afslaw.com and sara.rosenberg@afslaw.com
Any Party hereto may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Any Party hereto may change the address to which notices and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner herein set forth.
9.3 Entire Agreement. This Agreement (including the schedules and exhibits hereto and the documents and instruments referred to herein) constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or between the Company and Merger Sub or between the Company and the Parent, written or oral, with respect to the subject matter hereof, and the parties hereto specifically disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. Notwithstanding the foregoing, subject to Section 5.5(c), the Confidentiality Agreement shall remain in effect in accordance with its terms.
9.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Company Shareholder Approval, no amendment may be made to this Agreement that requires the approval of the Company’s stockholders pursuant to the Act without such approval. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Debt Financing Sources set forth in Section 5.16(e), Section 7.2(b), Section 7.3(f)(i), Section 9.6, Section 9.7, Section 9.12(b), Section 9.18 or this Section 9.4 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify in a manner adverse to the Debt Financing Sources in any material respect the substance of the provisions relating to the Debt Financing Sources set forth in Section 5.16(e), Section 7.2(b), Section 7.3(f)(i), Section 9.6, Section 9.7, Section 9.12(b), Section 9.18 or this Section 9.4) may not be amended, modified or altered without the prior written consent of the Debt Financing Sources.
9.5 Extension, Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.
9.6 Third-Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 5.8 (with respect to which the Indemnified Parties shall be third party beneficiaries), (b) from and after the Effective Time, the rights of holders of shares of Company Common Stock, Company RSUs and Company PSUs to receive the consideration in each case in accordance with the terms and subject to the conditions set forth in Article I, (c) the rights of the Parent Related Parties and the Company Related Parties set forth in Section 7.3(f), and (d) Section 5.16(e), Section 7.2(b), Section 7.3(f)(i), Section 9.4, Section 9.7, Section 9.12(b), Section 9.18 and this Section 9.6 are for the benefit of and may be enforced by the Debt Financing Sources Related Parties.
9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided that notwithstanding the foregoing, the Parent and Merger Sub may, from and after the Closing, transfer or assign all or any part of their respective rights, in whole or in part, under this Agreement to any Debt Financing Source or any other lender (or any administrative or collateral agent on behalf of itself and such lender(s)) as collateral security (it being understood that such transfer or assignment shall not relieve the Parent and Merger Sub of their respective obligations hereunder or enlarge, alter or change any obligation of any other Party hereto). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.
9.8 Severability. Any term or provision (or part thereof) of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions (or parts thereof) hereof or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision (or part thereof) hereof is invalid or unenforceable, the court making such determination shall have the power to limit the term or provision (or part thereof), to delete specific words or phrases, or to replace any invalid or unenforceable term or provision (or part thereof) with a term or provision (or part thereof) that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision (or part thereof), and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall replace such invalid or unenforceable term or provision (or part thereof) with a valid and enforceable term or provision (or part thereof) that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term (or part thereof).
9.9 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan (including by portable document format (.pdf)) delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan (including by portable document format (.pdf)) delivered by electronic mail.
9.10 Interpretation. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “include,” “includes” and “including” are not limiting; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date hereof” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) descriptive headings, the table of defined terms and the table of contents are inserted for convenience only and do not affect in any way the meaning or interpretation of this Agreement; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a Person are also to its permitted successors and assigns; (h) references to an “Article,” “Section,” “Recital,” “preamble,” “Annex,” “Exhibit” or “Schedule” refer to an article, section, recital or preamble of, or an annex, exhibit or schedule to, this Agreement; (i) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (j) references to a federal, state, local or foreign statute or law include any rules, regulations and delegated legislation issued thereunder; (k) references to a communication by a regulatory agency include a communication by the staff of such regulatory agency and (l) references to “made available” mean made available through an electronic data room, through EDGAR or otherwise at least 48 hours prior to the execution of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.
9.11 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware, except in each case to the extent the provisions of the Act are mandatorily applicable to the Merger.
9.12 Remedies.
(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Person will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Person, and the exercise by a Person of any one remedy will not preclude the exercise of any other remedy.
(b) Irreparable damage may occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, as money damages or other legal remedies (including any fees payable pursuant to Section 7.3), even if available, may not be an adequate remedy for any such damages, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. Accordingly, in the event of any breach or threatened breach by the Company, on the one hand, or the Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and the Parent and Merger Sub, on the other hand, shall be entitled to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, in each case without posting a bond or other security. The parties acknowledge and agree that (i) the provisions set forth in Section 7.3 shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (ii) the right to seek specific enforcement is an integral part of the Transactions and without that right, neither the Company nor the Parent would have entered into this Agreement. It is explicitly agreed that, subject to the limitations in the next two sentences of this Section 9.13(b), the Company shall have the right to seek an injunction, specific performance or other equitable remedies in connection with enforcing the Parent’s and Merger Sub’s obligations to consummate the Merger subject to the terms and conditions set forth herein. Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any Debt Financing under the terms thereof, none of the Company and its Affiliates and their direct and indirect equityholders shall be entitled to directly seek the remedy of specific performance of this Agreement against any Debt Financing Source. No Party hereto shall raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement, or to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the parties under this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.
9.13 Submission to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of the United States District Court for the Southern District of New York or in any state court located in New York, New York, and any appellate court from any of the foregoing, in any Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such Action shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any Action arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto. Any Party hereto may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.2. Nothing in this Section 9.13, however, shall affect the right of any Person to serve legal process in any other manner permitted by Law.
9.14 Disclosure Schedule. The inclusion of any information in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, that such information is required to be listed in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Schedule and Company Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedule and Parent Disclosure Schedule are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedule or Parent Disclosure Schedule with respect to such other representations or warranties or an appropriate cross reference thereto.
9.15 Parent Guarantee. The Parent agrees to take all action necessary to cause Merger Sub or, after the Effective Time, the Surviving Corporation, as applicable, to perform all of its agreements, covenants and obligations under this Agreement. The Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub of its obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub under this Agreement.

9.16 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, INCLUDING THE MERGER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
9.17 Extension; Waiver. At any time prior to the Effective Time, the Company and the Parent may, to the extent legally allowed:
(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;
(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or
(c) waive compliance with any of the agreements or conditions of the other Party contained herein.
Notwithstanding the foregoing, no failure or delay by the Company or the Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.
9.18 Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of their controlled Affiliates hereby: (a) agrees that any Actions, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources Related Parties, arising out of or relating to this Agreement, the Debt Financing or any of the agreements (including any applicable commitment letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any Federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such Actions to the exclusive jurisdiction of such court; (b) agrees that any such Actions shall be governed by and construed in accordance with the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any applicable commitment letter or other applicable definitive document relating to the Debt Financing; (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to this Agreement, the Debt Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Federal or state court in the Borough of Manhattan, New York, New York; (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court; (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Actions brought against the Debt Financing Sources Related Parties in any way arising out of or relating to this Agreement, the Debt Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) agrees that none of the Debt Financing Sources Related Parties will have any liability to the Company or any Subsidiaries of the Company or any of their respective controlled Affiliates or Representatives (in each case, other than the Parent, Merger Sub and their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of the Parent against the Debt Financing Sources Related Parties with respect to the Debt Financing or any of the transactions contemplated hereby or any services thereunder); (g) agrees that (and each other Party hereto agrees that) the Debt Financing Sources Related Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.18 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section), and that such provisions and the definition of “Debt Financing Sources” and “Debt Financing Sources Related Parties” shall not be amended in any way adverse to the Debt Financing Sources Related Parties without the prior written consent of the Debt Financing Sources Related Parties; (h) agrees that none of the Debt Financing Sources Related Parties shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.
[Remainder of Page Intentionally Left Blank.]

The Parent, Merger Sub and the Company have executed this Agreement as of the date set forth in the initial caption of this Agreement.
HNI CORPORATION

By:
Name: Jeffrey Lorenger
Title: Chief Executive Officer

OZARK MERGER SUB, INC.

By:
Name: Marshall Bridges
Title: President

KIMBALL INTERNATIONAL, INC.

By:
Name: Kristine Juster
Title: Chief Executive Officer

EXHIBIT A
FORM OF
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
KIMBALL INTERNATIONAL, INC.

[•], 2023
Kimball International, Inc. (the “Corporation”), a corporation existing pursuant to the provisions of the Business Corporation Law of the State of Indiana as the same exists or may hereafter be amended (“Indiana Law”), hereby amends and restates its Articles of Incorporation in accordance with Indiana Law. These Amended and Restated Articles of Incorporation shall be effective as of [•], 2023, and shall supersede and take the place of the existing Amended and Restated Articles of Incorporation of Kimball International, Inc., dated as of October 27, 2021.
FIRST: The name of the corporation is Kimball International, Inc. (the “Corporation”).
SECOND: The address of its registered office in the State of Indiana is C T Corporation System, 334 North Senate Avenue, Indianapolis, Indiana 46204-1708. The name of its registered agent is C T Corporation System.
THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law of the State of Indiana as the same exists or may hereafter be amended (“Indiana Law”).
FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.
FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.
SIXTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.
SEVENTH: The Corporation reserves the right to amend these Articles of Incorporation in any manner permitted by Indiana Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

EXHIBIT B
FORM OF
AMENDED AND RESTATED BYLAWS
OF
KIMBALL INTERNATIONAL, INC.

* * * * *
ARTICLE 1

OFFICES
Section 1.01. Principal Office. The principal office of the Corporation shall be at 1600 Royal Street, Jasper, IN 47546.
Section 1.02. Other Offices. The Corporation may also have offices at such other places both within and without the State of Indiana as the Board of Directors may from time to time determine or the business of the Corporation may require.
Section 1.03. Books. The books of the Corporation may be kept within or without the State of Indiana as the Board of Directors may from time to time determine or the business of the Corporation may require.
ARTICLE 2

MEETINGS OF SHAREHOLDERS
Section 2.01. Time and Place of Meetings. All meetings of shareholders shall be held at such place, either within or without the State of Indiana, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).
Section 2.02. Annual Meetings. Unless directors are elected by written consent in lieu of an annual meeting as permitted by the Business Corporation Law of the State of Indiana as the same exists or may hereafter be amended (“Indiana Law”), an annual meeting of shareholders, commencing with the year 2023, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting at such date and time as may be designated by the Board from time to time. Shareholders may, unless the articles of incorporation otherwise provides, act by written consent to elect directors.
Section 2.03. Special Meetings. Special meetings of shareholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.
Section 2.04. Notice of Meetings and Adjourned Meetings; Waivers of Notice. Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Indiana Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.
(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.
Section 2.05. Quorum. Unless otherwise provided under the articles of incorporation or these bylaws and subject to Indiana Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of shareholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the shareholders, a majority in voting interest of the shareholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.
Section 2.06. Voting. Unless otherwise provided in the articles of incorporation and subject to Indiana Law, each shareholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such shareholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the articles of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the shareholders.
(b) Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such shareholder by proxy, appointed by an instrument in writing, subscribed by such shareholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such shareholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.
(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.
Section 2.07. Action by Consent. Unless otherwise provided in the articles of incorporation, any action required to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Indiana, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those shareholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of shareholders to take the action were delivered to the Corporation as provided in Section 2.07(b).
(b) Every written consent shall bear the date of signature of each shareholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Indiana Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Indiana, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.
Section 2.08. Organization. At each meeting of shareholders, the Chairman of the Board, if one shall have been elected, or in the Chairman’s absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary’s absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.
Section 2.09. Order of Business. The order of business at all meetings of shareholders shall be as determined by the chairman of the meeting.
ARTICLE 3

DIRECTORS
Section 3.01. General Powers. Except as otherwise provided in Indiana Law or the articles of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.
Section 3.02. Number, Election and Term Of Office. (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors. The directors shall be elected at the annual meeting of the shareholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be shareholders.
(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.
Section 3.03. Quorum and Manner of Acting. Unless the articles of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.
Section 3.04. Time and Place of Meetings. The Board of Directors shall hold its meetings at such place, either within or without the State of Indiana, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).
Section 3.05. Annual Meeting. The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of shareholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Indiana, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.
Section 3.06. Regular Meetings. After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.
Section 3.07. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.
Section 3.08. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to any of the following matters: approving or adopting, or recommending to the shareholders, any action or matter (other than the election or removal of directors) expressly required by Indiana Law to be submitted to the shareholders for approval or adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.
Section 3.09. Action by Consent. Unless otherwise restricted by the articles of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
Section 3.10. Telephonic Meetings. Unless otherwise restricted by the articles of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.
Section 3.11. Resignation. Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
Section 3.12. Vacancies. Unless otherwise provided in the articles of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the shareholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the articles of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Indiana Law. Unless otherwise provided in the articles of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.
Section 3.13. Removal. Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.
Section 3.14. Compensation. Unless otherwise restricted by the articles of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.
ARTICLE 4

OFFICERS
Section 4.01. Principal Officers. The principal officers of the Corporation shall be a President, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of shareholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices.
Section 4.02. Election, Term of Office and Remuneration. The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.
Section 4.03. Subordinate Officers. In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.
Section 4.04. Removal. Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.
Section 4.05. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
Section 4.06. Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.
ARTICLE 5

CAPITAL STOCK
Section 5.01. Certificates For Stock; Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by any two authorized officers of the Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have power to issue a certificate in bearer form.
Section 5.02. Transfer Of Shares. Shares of the stock of the Corporation may be transferred on the record of shareholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.
Section 5.03. Authority for Additional Rules Regarding Transfer. The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any shareholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6

INDEMNIFICATION
Section 6.01. Every person (and the heirs, executors and administrators of such person) who is or was a director or officer of this Corporation or of any subsidiary of this Corporation or who, at the request of the Board of Directors of this Corporation, served in any position or capacity or on any committee for this Corporation or for or in any other corporation, partnership, association, trust, foundation, not-for-profit corporation, employee benefit plan or other organization or entity, shall be indemnified by the Corporation against any and all liability and reasonable expense that may be incurred by him in connection with or resulting from any claim, action, suit or proceeding in which either (i) such person is wholly successful, thereby entitling such person to Mandatory Indemnification, or (ii) such person is not wholly successful but it is nevertheless determined, pursuant to the procedures set forth below in Section 6.02 of this Article 6, that such person acted in good faith and that such person reasonably believed that (a) in the case of conduct in his official capacity, his conduct was in the Corporation’s best interests, or (b) in all other cases, his conduct was at least not opposed to the best interests of such Corporation, entity or organization, and, in addition with respect to any criminal action or proceeding, either had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, thereby entitling such person to Permissive Indemnification. A person shall be considered to have been serving an employee benefit plan at the request of the Corporation if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. The terms “claim,” “action,” “suit” or “proceeding” shall mean and include any threatened, pending or completed claim, action, suit or proceeding (whether brought by or in the right of the Corporation, of any other corporation or otherwise), and all appeals thereof, whether civil, criminal, administrative or investigative, formal or informal, in which any person described in the first sentence of this section may become involved as a party or otherwise:
(a) by reason of his being or having been a director or officer of the Corporation, or of any subsidiary corporation of the Corporation, or of any other corporation where he served as such at the request of the Corporation, or
(b) by reason of his acting or having acted in any position or capacity or on any committee for this Corporation or any subsidiary corporation of this Corporation, or in any position or capacity in or for a partnership, association, trust, foundation, not-for-profit corporation, employee benefit plan or other organization or entity where he served as such at the request of the Corporation, or
(c) by reason of any action taken or not taken by him in any such capacity, whether or not he continues in such capacity at the time such liability or expense shall have been incurred.
The terms “liability” and “expenses” shall include, but shall not be limited to, counsel fees and disbursements and amounts of judgments, fines or penalties against, and amounts paid in settlement by or on behalf of, a person, and excise taxes assessed with respect to an employee benefit plan, but shall not in any event include any liability or expenses on account of profits realized by him in the purchase or sale of securities of the Corporation. The term “wholly successful” shall mean (a) termination of any action, suit or proceeding against the person in question without any finding of liability or guilt against him, (b) the expiration of a reasonable period of time after the making of any claim or threat of an action, suit or proceeding without the institution of the same, without any payment or promise made to induce a settlement, or (c) approval by a court, with knowledge of the indemnity herein provided, of a settlement of any claim, action, suit or proceeding. The termination of any claim, action, suit or proceeding by judgment, order, settlement (whether with or without court approval), or conviction or upon a plea of guilty or of nolo contendere, or its equivalent, shall not by itself create a presumption that a person did not meet the standards of conduct for Permissive Indemnification. The actions of a person with respect to an employee benefit plan subject to the Employee Retirement Income Security Act of 1974 shall be deemed to have been taken in what the person reasonably believed to be the best interests of the Corporation if the person reasonably believed he was acting in conformity with the requirements of such Act or he reasonably believed his actions to be in the interests of the participants in or beneficiaries of the plan.
Section 6.02. With regard to Permissive Indemnification, the determination that a person acted in good faith and that such person reasonably believed that (a) in the case of conduct in his official capacity, his conduct was in the Corporation’s best interests, or (b) in all other cases, his conduct was at least not opposed to the best interests of the Corporation, and, in addition, with respect to any criminal action or proceeding, either had reasonable cause to believe that his conduct was lawful or had no reasonable cause to believe that his conduct was unlawful with regard to a specific claim, action, suit or proceeding in or as to which such person is not wholly successful shall be made by or for the Board of Directors of the Corporation in the manner hereinafter described. Any requests for such indemnification must first be proposed to the Board of Directors of the Corporation, and a motion for such indemnification may be made by any director of the Corporation, including a director who is seeking such indemnification for himself. If a quorum of directors eligible to decide the matter exists within the limitations and requirements of I.C. 23-1-37-12 (b)(1), such directors may either (i) decide the question themselves; (ii) refer the matter to Special Legal Counsel for decision pursuant to I.C. 23-1-37-12(b)(3)(A); or (iii) decline to take any action to either decide the question of such indemnification or refer the matter for decision to Special Legal Counsel.
If there does not exist a quorum of directors eligible to decide the matter within the limitations and requirements of I.C. 23-1-37-12(b)(1), a majority of the entire Board of Directors may either (i) refer the matter to a committee of two or more directors who are eligible to vote thereon pursuant to I.C. 23-1-37-12(b)(2) who may either decide the matter themselves or refer the matter to Special Legal Counsel for decision pursuant to I.C. 23-1-37-12(b)(3)(A); (ii) if such a committee cannot be appointed, refer the matter to Special Legal Counsel pursuant to the procedures described in I.C. 23-1-37-12(b)(3)(B); or (iii) decline to take any action to refer the matter of such indemnification to a committee or to Special Legal Counsel. Any decision on the question of entitlement to such Permissive Indemnification by a majority of a quorum of the Board of Directors eligible to vote pursuant to I.C. 23-1-37-12(b)(1); by a special committee of eligible directors pursuant to I.C. 23-1-37-12(b)(2); or by Special Legal Counsel duly appointed pursuant to the provisions of I.C. 23-1-37-12(b)(3), shall be in the sole and absolute discretion of such person or persons who are to make such determination. If it is determined and decided that such Permissive Indemnification should be given in a specific situation, the authorization for such indemnification and a determination of the amount thereof shall be made in accordance with the procedures and requirements of I.C. 23-1-37-12(c). For purposes of this Section 6.02 Permissive Indemnification shall be deemed to have been denied (i) if a majority of any group of persons who are to decide the question do not vote in favor of the proposed indemnification; (ii) if the Board of Directors or any committee thereof declines to take any permitted action to either decide the question, refer it to a committee, or refer it to Special Legal Counsel; (iii) if no decision is made by the person or persons who were to decide such question within a period of six (6) months after such indemnification was first proposed to the Board of Directors of the Corporation; or (iv) to the extent that the dollar amount of any indemnification to be made by the Corporation is less than the total dollar amount of indemnification proposed or requested to be made. If proposed Permissive Indemnification is denied, the question may not be reconsidered at any subsequent time by the Corporation.
Section 6.03. Expenses incurred with respect to any claim, action, suit or proceeding may be advanced by the Corporation (by action of the Board of Directors, whether or not a disinterested quorum exists) prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount unless he is entitled to indemnification under this Article of these bylaws.
Section 6.04. The rights of mandatory and Permissive Indemnification provided in this Article of the bylaws shall be in addition to any rights to which any such person may otherwise be entitled by contract, as matter of law, or pursuant to I.C. 23-1-37. Any person claiming the right to indemnification pursuant to any provisions of these bylaws may at any time apply for indemnification to or seek review of any decision denying indemnification or determining the amount thereof by a court pursuant to I.C. 23-1-37-11. Persons who are not directors or officers of the Corporation but who are directors or officers of any subsidiary may be indemnified to the extent authorized at any time or from time to time by the Board of Directors.
Section 6.05. Irrespective of the provisions of this Article of the bylaws, the Board of Directors may, at any time or from time to time, approve indemnification of directors and officers or other persons to the full extent permitted by the provisions of the Indiana Business Corporation Law at the time in effect, whether on account of past or future transactions.
Section 6.06. To the extent not inconsistent with Indiana law as in effect from time to time, the Board of Directors may, at any time or from time to time, approve the purchase and maintenance of insurance on behalf of any person described in the first sentence of Section 6.01 of this Article 6 against any liability asserted against him in his capacity or arising out of his status as such a person, whether or not the Corporation would have the power to indemnify him under the provisions of this Article of the bylaws. In the event that any expense or liability otherwise subject to indemnification hereunder is covered entirely or in part by any insurance, the indemnification provided for by this Article of these bylaws shall only be available, if at all, as to any uninsured liability or expense or that portion which is in excess of the amount of all available insurance coverage. Under no circumstances shall any insurer or other person making payment under such an insurance policy or contract be subrogated to the rights of any person entitled to indemnification under this Article of these bylaws.
Section 6.07. Any and all references contained in Article 6 of these bylaws to any provision, section, subsection or portion of the Indiana Code (I.C.) shall mean the Indiana Code as the same existed on December 9, 1986, and no subsequent amendment, repeal, modification, change, or judicial invalidation of any provision of the Indiana Code subsequent to December 9, 1986, shall alter, modify, or otherwise affect these bylaws, and these bylaws shall be construed and interpreted under the statutory law of the State of Indiana as it existed as of the date of adoption of these bylaws.
Section 6.08. The indemnification herein required or permitted by these amended indemnification bylaws shall be a contractual obligation, undertaking and commitment of the Corporation as to any person who either continued to serve or commenced to serve, following the date of the adoption of these amended indemnification bylaws, as a director or officer of this Corporation or any subsidiary of this Corporation, or in any other position or capacity, at the request of this Corporation or any subsidiary corporation, on any committee, partnership, association, trust, foundation, not-for-profit corporation, employee benefit plan, or other organization or entity, and no subsequent amendment or repeal of these bylaws and no judicial decision invalidating the legislation authorizing the indemnification provided for by these bylaws or invalidating all or any part of these indemnification bylaws shall in any manner deny, diminish, limit, restrict, or qualify the indemnification herein provided for, for any such person who so continued to serve or commenced to serve with regard to any claim concerning any matter which occurred, which commenced to occur, or which continued to occur subsequent to the adoption of these amended indemnification bylaws and prior to any such amendment, repeal, or judicial invalidation.
ARTICLE 7

GENERAL PROVISIONS
Section 7.01. Fixing the Record Date. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided that the Board of Directors may fix a new record date for the adjourned meeting.
(b) In order that the Corporation may determine the shareholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Indiana Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Indiana, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Indiana Law, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.
(c) In order that the Corporation may determine the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
Section 7.02. Dividends. Subject to limitations contained in Indiana Law and the articles of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.
Section 7.03. Year. The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.
Section 7.04. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Indiana”. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.
Section 7.05. Voting of Stock Owned by the Corporation. The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of shareholders of any corporation (except this Corporation) in which the Corporation may hold stock.
Section 7.06. Amendments. These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the shareholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

ANNEX B: INDIANA CODE § 23-1-44 (2022)

CHAPTER 44 OF THE INDIANA BUSINESS CORPORATION LAW

INDIANA CODE § 23-1-44

DISSENTERS’ RIGHTS
IC 23-1-44-1
“Corporation”
Sec. 1. As used in this chapter, “corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
IC 23-1-44-2
“Dissenter”
Sec. 2. As used in this chapter, “dissenter” means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter.
IC 23-1-44-3
“Fair value”
Sec. 3. As used in this chapter, “fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
IC 23-1-44-4
“Interest”
Sec. 4. As used in this chapter, “interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
IC 23-1-44-4.5
“Preferred shares”
Sec. 4.5. As used in this chapter, “preferred shares” means a class or series of shares in which the holders of the shares have preference over any other class or series with respect to distributions.
IC 23-1-44-5
“Record shareholder”
Sec. 5. As used in this chapter, “record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.
IC 23-1-44-6
“Beneficial shareholder”
Sec. 6. As used in this chapter, “beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.
IC 23-1-44-7
“Shareholder”
Sec. 7. As used in this chapter, “shareholder” means the record shareholder or the beneficial shareholder.

IC 23-1-44-8
Right to dissent and obtain payment for shares
Sec. 8.
(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:
(1) Consummation of a plan of merger to which the corporation is a party if:
(A) shareholder approval is required for the merger by IC 23-1-40-3, IC 23-0.6-1-7 or the articles of incorporation; and
(B) the shareholder is entitled to vote on the merger.
(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.
(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.
(4) The approval of a control share acquisition under IC 23-1-42.
(5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
(b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended.
(c) The articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate the right to dissent and obtain payment for any class or series of preferred shares. However, any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates the right to dissent and obtain payment for any shares:
(1) that are outstanding immediately before the effective date of the amendment; or
(2) that the corporation is or may be required to issue or sell after the effective date of the amendment under any exchange or other right existing immediately before the effective date of the amendment; does not apply to any corporate action that becomes effective within one (1) year of the effective date of the amendment if the action would otherwise afford the right to dissent and obtain payment.
(d) A shareholder:
(1) who is entitled to dissent and obtain payment for the shareholder’s shares under this chapter; or
(2) who would be so entitled to dissent and obtain payment but for the provisions of subsection (b); may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder’s entitlement.
(e) Subsection (d) does not apply to a corporate action that was approved by less than unanimous consent of the voting shareholders under IC 23-1-29-4 if both of the following apply:
(1) The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected.

(2) The proceeding challenging the corporate action is commenced not later than ten (10) days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.
IC 23-1-44-9
Dissenters’ rights of beneficial shareholder
Sec. 9.
(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.
(b) A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if:
(1) the beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and
(2) the beneficial shareholder does so with respect to all the beneficial shareholder’s shares or those shares over which the beneficial shareholder has power to direct the vote.
IC 23-1-44-10
Proposed action creating dissenters’ rights; notice
Sec. 10.
(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter.
(b) If corporate action creating dissenters’ rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 12 of this chapter.
IC 23-1-44-11
Proposed action creating dissenters’ rights; assertion of dissenters’ rights
Sec. 11.
(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:
(1) must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and
(2) must not vote the shareholder’s shares in favor of the proposed action.
(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.
IC 23-1-44-12
Dissenters’ notice; contents
Sec. 12.
(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 11 of this chapter.

(b) The dissenters’ notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters’ notice must:
(1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
(2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;
(4) set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and
(5) be accompanied by a copy of this chapter.
IC 23-1-44-13
Demand for payment and deposit of shares by shareholder
Sec. 13.
(a) A shareholder sent a dissenters’ notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice under section 12(b) (3) of this chapter, and deposit the shareholder’s certificates in accordance with the terms of the notice.
(b) The shareholder who demands payment and deposits the shareholder’s shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.
(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter and is considered, for purposes of this article, to have voted the shareholder’s shares in favor of the proposed corporate action.
IC 23-1-44-14
Uncertificated shares; restriction on transfer; dissenters’ rights
Sec. 14.
(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.
(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.
IC 23-1-44-15
Payment to dissenter
Sec. 15.
(a) Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter’s shares.

(b) The payment must be accompanied by:
(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;
(2) a statement of the corporation’s estimate of the fair value of the shares; and
(3) a statement of the dissenter’s right to demand payment under section 18 of this chapter.
IC 23-1-44-16
Failure to take action; return of certificates; new action by corporation
Sec. 16.
(a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 12 of this chapter and repeat the payment demand procedure.
IC 23-1-44-17
Withholding payment by corporation; corporation’s estimate of fair value; after-acquired shares
Sec. 17.
(a) A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.
(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter’s right to demand payment under section 18 of this chapter.
IC 23-1-44-18
Dissenters’ estimate of fair value; demand for payment; waiver
Sec. 18.
(a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the dissenter’s estimate (less any payment under section 15 of this chapter), or reject the corporation’s offer under section 17 of this chapter and demand payment of the fair value of the dissenter’s shares, if:
(1) the dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter’s shares;
(2) the corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or
(3) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.
(b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter’s shares.

IC 23-1-44-19
Court proceeding to determine fair value; judicial appraisal
Sec. 19.
(a) If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation’s principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(e) Each dissenter made a party to the proceeding is entitled to judgment:
(1) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or
(2) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 17 of this chapter.
IC 23-1-44-20
Costs; fees; attorney’s fees
Sec. 20.
(a) The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.
(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or
(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.
(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

ANNEX C: OPINION OF J.P. MORGAN

March 7, 2023
The Board of Directors
Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.05 per share (the “Company Common Stock”), of Kimball International, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of HNI Corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger, dated as of March 7, 2023 (the “Agreement”), among the Company, the Acquiror and its subsidiary, Ozark Merger Sub, Inc. (the “Merger Sub”), the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by any subsidiary of the Company or by the Acquiror and its subsidiaries and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to $9.00 in cash (the “Cash Consideration”) and 0.1301 shares (the “Stock Consideration”, and, together with the Cash Consideration, the “Consideration”) of the Acquiror's common stock, par value $1.00 per share (the “Acquiror Common Stock”).
In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the businesses of the Company and the Acquiror, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, the Merger Sub
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and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as sole lead arranger and sole bookrunner on a credit facility in December 2022. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC
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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers
HNI is an Iowa corporation. Section 490.852 of the IBCA mandates that a corporation incorporated under the laws of Iowa indemnify a director that was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.
Section 490.851 of the IBCA gives a corporation incorporated under the laws of Iowa the authority to indemnify an individual who is a party to a proceeding because the individual is a director against liability incurred in the proceeding, provided that the director or officer acted in good faith and in a manner that the individual reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful.
In the case of a proceeding by or in the right of the corporation, the corporation may indemnify or agree to indemnify its directors against certain liabilities they may incur in such capacities, provided that the director acted in good faith and in a manner that the director reasonably believed to be in or not opposed to the best interests of the corporation, except that indemnification shall not be made in respect of any claim, issue or matter as to which (i) the director has met the relevant standard of conduct discussed in the preceding paragraph or (ii) in connection with any proceeding where the director is adjudged liable on the basis that the director received a financial benefit to which the director was not entitled, whether or not involving action in the director’s official capacity.
HNI has adopted provisions in HNI’s bylaws that provide that HNI may indemnify a director or officer who is a party to a proceeding against liability incurred by the director or officer in the proceeding to the maximum extent permitted by and in the manner prescribed by the IBCA, including the advancement of expenses. HNI’s bylaws also provide that HNI may enter into indemnification agreements consistent with the IBCA with each director and officer that the HNI Board deems appropriate from time to time.
Item 21. Exhibits and Financial Statement Schedules
The exhibits listed below in the “Index of Exhibits” are part of the registration statement and are numbered in accordance with Item 601 of Regulation S-K.
The exhibits contain representations, warranties and covenants that were made by the parties to the applicable agreement only for purposes of such agreement and as of specific dates; were made solely for the benefit of the contracting parties; may be subject to limitations agreed upon by the contracting parties, including being qualified by any applicable confidential disclosures exchanged between such parties in connection with the execution of such agreement (which disclosures may include information that has been included in such parties’ public disclosures, as well as additional non-public information); may have been made for the purposes of allocating contractual risk between the contracting parties instead of establishing these matters as facts; and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Additionally, the representations, warranties, covenants, conditions and other terms of such agreements may be subject to subsequent waiver or modification. For the foregoing reasons, one should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the contracting parties or any of their respective subsidiaries or affiliates, which are disclosed in the other information provided elsewhere in the registration statement or incorporated by reference herein.
HNI and Kimball acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the registration statement not misleading. Additional information about HNI and Kimball may be found elsewhere in the registration statement and HNI’s and Kimball’s other public filings, which are available without charge through the SEC’s website at www.sec.gov. See “Where You Can Find More Information” beginning on page 148.

Index of Exhibits
Exhibit	Description
2.1
Agreement and Plan of Merger, dated as of March 7, 2023, by and among HNI Corporation, Ozark Merger Sub, Inc. and Kimball International, Inc. (included as Annex A to the proxy statement/prospectus contained in this registration statement).*

3.1
Amended and Restated Articles of Incorporation of HNI Corporation (incorporated by reference herein by reference to Exhibit 3.1 to HNI Corporation’s Annual Report on Form 10-K. filed on February 26, 2010).

3.2	Amended and Restated By-Laws of HNI Corporation (incorporated by reference herein by reference to Exhibit 3.1 to HNI Corporation’s Current Report on Form 8-K. filed on May 11, 2021).

5.1	Opinion of Steven M. Bradford, Esq. regarding the legality of the HNI common stock being registered.***

23.1	Consent of KPMG LLP, independent registered public accounting firm of HNI Corporation.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Kimball International Inc.

23.3	Consent of Steven M. Bradford, Esq. (included in Exhibit 5.1).***

24.1	Power of Attorney (included on the signature pages to this registration statement).

99.1	Form of Preliminary Proxy Card of Kimball International, Inc.**

99.2	Consent of J.P. Morgan Securities LLC.

107	Calculation of Filing Fee Table.
*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.
**	To be filed by amendment.
***	Previously filed.
Item 22. Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
(1)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)
The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is

used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no.1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muscatine, State of Iowa, on April 19, 2023.
HNI Corporation

By:	/s/ Jeffrey D. Lorenger
	Name:	Jeffrey D. Lorenger
	Title:	Chairman, President, and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this amendment no.1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
*	Chairman, President, and Chief Executive Officer, Principal Executive Officer, and Director
Jeffrey D. Lorenger

*	Senior Vice President, Chief Financial Officer, Principal Financial Officer, and Principal Accounting Officer
Marshall H. Bridges

*	Director
Mary A. Bell

*	Director
Miguel M. Calado

*	Lead Director
Cheryl A. Francis

*	Director
Patrick D. Hallinan

*	Director
John R. Hartnett

*	Director
Mary K. W. Jones

*	Director
Larry B. Porcellato

*	Director
Dhanusha Sivajee

*	Director
Abbie J. Smith
By:	/s/ Steven M. Bradford	April 19, 2023
Steven M. Bradford
Attorney-in-fact for each of the persons indicated